TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 1
Management’s Discussion and Analysis
This Management’s Discussion and

Analysis (MD&A) is presented to enable

readers to assess material changes in

the financial condition and
operating results of TD Bank Group (“TD”

or the “Bank”) for the year ended

October 31, 2025,

compared with the corresponding period

in the prior
year. This MD&A should be

read in conjunction with the audited Consolidated

Financial Statements and related Notes

for the year ended
October 31, 2025. This MD&A

is dated December 3, 2025. Unless otherwise

indicated, all amounts are expressed

in Canadian dollars and have been
primarily derived from the Bank’s annual Consolidated

Financial Statements prepared in accordance

with International Financial Reporting Standards
(IFRS) as issued by the International

Accounting Standards Board (IASB). Certain

comparative amounts have been revised

to conform with the
presentation adopted in the current period.
Reported results conform with generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted results

are non-GAAP financial
measures. For additional information about

the Bank’s use of non-GAAP financial

measures, refer to “Non-GAAP and

Other Financial Measures” in the
“Financial Results Overview”

sections of this document.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS 2 Wholesale Banking 32
Corporate 35
STRATEGIC REVIEW 4
2024 FINANCIAL RESULTS OVERVIEW
SIGNIFICANT EVENTS 5 Summary of 2024 Performance 35
UPDATE ON THE REMEDIATION OF THE

U.S. BANK SECRECY
5 GROUP FINANCIAL CONDITION
ACT/ANTI-MONEY LAUNDERING

PROGRAM AND ENTERPRISE
Balance Sheet Review 37
AML PROGRAM Credit Portfolio Quality 38
Capital Position 47
FINANCIAL RESULTS OVERVIEW
Securitization and Off-Balance Sheet

Arrangements
54
Corporate Overview 7 Related Party Transactions 55
Economic Summary and Outlook 7 Financial Instruments 56
How the Bank Reports 8
Net Income 11 RISK FACTORS AND MANAGEMENT
Revenue 12
Risk Factors that May Affect

Future Results
56
Provision for Credit Losses 13 Managing Risk 66
Expenses 14
Taxes 16
ACCOUNTING STANDARDS

AND POLICIES
Quarterly Financial Information 16
Critical Accounting Policies

and Estimates
101
Current and Future Changes in

Accounting Policies
105
BUSINESS SEGMENT ANALYSIS Controls and Procedures 105
Business Focus 19
Canadian Personal and Commercial

Banking
21 ADDITIONAL FINANCIAL INFORMATION 106
U.S. Retail 24
Wealth Management and Insurance 29 GLOSSARY 113
Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at http://www.td.com
, on SEDAR+

at
http://www.sedar.com , and
on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov

(EDGAR filers section).

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 2
Caution Regarding Forward-Looking

Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the
United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to
analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under,

applicable
Canadian and U.S. securities legislation, including the U.S.

Private Securities Litigation Reform Act
of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (2025 MD&A) in the Bank’s

2025 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key
Priorities for 2026” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking,

U.S. Retail, Wealth Management and Insurance, and Wholesale
Banking segments, and in other statements regarding the Bank’s objectives and priorities for 2026 and beyond and strategies to achieve them, the regulatory environment in which the
Bank operates, targets and commitments, the Bank’s anticipated financial performance and the outlook for the Bank’s operations

or the Canadian, U.S. and global economies.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “suggest”, “seek”, “believe”,

“expect”, “anticipate”, “intend”, “ambition”, “strive”, “confident”,
“estimate”, “forecast”, “outlook”, “plan”, “goal”, “commit”, “target”, “objective”, “timeline”, possible”, “potential”, “predict”,

“project”, “foresee”, “may”, and “could” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.

By their very nature, these forward-looking statements require the
Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations, predictions, forecasts, projections, estimates, targets,

or intentions expressed in the forward-looking statements. Examples of such risk factors include: general business and economic conditions in the regions in which the Bank operates; geopolitical risk (including policy, trade and tax-related

risks and the potential impact
of any new or elevated tariffs or any retaliatory tariffs); inflation, interest rates and recession uncertainty; risks associated with the remediation of the Bank’s U.S.
Bank Secrecy Act
(BSA)/anti-money laundering (AML) program and Enterprise AML program; regulatory oversight and compliance risk; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions,

the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; risks associated with the insured deposit account agreement between the Bank and
The Charles Schwab Corporation; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; external fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws, rules and regulations, including consumer protection laws and regulations, tax laws, capital guidelines and liquidity regulatory guidance; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology;

ability of the Bank to attract, develop, and retain key talent;
changes in foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices; downgrade,

suspension or withdrawal of ratings assigned by any rating agency,

the
value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions, including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; and critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The
Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors that May Affect Future Results” section of the 2025 MD&A, and the sections related to strategic, credit, market (including equity, commodity,

foreign exchange, interest
rate, and credit spreads), operational (including technology, cyber security,

process, systems, data, third-party, fraud, infrastructure,

insider and conduct), model, insurance, liquidity, capital
adequacy, compliance, financial crime, reputational, environmental and social risk in the “Managing Risk” section of the 2025 MD&A, as may be updated in subsequently filed quarterly
reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant Events” or “Update on the Remediation of the
U.S. Bank Secrecy Act

(BSA)/Anti-Money Laundering (AML) Program and Enterprise AML Program” in the relevant MD&A, which applicable releases may be found on www.td.com. All
such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements,

should be considered carefully when making decisions with
respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 MD&A under the headings “Economic Summary and
Outlook” and “Significant Events”, under the headings “Key Priorities for 2026” and “Operating Environment and

Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail,
Wealth Management and Insurance, and Wholesale Banking segments, each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 3
TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

where noted)
2025 2024
Results of operations
Total revenue – reported $ 67,777 $ 57,223
Total revenue – adjusted 1 61,810 56,789
Provision for (recovery of) credit losses 4,506 4,253
Insurance service expenses (ISE) 6,089 6,647
Non-interest expenses – reported 33,539 35,493
Non-interest expenses – adjusted 1 32,555 29,148
Net income – reported 20,538 8,842
Net income – adjusted 1 15,025 14,277
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 953.0 $ 949.5
Total assets 2,094.6 2,061.8
Total deposits 1,267.1 1,268.7
Total equity 127.8 115.2
Total risk-weighted assets (RWA) 2 636.4 630.9
Financial ratios
Return on common equity (ROE) – reported
3
17.8% 8.2%
Return on common equity – adjusted
1
12.9 13.6
Return on tangible common equity (ROTCE)
1,3
21.9 11.2
Return on tangible common equity – adjusted
1
15.8 18.0
Efficiency ratio – reported
3
49.5 62.0
Efficiency ratio – adjusted, net of ISE
1,3,4
58.4 58.1
Provision for (recovery of) credit losses

as a % of net average loans
0.47 0.46
Common share information – reported

(Canadian dollars)
Per share earnings
Basic $ 11.57 $ 4.73
Diluted 11.56 4.72
Dividends per share 4.20 4.08
Book value per share 3 68.78 59.59
Closing share price (TSX) 5 115.16 76.97
Shares outstanding (millions)

Average basic 1,726.3 1,758.8
Average diluted 1,728.0 1,760.0
End of period 1,689.5 1,750.1
Market capitalization (billions of Canadian dollars) $ 194.6 $ 134.7
Dividend yield 3 4.6% 5.1%
Dividend payout ratio 3 36.2 86.1
Price-earnings ratio 3 10.0 16.3
Total shareholder return (1 year) 3 56.7 4.5
Common share information – adjusted (Canadian dollars)
1
Per share earnings
Basic $ 8.38 $ 7.82
Diluted 8.37 7.81
Dividend payout ratio

50.0% 52.1%
Price-earnings ratio 13.8 9.9
Capital ratios 2
Common Equity Tier 1 (CET1) Capital

ratio

14.7% 13.1%
Tier 1 Capital ratio 16.4 14.8
Total Capital ratio 18.4 16.8
Leverage ratio 4.6 4.2
Total Loss Absorbing Capacity

(TLAC) ratio
31.8 28.7
TLAC Leverage ratio 8.9 8.1
1

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP,

and refers to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “Financial

Results Overview” section of this
document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non

-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements
(CAR), Leverage Requirements, and TLAC guidelines. Refer to the “Capital Position” section of this document for further details.
3

For additional information about this metric, refer to the Glossary of this document.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
2025: $55,721 million, 2024: $50,142 million.
5

Toronto Stock Exchange (TSX) closing

market price.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 4

3
4
5
STRATEGIC REVIEW
In fiscal year 2025, the Bank conducted a comprehensive

review of its

businesses and functions to assess

the Bank’s positioning, performance, and growth
opportunities. This review culminated in a new

enterprise strategy that defines the path

forward for the Bank. The strategy focuses

on deepening client
relationships, driving market leadership, and

scaling profitably within the Bank’s established

risk appetite. Also as part of this review,

the Bank reaffirmed its
commitment to enhancing governance and

control functions including its U.S.
Bank Secrecy Act

(BSA)

and Anti-Money Laundering (AML) compliance

programs
(collectively, the “U.S. BSA/AML program”) compliance remediation program.

The Bank has, as part of this strategic review,

identified opportunities to accelerate growth,

including deepening relationships, evolving

digital capabilities,
allocating capital to high return businesses,

structurally reducing costs, increasing fee income,

and modernizing infrastructure and processes.
The resulting strategy is intended to deliver

durable earnings growth and premium

ROE, creating long-term value for the Bank’s

shareholders within its existing
risk appetite. The Bank’s ability to achieve these

objectives over the medium-term is

subject to inherent risks and uncertainties,

as discussed in the “Risk Factors
That May Affect Future Results” section of this

document,

and others as noted in the “Caution

Regarding Forward-Looking Statements”

section of this document.
The Bank’s medium-term strategy is anchored in

the three strategic pillars and corresponding objectives

introduced at its

2025 Investor Day.
Deeper Relationships
● Deeper Share of Wallet
: Become Canada’s leading relationship bank,

increasing client depth across TD’s footprint by

putting clients at the centre, and
seamlessly delivering products and services

across channels

● Deeper Digital Engagement
: Transform distribution by scaling digital leadership

across businesses and evolving branches

into advice centres, while
adding specialist capabilities and sales capacity

through frontline growth
● Deeper Fee Income
: Enhance earnings durability by driving

profitable growth across the Wealth Management

and Insurance, and Wholesale Banking
business segments, as well as the Bank’s commercial

banking business in Canada and

the United States
Simpler & Faster
● Simpler & Faster Client Experiences
: Become a leader in client experience in

Canada and the United States, with a focus

on making processes
simpler and faster
● Simpler & Faster Operating Model
: Evolve the operating model to reduce

management layers, decrease complexity, and speed up decision making
while shifting culture towards more leadership

accountability
● Simpler & Faster Technology, Leveraging Artificial Intelligence (AI)
: Enhance technology and data capabilities

to ensure platforms are scalable,
efficient, and resilient, while capturing revenue

and cost efficiencies through the adoption of AI

Disciplined Execution
● Disciplined Governance & Controls
: Continue to invest to evolve governance,

risk and control functions in line with the

Bank’s scale, complexity, and
regulatory requirements
● Disciplined Cost Management
: Sustainably lower the Bank’s expense base by delivering

meaningful cost savings over the medium-term

through
reimagining processes, transforming distribution,

and enabling technology and AI deployment
● Disciplined Capital Management
: Deploy capital with greater discipline

to drive franchise leadership and scale,

while delivering premium returns,
including uplifting returns across U.S.

Retail and Wholesale Banking
In conjunction with its strategy, the Bank has established Bank-wide targets

including the following:

Fiscal Year 2026 Targets
1
~13%
Adj.

ROE
6-8%
Y/Y Adj.
2

EPS
Growth
Positive
Adj.
2

Operating
Leverage
13%+
CET1 Ratio
Medium-Term (Fiscal Year 2029) Targets
1
~16%
Adj.
2

ROE
7-10%
Adj.
2

EPS Growth
Positive
Adj.
2

Operating
Leverage
3
Strong
CET1 Ratio
40-50%
Dividend
Payout Ratio
1
The Bankְ’s

fiscal 2026

and

medium-term

financial targets

are

based

on

forward-looking

assumptions

that have

inherent risks and

uncertainties. Results

may

vary

depending

on

actual
economic conditions, including the level of unemployment, interest rates, and economic growth or contraction, the operating environment, including regulatory requirements, political environment, and competitive landscape, and the Bank’s assumptions on future business performance,

including credit conditions and performance, inclusive of policy and trade uncertainty and borrower or industry specific credit factors and conditions, and foreign exchange impact. These assumptions are subject to inherent uncertainties and may vary based on factors outside the Bank’s control, including those set out at the beginning of this document in the “Caution

Regarding Forward-Looking Statements” section. Refer to the “Risk Factors
That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.
2
The Bank prepares its consolidated financial statements in accordance with IFRS, the current GAAP,

and refers to results prepared in accordance with IFRS as the “reported” results. The
Bank also utilizes non-GAAP financial measures such as “adjusted” results (i.e., reported results excluding “items of note”) and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and non-GAAP ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See “Financial Results Overview” section in this document for further explanation, reported basis results, a list of the items of note, and a
reconciliation of adjusted to reported results.
3

Operating leverage is a non-GAAP measure. At the total Bank level, TD calculates operating leverage as the difference between the % change in adjusted revenue (for U.S. Retail in source currency) net of ISE, and adjusted expenses (for U.S. Retail in US$) grossed up by the retailer program partners

’

share of PCL for the Bank’s U.S. strategic card portfolio.
Collectively, these adjustments provide a measure of operating leverage that management believes is more reflective of underlying business performance.
4

Calculated in accordance with the OSFI’s Capital Adequacy Requirements guideline.

For additional information about this metric, refer to the Glossary of this document.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 5

SIGNIFICANT EVENTS
a) Sale of Schwab Shares

On February 12, 2025, the Bank sold its entire

remaining equity investment in

The Charles Schwab Corporation (“Schwab”)

through a registered offering and
share repurchase by Schwab. Immediately prior

to the sale, TD held 184.7 million shares

of Schwab’s common stock, representing 10.1% economic

ownership.
The sale of the shares resulted in proceeds

of $21.0 billion (US$14.6 billion) and the

Bank recognized a net gain on sale of $8.6

billion (US$5.8 billion). This gain is
net of the release of related cumulative foreign

currency translation from accumulated other

comprehensive income (AOCI), the release

of AOCI on designated net
investment hedging items, direct transaction

costs, and taxes. The Bank also recognized

$184 million of underwriting fees in its

Wholesale segment as a result of
TD Securities acting as a lead bookrunner

on the transaction.

The transaction increased CET1 capital

by 238 basis points (bps). The Bank discontinued

recording its share of earnings available to

common shareholders
from its investment in Schwab following

the sale. The Bank continues to have a business

relationship with Schwab through the insured

deposit account agreement
(“Schwab IDA Agreement”).
b) Restructuring Charges
The Bank continued to undertake certain

measures in the fourth quarter of 2025 to reduce

its cost base and achieve greater efficiency. In connection with this program, the Bank incurred $686 million

pre-tax of restructuring charges during

the year ended October 31, 2025, which primarily

related to employee severance
and other personnel-related costs, asset impairment

and other rationalization, including certain

business wind-downs, and real estate optimization.

Next quarter,
the Bank expects

to incur additional restructuring charges

of approximately $125 million pre-tax, and

to conclude the restructuring program

with total restructuring
charges of approximately $825 million pre-tax.

The restructuring program generated

savings of approximately $100 million pre-tax

in 2025. The Bank expects the
program to generate total pre-tax fully realized

annual program savings of approximately

$750 million, including savings from an

approximate 3% workforce
reduction
.
UPDATE ON THE REMEDIATION OF THE U.S. BANK SECRECY ACT/ANTI-MONEY

LAUNDERING PROGRAM AND ENTERPRISE

AML PROGRAM
As previously disclosed, on October 10, 2024,

the Bank announced that, following active

cooperation and engagement with authorities and

regulators, it reached a
resolution (the “Global Resolution”) of

previously disclosed investigations related

to its U.S. BSA/AML program. The Bank

and certain of its U.S. subsidiaries
consented to orders with the Office of the Comptroller

of the Currency (“OCC”), the Federal

Reserve Board (“FRB”), and the Financial

Crimes Enforcement
Network (“FinCEN”) and entered into plea agreements

with the Department of Justice (“DOJ”), Criminal

Division, Money Laundering and Asset

Recovery Section
and the United States Attorney’s Office for the

District of New Jersey. Details of the Global Resolution include:

(i) a total payment of US$3.088 billion
(C$4.233 billion), all of which was provisioned

during the 2024 fiscal year; (ii) TD Bank,

N.A. (“TDBNA”) pleading guilty to one count

of conspiring to fail to maintain
an adequate AML program, failing to file

accurate currency transaction reports

(“CTRs”) and launder money and TD Bank

US Holding Company (“TDBUSH”)
pleading guilty to two counts of failing to maintain

an adequate AML program and failing

to file accurate CTRs; (iii) requirements to remediate

the Bank’s U.S.
BSA/AML program; (iv) a requirement

to prioritize the funding and staffing of the remediation,

which includes Board certifications for dividend

distributions from
certain of the Bank’s U.S. subsidiaries to

the Bank; (v) formal oversight of the

U.S. BSA/AML remediation through an independent

compliance monitorship; (vi) a
prohibition against the average combined

total assets of TD’s two U.S. banking subsidiaries

(TDBNA and TD Bank USA, N.A.) (collectively, the “U.S.

Bank”)
exceeding US$434 billion (representing the

combined total assets of the U.S. Bank as at

September 30, 2024) (the “Asset Limitation”),

and if the U.S. Bank does
not achieve compliance with all actionable

articles in the OCC consent orders (and

for each successive year that the U.S.

Bank remains non-compliant), the OCC
may require the U.S. Bank to further reduce

total consolidated assets by up to 7%; (vii)

the U.S. Bank being subject to OCC

supervisory approval processes for
any additions of new bank products, services,

markets, and stores prior to the OCC’s acceptance

of the U.S. Bank’s improved AML policies and procedures,

to
ensure the AML risk of new initiatives is appropriately

considered and mitigated; (viii) requirements

for the Bank and TD Group U.S. Holdings,

LLC (“TDGUS”) to
retain a third party to assess the effectiveness of

the corporate governance and U.S. management

structure and composition to adequately oversee

U.S.
operations; (ix) requirements to comply

with the terms of the plea agreements with

the DOJ during a five-year term of probation (which

could be extended as a
result of the Bank failing to complete the compliance

undertakings, failing to cooperate or to

report alleged misconduct as required,

or committing additional
crimes); (x) an ongoing obligation to cooperate

with DOJ investigations; and (xi) an ongoing

obligation to report evidence or allegations

of violations by the Bank,
its affiliates, or their employees that may be a

violation of U.S. federal law. The full terms of the consent orders and plea agreements are available on the Bank’s
issuer profile on SEDAR+ at www.sedarplus.com.
The Bank is focused on meeting the terms

of the consent orders and plea agreements,

including meeting the requirements to remediate

the Bank’s U.S. BSA/AML
program. In addition, the Bank is also undertaking

remediation of the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions

Programs (“Enterprise
AML Program”).
For additional information on the risks associated

with the remediation of the Bank’s U.S. BSA/AML

program and the Bank’s Enterprise AML Program,

see the
“Risk Factors That May Affect Future Results –

Remediation of the Bank’s U.S. BSA/AML Program

and Enterprise AML Program” section

of this document.
Update on the Remediation of the U.S.

Bank Secrecy Act/Anti-Money Laundering

Program and Enterprise AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. As at December 3,

2025, the Bank has
completed the majority of its management

remediation actions (the term “management

remediation actions” is not a regulatory definition

and is considered by the
Bank to consist of the root cause assessments,

data preparation, design, documentation,

frameworks, policies, standards, training,

processes, systems, testing
and implementation of controls, as well as

the hiring of resources); however, significant work and

important milestones remain for calendar

2026 and calendar
2027 including the Suspicious Activity Report

lookback per the OCC consent order which

management expects to complete in

calendar 2027. For fiscal 2026, the
Bank continues to expect U.S. BSA/AML remediation

and related governance and control

investments of approximately US$500

million pre-tax.

All management
remediation actions will be subject to demonstrated

sustainability and validation by the Bank’s internal

audit function (with such activities currently

planned for
calendar 2026 and calendar 2027), as well

as the review by the appointed monitor, and, ultimately, the review and approval of the

Bank’s U.S. banking regulators
and the DOJ. Following such independent reviews,

testing, and validation, there could be additional

management remediation actions that would

take place after
calendar 2027 in which case the overall remediation

timeline may be extended. In addition, as

the Bank undertakes the lookback reviews,

the Bank may be
6

The Bank’s expectations regarding the restructuring program are subject to inherent uncertainties and are based on the Bank’s assumptions regarding certain factors, including rate of natural attrition, talent re-deployment opportunities, years-of-service, execution timing of actions, decisions to expand on or reduce the restructuring actions (e.g., scope of real estate optimization, additional rationalizations), and foreign exchange translation impacts. Refer to the “Risk Factors That

May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.
7

The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on the scope of work in the U.S.
BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses as well as the Bank’s ability to successfully execute against the
U.S. BSA/AML remediation program in accordance with the U.S. Retail segment’s fiscal 2026 and medium-term plan
.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 6
required to further expand the scope of the review, either in terms of the subjects being addressed and/or

the time period reviewed. The following

graph illustrates
the Bank’s expected remediation plan and progress

on a calendar year basis, based on its

work to date:
The Bank’s remediation timeline is based on

the Bank’s current plans, as well as assumptions

related to the duration of planning activities,

including the
completion of external benchmarking and

lookback reviews. The Bank’s ability to

meet its planned remediation milestones assumes

that the Bank will be able to
successfully execute against its U.S. BSA/AML

remediation program plan, which is

subject to inherent risks and uncertainties including

the Bank’s ability to attract
and retain key employees, the ability of

third parties to deliver on their contractual obligations,

the successful development and implementation

of required
technology solutions, and data availability

to complete the required lookback reviews.

Furthermore, the execution of the U.S. BSA/AML

remediation plan, including
these planned milestones, will not be entirely

within the Bank’s control because of various factors

such as (i) the requirement to obtain regulatory

approval or non-
objection before proceeding with various

steps, and (ii) the requirement for the various

deliverables to be acceptable to the regulators

and/or the monitor. As of the
date hereof, the Bank believes that it and its applicable

U.S. subsidiaries have taken such actions

as are required of them to date under the

terms of the consent
orders and plea agreements and is not aware

of them being in breach of the same. For

information about the Bank’s AML governance

framework, see the
“Managing Risk” section of this MD&A.
While substantial work remains, the

Bank made progress on remediating and

strengthening its U.S. BSA/AML program

over the first three quarters of fiscal 2025,
including:

1)

the DOJ and FinCEN approved the use

of the same Independent Compliance

Monitor on a go-forward basis;
2)

improvements to transaction monitoring

capabilities with the implementation of

a new transaction monitoring system,

the introduction of all planned
scenarios into that transaction monitoring system

as set out in the Bank’s U.S. BSA/AML program

remediation plan, and the deployment

of the first
phase of machine learning analysis in this

system which will help improve the effectiveness

and efficiency of the Bank’s investigative teams;
3)

enhanced and streamlined investigation practices

including the implementation of technology

which centralizes all new investigative

cases in a single
system to provide unified data sets to help

manage financial crime risk with a single

view of the customer;
4)

implemented enhancements to cash deposit requirements

at stores;
5)

updated and enhanced policies, including those

with respect to Know Your Customer (KYC) activities, and introducing revised escalation standards
across all of U.S. Financial Crime Risk

Management (FCRM);
6)

introduced new reporting on workloads that has

improved the Bank’s ability to forecast resource

needs;
7)

strengthened controls and assessments relating

to new business initiatives, including the establishment

of a new Financial Crimes Risk Management
subcommittee focused on reviewing and

assessing new business products, services

and geographies; and
8)

the launch of focused training for the first

and second lines of defense relating to suspicious

customer activity for certain commercial

products and
services.
Specifically in the fourth quarter of fiscal 2025,

the Bank made the following progress:
1)

implemented an enhanced,

streamlined system and end-to-end process

for submitting unusual transaction referrals

for frontline colleagues to
improve the accuracy and efficiency by which

the Bank submits unusual transaction reports;
2)

deployed further machine learning enhancements

to the Bank’s transaction monitoring system to improve

the efficacy and accuracy of the Bank’s
U.S. BSA/AML program;
3)

deployed advanced risk detection capability

to help identify and mitigate a high-risk

criminal activity;

and
4)

made good progress against the lookback

reviews

required under the OCC consent order.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

U.S. BSA/AML program, including:
1)

continue enhancing its financial crime risk

assessment methodologies and processes;
2)

the multi-phase deployment of a new KYC strategic

platform that will provide a single view

of the customer to improve risk assessment

capabilities;
3)

further deployments of machine learning

and specialized AI;
4)

continued progress on lookback reviews as required

under the OCC and FinCEN consent orders;
5)

continued data enhancements with the deployment

of dedicated FCRM data environments

which will create a single source of truth

in support of
advanced detection capabilities;

and
6)

continued training and development of colleagues.
To help ensure that the Bank can continue to support its customers’ financial needs in the U.S. while not exceeding

the limitation on the combined total assets

of
the U.S. Bank, the Bank executed multiple

U.S. balance sheet restructuring actions

in fiscal 2025. Refer to “Update on U.S.

Balance Sheet Restructuring” in the
U.S. Retail segment section for additional

information on these actions. For additional

information about expenses associated

with the Bank’s U.S. BSA/AML
program remediation activities, refer

to the U.S. Retail segment section.
Strengthening of the Bank’s Enterprise AML Program
The Bank continues to undertake remediation

of the Enterprise AML Program, including

a range of management remediation and

enhancement actions (the term
“management remediation and enhancement

actions”

is not a regulatory definition and is considered

by the Bank to consist of root cause

assessments, data
preparation, design, documentation, frameworks,

policies, standards, training, processes,

systems, testing, and execution of controls,

as well as the hiring of
resources). While the Bank has made progress

on this remediation work, it is a multi-year

endeavour and the remediation work remains

ongoing. The timing of
completion of the remediation work will not

be entirely within the Bank’s control, and is subject

to regulatory feedback, internal review, challenge and validation.

As
previously disclosed, following the end of the

first quarter of fiscal 2025, the Financial Transactions

and Reports Analysis Centre of Canada (“FINTRAC”)
commenced a review of certain remediation

steps that the Bank has taken to date

to address the FINTRAC violations.

This review is ongoing, and subject to the
outcome, may result in additional regulatory

actions.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 7
The remediation and enhancement of the Enterprise

AML Program is exposed to similar

risks as noted in respect of the remediation

of the Bank’s U.S. BSA/AML
Program (see also “Remediation of the

U.S. BSA/AML Program”

above). In particular, as the Bank continues its remediation and improvement activities of the
Enterprise AML Program, it expects an increase

in identification of reportable transactions

and/or events, which will add to the operational

backlog in the Bank’s
Financial Crime Risk Management (FCRM)

investigations processing that the Bank

currently faces, but is working towards

remediating, across the Bank. In
addition, on an ongoing basis, the Bank

will continue to review and assess whether

issues identified in one jurisdiction have an impact

in other jurisdictions.
Furthermore, the Bank’s regulators or law enforcement

agencies may identify other issues with

the Bank’s Enterprise AML Program, which may result

in additional
regulatory actions. These issues identified

through the Bank’s own review or by

the Bank’s regulators or law enforcement agencies

may broaden the scope of the
remediation and improvements required

for the Enterprise AML Program.

While substantial work remains, the

Bank made progress on remediating and strengthening

the Enterprise AML Program over fiscal

2025, including the following
during the first three quarters of fiscal 2025:

1) redesigning the FCRM organizational

structure to better enable stronger collaboration,

clear ownership, and a more agile response

to evolving risk
and regulatory expectations, including the consolidation

of the Enterprise and the U.S. AML mandates

under the leadership of the Global Head of
FCRM;
2) completing a comprehensive transaction

monitoring coverage assessment to identify areas

requiring enhancements;

3) enhancing investigative processes through

improved workflow and data management;
4) continued improvements in the Bank’s process

and procedural guidance, reinforced

with targeted training across FCRM and

individual business
lines;
5) implementing a stronger monitoring and

testing standard to improve control coverage

and depth; and
6) launching technology initiatives to consolidate

electronic document and data availability, to improve quality and timeliness of monitoring and to
improve oversight of escalated AML issues.
Specifically in the fourth quarter of fiscal 2025,

the Bank made the following progress:

1)

continued improvement of the KYC controls

to strengthen tracking and regulatory compliance,

supporting ongoing customer due diligence

efforts;
2)

strengthened governance structures and

first-line accountability in managing

financial crime risks, driving cross-functional

collaboration and
standardized processes across KYC,

Customer Exits and investigative activities;
3)

enhanced the AML/Anti-Terrorist Finance Enterprise Policy to align with regulatory amendments;

and
4)

completed the rollout of the enhanced

financial crime risk assessment methodology

and related tools to strengthen identification

and measurement of
FCRM risks across clients, products and

transactions, supported by improved data

capabilities.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its Enterprise

AML Program:

1)

continued enhancement and Enterprise-wide

adoption of the new centralized case management

tool, with the goal of strengthening oversight

and
investigations of identified FCRM risks;
2)

ongoing advancement in transaction monitoring

capabilities, including further refinement of

customer risk rating methodologies;
3)

continued investment in supporting advanced

analytics, machine learning, and AI opportunities

within FCRM; and
4)

control enhancements from the execution of

the enhanced financial crime risk assessment

methodology and process.
FINANCIAL RESULTS OVERVIEW

CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”). TD is

the sixth largest bank in North America by
assets and serves more than 28.1 million

clients in four key businesses operating in

a number of locations in financial centres around

the globe: Canadian
Personal and Commercial Banking, including

TD Canada Trust and TD Auto Finance Canada; U.S.

Retail, including TD Bank, America’s Most Convenient

Bank
® ,
TD Auto Finance U.S., TD Wealth (U.S.), Wealth Management

and Insurance, including TD Wealth (Canada),

TD Direct Investing, and TD Insurance; and
Wholesale Banking,

including TD Securities and TD Cowen.

TD also ranks among North America’s leading digital

banks, with more than 13 million active

mobile
users in Canada and the U.S. TD had $2.1 trillion

in assets on October 31, 2025.

The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto Stock
Exchange and New York Stock Exchange.
ECONOMIC SUMMARY AND OUTLOOK
The global economy remains on track to

slow in calendar 2025 with decelerating cyclical

momentum reinforced by trade barriers. Higher

U.S. tariffs appear likely
to persist under the current administration.

Inflation expectations have increased as

the U.S. tariffs exert upward pressure on prices

and complicate global supply
chains. This puts global central banks in

the challenging position of gauging whether

any resulting inflation is a one-time shock

or will prove persistent.
The U.S. economy has softened overall in

calendar 2025, although growth has been

volatile on a quarter-to-quarter basis, buffeted

by swings in trade policy and
the government shutdown. Smoothing

through the volatility, consumer spending has slowed, and residential investment continues to contract, held back

by
elevated borrowing costs. Government spending

is also declining, as cutbacks at the federal

level and the U.S. government shutdown have

temporarily restrained
outlays. Business investment has managed

to buck the trend, largely due to increased

technology-related spending. TD Economics

forecasts that a post-
shutdown-related rebound in activity, lower interest rates, tax cuts, and a more business-friendly regulatory

environment will lift growth back above

2% in calendar
2026.
U.S. economic data releases have been

delayed due to the government shutdown,

increasing uncertainty on recent economic

trends. As of September 2025,
hiring had lost momentum and the unemployment

rate had risen to 4.4% – a new cycle high.

At its latest meeting in October 2025,

the Federal Reserve took
further action to ensure against a slowing labour

market by cutting its overnight rate by a quarter

point to 3.75-4.00%. Inflation has remained somewhat

elevated in
recent months, but it is expected to cool after

the one-time impact of tariffs has passed. TD

Economics expects the Federal Reserve

to lower the policy rate further
over the coming months to 3.00-3.25%, close

to most estimates of a “neutral”

level. But the pace of interest rate

cuts will depend on the evolution of the job and
inflation data.

Canada’s economy is estimated to have turned in a

third straight year of modest economic growth

in calendar 2025 as the impact of U.S. import

tariffs on
Canada’s exports offset the boost from lower borrowing

costs. The effect of elevated uncertainty around

tariff policy has weakened business and consumer

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 8
confidence about the future, and dampened

spending. This soft hiring backdrop is expected

to lift the unemployment rate from 6.9%

in October 2025 to 7.3% by
(calendar) year end. Immigration policy

changes have also resulted in slower population

and labour force growth, which is

expected to limit the rise in the
unemployment rate. New federal defense and

infrastructure spending, an improvement in

the housing market and firmer business investments

are expected to
drive a moderately stronger growth picture

in 2026.

The Canadian central bank lowered its overnight

rate to 2.25% in October 2025. Provided

inflation evolves in line with the Bank’s

current forecast, the overnight
rate is expected to remain unchanged over

the next several quarters. A generally weaker

U.S. dollar and a gradual improvement in Canada’s economy

are
expected to lift the Canadian dollar. TD Economics expects

the Canadian dollar to appreciate to the 73-74

U.S. cent range by mid-2026, although it is likely

to be
influenced by the path of U.S. trade policy.
HOW THE BANK REPORTS
The Bank prepares its Consolidated Financial

Statements in accordance with IFRS, the

current GAAP, and refers to results prepared in accordance with IFRS as
“reported” results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note”, from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted net

interest margin, adjusted basic
and diluted earnings per share (EPS), adjusted

dividend payout ratio, adjusted efficiency ratio,

and adjusted effective income tax rate. The Bank

believes that non-
GAAP financial measures and non-GAAP

ratios provide the reader with a better

understanding of how management views

the Bank’s performance. Non-GAAP
financial measures and non-GAAP ratios used

in this document are not defined terms under

IFRS and, therefore, may not be comparable

to similar terms used by
other issuers. Supplementary financial

measures depict the Bank’s financial performance

and position, and capital management

measures depict the Bank’s
capital position, and both are explained in

this document where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and provision for credit

losses (PCL) related to these
portfolios in the Bank’s Consolidated Statement

of Income. At the segment level, the retailer

program partners’ share of revenues and

credit losses is presented in
the Corporate segment, with an offsetting amount

(representing the partners’ net share)

recorded in Non-interest expenses, resulting

in no impact to Corporate’s
reported Net income (loss). The Net income included

in the U.S. Retail segment includes only

the portion of revenue and credit losses attributable

to TD under the
agreements.

Investment in The Charles Schwab Corporation

and Schwab IDA Agreement
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. For further
details, refer to the “Significant Events

– Sale of Schwab Shares” section of this

document. The Bank discontinued recording

its share of earnings available to
common shareholders from its investment

in Schwab following the sale.
Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Retail segment reflected

the Bank’s share of net income
from its investment in Schwab. The Corporate

segment net income (loss) included

amounts for amortization of acquired intangibles,

the acquisition and integration
charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab. The Bank’s share of

Schwab’s earnings
available to common shareholders was reported

with a one-month lag. For further details,

refer to Note 12 of the Bank’s 2025

Annual Consolidated Financial
Statements.
Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through the
Schwab IDA Agreement.

On May 4, 2023, the Bank and Schwab entered

into an amended Schwab IDA Agreement,

with an initial expiration of July 1, 2034.

Pursuant to the Schwab IDA
Agreement, the Bank makes sweep deposit

accounts available to clients of Schwab.

Schwab designates a portion of the deposits

with the Bank as fixed-rate
obligation amounts (FROA). Remaining deposits

are designated as floating-rate obligations.

The FROA floor is set at US$60 billion.
Refer to Note 26 of the Bank’s 2025 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.
The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) 2025 2024
Net interest income $ 33,062 $ 30,472
Non-interest income 34,715 26,751
Total revenue 67,777 57,223
Provision for credit losses 4,506 4,253
Insurance service expenses 6,089 6,647
Non-interest expenses

33,539 35,493
Income before income taxes and share

of net income from investment in Schwab
23,643 10,830
Provision for (recovery of) income taxes 3,410 2,691
Share of net income from investment in

Schwab
305 703
Net income – reported 20,538 8,842
Preferred dividends and distributions on other

equity instruments
565 526
Net income available to common shareholders $ 19,973 $ 8,316

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 9
The following table provides a reconciliation between

the Bank’s adjusted and reported results. For

further details refer to the “Significant

Events” or “Financial
Results Overview”

sections of this document.

TABLE 3: NON-GAAP FINANCIAL

MEASURES – Reconciliation of

Adjusted to Reported Net Income
(millions of Canadian dollars) 2025 2024
Operating results – adjusted
Net interest income
1,2
$ 33,303 $ 30,749
Non-interest income 3 28,507 26,040
Total revenue 61,810 56,789
Provision for (recovery of) credit losses 4,506 4,253
Insurance service expenses 6,089 6,647
Non-interest expenses 4 32,555 29,148
Income before income taxes and share of net income from

investment in Schwab
18,660 16,741
Provision for (recovery of) income taxes 3,975 3,355
Share of net income from investment in Schwab
5
340 891
Net income – adjusted 15,025 14,277
Preferred dividends and distributions on other equity instruments 565 526
Net income available to common shareholders –

adjusted
14,460 13,751
Pre-tax adjustments for items of note
Amortization of acquired intangibles 6 (171) (290)
Acquisition and integration charges related to the Schwab

transaction
4,5 – (109)
Share of restructuring and other charges from investment

in Schwab
5 – (49)
Restructuring charges
4
(686) (566)
Acquisition and integration-related charges 4 (162) (379)
Impact from the terminated First Horizon (FHN) acquisition-related capital hedging strategy
1 (205) (242)
Gain on sale of Schwab shares 3 8,975 1,022
Balance sheet restructuring 2,3 (2,803) (311)
Indirect tax matters 2,4 – (226)
Civil matter provision 4 – (274)
Federal Deposit Insurance Corporation (FDIC) special assessment 4 – (442)
Global resolution of the investigations into the Bank’s U.S.

BSA/AML program
4 – (4,233)
Less: Impact of income taxes
Amortization of acquired intangibles (33) (41)
Acquisition and integration charges related to the Schwab

transaction
– (23)
Restructuring charges (176) (150)
Acquisition and integration-related charges (35) (82)
Impact from the terminated FHN acquisition-related capital hedging strategy
(52) (60)
Gain on sale of Schwab shares 407 –
Balance sheet restructuring (676) (77)
Indirect tax matters – (53)
Civil matter provision – (69)
FDIC special assessment – (109)
Total adjustments for items of note 5,513 (5,435)
Net income available to common shareholders – reported $ 19,973 $ 8,316
1

After the termination of the merger agreement between the Bank and FHN on May 4, 2023, the residual impact of the strategy is reversed through net interest income (NII) –
2025: ($205) million, 2024: ($242) million,

reported in the Corporate segment.
2

Adjusted net interest income excludes the following items of note:
i.

Balance sheet restructuring – 2025: $36 million in respect of U.S. Retail activities, reported in the U.S. Retail segment;

and
ii.

Indirect tax matters – 2024: $35 million, reported in the Corporate segment.
3

Adjusted non-interest income excludes the following items of note:
i.

The Bank sold common shares of Schwab and recognized a gain on the sale – 2025: $8,975 million, 2024: $1,022 million, reported in the Corporate segment; and
ii.

Balance sheet restructuring – 2025: $2,665 million, 2024: $311 million in respect of U.S. Retail activities,

reported in the U.S. Retail segment, and 2025: $102 million in respect of other activities, reported in the Corporate segment.
4

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – 2025: $136 million, 2024: $172 million, reported in the Corporate segment;
ii.

The Bank’s own acquisition and integration charges related to the Schwab transaction – 2024: $88 million, reported in the Corporate segment;
iii.

Restructuring charges – 2025: $686 million, compared with 2024: $566 million under a previous program, reported in the Corporate segment;
iv.

Acquisition and integration-related charges – 2025: $162 million, 2024: $379 million, reported in the Wholesale

Banking segment;

v.

Indirect tax matters – 2024: $191 million, reported in the Corporate segment;
vi.

Civil matter provision – 2024: $274 million, reported in the Corporate segment;
vii.

FDIC special assessment – 2024: $442 million,

reported in the U.S. Retail segment; and
viii.
Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – 2024:

$4,233 million, reported in the U.S. Retail segment.
5

Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis.

The earnings impact of these items was reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – 2025: $35 million, 2024: $118 million;
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – 2024: $21 million;
iii.

The Bank’s share of restructuring charges incurred by Schwab – 2024: $27 million; and
iv.

The Bank’s share of the FDIC special assessment charge incurred by Schwab – 2024:

$22 million.
6

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share of net income from investment in Schwab, reported in the Corporate segment.

Refer to footnotes 4 and 5 for amounts.
TABLE 4: RECONCILIATION OF REPORTED

TO ADJUSTED EARNINGS

PER SHARE
1
(Canadian dollars) 2025 2024
Basic earnings per share – reported $ 11.57 $ 4.73
Adjustments for items of note (3.19) 3.09
Basic earnings per share – adjusted $ 8.38 $ 7.82
Diluted earnings per share – reported $ 11.56 $ 4.72
Adjustments for items of note (3.19) 3.09
Diluted earnings per share – adjusted $ 8.37 $ 7.81
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 10
TABLE 5: AMORTIZATION OF

INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars) 2025 2024
Schwab
1
$ 35 $ 118
Wholesale Banking related intangibles 81 108
Other 22 23
Included as items of note 138 249
Software and asset servicing rights 503 432
Amortization of intangibles, net of income

taxes
$ 641 $ 681
1
Included in Share of net income from investment in Schwab.
RETURN ON COMMON EQUITY
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated

as the segment net income as a percentage

of average allocated capital. The Bank’s

methodology for allocating
capital to its business segments is largely aligned

with the common equity capital requirements

under Basel III.

Capital allocated to the business segments

was
based on 11.5% of CET1 Capital in both fiscal 2024 and 2025.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
2025 2024
Average common equity $ 112,429 $ 100,979
Net income available to common shareholders

– reported
19,973 8,316
Items of note, net of income taxes (5,513) 5,435
Net income available to common shareholders

– adjusted
$ 14,460 $ 13,751
Return on common equity – reported 17.8% 8.2%
Return on common equity – adjusted 12.9 13.6
RETURN ON TANGIBLE COMMON EQUITY
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.
TABLE 7: RETURN ON TANGIBLE COMMON

EQUITY
(millions of Canadian dollars, except

as noted)
2025 2024
Average common equity $ 112,429 $ 100,979
Average goodwill 18,987 18,431
Average imputed goodwill and intangibles

on investments in Schwab
1,575 5,836
Average other acquired intangibles
1
427 560
Average related deferred tax liabilities (232) (230)
Average tangible common equity 91,672 76,382
Net income available to common shareholders

– reported
19,973 8,316
Amortization of acquired intangibles, net of income

taxes
138 249
Net income available to common shareholders

adjusted for

amortization of acquired intangibles, net

of income taxes
20,111 8,565
Other items of note, net of income taxes (5,651) 5,186
Net income available to common shareholders

– adjusted
$ 14,460 $ 13,751
Return on tangible common equity

21.9% 11.2%
Return on tangible common equity – adjusted 15.8 18.0
1

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 11

-10%
0%
10%
20%
30%
40%
50%
60%
70%
NET INCOME –REPORTED
8
BY BUSINESS SEGMENT
(as a percentage of total net income)
2024 2025
U.S. Retail
Wholesale
Banking
Canadian Personal
and Commercial
Banking
Wealth
Management
and Insurance
0%
10%
20%
30%
40%
50%
NET INCOME –ADJUSTED 8,9
BY BUSINESS SEGMENT
(as a percentage of total net income)
2024 2025
Canadian Personal
and Commercial
Banking
U.S. Retail
Wholesale
Banking
Wealth
Management
and Insurance
IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Retail segment income statement items.

The impact is calculated as
the difference in translated earnings using the average

U.S. to Canadian dollars exchange rates in the

periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE

RATE ON U.S. RETAIL SEGMENT

TRANSLATED EARNINGS
(millions of Canadian dollars, except

as noted)
2025 vs. 2024 2024 vs. 2023
Increase (Decrease) Increase (Decrease)
U.S. Retail
Total revenue – reported $ 319 $ 126
Total revenue – adjusted 1 421 128
Non-interest expenses – reported 268 166
Non-interest expenses – adjusted
1
268 70
Net income excluding Schwab – reported, after-tax 24 (57)
Net income excluding Schwab – adjusted,

after-tax
1 100 39
Share of net income from investment in

Schwab
2
11 6
U.S. Retail net income – reported, after-tax 35 (51)
U.S. Retail net income – adjusted, after-tax
1
111 45
Earnings per share (Canadian dollars)
Basic – reported $ 0.02 $ (0.03)
Basic – adjusted
1
0.06 0.02
Diluted – reported 0.02 (0.03)
Diluted – adjusted
1
0.06 0.02
Average foreign exchange rate (equivalent

of CAD $1.00)
2025 2024
U.S. dollar 0.714 0.735
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2

Share of net income from investment in Schwab and the foreign exchange impact were reported with a one-month lag.
FINANCIAL RESULTS OVERVIEW
Net Income
Reported net income for the year was $20,538

million, an increase of $11,696 million, compared with $8,842 million last year. The increase primarily reflects the
gain on the Schwab sale transaction in the

Corporate segment, the impact of charges

for the global resolution of the investigations

into the Bank’s U.S. BSA/AML
program last year in U.S. Retail, and higher

revenues, partially offset by higher non-interest

expenses including higher governance

and control investments, and
the impact of balance sheet restructuring

activities in U.S. Retail. On an adjusted basis,

net income for the year was $15,025

million, an increase of $748 million, or
5%, compared with last year. The reported ROE for the year

was 17.8%, compared with 8.2% last year. The adjusted

ROE for the year was 12.9%, compared

with
13.6% last year.
By segment, the increase in reported net income

reflects increases in the Corporate segment

of $8,011 million, in U.S. Retail of $2,261 million, in Wealth
Management and Insurance of $834 million, in

Wholesale Banking of $492 million, and in

Canadian Personal and Commercial Banking

of $98 million.
Reported diluted EPS for the year was $11.56, compared with $4.72 last year. Adjusted diluted EPS for the year was $8.37, an

increase of 7%, compared with
$7.81 last year.
8

Amounts exclude Corporate segment.
9

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 12

$0
$4,000
$8,000
$12,000
$16,000
$20,000
$24,000
$28,000
$32,000
$36,000
2024 2025
NET INTEREST INCOME 10
(millions of Canadian dollars)
Reported Adjusted
FINANCIAL RESULTS OVERVIEW
Revenue
Reported revenue was $67,777 million, an

increase of $10,554 million, or 18%,

compared with last year.
Adjusted revenue was $61,810 million, an

increase of $5,021 million, or 9%, compared

with last year.
NET INTEREST INCOME
Reported net interest income for the year

was $33,062 million, an increase of $2,590

million, or 8%, compared
with last year. The increase primarily reflects higher revenue from treasury and balance sheet activities,

volume
growth in Canadian Personal and Commercial

Banking, and the impact of balance

sheet restructuring activities
and higher deposit margins in U.S. Retail.

Adjusted net interest income was $33,303

million, an increase of
$2,554 million, or 8%.
By segment, the increase in reported net interest

income reflects increases in the Corporate

segment of
$1,151 million, in Canadian Personal and

Commercial Banking of $1,004 million, in

U.S. Retail of $768 million,
and in Wealth Management and Insurance of $267

million, partially offset by a decrease in

Wholesale Banking
of $600 million.

NET INTEREST MARGIN
Net interest margin is calculated by dividing

net interest income by average interest-earning

assets. This metric
is an indicator of the profitability of the Bank’s earning

assets less the cost of funding. Net interest

margin
increased by 4 basis points (bps) during

the year to 1.76%, compared with 1.72% last

year, primarily reflecting
higher net interest income, partially offset by higher

average interest earning assets from business

growth.
Average interest earning assets used in the calculation

is a non-GAAP financial measure and

net interest
margin is a non-GAAP ratio. They are not

defined terms under IFRS and, therefore,

may not be comparable to
similar terms used by other issuers.
NON-INTEREST INCOME
Reported non-interest income for the year

was $34,715 million, an increase of $7,964

million, or 30%, compared with last year, primarily reflecting the gain on the
Schwab sale transaction in the Corporate

segment, higher trading-related revenue, underwriting

fees and equity commissions in Wholesale

Banking, and higher
insurance premiums, fee-based revenue,

and transaction revenue in Wealth Management

and Insurance, partially offset by the impact

of balance sheet
restructuring activities in U.S. Retail.

Adjusted non-interest income was $28,507

million, an increase of $2,467 million, or 9%.
By segment, the increase in reported non-interest

income reflects increases in the Corporate

segment of $7,782 million, in Wholesale Banking

of $1,706 million,
and in Wealth Management and Insurance of $760

million, partially offset by decreases in

U.S. Retail of $2,176 million and in Canadian

Personal and Commercial
Banking of $108 million.
TABLE 9: NON-INTEREST INCOME
(millions of Canadian dollars, except

as noted)
2025 vs. 2024
2025 2024 % change
Investment and securities services
Broker dealer fees and commissions $ 1,807 $ 1,522 19
Full-service brokerage and other securities

services
2,061 1,668 24
Underwriting and advisory 1,707 1,436 19
Investment management fees 694 669 4
Mutual fund management 2,140 1,994 7
Trust fees 113 111 2
Total investment and securities services 8,522 7,400 15
Credit fees 1,650 1,898 (13)
Trading income (losses) 4,602 3,628 27
Service charges 2,788 2,626 6
Card services 2,905 2,947 (1)
Insurance revenue 7,737 6,952 11
Other income (loss) 6,511 1,300 401
Total $ 34,715 $ 26,751 30
10

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 13

$0
$1,000
$2,000
$3,000
$4,000
$5,000
PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)
2024 2025
TRADING-RELATED REVENUE
Trading-related revenue is the total of trading income (loss),

net interest income on trading positions, and

income (loss) from financial instruments

designated at
fair value through profit or loss (FVTPL).

Trading income (loss) includes realized and unrealized

gains and losses on trading assets and liabilities.

Net interest
income on trading positions arises from interest

and dividends related to trading assets and

liabilities and is reported net of interest

expense associated with
funding these assets and liabilities in the following

table. Trading-related revenue excludes underwriting

fees and commissions on securities transactions.

Trading-
related revenue is a non-GAAP financial

measure, which is not a defined term under

IFRS and, therefore, may not be comparable

to similar terms used by other
issuers. Management believes that the trading-related

revenue is an appropriate measure of

trading performance.
Trading-related revenue by product line depicts trading

income for each major trading category.
TABLE 10: TRADING-RELATED REVENUE
(millions of Canadian dollars) For the years ended October 31
2025 2024
Trading income (loss) $ 4,602 $ 3,628
Net interest income (loss) 1 (1,387) (732)
Other
2
222 (193)
Total $ 3,437 $ 2,703
Trading-related TEB adjustment 61 79
Total trading-related revenue (TEB) $ 3,498 $ 2,782
By product
Interest rate and credit $ 1,328 $ 1,147
Foreign exchange 996 905
Equity and other 1,174 730
Total trading-related revenue (TEB) $ 3,498 $ 2,782
1

Excludes taxable equivalent basis (TEB).

2

Includes income (loss) from securities designated at FVTPL that are managed within a trading portfolio of $76 million (2024 – $(208) million) reported in Other Income (Loss) on the
2025 Consolidated Financial Statements and other adjustments.
FINANCIAL RESULTS OVERVIEW
Provision for Credit

Losses
PCL for the year was $4,506 million,

an increase of $253 million compared

with last year. PCL – impaired
was $4,009 million, an increase of $132 million,

largely reflecting credit migration in the

Canadian
consumer lending portfolios,

partially offset by lower provisions in the

Wholesale and Canadian
commercial lending portfolios.

PCL – performing was $497 million, an increase

of $121 million compared
with last year. The current year performing provisions largely reflect credit impacts from policy and trade
uncertainty, and volume growth in Canadian Personal and Commercial

Banking, partially offset by lower
volume in U.S. Retail. Total PCL as an annualized percentage of credit volume was 0.47%.
By segment, PCL was higher by $388

million in Canadian Personal and Commercial

Banking, and
lower by $90 million in the Corporate segment,

by $27 million in Wholesale Banking,

and by $18 million in
U.S. Retail.
While results may vary by quarter, and are subject to changes to economic trajectory,

the Bank expects
total PCL for fiscal 2026 to be in the range of

40 to 50 basis points
.
11
The Bank’s estimated PCL range is based on forward-looking assumptions that have inherent risks and uncertainties. Results may vary depending on actual economic or credit conditions and performance, such as the level of unemployment, interest rates, economic growth or contraction, and borrower or industry specific credit factors and conditions. The
Bank’s PCL estimate is subject to risks and uncertainties including those set out in the “Risk Factors That

May Affect Future Results”

section of this document.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 14

14
$0
$5,000
$10,000
$15,000
$20,000
$25,000
$30,000
$35,000
$40,000
2024 2025
NON-INTEREST EXPENSES 12,13
(millions of Canadian dollars)
Reported Adjusted
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
55%
60%
65%
2024 2025
EFFICIENCY RATIO 12,13
(percent)
Reported Adjusted, net of ISE
FINANCIAL RESULTS OVERVIEW
Expenses
NON-INTEREST EXPENSES
Reported non-interest expenses for the year

were
$33,539 million, a decrease of $1,954 million, or

6%, compared
with last year, primarily reflecting the impact of charges for the global resolution of the investigations into

the Bank’s U.S.
BSA/AML program last year and the FDIC

special assessment
charge last year, partially offset by higher spend supporting business growth initiatives, including employee-related
expenses, and higher governance and control

investments,
including costs of US$507 million for U.S. BSA/AML
remediation. On an adjusted basis, non-interest

expenses were
$32,555 million, an increase of $3,407 million, or

12%
,
primarily reflecting higher spend supporting

business growth
initiatives, including employee-related expenses,

and higher
governance and control investments. The Bank

is above its
previously disclosed guidance that its adjusted

non-interest
expense growth for fiscal 2025, assuming fiscal

2024 levels of
variable compensation, foreign exchange translation,

and U.S.
strategic cards portfolio impact, would be at

the upper end of
the 5% to 7% range
.

Elevated expense growth was driven by
investments in the business to drive future growth,

including
acceleration of strategic investments, supported

by strong
revenue growth.
By segment, the decrease in reported non-interest

expenses
reflects a decrease in U.S. Retail of $3,542

million, partially
offset by increases in Wholesale Banking of $472

million, in
Wealth Management and Insurance of $413 million, in
Canadian Personal and Commercial

Banking of $372 million,
and in the Corporate segment of $331

million.
INSURANCE SERVICE EXPENSES (ISE)
Insurance service expenses for the year

were $6,089 million. This represents a decrease

of $558 million, or 8%, compared with last

year, driven by $916 million of
estimated losses from catastrophe claims

in the prior year, partially offset by

h
igher claims severity.
EFFICIENCY RATIO
The efficiency ratio measures operating efficiency

and is calculated by dividing non-interest expenses

by total revenue. A lower ratio indicates a

more efficient
business operation. Adjusted efficiency ratio is

calculated in the same manner using

adjusted non-interest expenses and

total revenue.
The reported efficiency ratio was 49.5%, compared

with 62.0% last year. The adjusted efficiency ratio, net of

ISE, was 58.4%, compared with 58.1% last

year.
12

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
13

In fiscal 2025, variable compensation in Wholesale Banking and Wealth Management,

foreign exchange translation, and gross-up of the retailer program partners’ share of PCL for the
Bank’s U.S. strategic card portfolio (“SCP Impact”), in the aggregate, accounted for approximately one

-third of the year over-year 12% increase in adjusted non-interest expenses.

14

Consistent with previously disclosed methodology,

in estimating the Bank's expense growth expectations, the Bank assumed that the following three factors on the Bank’s fiscal 2025
adjusted expenses would be the same as the Bank’s fiscal 2024 adjusted expenses: (i) variable compensation in Wholesale Banking and Wealth Management, (ii) foreign exchange translation, and (iii) SCP Impact.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 15
TABLE 11: NON-INTEREST EXPENSES

AND EFFICIENCY RATIO
1
(millions of Canadian dollars, except

as noted)
2025 vs. 2024
2025 2024 % change
Salaries and employee benefits
Salaries $ 10,520 $ 9,920 6
Incentive compensation 5,106 4,481 14
Pension and other employee benefits 2,601 2,332 12
Total salaries and employee benefits 18,227 16,733 9
Occupancy
Depreciation and impairment losses 1,086 1,048 4
Rent and maintenance 875 910 (4)
Total occupancy 1,961 1,958 –
Technology and equipment
Equipment, data processing and licenses 2,572 2,379 8
Depreciation and impairment losses 300 277 8
Total technology and equipment 2,872 2,656 8
Amortization of other intangibles 780 702 11
Communication and marketing

1,643 1,516 8
Restructuring charges 686 566 21
Brokerage-related and sub-advisory fees 528 498 6
Professional, advisory and outside services 4,288 3,064 40
Other expenses 2,554 7,800 (67)
Total expenses $ 33,539 $ 35,493 (6)
Efficiency ratio – reported 49.5% 62.0% (1,250) bps
Efficiency ratio – adjusted, net of ISE 1 58.4 58.1 30
1
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 16
FINANCIAL RESULTS OVERVIEW
Taxes
Reported total income and other taxes increased

by $618 million, or 12.1%, compared with

last year, reflecting an increase in income

tax expense of $719 million,
or 26.7%, and a decrease in other taxes

of $101 million, or 4.2%. Adjusted

total income and other taxes increased by

$710 million from last year, or 12.7%,
reflecting an increase in income tax expense

of $620 million, or 18.5%, and an increase

in other taxes of $90 million, or 4.0%.
The Bank’s reported effective income tax rate was

14.4% for 2025, compared with 24.8%

last year. The year-over-year decrease primarily

reflects the tax
impact associated with the sale of Schwab

shares in the current year and the non-deductible

charges for the global resolution of the investigations

into the Bank’s
U.S. BSA/AML program in the prior

year. For a reconciliation of the Bank’s effective

income tax rate with the Canadian

statutory income tax rate, refer to Note 23 of
the 2025 Consolidated Financial Statements.
The Bank reported its investment in Schwab

using the equity method of accounting. Schwab’s

tax expense (2025: $90 million; 2024: $215

million) was not part
of the Bank’s effective tax rate.
To allow for an after-tax calculation of

adjusted income, the adjusted provision

for income taxes is calculated by adjusting

the taxes for each item of note using
the applicable income tax rate of the relevant legal

entity. The adjusted effective income

tax rate is calculated as the adjusted

provision for income taxes before
other taxes as a percentage of adjusted net

income before taxes. The Bank’s

adjusted effective income tax rate for 2025

was 21.3%, compared with 20.0% last
year. The year-over-year increase primarily reflects

the impact of higher adjusted pre-tax income,

Pillar Two taxes, and lower tax-exempt

dividend income.
Adjusted results are not defined terms

under IFRS and, therefore, may not be

comparable to similar terms used by other

issuers.
TABLE 12: INCOME AND OTHER

TAXES – Reconciliation of Reported to

Adjusted Provision for Income and

Other Taxes
(millions of Canadian dollars, except

as noted)
2025 2024
Provision for income taxes – reported $ 3,410 $ 2,691
Total adjustments for items of note 565 664
Provision for income taxes – adjusted 3,975 3,355
Other taxes
Payroll 1,000 909
Capital and premium 249 231
GST, HST, and provincial sales
1
800 1,002
Municipal and business 265 273
Total other taxes – reported 2,314 2,415
Total adjustments for items of note related

to indirect tax matters
– (191)
Total other taxes – adjusted 2,314 2,224
Total taxes – adjusted $ 6,289 $ 5,579
Effective income tax rate – reported 14.4% 24.8%
Effective income tax rate – adjusted 21.3 20.0
1 Goods and services tax (GST) and Harmonized sales tax (HST).
International Tax Reform – Pillar Two Global Minimum Tax

On December 20, 2021, the Organisation

for Economic Co-operation and Development

(OECD) published Pillar Two model rules as part of its

efforts toward
international tax reform. The Pillar Two model rules provide for the implementation of a 15% global

minimum tax for large multinational enterprises,

which is to be
applied on a jurisdiction-by-jurisdiction

basis. Pillar Two legislation was enacted in Canada on

June 20, 2024 under Bill C-69, which includes

the
Global Minimum Tax Act

addressing the Pillar Two model rules. Similar legislation

has passed in other jurisdictions in

which the Bank operates and will result in
additional taxes being paid in these countries.

The rules were effective and implemented by

the Bank on November 1, 2024. The IASB

previously issued
amendments to IAS 12 Income Taxes

for a temporary mandatory exception from

the recognition and disclosure of deferred

taxes related to the implementation of
Pillar Two model rules, which the Bank has applied. For

the year ended October 31, 2025, the Bank’s effective

tax rate increased by approximately 0.3%

due to
Pillar Two taxes.
FINANCIAL RESULTS OVERVIEW
Quarterly Financial Information
FOURTH QUARTER 2025

PERFORMANCE SUMMARY
Reported net income for the quarter was $3,280

million, a decrease of $355 million, or 10%,

compared with the fourth quarter last year, primarily reflecting the prior
year’s gain on sale of Schwab shares in

the Corporate segment, higher non-interest

expenses including higher governance and

control investments, and the
impact of balance sheet restructuring activities

in U.S. Retail and the Corporate segment,

partially offset by higher revenues and lower

insurance service
expenses. On an adjusted basis, net income

for the quarter was $3,905 million, an increase

of $700 million, or 22%. Reported diluted

EPS for the quarter was
$1.82, a decrease of 8%, compared with $1.97

in the fourth quarter of last year. Adjusted diluted EPS for the quarter was $2.18, an increase of 27%,

compared
with $1.72 in the fourth quarter of last year.
Reported revenue for the quarter was $15,494

million, relatively flat compared with

the fourth quarter last year. Adjusted revenue for the quarter was
$16,028 million, an increase of $1,131 million, or

8%, compared with the fourth quarter

last year.
Reported net interest income for the quarter

was $8,545 million, an increase of $605

million, or 8%, compared with the fourth quarter

last year, primarily
reflecting higher revenue from treasury

and balance sheet activities in the Corporate

segment, volume growth in Canadian Personal

and Commercial Banking, and
the impact of balance sheet restructuring

activities and higher deposit margins, partially

offset by an adjustment for client deposit rates in

U.S. Retail. Adjusted net
interest income for the quarter was $8,594

million, an increase of $560 million, or 7%.

By segment, the increase in reported

net interest income reflects increases
in the Corporate segment of $337 million, in

Canadian Personal and Commercial Banking

of $246 million, in U.S. Retail of $241

million, and in Wealth
Management and Insurance of $68 million, partially

offset by a decrease in Wholesale Banking of

$287 million.
Reported non-interest income for the quarter

was $6,949 million, a decrease of $625

million, or 8%, compared with the fourth quarter

last year, primarily driven
by the prior year’s gain on sale of Schwab

shares in the Corporate segment and reinsurance

recoveries for prior year catastrophe

claims in Wealth Management
and Insurance, partially offset by higher trading-related

revenue, underwriting fees, advisory

fees and equity commissions in Wholesale

Banking, and higher
insurance premiums, fee-based revenue,

and transaction revenue in Wealth Management

and Insurance. Adjusted non-interest income

was $7,434 million, an
increase of $571 million, or 8%. By segment,

the decrease in reported non-interest income

reflects decreases in the Corporate

segment of $1,120 million, in

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 17
Wealth Management and Insurance of $217 million,

and in Canadian Personal and Commercial

Banking of $5 million, partially offset by

increases in Wholesale
Banking of $716 million and in U.S. Retail

of $1 million.
PCL for the quarter was $982 million, a decrease

of $127 million compared with the fourth

quarter last year. PCL – impaired was $943 million, a

decrease of
$210 million, or 18%, largely reflecting lower

provisions in the business and government

lending portfolios.

PCL – performing was $39 million, compared

with a
recovery of $44 million in the fourth quarter

last year. The performing provisions this quarter were largely related to the adoption impact of a

model update in the
Canadian credit card portfolio, partially

offset by an improvement to the Canadian and

U.S. macroeconomic forecasts, and lower

volume in U.S. Retail. Total PCL
for the quarter as an annualized percentage

of credit volume was 0.41%.
By segment, PCL was lower by $110 million in Wholesale Banking,

by $85 million in U.S. Retail, by $39 million in

the Corporate segment, and higher by
$107 million in Canadian Personal and Commercial

Banking.
Insurance service expenses for the quarter

were $1,602 million, a decrease of $762

million, or 32%, compared with the fourth

quarter last year, primarily
reflecting lower estimated losses from catastrophe

claims.
Reported non-interest expenses for the quarter

were $8,808 million, an increase of $758

million, or 9%, compared with the fourth quarter

last year, primarily
reflecting higher spend supporting business

growth initiatives, including employee-related

expenses, and higher governance and control

investments, including
costs of US$155 million for U.S. BSA/AML

remediation. Adjusted non-interest expenses

for the quarter were $8,540 million, an

increase of $809 million, or 10%,
compared with the fourth quarter last year. By segment, the

increase in reported non-interest expenses

reflects increases in Wholesale Banking

of $223 million, in
U.S. Retail of $176 million, in the Corporate

segment of $151 million, in Wealth Management

and Insurance of $132 million, and in Canadian

Personal and
Commercial Banking of $76 million.
The Bank’s reported effective tax rate was 20.0% for

the quarter, compared with 13.4% in the same quarter last

year. The year-over-year increase primarily
reflects the tax impact of the items of note

in the prior year.

The Bank’s adjusted effective tax rate was 20.4% for the quarter, compared with 18.8% in the same quarter last year. The year-over-year increase primarily
reflects the impact of higher adjusted pre-tax

income and Pillar Two taxes.
QUARTERLY TREND ANALYSIS
Subject to the impact of seasonal trends and

items of note, the Bank’s reported earnings

were up 132% in 2025, compared with last

year, reflecting stabilizing
macroeconomic conditions, the gain on the Schwab

sale transaction, and the impact of charges

for the global resolution of the investigations

into the Bank’s U.S.
BSA/AML program last year. As the year progressed, the

Bank benefited from higher market-related

revenues in the Wholesale Banking and

Wealth Management
and Insurance segments, volume growth in

Canadian Personal and Commercial

Banking, reflecting a declining rate environment,

and higher net interest income
earned from the Schwab sale. Insurance

service expenses were lower, reflecting higher estimated losses from catastrophe claims in the prior year. Credit impacts
from policy and trade uncertainty contributed

to higher PCLs. Expenses were higher, reflecting governance

and control investments and spend supporting
business growth initiatives, including employee-related

expenses. The Bank’s quarterly earnings were impacted

by, among other things, seasonality, the number
of days in a quarter, the economic environment in Canada and the U.S., and foreign currency translation.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 18
TABLE 13: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted) For the three months ended

2025 2024
Oct. 31 Jul. 31 Apr. 30 Jan. 31 Oct. 31 Jul. 31 Apr. 30 Jan. 31
Net interest income $ 8,545 $ 8,526 $ 8,125 $ 7,866 $ 7,940 $ 7,579 $ 7,465 $ 7,488
Non-interest income 6,949 6,771 14,812 6,183 7,574 6,597 6,354 6,226
Total revenue 15,494 15,297 22,937 14,049 15,514 14,176 13,819 13,714
Provision for (recovery of) credit losses 982 971 1,341 1,212 1,109 1,072 1,071 1,001
Insurance service expenses 1,602 1,563 1,417 1,507 2,364 1,669 1,248 1,366
Non-interest expenses 8,808 8,522 8,139 8,070 8,050 11,012 8,401 8,030
Provision for (recovery of) income taxes 822 905 985 698 534 794 729 634
Share of net income from investment in Schwab – – 74 231 178 190 194 141
Net income (loss) – reported 3,280 3,336 11,129 2,793 3,635 (181) 2,564 2,824
Pre-tax adjustments for items of note 1
Amortization of acquired intangibles 34 33 43 61 60 64 72 94
Acquisition and integration charges related to the
Schwab transaction – – – – 35 21 21 32
Share of restructuring and other charges from
investment in Schwab – – – – – – – 49
Restructuring charges 190 333 163 – – 110 165 291
Acquisition and integration-related charges 44 32 34 52 82 78 102 117
Impact from the terminated FHN acquisition-related
capital hedging strategy 49 55 47 54 59 62 64 57
Gain on sale of Schwab shares – – (8,975) – (1,022) – – –
Balance sheet restructuring 485 262 1,129 927 311 – – –
Indirect tax matters – – – – 226 – – –
Civil matter provision – – – – – – 274 –
FDIC special assessment

– – – – (72) – 103 411
Global resolution of the investigations into the
Bank’s U.S. BSA/AML program – – – – 52 3,566 615 –
Total pre-tax adjustments for items of note 1 802 715 (7,559) 1,094 (269) 3,901 1,416 1,051
Less: Impact of income taxes 177 180 (56) 264 161 74 191 238
Net income – adjusted 1 3,905 3,871 3,626 3,623 3,205 3,646 3,789 3,637
Preferred dividends and distributions on other
equity instruments 191 88 200 86 193 69 190 74
Net income available to common
shareholders – adjusted 1 $ 3,714 $ 3,783 $ 3,426 $ 3,537 $ 3,012 $ 3,577 $ 3,599 $ 3,563

(Canadian dollars, except as noted)

Basic earnings (loss) per share

Reported

$ 1.82 $ 1.89 $ 6.28 $ 1.55 $ 1.97 $ (0.14) $ 1.35 $ 1.55
Adjusted
1
2.19 2.20 1.97 2.02 1.72 2.05 2.04 2.01
Diluted earnings (loss) per share
Reported

1.82 1.89 6.27 1.55 1.97 (0.14) 1.35 1.55
Adjusted
1
2.18 2.20 1.97 2.02 1.72 2.05 2.04 2.00
Return on common equity – reported 10.7% 11.3% 39.1% 10.1% 13.4% (1.0) % 9.5% 10.9%
Return on common equity – adjusted 1 12.8 13.2 12.3 13.2 11.7 14.1 14.5 14.1
(billions of Canadian dollars, except as noted)

Average total assets $ 2,102 $ 2,112 $ 2,156 $ 2,063 $ 2,035 $ 1,968 $ 1,938 $ 1,934
Average interest-earning assets
2
1,863 1,855 1,894 1,883 1,835 1,778 1,754 1,729
Net interest margin – reported 1.82% 1.82% 1.76% 1.66% 1.72% 1.70% 1.73% 1.72%
Net interest margin – adjusted
1
1.83 1.83 1.78 1.67 1.74 1.71 1.75 1.74
1
For explanations of items of note, refer to the “Significant Events” and “Non-GAAP Financial Measures – Reconciliation

of Adjusted to Reported Net Income” table in the
“Financial Results Overview” sections of this document.
2
Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the
“Financial Results Overview” section and the Glossary of this document for additional information about this metric

.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 19
BUSINESS SEGMENT ANALYSIS
Business Focus
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities are

grouped into the
Corporate segment.

Canadian Personal and Commercial Banking
serves approximately 16 million clients in

Canadian Personal and Business banking.

The Personal Bank is a
premier retail banking franchise delivering

personalized solutions through a full suite of

products and services across deposits, investing,

payments, and lending.
The Bank's clients are supported by a network

of 1,051 branches, 3,370 automated

teller machines (ATM), Mobile Mortgage Specialists,

contact centers, and
digital sales and servicing. Business Banking

is a premier, client-centric franchise that delivers deep

sector expertise, valuable advice, and

a broad range of
products and services to meet the needs of

business owners.

It leverages the Bank's national network of branches,

commercial banking centers, digital channels
and contact centers, and provides retail auto

loans through auto dealerships across

Canada.
U.S. Retail
includes the Bank’s personal, business banking

and wealth management operations in

the U.S. U.S. Retail serves over 10 million

customers in stores
from Maine to Florida, and via auto dealerships

and credit card partner business locations

nationwide. Personal Banking provides a

full range of financial products
and services to customers through a network

of 1,100 stores, 2,401 ATMs, contact centres, and digital sales and servicing.

Business banking offers a diversified
range of products and services to help businesses

meet their financing, investment, cash management,

international trade, and day-to-day banking

needs. Wealth
Management provides wealth products and

services to retail clients. Prior to the sale of

its entire equity investment in Schwab

on February 12, 2025, the
contribution from the Bank’s investment in Schwab

was reported as equity in net income of an investment

in Schwab.
Wealth Management and Insurance
serves over 6 million customers across the

wealth and insurance businesses in Canada.

Wealth Management
offers wealth
solutions to retail clients in Canada through

the self-directed brokerage, advice-based,

and asset management businesses. Wealth Management

also offers asset
management products to institutional clients in

Canada and globally. Insurance offers property and casualty insurance through direct channels and to members of
affinity groups, as well as life and health insurance

products to customers across Canada.
Wholesale Banking actively
serves over 10,000 corporate, government,

and institutional unique clients across North

America, Europe, and Asia-Pacific.
Operating under the brand names TD Securities

and TD Cowen,

Wholesale Banking offers global markets and corporate

and investment banking services to its
corporate, government, and institutional clients.

It also provides market access and wholesale

banking solutions for the Bank’s business banking,

wealth and retail
operations and their clients.
Corporate
segment is comprised of service and control

functions, including Technology Solutions, Shared Services, Treasury and Balance Sheet

Management,
Marketing, Human Resources, Finance,

Risk Management, Compliance, Financial

Crimes Risk Management, Legal, Real

Estate, Internal Audit, and Others.
Certain costs relating to these functions are allocated

to operating business segments. The

basis of allocation and methodologies are reviewed

periodically to align
with management’s evaluation of the Bank’s business

segments.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable, the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments the Bank indicates

that the measure is
adjusted. For further details, refer to Note 27

of the 2025

Consolidated Financial Statements.

Effective fiscal 2025, certain U.S. governance

and control
investments, including costs for U.S. BSA/AML

remediation, previously reported

in the Corporate segment are now reported

in the U.S. Retail segment.
Comparative amounts have been reclassified

to conform with the presentation adopted

in the current period.
Net interest income within Wholesale Banking

is calculated on a TEB, which means

that the value of non-taxable or tax-exempt income,

including dividends, is
adjusted to its equivalent before-tax value.

Using TEB allows the Bank to measure income

from all securities and loans consistently

and makes for a more
meaningful comparison of net interest income

with similar institutions. The TEB increase

to net interest income and provision for

income taxes reflected in
Wholesale Banking results is reversed in

the Corporate segment. The TEB adjustment

for the year was $61 million (October 31, 2024

– $79 million).
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported

in the U.S. Retail segment. Amounts

for amortization of acquired
intangibles, the acquisition and integration

charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab
were recorded in the Corporate segment.

Refer to “Significant Events – Sale of Schwab

Shares”

for further details. Effective fiscal 2025, discussions

of the
U.S. Retail segment’s performance exclude

Schwab.
The “Key Priorities for 2026” section for each

business segment, provided on the following

pages, is based on the Bank’s views and

assumptions, including
those set out in the “Economic Summary and Outlook”

section and the actual outcome may be

materially different. For more information regarding

the factors,
assumptions, and risks that may impact

the Bank’s views, refer to the “Caution Regarding

Forward-Looking Statements” and “Risk

Factors That May Affect Future
Results” sections of this document.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 20
TABLE 14: RESULTS BY SEGMENT
1
(millions of Canadian dollars) Canadian Personal Wealth
and Commercial Management Wholesale
Banking U.S. Retail

and Insurance
Banking 2 Corporate 2 Total
2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024
Net interest income (loss) $ 16,701 $ 15,697 $ 12,368 $ 11,600 $ 1,493 $ 1,226 $ (18) $ 582 $ 2,518 $ 1,367 $ 33,062 $ 30,472
Non-interest income (loss) 3,985 4,093 (63) 2,113 13,069 12,309 8,410 6,704 9,314 1,532 34,715 26,751
Total revenue 20,686 19,790 12,305 13,713 14,562 13,535 8,392 7,286 11,832 2,899 67,777 57,223
Provision for (recovery of) credit
losses – impaired 1,710 1,555 1,499 1,437 – – 185 247 615 638 4,009 3,877
Provision for (recovery of) credit
losses – performing 433 200 15 95 – – 105 70 (56) 11 497 376
Total provision for (recovery of)
credit losses 2,143 1,755 1,514 1,532 – – 290 317 559 649 4,506 4,253
Insurance service expenses – – – – 6,089 6,647 – – – – 6,089 6,647
Non-interest expenses 8,382 8,010 9,599 13,141 4,698 4,285 6,048 5,576 4,812 4,481 33,539 35,493
Income (loss) before

income taxes 10,161 10,025 1,192 (960) 3,775 2,603 2,054 1,393 6,461 (2,231) 23,643 10,830
Provision for (recovery of)
income taxes 2,844 2,806 (472) 69 986 648 444 275 (392) (1,107) 3,410 2,691
Share of net income from

investment in Schwab – – 277 709 – – – – 28 (6) 305 703
Net income (loss) –

reported 7,317 7,219 1,941 (320) 2,789 1,955 1,610 1,118 6,881 (1,130) 20,538 8,842
Pre-tax adjustments for
items of note
Amortization of acquired
intangibles

– – – – – – – – 171 290 171 290
Acquisition and integration
charges related to the
Schwab transaction – – – – – – – – – 109 – 109
Share of restructuring and other
charges from investment
in Schwab – – – – – – – – 49 – 49
Restructuring charges – – – – – – – – 686 566 686 566
Acquisition and integration-
related charges – – – – – – 162 379 – – 162 379
Impact from the terminated
FHN acquisition-related
capital hedging strategy – – – – – – – – 205 242 205 242
Gain on sale of Schwab shares – – – – – – – – (8,975) (1,022) (8,975) (1,022)
Balance sheet restructuring – – 2,701 311 – – – – 102 – 2,803 311
Indirect tax matters – – – – – – – – – 226 – 226
Civil matter provision – – – – – – – – – 274 – 274
FDIC special assessment – – – 442 – – – – – – – 442
Global resolution of the
investigations into the Bank’s
U.S. BSA/AML program – – – 4,233 – – – – – – – 4,233
Total pre-tax adjustments
for items of note – – 2,701 4,986 – – 162 379 (7,811) 734 (4,948) 6,099
Less: Impact of income taxes – – 674 186 – – 35 82 (144) 396 565 664
Net income (loss) –
adjusted
3
$ 7,317 $ 7,219 $ 3,968 $ 4,480 $ 2,789 $ 1,955 $ 1,737 $ 1,415 $ (786) $ (792) $ 15,025 $ 14,277
Average common equity 4 $ 23,749 $ 21,618 $ 44,700 $ 44,415 $ 6,296 $ 6,141 $ 16,699 $ 15,821 $ 20,985 $ 12,984 $ 112,429 $ 100,979
Risk-weighted assets
5
206,667 185,704 240,254 271,959 15,115 14,185 134,203 122,584 40,185 36,468 636,424 630,900
1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
2
Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale

Banking is reversed in the Corporate segment.
3
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
4
For additional information about this metric, refer to the Glossary of this document.
5
Effective fiscal 2025, risk-weighted assets associated with investments in insurance are allocated to the Corporate segment. Comparative period information has been adjusted to reflect the updated presentation.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 21
$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
$7,000
$8,000
2024 2025
NET INCOME
(millions of Canadian dollars)
$0
$2,000
$4,000
$6,000
$8,000
$10,000
$12,000
$14,000
$16,000
$18,000
$20,000
$22,000
2024 2025
TOTAL REVENUE
(millions of Canadian dollars)
$0
$50
$100
$150
$200
$250
$300
$350
$400
$450
$500
2024 2025
AVERAGE DEPOSITS
(billions of Canadian dollars)
Personal Business
BUSINESS SEGMENT ANALYSIS
Canadian Personal and

Commercial Banking
Canadian Personal and Commercial Banking offers a full range of financial products and services to approximately 16 million clients in the Bank’s personal and commercial banking businesses in Canada.
TABLE 15: REVENUE

(millions of Canadian dollars) 2025 2024
Personal banking $ 14,500 $ 13,828
Business banking 6,186 5,962
Total $ 20,686 $ 19,790
KEY PRODUCT GROUPS
Personal Banking
●

Personal Deposits – chequing, savings, and

investment products for retail clients.
●

Real Estate Secured Lending (RESL) – lending

products secured by residential properties.
●

Credit Cards and Consumer Lending – proprietary

and co-branded credit cards, and unsecured

financing products.
Business Banking

●

Commercial Banking – borrowing, deposit

and cash management solutions for

businesses across a range of industries.

●

Small Business Banking – financial products

and services for small businesses.
●

Auto Finance – financing solutions for prime and

non-prime retail borrowers secured by automobiles,

recreational and leisure vehicles, and

commercial loans
(including floor plan financing) for automotive

dealers.
●

Merchant Solutions – point-of-sale

technology and payment solutions for large

and small businesses.

INDUSTRY PROFILE
The personal and business banking industries

in Canada are mature and highly competitive,

consisting of large chartered banks, regional

banks and credit unions,
as well as non-traditional competitors competing

in specific products and channels. These

industries offer products including borrowing, deposits,

cash
management,

and financing solutions. Products are

distributed through retail branches, commercial

banking centers, contact centers, digital,

and other specialized
distribution channels. Market leaders deliver

comprehensive products and services, proactive

advice that meets clients' needs, differentiated

client experience,
prudent risk management, and disciplined

expense management.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 22

17
18
19
20
21
22
23
24
25
26
27
28
29
STRATEGIC OBJECTIVES, ACCOMPLISHMENTS

AND PRIORITIES

BUSINESS STRATEGY BUSINESS HIGHLIGHTS IN 2025
Deeper Relationships ●

TD ranked #1 in percentage of total Canadians

who named TD as their primary bank
●

Outgrew Canadian population growth in net

client acquisition
●

Continued to maintain strong market share positions

and gained momentum:
–

Ranked #1 position in personal core deposits
–

Gained year-over-year market share in total

personal deposits
17
–

Gained year-over-year market share in cards

through acquisition and deepening of client relationships
–

Grew the RESL business through specialization

and speed, with year-over-year market

share gains
17
●

Strengthened partnership between Canadian Personal

and Commercial Banking and Wealth

Management, leading to
accelerated growth in funded referrals and

deeper relationships
●

Record digital sales in day-to-day products

(personal chequing, savings,

and cards):

–

Achieved a digital record with 8.6 million

Canadian Personal and Commercial Banking

users active on mobile in
the past 90 days
–

Ranked #1 for average digital reach of any

bank in Canada based on ComScore
●

Continued to advance key credit card partnerships,

with a long-term extension of our exclusive

co-brand credit card
partnership with Amazon in Canada and a unique

6-month complimentary Uber One membership

to eligible credit
cardholders
●

Expanded distribution in Business Banking,

adding over 200 new frontline bankers
●

In Small Business Banking, launched an AI-driven

model that identifies clients' potential product

needs, allowing the
Bank to offer a tailored pre-approved solution
●

Record annual retail auto originations,

with ~90% in Super Prime and Prime

segments
●

TD Auto Finance ranked #1 in two segments of

the J.D. Power 2025 Canada Dealer

Financing Satisfaction Study: #1 for
Dealer Satisfaction among Non-Prime

Non-Captive Automotive Financing Lenders

for an eighth

consecutive year; and
#1 among Non-Captive Prime Lenders with

Retail Credit for the second year in a row

Simpler & Faster ●

Developed and implemented AI-powered

Knowledge Management Solution to accelerate

service delivery in our contact
centers and branches
●

Transitioned all commercial bankers within Business Banking

to new customer relationship management

and credit
underwriting platforms, unlocking efficiencies

●

TD was recognized as a Financial Service Excellence

shared award winner for “Customer Service Excellence”
,
“Branch Service Excellence”
,

“Mobile Banking Excellence”
,

“Live Agent Telephone Banking Excellence”
,

and
“Automated Telephone Banking Excellence”

among the Big 5 Banks

in the 2025

Ipsos Customer Service Index (CSI)
study
Disciplined Execution ●

Continued momentum in new cards acquisition,

while maintaining peer-leading credit quality
●

Entered a strategic relationship with Fiserv

to provide their market leading payment technology

and Clover products to
TD Merchant Solutions clients while

also streamlining operations, reducing

costs, and boosting product penetration

●

Initiated cost-saving measures by upgrading

platforms, simplifying operations, and

enhancing real estate, vendor, and
workforce strategies as discussed in the section

“Significant Events – Restructuring Charges”

15

Ranking based on percentage of Canadian Banking clients surveyed, who indicate TD as their primary financial institution:

Ipsos Canadian Financial Monitor, June 2025.
16

Net client acquisition data as of fiscal 2025.
17

Market share rankings based on the most current data available from OSFI for personal non-term (core)

deposits, total personal deposits, and RESL as of September 2025.
18

Market share based on Peer Quarterly Earnings Disclosure as of Q3 2025. Peers include Bank of Montreal, Canadian

Imperial Bank of Commerce, Royal Bank of Canada, and
Scotiabank (excluding The Toronto-Dominion

Bank).
19

As of October 2025,

including Personal, Direct Investing, and Business Banking. Active mobile users are users who have logged in via their mobile device at least once in the last 90
days.
20

ComScore MMX® Multi-Platform, Desktop & Mobile, Total

audience, 3-month average ending September 2025.

21

TD Auto Finance received the highest score in the retail Non-Captive segment (2018-2021), and the retail Non-Captive Non-Prime segment (2022-2025) in the J.D. Power Canada
Dealer Financing Satisfaction Studies, which measure Canadian auto dealers’ satisfaction with their auto finance providers. TD Auto Finance also received the highest score in the retail
Non-Captive Prime segment in the J.D. Power 2024-2025 Canada Dealer Financing Satisfaction Studies, which measure Canadian auto dealers’ satisfaction with their auto finance providers. Visit jdpower.com/awards for more details.
22

TD Canada Trust shared in the Customer Service Excellence award in the 2025

Ipsos Study.
23

TD Canada Trust shared in the Branch Banking Excellence award in the 2025 Ipsos

Study.
24

TD Canada Trust shared in the Mobile Banking Excellence award in the 2025 Ipsos

Study.
25

TD Canada Trust shared in the Live Agent Telephone

Banking Excellence award in the 2025 Ipsos Study.
26

TD Canada Trust shared in the Automated Telephone

Banking Excellence award in the 2025 Ipsos Study.
27

Big 5 Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada,

Scotiabank, and The Toronto

-Dominion Bank.
28

Ipsos 2025 Financial Service Excellence Awards are based on ongoing quarterly Customer Service Index

(CSI) survey results. Ipsos announces annual winners across 11 categories in
October after fielding for the final quarter-ends in September.
29

Peer leading 90 day+ Delinquency Rates per Peer Quarterly Financial Disclosures Q3 2025. Peers include Bank of Montreal,

Canadian Imperial Bank of Commerce, Royal Bank of
Canada, and Scotiabank.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 23

KEY PRIORITIES FOR

2026
●

Deeper Relationships:
–

In Personal Banking,

continue outgrowing the Canadian population

in net client acquisition and be the

leader in core banking and primacy
–

Maintain leadership in retail core deposit market

share
–

Further deepen client relationships across

Personal Banking, Business Banking,

and Wealth Management
–

Transform RESL homebuying and retention through specialization and speed while delivering strong returns
–

Expand distribution within Business Banking

through accelerating investments in

frontline bankers and increasing focus

on relationship banking
●

Simpler & Faster:
–

Deliver client-focused outcomes by modernizing

and automating processes and platforms,

and leveraging AI (predictive, generative,

and agentic) to deliver
efficient, seamless, and personalized experiences

for clients and colleagues
–

Deliver simpler and faster client experiences

which include faster onboarding and mobile

first experiences

–

Apply AI to boost automatic-adjudication rates

in TD Auto Finance and Small Business

Banking, improving client response times,

and reducing manual
workload
–

Integrate automation and AI into Commercial

credit processes to shorten underwriting

cycles and improve time to market
–

Invest in talent for specialized advice across

RESL, trade finance, and several industry

verticals in Commercial Banking
●

Disciplined Execution:
–

Leverage automation, digital tools and AI-at-scale

to drive cost savings and improve efficiency

–

Redesign key business processes and

streamline operations to realize cost reduction,

and deliver disciplined expense management

through resource
optimization and third-party spend reduction
TABLE 16: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted) 2025 2024
Net interest income $ 16,701 $ 15,697
Non-interest income 3,985 4,093
Total revenue 20,686 19,790
Provision for (recovery of) credit losses – impaired 1,710 1,555
Provision for (recovery of) credit losses – performing 433 200
Total provision for (recovery of) credit losses 2,143 1,755
Non-interest expenses 8,382 8,010
Provision for (recovery of) income taxes 2,844 2,806
Net income $ 7,317 $ 7,219
Selected volumes and ratios
Return on common equity 1 30.8% 33.4%
Net interest margin (including on securitized assets) 2 2.82 2.82
Efficiency ratio 40.5 40.5
Number of Canadian Retail branches at period end 1,051 1,060
Average number of full-time equivalent staff 3 32,611 33,660
1

Capital allocated to the business segment was based on 11.5% CET1

Capital in fiscal 2025 and 2024.

2

Net interest margin is calculated by dividing net interest income by average interest-earning assets.

Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “Financial Results

Overview” section and the Glossary of this document for additional information about this metric.

3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
REVIEW OF FINANCIAL PERFORMANCE

Canadian Personal and Commercial

Banking net income for the year was $7,317

million, an increase of $98 million, or 1%,

compared with last year, reflecting
higher revenue, partially offset by higher PCL and non-interest expenses. ROE for the year was 30.8%,

compared with 33.4% last year.
Revenue for the year was $20,686 million, an increase

of $896

million, or 5%, compared with last year. Net interest income was $16,701 million, an increase of
$1,004 million, or 6%, primarily reflecting volume

growth. Average loan volumes increased $24 billion,

or 4%, reflecting 4% growth in personal loans

and 6%
growth in business loans. Average deposit

volumes increased $22 billion, or 5%, reflecting

4% growth in personal deposits and

6% growth in business deposits.
Net interest margin was 2.82%, flat to the

prior year. Non-interest income was $3,985 million, a decrease of $108 million, or 3%, reflecting lower

fees due to the
transition of Bankers’ Acceptances (BAs)

to Canadian Overnight Repo Rate Average (CORRA)-based

loans in the prior year, the impact of which is offset in net interest income, partially offset by higher fee revenue.
PCL for the year was $2,143

million, an increase of $388

million compared with last year. PCL – impaired was $1,710

million, an increase of $155 million, or
10%, largely reflecting credit migration in

the consumer lending portfolios,

partially offset by lower provisions in the commercial

lending portfolio. PCL – performing
was $433 million, an increase of $233

million compared with last year. The current year performing provisions largely reflect credit impacts

from policy and trade
uncertainty, the adoption impact of a model update in the credit card portfolio, and volume growth. Total PCL as an annualized percentage of credit volume was
0.36%, an increase of 5 basis points (bps)

compared with last year.
Non-interest expenses for the year were

$8,382 million, an increase of $372

million, or 5%, compared with last year. The increase reflects higher technology
costs, employee-related expenses, and other

operating expenses.
The efficiency ratio for the year was 40.5%, flat

compared with last year.
OPERATING ENVIRONMENT AND OUTLOOK
For the second straight year, Canada’s economy is expected

to record subdued but positive expansion in

fiscal 2026. Conditions in trade-exposed industries

are
likely to remain challenging as adjustment

continues in the face of ongoing U.S.

trade uncertainty. More broadly, consumer and business spending are expected to benefit from a relatively stable near-term outlook

for both inflation and interest rates. While

hiring is expected to remain soft in

the coming year, more pronounced
weakness in the labour force due to tighter immigration

policies is expected to gradually pressure

the unemployment rate down beginning

in the second fiscal
quarter of 2026. Within the national resale housing

market, sales and average prices are expected

to record further modest gains, helped

in part by pent-up
demand from first-time and move-up buyers.

As we look forward to the first quarter of

fiscal 2026, we expect net interest margin to remain

relatively stable
.
30

The Bank’s Q1 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate cuts, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect Future
Results” section of this document.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 24

-$1,000
-$500
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
2024 2025
NET INCOME 31
(millions of U.S. dollars)
Reported Adjusted
$0
$2,000
$4,000
$6,000
$8,000
$10,000
$12,000
2024 2025
TOTAL REVENUE 31
(millions of U.S. dollars)
Reported Adjusted
$0
$50
$100
$150
$200
$250
$300
$350
$400
2024 2025
AVERAGE DEPOSITS
(billions of U.S. dollars)
Personal Business Sweep
Canadian Personal and Commercial

Banking is focused on continuing to manage

expenses with discipline to drive cost efficiency and

to create the capacity to
invest for the future. TD’s client-centric and digitally-enabled

Canadian Personal and Commercial Banking

franchise is well-positioned to execute on

its growth
opportunities.
BUSINESS SEGMENT ANALYSIS
U.S. Retail
U.S. Retail offers a full range of financial products and services to over 10 million customers in the Bank’s U.S. personal, business banking and wealth management operations. Prior to the sale of its entire equity investment in Schwab on
February 12, 2025, U.S. Retail included an investment in Schwab.
TABLE 17: REVENUE – Reported 1
(millions of dollars) Canadian dollars U.S. dollars
2025 2024 2025 2024
Personal Banking $ 8,908 $ 8,466 $ 6,381 $ 6,219
Business Banking 4,742 4,331 3,397 3,181
Wealth

508 483 364 355
Other
2
(1,853) 433 (1,327) 319
Total $ 12,305 $ 13,713 $ 8,815 $ 10,074
1
Excludes equity in net income of an investment in Schwab.
2
Other revenue consists primarily of revenue items of note, revenue from the Schwab IDA Agreement and from investing activities.
KEY PRODUCT GROUPS
Personal Banking
●

Personal Deposits – chequing, savings, and

certificates of deposit products and payment

solutions for retail customers offered through

multiple delivery
channels.

●

Consumer Lending – financing products,

including residential mortgages, home

equity and unsecured lending solutions

for retail customers.
●

Credit Cards Services – TD-branded credit

cards for retail customers, private label and

co-brand credit cards alongside strategic

relationships with leading
national retailers.

●

Retail Auto Finance – indirect retail financing

through a network of auto dealers.
Business Banking
●

Commercial Banking – borrowing, deposit

and cash management solutions for

U.S. businesses and governments across a

wide range of industries and
specialty banking segments.

●

Small Business Banking – borrowing, deposit

and cash management solutions for small businesses

including merchant services and TD-branded

credit cards.
Wealth

●

Wealth Advice – wealth management advice, financial

planning solutions, estate and trust planning,

and insurance and annuity products for

mass affluent, high
net worth and institutional clients, delivered

by store-based financial advisors, a robo-advisory

platform, and a multi-custodial securities-based

collateral lending
platform.
31

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview”

section of this
document.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 25

34
35
36
37
INDUSTRY PROFILE
The U.S. personal and business banking industry

is highly competitive and includes

several very large financial institutions, as

well as regional banks, small
community and savings banks, finance companies,

credit unions, and other providers of

financial services. The wealth management

industry includes national and
regional banks, insurance companies, independent

mutual fund companies, brokers, and independent

asset management companies. The personal

and business
banking and wealth management industries

also include non-traditional competitors, including

non-financial companies expanding into financial

services. These
industries serve individuals, businesses, and

governments and offer products and financial technology

solutions to support customer needs in deposits,

lending,
payments, cash management, financial advice,

and asset management. Products may

be distributed through a single distribution

channel or across multiple
channels, including physical locations, ATMs, and telephone and digital and mobile channels. Certain businesses

also serve customers through indirect channels.
Traditional competitors are embracing new technologies,

including AI, and strengthening their

focus on providing enhanced customer

experiences, insights and
security. Non-traditional competitors including direct banks, financial technology companies and private credit

institutions have gained momentum and are
increasingly collaborating with banks or leveraging

data through open banking to develop

new products and services. The keys to profitability

continue to be
attracting and retaining client relationships

with differentiated service, offering comprehensive products,

advice and service quickly and seamlessly

across
distribution channels, optimizing funding

sources and costs, investing strategically

while maintaining expense discipline, and

managing risk prudently.
STRATEGIC OBJECTIVES, ACCOMPLISHMENTS

AND PRIORITIES
BUSINESS STRATEGY
BUSINESS HIGHLIGHTS IN

2025
Deeper Relationships ●

Increased Bankcard balances 12% YoY, and acquired the most new accounts since fiscal 2018, powered by the
introduction of the Gen2 deposit-based underwriting

machine-learning model that allows better targeting

of
opportunities and extension of credit to more clients

than traditional underwriting methods
●

Increased Assets under Management (AUM)

23% YoY,

with mass affluent balances up 21% YoY, reflecting a focus on delivering an enhanced relationship banking

service and advice
●

Delivered digital sales and service capabilities

which drove all-time highs in Digital Sales

share (36%), Digital
Adoption

(58%) and Self-Serve Transactions

(85%),

by providing clients a more holistic self-servicing

experience to
expand store colleagues’

capacity to provide advice
●

Re-imagined retail distribution model by

transforming stores into advice centers,

completing renovation on the 178th
Next Generation store (16% of total stores),

with ~90% having dedicated Wealth space
●

Increased Middle Market loan balances

8% YoY,

expanding partnerships with TD Securities

to deliver approximately
US$77 million of OneTD fees in U.S. Retail

Commercial Banking
●

TD’s Florida market ranked #1 overall in 2025 J.D.

Power Retail Banking Satisfaction
●

TD ranked #1 in total number of approved

U.S. Small Business Administration (SBA) loans

in the Bank’s Maine to
Florida footprint for the 9th consecutive year
●

TD Auto Finance ranked #1 in Dealer Satisfaction

among National Prime Credit Non-Captive

Automotive Finance
Lenders for 6th consecutive year in J.D. Power

2025 U.S. Dealer Financing Satisfaction

Study
Simpler & Faster ●

Executed balance sheet restructuring activities

and achieved the 10% asset reduction target,

creating ~US$52

billion
of headroom to the asset limitation to meet

the evolving needs of clients, while simplifying

the franchise and driving
profitable growth. Exited ~US$22 billion of

non-core loans since inception of the program:
-

Completed the sale of the US$9 billion Correspondent

Mortgage portfolio
-

Initiated the wind down of the US$3 billion

Retail Card Services, Point of Sale financing

business
-

Exiting commercial auto, supply chain

financing and select export import and commercial

bank relationships
that are not profitable or aligned with the

Bank’s core franchise
-

Deployed excess cash and proceeds from loan

sales to pay down bank borrowings
●

Completed the planned investment portfolio

repositioning program, as outlined in the “Update

on U.S. Balance Sheet
Restructuring Activities”

section in this MD&A,

generating a net interest income benefit

of US$500 million pre-tax in
fiscal 2025
●

Opened Layer 6 GenAI research and development

center in New York, focused on leveraging AI leadership
advantage to automate operational processes,

improve cost to serve and support

front-line colleagues with real-time
insights to provide more personalized advice

and increase productivity
●

Delivered enhanced digital capabilities to

streamline customer interactions including

the credit card application
process for existing retail customers and

Small Business Banking clients, and

real-time debit card disputes
Disciplined Execution ●

Made progress against U.S. BSA/AML Program

remediation as outlined in the “Update on the

Remediation of the U.S.
Bank Secrecy Act/Anti-Money Laundering

Program and Enterprise AML Program”

section in this MD&A
●

Delivered ~$200 million of incremental productivity

expense savings in fiscal 2025, through

optimization of the Bank’s
stores, balance sheet, corporate real estate,

workforce and vendor efficiencies as outlined

in the “Significant Events –
Restructuring Charges”

section in this MD&A
●

Reduced risk-weighted assets as part of

U.S. balance sheet restructuring activities

supporting total U.S. Retail
adjusted ROE growth of 180 bps in fiscal

2025

32

Digital sales based on U.S. consumer banking and small business banking.
33

Active digital users as a percentage of total customer base. Active digital users are users who have logged in online or via their mobile device at least once in the last 90 days.
34

Self-serve share of transactions represents all financial transactions that are processed through unassisted channels

(Online, Phone, Mobile, ATM and Phone IVR).
35

TD Bank received the highest score in a tie in Florida in the J.D. Power 2025 U.S. Retail Banking Satisfaction Study,

which measure customers’ satisfaction with their primary bank. Visit
jdpower.com/awards for more details
36

For 2025, TD Bank ranked #1 in Small Business Administration (SBA) lending in the Maine to Florida footprint for ninth consecutive year. Lenders ranked by the U.S. SBA

based on the
SBA’s data for the units of loans approved

during the period October 1, 2024 to September 30, 2025.
37

TDAF is ranked #1 in Dealer Satisfaction among National Prime Credit Non-Captive Automotive Finance Lenders

for 6th consecutive year in the J.D. Power 2025 U.S. Dealer Financing
Satisfaction Study. Visit jdpower.com/awards

for more details

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 26

40
KEY PRIORITIES FOR

2026
●

U.S. Retail’s top priority remains remediating the

U.S. BSA/AML program and strengthening

the governance and control environment.

Refer to the “Update on
the Remediation of the U.S. Bank Secrecy

Act/Anti-Money Laundering Program and Enterprise

AML Program”

section in this MD&A for additional information.
●

Deeper Relationships:
-

Continue the reimagination of retail distribution

model by bolstering digital sales and servicing

capabilities to increase digital adoption and

provide
capacity for store colleagues to provide advice,

while upgrading store formats to the Next Generation

design
-

Scale the credit cards franchise through increasing

penetration of the U.S. Bank’s deposit base

with the support of Gen2 underwriting, and expand

the
Nordstrom partnership to gain servicing

control and build out scalable capabilities

to be a traditional co-brand partner of choice
-

Deepen penetration of mass affluent clients by scaling

the Financial Advisor workforce, delivering high-quality

referrals from re-imagined retail
distribution channels, and tailor investment products

and services
-

Accelerate commercial bank profitability and

deepen client relationships by capturing greater

deposit and fee opportunities including

expanding lead-
agent positions, and partner with TD

Securities to offer unique opportunities to Middle

Market and Specialty segment clients
●

Simpler & Faster:
-

Continue the execution of balance sheet restructuring

efforts that simplify the business
-

Deploy AI to automate operational processes

and provide productivity and enhanced insights

for front-line colleagues
-

Transform data and technology architecture to deliver

a scalable, cloud-native, modular environment
●

Disciplined Execution:
-

Deliver the medium-term cumulative

cost reduction target
-

Optimize store network, drive unit cost improvement

and re-engineer processes, lower third party

spend, and reduce the cost to operate

the core
infrastructure
Update on U.S. Balance Sheet Restructuring

Activities
Following the announcement of the Global

Resolution on October 10, 2024, the Bank

executed balance sheet restructuring

activities to help ensure the Bank can
continue to support customers’ financial needs

in the U.S., while not exceeding the

limitation on the combined total assets

of TD Bank, N.A. and TD Bank USA,
N.A. (the “U.S. Bank”). Since the fourth quarter

of fiscal 2024, and through fiscal 2025, the Bank

sold US$31.9 billion of bonds, resulting

in an aggregate loss of
US$1,592 million pre-tax. The net interest

income benefit from these sales and reinvestment

of proceeds was US$500 million pre-tax in

fiscal 2025 and is
expected to be approximately US$550

million pre-tax in fiscal 2026
.
In addition, the Bank reduced the U.S. Bank’s

assets by more than 10% from the asset

level as of September 30, 2024, largely

by selling or winding down
$22 billion of non-scalable or non-core

U.S. loan portfolios that did not align with the

U.S. Retail segment’s focused strategy or

have lower returns on investment.
This reduction in assets reduced the

total Bank's net interest income by approximately

US$100 million pre-tax in fiscal 2025 and

is expected to reduce net interest
income by approximately US$280 million pre-tax

in fiscal 2026
.
During the year, the Bank used proceeds from the sale of

the loans, investment maturities, and cash

on hand, to pay down US$43 billion of short-term

borrowings.
Accordingly, as of October 31, 2025, the combined total assets of the U.S. Bank were US$382 billion.
As of September 30, 2025, the combined

total assets of the U.S. Bank, as measured

in accordance with the OCC Consent

Order which utilizes the average of spot
balances of June 30, 2025, and September

30, 2025, was US$388 billion.
In the aggregate, total losses associated

with the Bank’s U.S. balance sheet restructuring

activities from October 10, 2024, through

October 31, 2025, are
US$2,128 million pre-tax and US$1,597

million after-tax. As of October 31, 2025,

the Bank has largely completed its U.S. balance

sheet restructuring activities and
no additional losses associated with this

program are expected in fiscal 2026
.
38

The expected amount of net interest income benefit is subject to risks and uncertainties and are based on assumptions regarding market factors and conditions which are not entirely within the Bank’s control.
39

The Bank’s estimates regarding net interest income impacts are based on assumptions regarding the timing of when the sale of the remaining assets are completed or when the remaining loan portfolios are wound down.
40

The Bank’s expectations regarding U.S. balance sheet restructuring related losses are based on forward-looking assumptions that have inherent risk and uncertainties. Results may vary depending on factors both within and outside the Bank’s control. Refer to the “Risk Factors That May Affect Future Results” section of this document for additional information about risks
and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 27
TABLE 18: U.S. RETAIL
(millions of dollars, except as noted)
Canadian Dollars 2025 2024
Net interest income – reported $ 12,368 $ 11,600
Net interest income – adjusted 1,2 12,404 11,600
Non-interest income – reported (63) 2,113
Non-interest income – adjusted 1,3 2,602 2,424
Total revenue – reported 12,305 13,713
Total revenue – adjusted 1,2,3 15,006 14,024
Provision for (recovery of) credit losses –

impaired
1,499 1,437
Provision for (recovery of) credit losses –

performing
15 95
Total provision for (recovery of) credit losses 1,514 1,532
Non-interest expenses – reported 9,599 13,141
Non-interest expenses – adjusted 1,4 9,599 8,466
Provision for (recovery of) income taxes – reported (472) 69
Provision for (recovery of) income taxes – adjusted 1 202 255
U.S. Retail net income (loss) excluding Schwab

– reported
1,664 (1,029)
U.S. Retail net income excluding Schwab

– adjusted
1 3,691 3,771
Share of net income from investment in

Schwab
5,6
277 709
U.S. Retail net income (loss) – reported $ 1,941 $ (320)
U.S. Retail net income – adjusted 1 3,968 4,480
U.S. Dollars
Net interest income – reported $ 8,833 $ 8,520
Net interest income – adjusted 1,2 8,858 8,520
Non-interest income – reported (18) 1,554
Non-interest income – adjusted 1,3 1,859 1,780
Total revenue – reported 8,815 10,074
Total revenue – adjusted 1,2,3 10,717 10,300
Provision for (recovery of) credit losses –

impaired
1,065 1,056
Provision for (recovery of) credit losses –

performing
15 70
Total provision for (recovery of) credit losses 1,080 1,126
Non-interest expenses – reported 6,852 9,631
Non-interest expenses – adjusted 1,4 6,852 6,220
Provision for (recovery of) income taxes – reported (331) 52
Provision for (recovery of) income taxes – adjusted 1 144 188
U.S. Retail net income (loss) excluding Schwab

– reported
1,214 (735)
U.S. Retail net income excluding Schwab

– adjusted
1 2,641 2,766
Share of net income from investment in

Schwab
5,6
196 523
U.S. Retail net income (loss) – reported $ 1,410 $ (212)
U.S. Retail net income – adjusted 1 2,837 3,289
Selected volumes and ratios
U.S. Retail return on common equity excluding

Schwab – reported
7 3.9% (2.5) %
U.S. Retail return on common equity excluding

Schwab – adjusted
1,7 8.5 9.4
U.S. Retail return on common equity – reported 7 4.4% (0.7) %
U.S. Retail return on common equity – adjusted 1,7 8.9 10.1
Net interest margin – reported 1,8 3.08 2.95
Net interest margin – adjusted 1,8 3.09 2.95
Efficiency ratio – reported 77.7 95.6
Efficiency ratio – adjusted 1 63.9 60.4
Assets under administration (billions of U.S.

dollars)
9 $ 46 $ 43
Assets under management (billions of U.S.

dollars)
9 10 8
Number of U.S. retail stores 1,100 1,132
Average number of full-time equivalent staff 28,715 27,842
1
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2
Adjusted net interest income excludes the following item of note:
i.

Balance sheet restructuring (impact of loan hedge rebalancing before the close of the correspondent loan sale)

– 2025: $36 million or US$25 million ($26 million or US$19 million after-tax).
3
Adjusted non-interest income excludes the following item of note:
i.

Balance sheet restructuring – 2025: $2,665 million or US$1,877 million ($2,001 million or US$1,408 million after-tax),

2024: $311 million or US$226 million ($234 million

or
US$170 million after-tax).

4
Adjusted non-interest expenses exclude the following items of note:
i.

FDIC special assessment – 2024: $442 million or US$323 million ($333 million or US$243 million after-tax); and
ii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – 2024:

$4,233 million or US$3,088 million (before and after-tax).
5
The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to

Note 12 of the 2025 Consolidated Financial Statements for further details.
6
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade,

the Bank’s
share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s FDIC special assessment charge were recorded in the Corporate segment.
7
Capital allocated to the business segment was 11.5% CET1 Capital.
8
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest

-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures”

in the “Financial Results Overview” section of this document.
9 For additional information about this metric, refer to the Glossary of this document.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 28

43
44
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported

in the U.S. Retail segment.

Amounts for amortization of acquired
intangibles, the acquisition and integration

charges related to the Schwab transaction,

and the Bank’s share of restructuring

and other charges incurred by Schwab
were recorded in the Corporate segment. Refer

to “Significant Events” for further details.

Effective fiscal 2025, discussions of

the U.S. Retail segment’s
performance exclude Schwab.
REVIEW OF FINANCIAL PERFORMANCE
U.S. Retail reported net income was $1,664 million

(US$1,214 million), an increase of

$2,693 million (US$1,949 million), compared

with last year,

excluding
Schwab earnings of $277 million (US$196

million) in the current year and $709 million

(US$523 million) in the prior year, primarily

reflecting the impact of the
charges for the global resolution of the investigations

into the Bank’s U.S. BSA/AML

program last year, higher revenue, and lower

PCL in the current year, partially
offset by the impact of U.S. balance sheet

restructuring activities, higher governance and

control investments, including costs for U.S.

BSA/AML remediation, and
an adjustment for client deposit rates. U.S.

Retail adjusted net income was $3,691

million (US$2,641 million), a decrease of

$80 million (US$125 million), or 2%
(5% in U.S. dollars), compared with last

year, primarily reflecting higher governance

and control investments, including

costs for U.S. BSA/AML remediation,

and
an adjustment for client deposit rates,

partially offset by the impact of U.S. balance

sheet restructuring activities, higher revenue,

and lower PCL. The reported and
adjusted annualized ROE excluding Schwab

for the year were 3.9% and 8.5%, respectively,

compared with -2.5% and 9.4%, respectively,

last year.
Reported revenue for the year was US$8,815

million, a decrease of US$1,259 million,

or 12%, compared with last year. On an

adjusted basis, revenue for the
year was US$10,717 million, an increase of

US$417 million, or 4%. Reported net interest

income of US$8,833 million, increased

US$313 million, or 4%, and
adjusted net interest income of US$8,858 million,

increased US$338 million, or 4%, largely

reflecting the impact of U.S. balance sheet restructuring

activities and
higher deposit margins, partially offset

by an adjustment for client deposit rates. Reported

net interest margin of 3.08%, increased 13

bps, and adjusted net interest
margin of 3.09% increased 14 bps, due

to U.S. balance sheet restructuring activities

and higher deposit margins.

Reported non-interest loss of US$18 million,

a
decrease of US$1,572 million, compared

with last year, reflecting the impact of

U.S. balance sheet restructuring activities,

partially offset by higher fee income. On
an adjusted basis, non-interest income of US$1,859

million increased US$79 million, or 4%,

compared with last year, reflecting higher

fee income.
Average loan volumes decreased US$9

billion, or 5%, compared with last year. Personal

loans decreased 4% and business loans

decreased 5%, reflecting U.S.
balance sheet restructuring activities. Excluding

the impact of the loan portfolios identified

for sale or run-off under our U.S. balance sheet

restructuring program,
average loan volumes increased US$4 billion,

or 2%
,
.

Average deposit volumes decreased US$7

billion, or 2%, reflecting a 7% decrease

in sweep deposits
and a 3% decrease in business deposits,

partially offset by a 2% increase in personal

deposits.

Assets under administration (AUA) were US$46

billion as at October 31, 2025, an increase

of US$3 billion, or 7%, compared with last

year, and assets under
management (AUM) were US$10 billion as

of October 31, 2025, an increase of US$2

billion, or 25%, compared with last

year, both reflecting net asset growth and
market appreciation.
PCL for the year was US$1,080

million, a decrease of US$46 million,

or 4%, compared with last year. PCL

– impaired was US$1,065 million, an increase

of
US$9 million, or 1%, largely reflecting

credit migration in the commercial lending portfolio,

partially offset by lower provisions in the

consumer lending portfolios.
PCL – performing was US$15 million,

a decrease of US$55 million,

or 79%, compared with last year.

The current year performing provisions

largely reflect credit
impacts from policy and trade uncertainty,

partially offset by lower volume and

the adoption impact of a model update in

the credit card portfolio. U.S. Retail PCL
including only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as an

annualized percentage of credit

volume was 0.60%, flat compared with last

year.
Effective fiscal 2025, U.S. Retail segment

non-interest expenses include certain U.S.

governance and control investments, including

costs for U.S. BSA/AML
remediation which were previously reported

in the Corporate segment. Comparative

amounts have been reclassified to conform

with the presentation adopted in
the current period. Reported non-interest

expenses for the period were US$6,852

million, a decrease of US$2,779 million,

or 29%, compared with last year,
reflecting the impact of charges for the global

resolution of the investigations into the

Bank’s U.S. BSA/AML program

last year, partially offset by higher governance
and control investments including costs of US$507

million for U.S. BSA/AML remediation,

and higher employee-related expenses,

in the current year. On an
adjusted basis, non-interest expenses increased

US$632 million, or 10%, reflecting higher

governance and control investments, including

costs for U.S. BSA/AML
remediation, and higher employee-related expenses.

For fiscal 2026, non-interest expenses are expected

to grow in the mid-single digit range
.
The reported and adjusted efficiency ratios

for the year were 77.7% and 63.9%, respectively,

compared with 95.6% and 60.4%, respectively,

last year.
OPERATING ENVIRONMENT AND OUTLOOK
Fiscal 2026 is expected to be a highly complex

year for the U.S. banking industry, reflecting an uncertain macroeconomic backdrop, evolving competitive
landscape, and a deregulatory trend. Notwithstanding

geopolitical and economic uncertainty and

indications of declining consumer confidence,

the U.S. economy
has remained resilient, supported by sustained

business investment and consumer spending.

Competitive pressures continue to intensify

as traditional and non-
traditional financial institutions compete for

market share while investment in transformational

technology accelerates.

U.S. Retail’s top priority is the continued execution

against its U.S. BSA/AML remediation program

and the strengthening of its governance

and control
infrastructure. In addition, in order to

continue to meet the evolving needs of its

clients while complying with, and maintaining

an ample buffer to, the asset
limitation set out in the OCC consent order, the Bank

will continue to reduce previously identified

non-core loans that do not align with

U.S. Retail’s focused
strategy or have lower returns.

U.S. Retail will direct the increased capital

capacity created by this non-core loan reduction

to fund growth in more profitable core business

lines where U.S. Retail
has opportunities to deepen relationships,

drive growth in deposits and diversify revenue

streams. In addition, U.S. Retail will continue

to drive disciplined
execution of structural cost reductions.

Net interest margin is expected to moderately

expand in the first quarter of fiscal 2026
.
T
HE CHARLES SCHWAB

CORPORATION
Refer to Note 12 of the 2025 Consolidated Financial

Statements for further information on

Schwab.
41

Loan portfolios identified for sale or run-off include the Point of Sale finance business which services third party retailers, correspondent lending, export and import lending, commercial auto dealer portfolio, and other non-core portfolios. 2025 average loan volumes: US$184 billion (2024: US$192 billion). 2025 average loan volumes of loan portfolios identified for sale or run-off: US$24 billion (2024: US$36 billion). 2025 average loan volumes excluding loan portfolios identified for sale or run-off: US$160 billion (2024: US$156 billion).
42

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
43

The Bank’s expectations regarding expense growth are based on the assumptions regarding certain factors, including the Bank’s ability to successfully execute against its governance and control initiatives, including U.S. BSA/AML remediation, the timing of business investments, and productivity and restructuring savings. Refer to the “Risk Factors That May Affect
Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.
44

The Bank’s Q1 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect
Future Results” section of this document.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 29
45
$0
$1,000
$2,000
$3,000
2024 2025
NET INCOME
(millions of Canadian dollars)
$100
$150
$200
$250
$300
$350
$400
$450
$500
$550
$600
$650
$700
$750
$800
2024 2025
AUA / AU 41
(billions of Canadian dollars)
AUA AUM
$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
$7,000
$8,000
2024 2025
INSURANCE PREMIUMS
(millions of Canadian dollars)
BUSINESS SEGMENT ANALYSIS
Wealth Management and

Insurance
Wealth Management and Insurance provides wealth solutions and insurance protection to over 6 million customers in Canada and asset management products to institutional clients in Canada and globally.

TABLE 19: REVENUE

(millions of Canadian dollars) 2025 2024
Wealth Management $ 7,012 $ 6,042
Insurance
1
7,550 7,493
Total $ 14,562 $ 13,535
1

Includes recoveries from reinsurers for catastrophe claims of nil (2024: $718 million)
KEY PRODUCT GROUPS
Wealth Management
●

Direct Investing – platforms and resources for

self-directed retail investors to facilitate

research, investment management and

trading in a range of investment
products through online, phone and mobile

channels.

●

Wealth Advice – wealth management advice and financial

planning solutions for mass affluent, high net

worth and ultra high net worth clients, integrated

with
other Wealth businesses and the broader Bank.
●

Asset Management – public and private

market investment management solutions

for retail and institutional clients, including a diversified suite of investment
products designed to provide attractive risk-adjusted

returns.
Insurance
●

Property and Casualty – home, auto and

small business insurance provided through direct

channels and to members of affinity groups

such as professional
associations, post-secondary institutions

such as universities and colleges, and employer

groups.
●

Life and Health – credit protection for

Canadian Personal and Business Banking borrowing

customers, life and health insurance products,

credit card balance
protection, and travel insurance products, distributed

through customer-assisted and direct to consumer

channels
.
INDUSTRY PROFILE
The Canadian wealth management industry

includes banks, insurance companies, independent

asset managers, direct-to-consumer

providers, independent
financial advisors and planners, and full-service

and discount brokerages. Growth relies

on the ability to provide differentiated and

integrated wealth solutions and
holistic financial advice to retail and institutional

investors while keeping pace with technological

change and regulatory requirements. The property

and casualty
insurance industry in Canada is fragmented

and competitive, consisting of numerous

personal and commercial line writers

offering products through broker,
captive agent and direct distribution channels,

while the life and health insurance industry is

comprised of several large life and health

insurers, and also includes
several banks that provide life and health insurance.

We expect that providing innovative digital capabilities

and solutions will be a key differentiator for customers
buying and servicing their insurance policies

through direct channels.

Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 30

48
49
50
51
52
53
STRATEGIC OBJECTIVES, ACCOMPLISHMENTS

AND PRIORITIES
BUSINESS STRATEGY BUSINESS HIGHLIGHTS IN 2025
Deeper Relationships ●

Continued to increase client depth across

TD to seamlessly meet clients’

needs across channels, leading to record
flows from Personal Banking to Wealth Management

and within Wealth Management,

and record flows from TD
Direct Investing to Advice
●

Maintained strong market share positions

and gained momentum across the businesses:
–

TD Direct Investing ranks #1 in market share

of revenue and total assets
–

TD Asset Management reinforced its position

as #1 institutional asset manager in

Canada

and continued to
expand its institutional presence, winning

new mandates domestically and globally
–

TD Asset Management was among the

fastest growing ETF manufacturers in the industry
–

TD Private Investment Advice increased

market share, outperforming bank-owned

peers and the overall
channel
–

TD Insurance ranked #1 as Canada’s Leading

Direct Distribution personal lines insurer

and leader in the
Affinity market in Canada
,

and #3 rank as personal home & auto insurer

in Canada
●

Wealth Management expanded co-location of Private

Bankers in Retail branches and Commercial

Banking Centres
and expanded Private Banking Direct and Financial

Planning Direct, broadening clients’

access to specialist
capabilities
●

Wealth Management recognized with multiple awards,

reflecting the strength of the business, products,

and
platforms:
–

TD Direct Investing was ranked #1 Digital Brokerage

in Canada by The Globe and Mail

for the third
consecutive year
–

TD Asset Management recognized in 7 categories

at the 2025

Canada London Stock Exchange Group
Lipper Fund Awards
–

TD Asset Management received 24 Fundata

FundGrade A+® Awards
●

TD Insurance maintained focus on deepening

client relationships, partnering with Wealth Management

to better
protect high-net-worth clients with travel, home

and auto insurance products
●

TD Insurance’s Affinity partnerships remain a core differentiator, with TD

Insurance ranked #1 in the General
Insurance Affinity market and leveraging these relationships to extend reach into valuable client segments
●

General Insurance ran an innovative Pole Pillow

Campaign, with coverage from over 100+

media publications,
generating over 22 million total impressions

and 100% positive sentiment, and strengthening

TD Insurance’s #1
Rank in Awareness for Home & Auto Insurance
Simpler & Faster ●

Enabled digital onboarding for all TD

Wealth Financial Planning account types, with 90% of

all accounts now
onboarded digitally
●

Introduced capability for Wealth clients using

the TD App to access Omni Dial through

Easy Trade, enabling
automatic authentication and reducing call times
●

Leveraged digital authentication and expanded

eSign capabilities in TD Direct Investing,

driving a significant drop in
calls referred to the Retail branch

●

Introduced new services, features and

capabilities to enhance client experience:
–

Enhanced TD Direct Investing self-serve and

live chat capabilities
–

Launched TD Active Trader mobile app for Android and

TD Advanced Dashboard mobile app
–

Launched a new High Net Worth planning tool

in Advice
–

Broadened TD Asset Management ETF

offerings and launched a new private market alternatives

fund

●

TD Insurance remained Canada’s leading digital direct

insurer, with over 75% of customers digitally engaged,

more
than 40% of eligible Home & Auto transactions

completed online, and the TD Insurance

app recognized as
“Canada’s Top-Rated Home and Auto Insurance App”

by Apple and Google
●

Launched a new usage-based auto insurance

program to deliver proactive, personalized

driving advice to clients
and reward safe driving habits
Disciplined Execution ●

Continued to invest in Wealth Management operations,

enhancing advisor and client experience

through improved
efficiency, productivity and reduced operational risk
●

Strengthened control environment to systematically

address business risks
●

Maintained a robust reinsurance program and

became the first Canadian insurer to sponsor

a CAD denominated
catastrophe bond, providing additional sources

of capital protection against losses from

severe weather events
●

Extended complimentary Wildfire Defense Systems

coverage to more clients in Alberta and

Saskatchewan to build
resiliency against climate-related disruptions

46 Investor Economics, Retail Distribution Report, June 2025
47 Investor Economics, Managed Money Report, Spring 2025
48
Rankings based on data available from OSFI, Insurers, Insurance Bureau of Canada, and Provincial Regulators

as of December 2024
49

Based on market data released by MSA research for the six months period ended June 30, 2025
50 Globe and Mail, February 2025
51 2025 Canada London Stock Exchange Group Lipper Fund Awards: https://lipperfundawards.com/Awards/Canada/2025/Fund
52
Ipsos, TD Insurance ranking, English Canada past 12 months ending June 2025 among Home & Auto insurance holders or next 12 months purchase intenders
53 Based on ratings on the App Store and Google Play as of September 15, 2025

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 31
KEY PRIORITIES FOR

2026
●

Deeper Relationships:
-

Deepen client relationships across TD through

partnerships between Canadian Personal

Banking, Wealth Management, Insurance and

Canadian
Business Banking to satisfy client needs holistically

while adhering to the Bank Act (Canada)
-

Expand distribution by deploying advisor

talent acquisitions and development programs
-

Accelerate client acquisition through investments

in Easy Trade and Active Trader platforms in Wealth Management and continued success in
Insurance’s marketing sophistication
●

Simpler & Faster:
-

Continue to leverage AI capabilities and

end-to-end use of analytics to deliver personalized

and engaging experiences and advice, enhance

advisor
capacity and improve productivity, and in insurance claims fraud detection to accelerate profitable growth
-

Further advance digital client onboarding

and account funding to enhance online,

same-day and self-serve capabilities
-

Enhance advisor capacity by leveraging

AI to improve productivity
-

Complete the unification of Wealth Management's

discretionary advice businesses and

client migration
●

Disciplined Execution:
-

Sustainably lower expense base by re-envisioning

Insurance business processes to further

enable AI opportunities and leverage

the advantage of TD
Insurance's low cost direct to consumer model
-

Deliver disciplined expense management by

expanding digital client onboarding in Wealth

Management,

productivity initiatives and structural cost
reduction while continuing to invest in risk

and control infrastructure
-

Provide Insurance clients with sound advice

and support they need to prepare for the impacts

of climate change
TABLE 20: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except as noted) 2025 2024
Net interest income $
1,493
$ 1,226
Non-interest income 1 13,069 12,309
Total revenue 14,562 13,535
Insurance service expenses 2 6,089 6,647
Non-interest expenses 4,698 4,285
Provision for (recovery of) income taxes 986 648
Net income $ 2,789 $ 1,955
Selected volumes and ratios
Return on common equity 44.3% 31.8%
Return on common equity – Wealth Management 3 62.1 52.0
Return on common equity – Insurance 24.2 10.7
Efficiency ratio 32.3 31.7
Efficiency ratio, net of ISE 4 55.4 62.2
Assets under administration (billions of Canadian dollars)
5
$ 759 $ 651
Assets under management (billions of Canadian dollars) 601 530
Average number of full-time equivalent staff
15,411
15,219
1

Includes recoveries from reinsurers for catastrophe claims of nil (2024: $718 million).
2

Includes estimated losses related to catastrophe claims of $101 million (2024: $1,223 million).
3

Capital allocated to the business segment was 11.5% CET1

Capital.
4

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– 2025: $8,473 million, 2024: $6,888 million. Total
revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the

“Financial Results Overview” section and the Glossary of this document for additional information about this metric.
5

Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
REVIEW OF FINANCIAL PERFORMANCE

Wealth Management and Insurance net income

for the year was $2,789 million, an increase

of $834

million, or 43%, compared with last year, reflecting lower
estimated losses from catastrophe claims

and higher revenue from both businesses,

partially offset by higher non-interest expenses.

Wealth Management net
income for the year was $2,070 million, an

increase of $434 million, or 27%, compared

with last year, and Insurance net income for the year was $719 million, an
increase of $400 million, compared with last

year. The ROE for the year was 44.3%, compared with 31.8%

last year. Wealth Management ROE for the year was
62.1%, compared with 52.0% last year, and Insurance ROE

for the year was 24.2% compared with 10.7%

last year.

Revenue for the year was $14,562 million.

This represents an increase of $1,027 million, or

8%, compared with last year. Non-interest income

was
$13,069 million. This represents an increase

of $760 million, or 6%, compared with last year, reflecting

higher insurance premiums, fee-based revenue,

and
transaction revenue in the current year, partially offset by the impact of $718 million in reinsurance recoveries

for catastrophe claims in the prior year. Net interest
income was $1,493 million, an increase of

$267 million, or 22%, compared with last

year, reflecting higher deposit volumes and margins.

AUA were $759 billion as at October 31, 2025,

an increase of $108 billion, or 17%, compared

with last year, reflecting market appreciation and net asset growth. AUM were $601 billion as at October

31, 2025, an increase of $71 billion, or

13%, compared with last year, primarily reflecting market appreciation and net
asset growth.
Insurance service expenses for the year

were $6,089 million. This represents a decrease

of $558 million, or 8%, compared with last

year, driven by $916 million
of estimated losses from catastrophe claims

in the prior year, partially offset by

h
igher claims severity in the current

year.

Non-interest expenses for the year were

$4,698 million, an increase of $413 million, or

10%, compared with last year, reflecting higher variable

compensation,
and higher technology spend supporting

business growth.

The efficiency ratio for the year was 32.3%, compared

with 31.7% last year. The efficiency ratio, net of ISE for the year was 55.5%, compared with 62.2% last
year.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 32

$0
$300
$600
$900
$1,200
$1,500
$1,800
$2,100
2024 2025
NET INCOME 54,55
(millions of Canadian dollars)
Reported Adjusted
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
$7,000
$8,000
$9,000
2024 2025
TOTAL REVENUE 54
(millions of Canadian dollars)
$25
$30
$35
$40
$45
$50
$55
$60
$65
$70
$75
$80
$85
$90
$95
$100
$105
2024 2025
AVERAGE GROSS LENDING
PORTFOLIO
(billions of Canadian dollars)
OPERATING ENVIRONMENT AND OUTLOOK
Market conditions are expected to be

challenging in fiscal 2026 with subdued economic

growth in the face of ongoing U.S. trade uncertainty.

Wealth Management
and Insurance’s continued focus on its strategic

priorities and investments in leading digital

platforms is expected to help offset headwinds on

fees from rising
competition and increased claims severity. Wealth Management and

Insurance will continue to support and deepen

relationships with clients, leveraging AI
capabilities to deliver personalization at

scale and enable simple, intuitive experiences.

The businesses will continue to deliver high-quality

advice, educational
content and innovative financial products

to customers, with disciplined execution to

navigate the changing environment.
BUSINESS SEGMENT ANALYSIS
Wholesale Banking
Operating under the brand names of TD Securities and TD Cowen, Wholesale Banking offers global markets and corporate and investment banking services to corporate, government, and institutional clients in key global financial centres across
North America, Europe and Asia-Pacific.
TABLE 21: REVENUE
(millions of Canadian dollars) 2025 2024
Global markets $ 5,336 $ 4,218
Corporate and investment banking 3,189 3,104
Other (133) (36)
Total $ 8,392 $ 7,286
LINES OF BUSINESS
●

Global Markets – sales, trading and research,

debt and equity underwriting, client securitization,

prime services, and trade execution services
.
●

Corporate and Investment Banking – corporate

lending and syndications, debt and

equity underwriting, M&A and capital markets

advisory services, trade
finance, cash management, investment portfolios,

and related activities
55
.
●

Other – investment portfolios and other

accounting adjustments.
INDUSTRY PROFILE

The wholesale banking sector is a mature,

highly competitive market comprised of banks,

large global investment firms, and independent

investment banks and
broker dealers. Wholesale Banking provides

global markets and corporate and investment

banking services to corporate, government,

and institutional clients.
Firms continue to focus on generating

client-driven trading revenue and investment

banking fee income alongside strategic

deployment of their balance sheet.
Firms are also investing in technology to

support advancements in markets infrastructure,

platforms and systems, and growing levels

of electronic trading across
all markets. Competition is expected to remain

intense and longer term, wholesale

banks with a diversified client-focused business

model, a full suite of products
and services, and the ability to manage costs

and capital effectively will be well-positioned

to achieve attractive returns for shareholders.
54

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview”

section of this
document.
55

Certain revenue streams are shared between Global Markets and Corporate and Investment Banking lines of business in accordance

with an established agreement.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 33

57
STRATEGIC OBJECTIVES, ACCOMPLISHMENTS

AND PRIORITIES
BUSINESS STRATEGY
BUSINESS HIGHLIGHTS IN

2025
Deeper Relationships
●

Completed the integration of Cowen, with clients

now facing a single dealer that delivers a

robust product suite and holistic
client solutions

●

Achieved four consecutive quarters with over $2

billion revenue
●

Corporate & Investment Banking continued to

deliver its strong client franchise and full-service

capabilities with multiple
award recognitions and notable transactions:
-

Continued to expand its product suite by

building a leading convertibles platform with marquee

wins, and delivered
innovative debt capital markets solutions for pre-capitalized securities
-

Ranked #1 in Canadian Loan Syndications and #2 in

Canadian Corporate Debt Underwriting
-

Achieved Top 10 ranking in key U.S.

strategic growth areas, ranking #8 in U.S. Equity Underwriting,

and #8 in U.S.
Convertibles
56
-

Awarded Canada’s Best Investment Bank for Debt

Capital Markets by Euromoney Awards for Excellence

2025
-

Recognized at The Digital Banker Transaction

Banking Innovation Awards 2025 for Best Bank for

Trade Finance –
Canada, and Outstanding Use of Technology in

Trade Finance – North America
-

Sole Bookrunner on GameStop Corp.’s US$2.25 billion zero-coupon convertible bond offering, the largest sole
bookrunner convertible offering in the U.S. since 2016
-

Led the NextEra Energy Capital Holdings $2 billion three-part offering, the largest corporate Maple bond transaction
in 2025
-

$605 million unregistered block trade of Newmont

Corporation’s 13% interest in Orla Mining, TD’s largest
bookrunner equity transaction in the mining sector

-

Joint Bookrunner on the inaugural debt issuance from

the Climate Investment Funds Capital Markets

Mechanism, a
US$500 million bond offering
●

Global Markets delivered strong growth through its

broad product offering, and deep institutional relationships:
-

Continued to expand U.S. Prime Services

by enhancing cash prime services, streamlining global

clearing, and
progressing the build for arranged financing and synthetic prime capabilities

-

Scaled TDS Automated Trading in investment grade

credit to become a Top 5 market

participant

-

TD became the first Canadian bank to

offer algorithmic swap trading, enhancing product offerings

for key clients

-

Recognized for excellence across the industry, including named Canada’s Best

FX Bank – 2025 by Euromoney,
voted #1 Overall Commodities Dealer by

Energy Risk Commodities Rankings 2025
-

Ranked #3 overall in the 2025 Extel Canada Research

Survey, and #2 in Washington Research and
Communications Infrastructure in the 2025 U.S. Extel

All-American Research Survey
-

Ranked #6 overall for U.S. Corporate Access by

Buy-Side investors, and #1 in U.S. Healthcare

Corporate Access in
Extel’s 2025 U.S. Corporate Access Survey (Buy-Side View)
Simpler & Faster
●

Unified Global Markets leadership across Equities and

Fixed Income, Currencies and Commodities, and realigned
Corporate & Investment Banking leadership to create

seamless client coverage

●

Deployed technology to enhance client and colleague

experiences:
-

Launched AI Front Office Assistant, a research

chatbot that aggregates insights to improve productivity and enhance client service
-

Advanced initiative to increase speed for client

onboarding by enhancing internal workflow tracking systems and building automated onboarding tools

-

Simplified client experience with TD One Portal,

which provides a single sign-on to access

TD Securities products
and services
●

Streamlined processes for new product approvals to

enable faster time to market and upgraded

core infrastructure and
systems to modernize operating platforms
Disciplined Execution
●

Strengthened risk and control frameworks by adding executive talent in key risk areas and enhancing regulatory
responsiveness by improving organizational alignment
●

Enhanced first line risk management function through policy

review, implemented enhanced governance programs, and
adopted automation for testing and optimizing control

inventory
●

Implemented framework to identify capital redeployment opportunities and drive higher client relationship returns

●

Launched cost-savings initiatives including modernizing platforms, simplifying business processes, and optimizing real
estate, vendor and workforce strategy as

outlined in the section “Significant Events –

Restructuring Charges”

KEY PRIORITIES FOR

2026
●

Deeper Relationships
-

Deepen client relationships in corporate and

investment banking to drive revenue

by aligning balance sheet and resources

to key focus sectors
-

Progress the global integrated platforms, including

global transaction banking and prime services

solutions, to deliver a seamless client experience
with innovative, best-in-class products and

solutions
-

Enhance fixed income product suite and strengthen

e-trading capabilities across Global Markets
-

Advance leading cash equities market share

with enhanced product cross-sell and platform

capabilities, and continue to align partnerships

across
the business to provide holistic cross product

derivatives solutions for clients

●

Simpler & Faster
-

Continue to simplify organizational structure

and hire top talent

-

Continue to upgrade core systems to simplify

processes and modernize infrastructure
●

Disciplined Execution
-

Strengthen risk and control foundation by improving

agility and responsiveness for regulatory

compliance, automating processes, and enhancing

risk
management capabilities
-

Lower structural costs through moderation

of expenses, process simplification and

technology modernization, real estate and

vendor optimization,
and AI-driven efficiency gains
-

Advance disciplined approach to capital deployment

through client level returns focus and strategic

balance sheet deployment
56

For the 12 months ended October 31, 2025. Source: Bloomberg.

For the 12 months ended October 31, 2025, based on internal tracking.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 34

TABLE 22: WHOLESALE BANKING
(millions of Canadian dollars, except

as noted)
2025 2024
Net interest income (TEB) $ (18) $ 582
Non-interest income 8,410 6,704
Total revenue 8,392 7,286
Provision for (recovery of) credit losses –

impaired
185 247
Provision for (recovery of) credit losses –

performing
105 70
Total provision for (recovery of) credit losses 290 317
Non-interest expenses – reported 6,048 5,576
Non-interest expenses – adjusted 1,2 5,886 5,197
Provision for (recovery of) income taxes

(TEB) – reported
444 275
Provision for (recovery of) income taxes

(TEB) – adjusted
1 479 357
Net income – reported $ 1,610 $ 1,118
Net income – adjusted 1 1,737 1,415
Selected volumes and ratios
Trading-related revenue (TEB) 3 $ 3,498 $ 2,782
Average gross lending portfolio (billions of Canadian

dollars)
4 97.7 96.7
Return on common equity – reported 5 9.6% 7.1%
Return on common equity – adjusted 1,5 10.4 8.9
Efficiency ratio – reported 72.1 76.5
Efficiency ratio – adjusted 1 70.1 71.3
Average number of full-time equivalent staff 7,169 7,042
1.

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2.

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– 2025: $162 million ($127 million after-tax), 2024: $379 million
($297 million after-tax).
3.

Includes net interest income (loss) (TEB) of $(1,326) million (2024 – $(653) million), and trading income (loss) of $4,824 million

(2024 – $3,435 million). Trading-related revenue (TEB) is a
non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “Financial

Results Overview” section and the Glossary of this document for additional information about this metric.
4

Includes gross loans relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps,

and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1

Capital.
REVIEW OF FINANCIAL PERFORMANCE
Wholesale Banking reported net income for

the year was $1,610 million, an increase of

$492 million, or 44%, compared with the prior

year, primarily reflecting
higher revenues and lower PCL, partially offset

by higher non-interest expenses and higher

income taxes. On an adjusted basis, net

income was $1,737 million, an
increase of $322

million, or 23%.

Revenue for the period was $8,392 million,

an increase of $1,106 million, or 15%,

compared with the prior year, primarily reflecting higher

trading-related
revenue, underwriting fees, including fees associated

with the sale of Schwab shares, and equity

commissions, partially offset by the net change in

fair value of
loan underwriting commitments.

PCL was $290 million, a decrease of $27

million compared with last year. PCL – impaired was $185

million, a decrease of $62 million, reflecting

a lower pace of
credit migration in the current year. PCL – performing was

$105 million, an increase of $35 million.

The current year performing provision reflects

credit impacts
from policy and trade uncertainty.

Reported non-interest expenses for the year

were $6,048 million, an increase of $472

million, or 8%, compared with the prior year, primarily reflecting higher
variable compensation, front office costs, spend

supporting business growth, including technology, volume-related expenses,

and the impact of foreign exchange
translation,

partially offset by lower acquisition and integration-related costs, and payments related to the U.S.

record keeping and trading regulatory matters
recorded last year. On an adjusted basis, non-interest expenses were $5,886 million, an increase of $689

million, or 13%.

Effective November 1, 2025 there will no
longer be any acquisition and integration-related

charges related to the Cowen acquisition

in Wholesale Banking
.
OPERATING ENVIRONMENT AND OUTLOOK
The operating environment has improved in

fiscal 2025 and the outlook for fiscal 2026

is constructive, although risks remain

driven by economic and trade
uncertainty as well as geopolitical and sustainability

considerations. These factors may impact

corporate and investor sentiment and

market conditions which make
Wholesale Banking results difficult to forecast. TD

Securities is confident in its increasingly

diversified and client-focused business

model and believes it is well
positioned for growth.
58

The Bank's expectations regarding acquisition and integration-related charges related to the acquisition of Cowen are based on forward-looking assumptions that have inherent risk and
uncertainties. Results may vary depending on factors both within and outside the Bank’s control. Refer to the “Risk Factors That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 35
BUSINESS SEGMENT ANALYSIS
Corporate
Corporate segment is comprised of service and control functions. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments.
TABLE 23: CORPORATE
(millions of Canadian dollars) 2025 2024
Net income (loss) – reported $ 6,881 $ (1,130)
Adjustments for items of note
Amortization of acquired intangibles 171 290
Acquisition and integration charges related to the Schwab

transaction
– 109
Share of restructuring and other charges from investment

in Schwab
– 49
Restructuring charges 686 566
Impact from the terminated FHN acquisition-related capital hedging strategy
205 242
Gain on sale of Schwab shares (8,975) (1,022)
Balance sheet restructuring 102 –
Indirect tax matters – 226
Civil matter provision – 274
Less: impact of income taxes on items of note (144) 396
Net income (loss) – adjusted 1 $ (786) $ (792)
Decomposition of items included in net (loss) –

adjusted
Net corporate expenses
2
$ (1,815) $ (1,246)
Other 1,029 454
Net income (loss) – adjusted 1 $ (786) $ (792)
Selected volumes
Average number of full-time equivalent staff
3
18,312 17,995
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2

For additional information about this metric, refer to the Glossary of this document.
3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Corporate segment includes expenses related

to service and control functions, the impact

of treasury and balance sheet management

activities, certain enterprise
level tax items, and intercompany items such

as elimination of TEB and the retailer program

partners’ share of the results of the

U.S. strategic cards portfolio.
Corporate segment’s reported net income for the

year was $6,881 million, compared with

a net loss of $1,130 million last year. The higher net income primarily reflects the gain on the Schwab sale transaction

and higher revenue from treasury and balance

sheet management activities, partially offset

by higher net
corporate expenses.

Net corporate expenses increased $569

million, primarily reflecting continued investments

in governance and controls. The adjusted

net loss
for the year was $786

million, compared with $792 million last

year.
2024 FINANCIAL RESULTS OVERVIEW
Summary of 2024 Performance
NET INCOME
Reported net income for the year was $8,842

million, a decrease of $1,792 million, or 17%,

compared with last year. The decrease primarily reflects

the impact of
the charges for the global resolution of the investigations

into the Bank’s U.S. BSA/AML program

in U.S. Retail, higher non-interest expenses,

including higher
governance and control investments, higher

insurance service expenses and higher

PCL, partially offset by higher revenues, the prior

year impact in the Corporate
segment of the Stanford litigation settlement,

the lower current period impact of the

terminated FHN acquisition-related capital

hedging strategy, and the current
year gain on sale of Schwab shares in the Corporate

segment. On an adjusted basis, net income

for the year was $14,277 million, a decrease of $718

million, or
5%, compared with last year. The reported ROE for the year

was 8.2%, compared with 9.9% last year. The adjusted

ROE for the year was 13.6%, compared with
14.2% last year.
Reported diluted EPS for the year was $4.72,

a decrease of 14%, compared with $5.52

last year. Adjusted diluted EPS for the year was $7.81,

a decrease of
1%, compared with $7.91 last year.
Reported revenue was $57,223 million, an

increase of $6,533 million, or 13%, compared

with last year. Adjusted revenue was $56,789 million, an

increase of
$4,752 million, or 9%, compared with last

year.
NET INTEREST INCOME
Reported net interest income for the year

was $30,472 million, an increase of $528

million, or 2%, compared with last year. The increase primarily reflects volume
growth and higher deposit margins in

Canadian Personal and Commercial Banking,

partially offset by lower net interest income in

Wholesale Banking. Adjusted
net interest income was $30,749 million, an

increase of $355 million, or 1%.
NON-INTEREST INCOME
Reported non-interest income for the year

was $26,751 million, an increase of $6,005

million, or 29%, compared with last year, primarily reflecting higher lending
revenue, trading-related revenue, underwriting

fees, and equity commissions in Wholesale

Banking, the prior period impact of the terminated

FHN acquisition-
related capital hedging strategy and the current

year gain on sale of Schwab shares in the

Corporate segment, higher insurance premiums,

the impact of
reinsurance recoveries for catastrophe

claims, and higher fee-based and transaction

revenue in Wealth Management and Insurance.

Adjusted non-interest income
was $26,040 million, an increase of $4,397

million, or 20%.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 36
PROVISION FOR CREDIT LOSSES
PCL for the year was $4,253 million,

an increase of $1,320 million compared

with last year. PCL – impaired was $3,877 million, an increase of $1,391 million,
reflecting credit migration in the non-retail and

consumer lending portfolios. PCL – performing

was $376 million, a decrease of $71 million.

The current year
performing provisions largely reflect current

credit conditions including credit migration, and

volume growth. Total PCL as an annualized percentage of credit volume was 0.46%.
INSURANCE SERVICE EXPENSES
Insurance service expenses for the year

were $6,647 million. This represents an increase

of $1,633 million, or 33%, compared with last

year, of which
$916 million, or 18%, was driven by estimated

losses from catastrophe claims. The remaining

increase reflects less favourable prior years’

claims development
and increased claims severity.
NON-INTEREST EXPENSES
Reported non-interest expenses for the year

were $35,493 million, an increase of $5,638

million, or 19%, compared with last year, primarily reflecting the impact of
charges for the global resolution of the investigations

into the Bank’s U.S. BSA/AML program in

U.S. Retail, investments in risk and control

infrastructure, higher
employee-related expenses, including TD

Cowen, the FDIC special assessment in

U.S. Retail, and higher technology spend

supporting business growth, partially
offset by the prior year impacts of the Stanford litigation

settlement and the payment related to

termination of the First Horizon transaction in

the Corporate
segment. On an adjusted basis, non-interest

expenses were $29,148 million, an increase

of $2,631 million, or 10%.
PROVISION FOR INCOME TAXES
Reported total income and other taxes decreased

by $42 million, or 0.8%, compared with

last year, reflecting a decrease in income

tax expense of $427 million, or
13.7%, partially offset by an increase in other

taxes of $385 million, or 19%.

Adjusted total income and other taxes

decreased by $102 million from last year, or
1.8%, reflecting a decrease in income tax expense

of $296 million, or 8.1%, and an increase

in other taxes of $194 million, or 9.6%.
The Bank’s reported effective income tax rate was

24.8% for 2024, compared with 24.2%

last year. The year-over-year increase primarily

reflects the tax impact
of the non-deductible charges for the global

resolution of the investigations into the Bank’s

U.S. BSA/AML program and

lower tax-exempt dividend income, partially
offset by the favourable tax impact associated

with the gain on sale of Schwab shares, while

the prior year tax rate was significantly impacted

by adjustments
associated with the implementation of the Canada

Recovery Dividend and the Canadian federal

tax rate increase as well as the terminated

First Horizon
transaction. For a reconciliation of the Bank’s

effective income tax rate with the Canadian

statutory income tax rate, refer to Note 24

of the 2024 Consolidated
Financial Statements.
The Bank reported its investment in Schwab

using the equity method of accounting. Schwab’s

tax expense (2024: $215 million; 2023: $279

million) was not part
of the Bank’s effective tax rate.
BALANCE SHEET
Total assets

were $2,062 billion as at October 31, 2024,

an increase of $107 billion, from October

31, 2023. The impact of foreign exchange

translation from the
depreciation in the Canadian dollar increased

total assets by $3 billion. The increase in

total assets reflects an increase in cash and

interest-bearing deposits with
banks of $71 billion, loans, net of allowances

for loan losses of $53 billion, trading loans,

securities, and other of $24 billion, financial

assets at fair value through
other comprehensive income of $24 billion,

securities purchased under reverse repurchase

agreements of $4 billion and financial

assets designated at fair value
through profit or loss of $1 billion. The increase

was partially offset by a decrease in debt securities

at amortized cost of $37 billion, other assets

of $23 billion,
derivative assets of $9 billion and non-trading

financial assets at fair value through profit or loss

of $1 billion.
Total liabilities

were $1,947 billion as at October 31, 2024,

an increase of $104 billion from October 31,

2023. The impact of foreign exchange translation

from the
depreciation in the Canadian dollar increased

total liabilities by $3 billion. The increase in

total liabilities reflects an increase in deposits

of $71 billion, obligations
related to securities sold under repurchase agreements

of $35 billion, financial liabilities designated

at fair value through profit or loss of $16

billion and
subordinated notes and debentures of $2 billion.

The increase was partially offset by a decrease in

other liabilities of $16 billion, derivative

liabilities of $3 billion
and trading deposits of $1 billion.
Equity

was $115 billion as at October 31, 2024, an increase of $3 billion from

October 31, 2023. The increase reflects gains

in accumulated other comprehensive
income, partially offset by lower retained earnings.

The increase in accumulated other comprehensive

income is primarily driven by gains on

cash flow hedges and
the Bank’s share of the other comprehensive

income from investment in Schwab.

The retained earnings decreased as the net

income for the year is more than
offset by the dividends paid and the premium on the

repurchase of common shares.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 37
GROUP FINANCIAL CONDITION

Balance Sheet Review
TABLE 24: SELECTED CONSOLIDATED

BALANCE SHEET ITEMS
(millions of Canadian dollars) As at
October 31, 2025 October 31, 2024
Assets
Cash and Interest-bearing deposits

with banks
$ 116,929 $ 176,367
Trading loans, securities, and other 220,136 175,770
Non-trading financial assets at fair value through

profit or loss
7,395 5,869
Derivatives 82,972 78,061
Financial assets designated at fair value through

profit or loss
6,986 6,417
Financial assets at fair value through other

comprehensive income
126,369 93,897
Debt securities at amortized cost, net of allowance

for credit losses
240,439 271,615
Securities purchased under reverse repurchase

agreements
247,078 208,217
Loans, net of allowance for loan losses 953,012 949,549
Investment in Schwab – 9,024
Other 93,242 86,965
Total assets $ 2,094,558 $ 2,061,751
Liabilities
Trading deposits $ 37,882 $ 30,412
Derivatives 79,356 68,368
Financial liabilities designated at fair value

through profit or loss
197,635 207,914
Deposits 1,267,104 1,268,680
Obligations related to securities sold

under repurchase agreements
221,150 201,900
Subordinated notes and debentures 10,733 11,473
Other 152,871 157,844
Total liabilities 1,966,731 1,946,591
Total equity 127,827 115,160
Total liabilities and equity $ 2,094,558 $ 2,061,751
Total assets

were $2,095 billion as at October 31, 2025,

an increase of $33 billion, from October

31, 2024. The impact of foreign exchange

translation from the
depreciation in the Canadian dollar increased

total assets by $8 billion.
The increase in total assets reflects an increase

in trading loans, securities, and other of

$44 billion, securities purchased under reverse

repurchase agreements of
$39 billion, financial assets at fair value through

other comprehensive income of $32 billion,

other assets of $6 billion, derivative assets of

$5 billion, loans, net of
allowances for loan losses of $3 billion, non-trading

financial assets at fair value through profit

or loss of $2 billion, and financial assets

designated at fair value
through profit or loss of $1 billion. The increase

was partially offset by a decrease in cash and interest-bearing deposits with banks of $59 billion, debt securities

at
amortized cost of $31 billion, and investment

in Schwab of $9 billion.
Cash and interest-bearing deposits with

banks
decreased $59 billion primarily reflecting

cash management activities and the reduction

of excess liquidity in
relation to the U.S. balance sheet restructuring

activities, partially offset by proceeds from

the sale of Schwab.
Trading loans, securities, and other
increased $44 billion primarily in commodities

held-for-trading, equity securities, and

securitized mortgages.
Non-trading financial assets at fair

value through profit or loss
increased $2 billion primarily reflecting

new investments.
Derivative

assets increased $5 billion primarily reflecting

changes in mark-to-market values of equity

and commodity contracts.
Financial assets designated at fair value

through profit or loss
increased $1 billion primarily reflecting purchases,

partially offset by maturities and sales.
Financial assets at fair value through other

comprehensive income
increased $32 billion primarily reflecting new

investments primarily in government
securities and asset-backed securities, partially

offset by maturities and sales.
Debt securities at amortized cost, net

of allowance for credit losses
decreased $31 billion primarily reflecting

maturities and sales as a result of the U.S.
balance sheet restructuring activities, partially

offset by new investments and the impact of

foreign exchange translation.
Securities purchased under reverse repurchase

agreements
increased $39 billion primarily reflecting

an increase in volume.
Loans, net of allowance for loan losses
increased $3 billion primarily reflecting

volume growth in consumer instalment and

other personal loans and the impact
of foreign exchange translation, partially offset

by the impact of deconsolidation of

U.S. asset-backed commercial paper (ABCP)

conduits, sale of U.S. residential
mortgage loans (correspondent lending loans)

in relation to the U.S. balance sheet restructuring

activities and other volume reductions in

residential mortgages.
Investment in Schwab
decreased by $9 billion, which reflects

the sale of the Bank’s entire remaining equity

investment in Schwab on February 12, 2025.
Other assets
increased $6 billion primarily reflecting increase

in amounts receivable from brokers,

dealers and clients due to higher volumes

of pending trades.
Total liabilities

were $1,967 billion as at October 31, 2025,

an increase of $20 billion from October

31, 2024. The impact of foreign exchange

translation from the
depreciation in the Canadian dollar increased

total liabilities by $8 billion.
The increase in total liabilities reflects an

increase in obligations related to securities

sold under repurchase agreements of $19 billion,

derivative liabilities of
$11 billion, and trading deposits of $7 billion. The increase was partially offset by a decrease in financial liabilities designated

at fair value through profit or loss of
$10 billion, other liabilities of $5 billion, deposits

of $1 billion and subordinated notes and debentures

of $1 billion.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 38
Trading deposits
increased $7 billion primarily reflecting

new issuances, partially offset by maturities.
Derivative liabilities
increased $11 billion primarily reflecting changes in mark-to-market values of equity and commodity contracts.
Financial liabilities designated at fair value

through profit or loss

decreased $10 billion primarily reflecting

maturities, partially offset by new issuances and

the
impact of foreign exchange translation.
Deposits
decreased $1 billion primarily reflecting lower

volume in bank deposits, including higher

payments on advances to Federal Home

Loan Bank (FHLB),
partially offset by higher volumes in business and

government and personal deposits, and

the impact of foreign exchange translation.
Obligations related to securities sold

under repurchase agreements
increased $19 billion primarily reflecting

an increase in volume and the impact

of foreign
exchange translation.
Subordinated notes and debentures

decreased $1 billion reflecting redemptions,

partially offset by new issuances.
Other

liabilities decreased $5 billion primarily

reflecting the impact of deconsolidation

of U.S. ABCP conduits, decrease in provisions

for investigations related to
the Bank’s U.S. BSA/AML program due

to payments, partially offset by increase in volume

in securitization liabilities and obligations

related to securities sold short.
Equity
was $128 billion as at October 31, 2025, an increase

of $13 billion from October 31, 2024.

The increase primarily reflects an increase in retained

earnings
and gains in accumulated other comprehensive

income. The retained earnings increased

as a result of higher net income primarily

driven by the sale of investment
in Schwab, partially offset by the dividends paid and

the premium on the repurchase of common

shares. The increase in accumulated other

comprehensive
income is primarily driven by gains on

cash flow hedges and the Bank’s share of the other

comprehensive income from investment in Schwab.
GROUP FINANCIAL CONDITION
Credit Portfolio Quality
AT A GLANCE OVERVIEW
●
Loans, net of allowance for loan losses

were $953 billion, an increase of $4

billion compared with last year.

●
Impaired loans net of Stage 3 allowances

were $3,832 million, an increase of $425

million compared with last year.
●
Provision for credit losses was $4,506

million, compared with $4,253 million

last year.

●
Total allowance for credit losses including off-balance sheet positions increased by $604 million to $9,745

million.
LOAN PORTFOLIO
The Bank increased its loans net of allowance

for loan losses by $4 billion compared to

the prior year, primarily reflecting volume growth in the real estate secured
lending and Canadian commercial portfolios,

partially offset by lower loans in the U.S. Retail

segment reflecting the impact of balance sheet

restructuring activities
and foreign exchange.
While the majority of the Bank’s credit risk exposure

is related to loans, the Bank also engaged

in activities that have off-balance sheet credit risk.

These include
credit instruments and derivative financial instruments,

as explained in Note 29 of the 2025

Consolidated Financial Statements.
CONCENTRATION OF CREDIT RISK
The Bank’s loan portfolio continued to be concentrated

in Canadian and U.S. consumer lending,

comprised of residential mortgages, consumer

instalment and
other personal loans, and credit card loans, representing

64% of total loans net of Stage 3 allowances,

compared with 63% in the prior year. During the year, these
portfolios increased by $15 billion, or 3%, and

totaled $615 billion at year end. Residential

mortgages represented 33% of total loans

net of Stage 3 allowances in
2025, compared with 35% in the prior year. Consumer instalment and other personal loans, and credit

card loans were 31% of total loans net of Stage

3
allowances in 2025, compared with 28%

in the prior year.
The Bank’s business and government loan portfolio

was 36% of total loans net of Stage 3 allowances,

compared with 37% in the prior year. The largest
business and government sector concentrations

in Canada were the Real estate and

Financial sectors, which comprised 6% and

2% of net loans, respectively.
Real estate and Financial sectors were

the largest U.S. sector concentrations in

2025, representing 4% and 3% of net loans,

respectively.
Geographically, the credit portfolio remained concentrated in

Canada. In 2025, the percentage of loans

net of Stage 3 allowances held in Canada

was 69%,
compared with 66% in the prior year. The largest Canadian

regional exposure was in Ontario, which

represented 41% of total loans net of Stage

3 allowances for
2025, compared with 39% in the prior year.
The remaining credit portfolio was predominantly

in the U.S., which represented 30% of loans

net of Stage 3 allowances, compared

with 33% in the prior year.
Exposures to other geographic regions were

relatively small. The largest U.S. regional

exposures were in New York and New England which represented 6%

and
4% of total loans net of Stage 3 allowances,

respectively, compared with 6% and 5%, respectively, in the prior year.
Under IFRS 9, Financial Instruments

(IFRS 9), the Bank calculates allowances

for expected credit losses (ECLs) on debt

securities at amortized cost (DSAC)
and debt securities at fair value through

other comprehensive income (FVOCI). The

Bank has $363 billion in such debt securities

of which $363 billion are
performing securities (Stage 1 and 2) and none

are impaired.

The allowance for credit losses on DSAC and

debt securities at FVOCI was $2 million

and $2 million,
respectively.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 39
TABLE 25: LOANS, NET OF STAGE 3 ALLOWANCE FOR LOAN

LOSSES BY INDUSTRY SECTOR
1,2
(millions of Canadian dollars, except as noted) As at Percentage of total
October 31 October 31 October 31 October 31
2025 2024 2025 2024
Stage 3
allowances for
Gross loan losses Net Net
loans impaired loans loans
Canada
Residential mortgages $ 267,469 $ 45 $ 267,424 $ 273,041 28.0% 28.6%
Consumer instalment and other personal
HELOC 3 147,927 37 147,890 123,005 15.6 12.9
Indirect Auto 32,094 100 31,994 29,739 3.3 3.1
Other 21,032 51 20,981 19,837 2.2 2.1
Credit card 21,867 106 21,761 20,420 2.0 2.0
Total personal 490,389 339 490,050 466,042 51.1 48.7
Real estate
Residential

28,802 1 28,801 27,867 3.0 2.9
Non-residential

27,781 11 27,770 25,937 2.9 2.7
Total real estate 56,583 12 56,571 53,804 5.9 5.6
Agriculture 12,770 6 12,764 11,211 1.3 1.2
Automotive 11,307 46 11,261 10,305 1.2 1.1
Financial 23,234 6 23,228 20,197 2.4 2.1
Food, beverage, and tobacco 3,429 13 3,416 3,291 0.4 0.3
Forestry 817 22 795 850 0.1 0.1
Government, public sector entities, and education 4,460 7 4,453 3,569 0.5 0.4
Health and social services 10,606 43 10,563 9,864 1.1 1.0
Industrial construction and trade contractors 6,120 27 6,093 6,164 0.6 0.6
Metals and mining 2,485 18 2,467 2,921 0.3 0.3
Oil and gas 2,605 4 2,601 2,254 0.3 0.2
Power and utilities 4,959 – 4,959 8,526 0.5 0.9
Professional and other services 5,649 30 5,619 5,690 0.6 0.6
Retail sector 5,225 61 5,164 4,954 0.5 0.5
Sundry manufacturing and wholesale 4,509 130 4,379 4,611 0.5 0.5
Telecommunications, cable, and media 1,558 6 1,552 5,319 0.2 0.6
Transportation 4,180 21 4,159 4,074 0.4 0.4
Other

6,962 17 6,945 5,799 0.7 0.6
Total business and government 167,458 469 166,989 163,403 17.5 17.0
Total Canada 657,847 808 657,039 629,445 68.6 65.7
United States
Residential mortgages 47,594 35 47,559 58,548 5.0 6.1
Consumer instalment and other personal
HELOC
3
12,481 22 12,459 11,503 1.3 1.3
Indirect Auto 44,225 58 44,167 42,923 4.6 4.5
Other 1,231 6 1,225 1,094 0.1 0.1
Credit card 19,789 354 19,435 19,835 2.0 2.1
Total personal 125,320 475 124,845 133,903 13.0 14.1
Real estate
Residential

14,627 10 14,617 13,717 1.5 1.4
Non-residential

27,843 33 27,810 28,127 2.8 2.9
Total real estate 42,470 43 42,427 41,844 4.3 4.3
Agriculture 976 – 976 1,182 0.1 0.1
Automotive 3,593 11 3,582 13,119 0.4 1.4
Financial 27,414 – 27,414 25,418 2.9 2.7
Food, beverage, and tobacco 4,561 – 4,561 4,583 0.5 0.5
Forestry 661 16 645 573 0.1 0.1
Government, public sector entities, and education 18,050 1 18,049 17,390 1.8 1.8
Health and social services 14,574 5 14,569 15,246 1.5 1.6
Industrial construction and trade contractors 3,016 9 3,007 2,551 0.3 0.3
Metals and mining 2,072 1 2,071 1,906 0.2 0.2
Oil and gas 767 5 762 1,581 0.1 0.2
Power and utilities 7,007 70 6,937 6,355 0.7 0.7
Professional and other services 16,708 33 16,675 18,410 1.7 1.9
Retail sector 6,569 8 6,561 6,191 0.7 0.6
Sundry manufacturing and wholesale 8,499 4 8,495 9,690 0.9 1.0
Telecommunications, cable, and media 4,712 67 4,645 7,703 0.5 0.8
Transportation 3,372 21 3,351 5,045 0.3 0.5
Other

2,048 11 2,037 4,098 0.2 0.4
Total business and government 167,069 305 166,764 182,885 17.2 19.1
Total United States 292,389 780 291,609 316,788 30.2 33.2
International
Personal 49 – 49 25 – –
Business and government 11,704 – 11,704 10,073 1.2 1.1
Total international 11,753 – 11,753 10,098 1.2 1.1
Total $ 961,989 $ 1,588 $ 960,401 $ 956,331 100.0% 100.0%
Stage 1 and Stage 2 allowance for loan losses – performing
Personal, business and government 7,101 6,552
Total, net of allowance $ 953,300 $ 949,779
Percentage change over previous year – loans, net of Stage 3 allowance for loan losses (impaired) 0.4% 3.9%
Percentage change over previous year – loans, net of allowance 0.4 3.9
1

Primarily based on the geographic location of the customer’s address.
2

Includes loans that are measured at FVOCI.
3

Home equity line of credit.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 40
TABLE 26: LOANS, NET OF STAGE 3 ALLOWANCE FOR LOAN

LOSSES BY GEOGRAPHY
1,2
(millions of Canadian dollars, except

as noted)

As at Percentage of total
October 31 October 31 October 31 October 31
2025 2024 2025 2024
Stage 3
allowances for
loan losses
Gross loans impaired Net loans Net loans
Canada
Atlantic provinces $ 15,236 $ 15 $ 15,221 $ 14,482 1.6% 1.5%
British Columbia
3
107,010 61 106,949 103,044 11.1 10.8
Ontario
3
396,616 598 396,018 374,859 41.3 39.2
Prairies
3
85,597 73 85,524 84,681 8.9 8.8
Québec 53,388 61 53,327 52,379 5.6 5.5
Total Canada 657,847 808 657,039 629,445 68.5 65.8
United States
Carolinas (North and South) 17,460 27 17,433 17,922 1.8 1.9
Florida 29,127 56 29,071 27,792 3.0 2.9
New England
4
41,491 56 41,435 49,054 4.3 5.1
New Jersey 26,396 56 26,340 27,763 2.7 2.9
New York

59,260 154 59,106 59,327 6.2 6.2
Pennsylvania 16,667 22 16,645 17,495 1.7 1.8
Other
5
101,988 409 101,579 117,435 10.6 12.3
Total United States 292,389 780 291,609 316,788 30.3 33.1
International
Europe 6,070 – 6,070 5,441 0.6 0.6
Other

5,683 – 5,683 4,657 0.6 0.5
Total international 11,753 – 11,753 10,098 1.2 1.1
Total excluding other loans 961,989 1,588 960,401 956,331 100.0 100.0
Total

$ 961,989 $ 1,588 $ 960,401 $ 956,331 100.0% 100.0%
Stage 1 and Stage 2 allowances 7,101 6,552
Total, net of allowance $ 953,300 $ 949,779
Percentage change over previous year – loans,
net of Stage 3 allowances for loan losses (impaired) 2025 2024
Canada 4.4% 4.4%
United States (7.9) 3.3
International 16.4 0.5
Other loans – (100.0)
Total 0.4% 3.9%
1
Primarily based on the geographic location of the customer’s address.
2

Includes loans that are measured at FVOCI.
3

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories

is included in the Prairies region.
4

The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
5

Includes loans attributable to other states/regions including those outside TD’s core U.S. geographic footprint.
REAL ESTATE SECURED LENDING
Retail real estate secured lending includes

mortgages and lines of credit to North American

consumers to satisfy financing needs including

home purchases and
refinancing. While the Bank retains first lien

on the majority of properties held as security, there is a small portion of loans with second liens, but

most of these are
behind a TD mortgage or home equity line of

credit that is in first position. In Canada,

credit policies are designed so that the

combined exposure of all uninsured
facilities on one property does not exceed 80%

of the collateral value at origination. Lending

at a higher loan-to-value ratio is permitted

by legislation but requires
default insurance. This insurance is contractual

coverage for the life of eligible facilities and

protects the Bank’s real estate secured lending

portfolio against
potential losses caused by borrowers’ default.

The Bank may also purchase default insurance

on lower loan-to-value ratio loans. The insurance

is provided by
either government-backed entities or approved

private mortgage insurers. In the

U.S., for residential mortgage originations,

mortgage insurance is usually obtained
from either government-backed entities

or approved private mortgage insurers

when the loan-to-value exceeds 80% of

the collateral value at origination.
The Bank regularly performs stress tests

on its real estate lending portfolio as part

of its overall stress testing program. This is

done with a view to determine the
extent to which the portfolio would be vulnerable

to a severe downturn in economic conditions.

The effect of severe changes in house prices,

interest rates, and
unemployment levels are among the factors

considered when assessing the impact

on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical

regions, are examined during the exercise

to determine whether specific vulnerabilities exist.
TABLE 27: CANADIAN REAL ESTATE

SECURED LENDING
1,2
(millions of Canadian dollars) As at
Amortizing Non-amortizing Total
Residential Home equity Total amortizing real Home equity
Mortgages lines of credit estate secured lending lines of credit
October 31, 2025
Total $ 267,469 $ 110,829 $ 378,298 $ 37,098 $ 415,396
October 31, 2024
Total $ 273,069 $ 89,369 $ 362,438 $ 33,667 $ 396,105
1
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Amortizing includes loans where the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at October 31, 2025

and October 31, 2024,
respectively.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 41
TABLE 28: REAL ESTATE SECURED

LENDING
1,2
(millions of Canadian dollars, except as noted) As at
Residential mortgages Home equity lines of credit Total
Insured 3 Uninsured Insured 3 Uninsured Insured 3 Uninsured
October 31, 2025
Canada

Atlantic provinces $ 2,377 0.9% $ 5,038 1.9% $ 139 0.1% $ 2,833 1.9% $ 2,516 0.6% $ 7,871 1.9%
British Columbia 4 7,849 2.9 47,101 17.6 708 0.5 28,551 19.3 8,557 2.1 75,652 18.2
Ontario 4 21,505 8.1 124,702 46.6 2,412 1.6 80,826 54.7 23,917 5.7 205,528 49.5
Prairies 4 16,350 6.1 22,746 8.5 1,320 0.9 15,738 10.6 17,670 4.3 38,484 9.3
Québec 5,933 2.2 13,868 5.2 433 0.3 14,967 10.1 6,366 1.5 28,835 6.9
Total Canada 54,014 20.2% 213,455 79.8% 5,012 3.4% 142,915 96.6% 59,026 14.2% 356,370 85.8%
United States 1,544 46,050 – 12,481 1,544 58,531
Total $ 55,558 $ 259,505 $ 5,012 $ 155,396 $ 60,570 $ 414,901
October 31, 2024
Canada

Atlantic provinces $ 2,445 0.9% $ 4,753 1.7% $ 158 0.1% $ 2,207 1.8% $ 2,603 0.7% $ 6,960 1.8%
British Columbia 4 8,311 3.0 48,362 17.7 804 0.7 22,840 18.6 9,115 2.3 71,202 18.0
Ontario 4 21,943 8.1 126,294 46.3 2,734 2.2 67,567 54.9 24,677 6.2 193,861 48.9
Prairies 4 17,685 6.5 22,120 8.1 1,499 1.2 12,459 10.1 19,184 4.8 34,579 8.7
Québec 6,616 2.4 14,540 5.3 509 0.4 12,259 10.0 7,125 1.8 26,799 6.8
Total Canada 57,000 20.9% 216,069 79.1% 5,704 4.6% 117,332 95.4% 62,704 15.8% 333,401 84.2%
United States 1,517 57,063 – 11,525 1,517 68,588
Total $ 58,517 $ 273,132 $ 5,704 $ 128,857 $ 64,221 $ 401,989
1
Geographic location is based on the address of the property mortgaged.
2
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4
The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
The following table provides a summary

of the period over which the Bank’s residential

mortgages would be fully repaid based on the amount

of the most recent
payment received. All figures are calculated

based on current customer payment amounts,

including voluntary payments larger

than the original contractual
amounts and/or other voluntary prepayments.

The most recent customer payment amount

may exceed the original contractual amount

due.
Balances with a remaining amortization longer

than 30 years primarily reflect Canadian

variable rate mortgages where prior interest rate

increases relative to
current customer payment levels have resulted

in a longer current amortization period.

At renewal, the amortization period for

Canadian mortgages reverts to the
remaining contractual amortization, which

may require increased payments.

TABLE 29: RESIDENTIAL MORTGAGES

BY REMAINING AMORTIZATION
1,2,3
As at
<=5 >5 – 10 >10 – 15 >15 – 20 >20 – 25 >25 – 30 >30 – 35 >35
years years years years years years years years Total
October 31, 2025
Canada

0.8% 2.9% 8.3% 20.0% 31.9% 30.2% 1.2% 4.7% 100.0%
United States 2.6 1.6 3.5 9.0 24.1 57.8 0.8 0.6 100.0
Total 1.1% 2.7% 7.5% 18.3% 30.8% 34.5% 1.1% 4.0% 100.0%
October 31, 2024
Canada

0.8% 2.7% 6.4% 16.8% 33.3% 28.9% 2.4% 8.7% 100.0%
United States 2.3 1.3 3.4 7.6 14.2 70.2 0.5 0.5 100.0
Total 1.0% 2.5% 5.9% 15.1% 29.9% 36.2% 2.1% 7.3% 100.0%
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Percentage based on outstanding balance.
3

A de minimis portion of the mortgage portfolio in Canada (October 31, 2024: $15.6 billion or 6%) relates to mortgages in which the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at October 31, 2025 and October 31, 2024, respectively.
TABLE 30: UNINSURED AVERAGE

LOAN-TO-VALUE – Newly Originated and Newly

Acquired
1,2,3
For the 12 months ended
October 31, 2025 October 31, 2024
Residential Home equity Residential Home equity
mortgages lines of credit 4,5 Total mortgages lines of credit 4,5 Total
Canada

Atlantic provinces 69% 69% 69% 69% 67% 68%
British Columbia 6 66 65 66 66 61 64
Ontario 6 68 66 67 67 61 64
Prairies 6 73 72 72 73 69 71
Québec 69 70 70 69 68 69
Total Canada 68 67 68 68 63 66
United States 70 59 66 73 61 68
Total 69% 67% 67% 69% 63% 66%
1
Geographic location is based on the address of the property mortgaged.
2
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3 Based on house price at origination.
4
HELOC loan-to-value includes first position collateral mortgage if applicable.
5 HELOC fixed rate advantage option is included in loan-to-value calculation.
6
The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 42
SOVEREIGN RISK
The following table provides a summary

of the Bank’s direct credit exposures outside

of Canada and the U.S. (Europe excludes

United Kingdom).

TABLE 31: TOTAL NET EXPOSURE BY

REGION AND COUNTERPARTY
(millions of Canadian dollars)
As at

Loans and commitments
1
Derivatives, repos, and securities lending
2
Trading and investment portfolio
3
Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Exposure
4
October 31, 2025
Region
Europe $ 8,895 $ 8 $ 5,019 $ 13,922 $ 5,331 $ 1,359 $ 9,647 $ 16,337 $ 1,116 $ 25,876 $ 1,982 $ 28,974 $ 59,233
United Kingdom 6,731 2,577 2,483 11,791 3,199 1,537 12,237 16,973 270 176 661 1,107 29,871
Asia 182 23 2,527 2,732 241 538 3,795 4,574 138 8,346 1,829 10,313 17,619
Other 5 227 – 690 917 705 410 2,353 3,468 110 216 1,967 2,293 6,678
Total $ 16,035 $ 2,608 $ 10,719 $ 29,362 $ 9,476 $ 3,844 $ 28,032 $ 41,352 $ 1,634 $ 34,614 $ 6,439 $ 42,687 $ 113,401
October 31, 2024
Region
Europe $ 8,490 $ 8 $ 5,050 $ 13,548 $ 4,847 $ 2,117 $ 8,145 $ 15,109 $ 1,157 $ 24,124 $ 2,660 $ 27,941 $ 56,598
United Kingdom 8,462 3,124 2,661 14,247 3,490 1,172 13,536 18,198 866 1,691 1,104 3,661 36,106
Asia 241 30 2,412 2,683 519 533 2,739 3,791 290 10,486 893 11,669 18,143
Other 5 209 – 598 807 370 416 2,481 3,267 218 1,012 3,187 4,417 8,491
Total $ 17,402 $ 3,162 $ 10,721 $ 31,285 $ 9,226 $ 4,238 $ 26,901 $ 40,365 $ 2,531 $ 37,313 $ 7,844 $ 47,688 $ 119,338
1

Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2

Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives
Association master netting agreement.
3

Trading exposures are net of eligible short positions.

4

In addition to the exposures identified above, the Bank also has $30.3 billion (October 31, 2024 – $35.5 billion)

of exposure to supranational entities.
5

Other regional exposure largely attributable to Australia.
IMPAIRED LOANS
A loan is considered impaired and migrates

to Stage 3 when it is 90 days or more past due

for retail exposures, rated borrower

risk rating (BRR) 9 for non-retail
exposures, or when there is objective evidence

that there has been a deterioration of credit

quality to the extent that the Bank no longer has

reasonable assurance
as to the timely collection of the full amount

of principal and interest. Gross impaired loans

increased $471 million, or 10%, compared

with the prior year.
In Canada, impaired loans net of Stage 3 allowances

increased by $38 million, or 3% in 2025.

Residential mortgages, consumer instalment

and other personal
loans, and credit cards, had net impaired

loans of $649 million, an increase of $137

million, or 27%, compared with the prior year, reflecting credit migration.
Business and government impaired loans net

of Stage 3 allowances were $523 million,

a decrease of $99 million, compared with $622

million in the prior year,
reflecting a decrease in the Canadian Commercial

lending portfolio as resolutions outpaced

new formations.

In the U.S., impaired loans net of Stage 3

allowances increased by $409 million, or

18% in 2025. Residential mortgages,

consumer instalment and other
personal loans, and credit cards, had net

impaired loans of $1,157 million, an increase

of $39 million, or 3%, compared

with the prior year, reflecting credit
migration. Business and government net impaired

loans were $1,500 million, an increase

of $370 million, compared with $1,130

million in the prior year, reflecting
an increase in the Wholesale Banking and

U.S. Commercial lending portfolios as new

formations outpaced resolutions, and

the impact of foreign exchange.
Geographically, 31% of total net impaired loans were located in

Canada and 69% in the U.S. The largest

regional concentration of net impaired loans in

Canada
was in Ontario, representing 22% of total

net impaired loans, compared with 24%

in the prior year. The largest regional concentration of net impaired loans in the
U.S. was in New York, representing 30% of total net impaired loans,

compared with 23% in the prior year.
TABLE 32: CHANGES IN GROSS IMPAIRED

LOANS
1
(millions of Canadian dollars) 2025 2024
Personal, Business and Government Loans
Impaired loans as at beginning of period $ 4,949 $ 3,299
Classified as impaired during the period 9,073 8,655
Transferred to performing during the period (1,438) (1,094)
Net repayments (2,388) (1,801)
Disposals of loans (65) (158)
Amounts written off (4,725) (3,984)
Exchange and other movements 14 32
Impaired loans as at end of year $ 5,420 $ 4,949
1

Includes loans that are measured at FVOCI.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 43
TABLE 33: IMPAIRED LOANS NET OF

STAGE 3 ALLOWANCE FOR

LOAN LOSSES BY INDUSTRY

SECTOR
1,2,3
(millions of Canadian dollars, except as noted) As at Percentage of total
Oct. 31 Oct. 31 Oct. 31 Oct. 31
2025 2024 2025 2024
Stage 3
Gross allowances for Net Net
impaired loan losses impaired impaired
loans impaired loans loans
Canada
Residential mortgages $ 410 $ 45 $ 365 $ 247 9.5% 7.2%
Consumer instalment and other
personal
HELOC 206 37 169 154 4.4 4.5
Indirect auto 128 100 28 34 0.8 1.0
Other 74 51 23 24 0.6 0.7
Credit card
4
170 106 64 53 1.7 1.6
Total personal 988 339 649 512 17.0 15.0
Real estate
Residential

5 1 4 46 0.1 1.4
Non-residential

60 11 49 75 1.3 2.2
Total real estate 65 12 53 121 1.4 3.6
Agriculture 31 6 25 49 0.7 1.5
Automotive 128 46 82 76 2.1 2.2
Financial 7 6 1 11 – 0.3
Food, beverage, and tobacco 20 13 7 30 0.2 0.9
Forestry 39 22 17 7 0.4 0.2
Government, public sector entities,
and education 11 7 4 4 0.1 0.1
Health and social services 83 43 40 80 1.0 2.4
Industrial construction and trade
contractors 56 27 29 27 0.8 0.8
Metals and mining 58 18 40 8 1.0 0.2
Oil and gas 4 4 – – – –
Power and utilities – – – – – –
Professional and other services 58 30 28 31 0.8 0.9
Retail sector 124 61 63 78 1.6 2.3
Sundry manufacturing and wholesale 206 130 76 63 2.0 1.8
Telecommunications, cable, and
media 7 6 1 4 – 0.1
Transportation 49 21 28 20 0.7 0.6
Other

46 17 29 13 0.8 0.4
Total business and government 992 469 523 622 13.6 18.3
Total Canada 1,980 808 1,172 1,134 30.6 33.3
United States
Residential mortgages 568 35 533 458 13.9 13.5
Consumer instalment and other
personal
HELOC 302 22 280 260 7.3 7.6
Indirect auto 349 58 291 251 7.6 7.4
Other 15 6 9 5 0.2 0.1
Credit card
5
398 354 44 144 1.1 4.2
Total personal 1,632 475 1,157 1,118 30.1 32.8
Real estate
Residential

178 10 168 191 4.4 5.6
Non-residential

574 33 541 384 14.1 11.3
Total real estate 752 43 709 575 18.5 16.9
Agriculture 2 – 2 2 0.1 0.1
Automotive 18 11 7 4 0.2 0.1
Financial 1 – 1 1 – –
Food, beverage, and tobacco 10 – 10 10 0.3 0.3
Forestry 28 16 12 – 0.3 –
Government, public sector entities,
and education 50 1 49 47 1.3 1.4
Health and social services 47 5 42 49 1.1 1.4
Industrial construction and trade
contractors 40 9 31 34 0.8 1.0
Metals and mining 6 1 5 2 0.1 0.1
Oil and gas 5 5 – – – –
Power and utilities 98 70 28 31 0.7 0.9
Professional and other services 191 33 158 141 4.1 4.1
Retail sector 65 8 57 46 1.5 1.3
Sundry manufacturing and wholesale 50 4 46 42 1.2 1.2
Telecommunications, cable, and
media 350 67 283 105 7.4 3.1
Transportation 64 21 43 12 1.1 0.4
Other

28 11 17 29 0.5 0.9
Total business and government 1,805 305 1,500 1,130 39.2 33.2
Total United States 3,437 780 2,657 2,248 69.3 66.0
International 3 – 3 25 0.1 0.7
Total $ 5,420 $ 1,588 $ 3,832 $ 3,407 100.0% 100.0%
Net impaired loans as a % of common equity 3.30% 3.27%
1
Primarily based on the geographic location of the customer’s address.
2

Includes loans that are measured at FVOCI.
3

Excludes, debt securities classified as loans under IAS 39
, Financial Instruments: Recognition and Measurement

and DSAC and debt securities at FVOCI under IFRS 9.
4

Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 44
TABLE 34: IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY 1,2,3
(millions of Canadian dollars, except as noted) As at

Percentage of total
October 31 October 31 October 31 October 31
2025 2024 2025 2024
Stage 3
Gross allowances for Net Net
impaired loan losses impaired impaired
loans impaired loans loans
Canada
Atlantic provinces $ 38 $ 15 $ 23 $ 21 0.6% 0.6%
British Columbia 4 193 61 132 130 3.5 3.8
Ontario 4 1,421 598 823 801 21.5 23.5
Prairies 4 186 73 113 136 2.9 4.0
Québec 142 61 81 46 2.1 1.4
Total Canada 1,980 808 1,172 1,134 30.6 33.3
United States
Carolinas (North and South) 131 27 104 101 2.7 3.0
Florida 271 56 215 242 5.6 7.1
New England 5 329 56 273 232 7.1 6.8
New Jersey 320 56 264 260 6.9 7.6
New York

1,285 154 1,131 770 29.5 22.6
Pennsylvania 133 22 111 123 2.9 3.6
Other 968 409 559 520 14.6 15.3
Total United States 3,437 780 2,657 2,248 69.3 66.0
Total International 3 – 3 25 0.1 0.7
Total $ 5,420 $ 1,588 $ 3,832 $ 3,407 100.0% 100.0%
Net impaired loans as a % of net loans 0.40% 0.36%
1

Primarily based on the geographic location of the customer’s address.
2

Includes loans that are measured at FVOCI.

3
Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
4

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
5

The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses including

off-balance sheet positions of $9,745 million as

at October 31, 2025, was comprised of Stage

3 allowance for impaired
loans of $1,604 million, Stage 2 allowance of

$4,928 million, and Stage 1 allowance

of $3,209 million, and allowance for debt

securities of $4 million. The Stage 1
and 2 allowances are for performing loans and

off-balance sheet instruments.
Stage 3 allowances (impaired)
The Stage 3 allowance for loan losses increased

$51 million, or 3%, compared with last

year, largely reflected in the consumer lending portfolios, and the impact of
foreign exchange.
Stage 1 and Stage 2 allowances (performing)
As at October 31, 2025, the performing allowance

was $8,137 million, up from $7,584 million as at

October 31, 2024. The increase this year largely

reflected credit
impacts from policy and trade uncertainty,

credit conditions, including credit migration,

and the impact of foreign exchange. The performing

allowance for debt
securities is flat compared with last year.
Forward-looking information, including

macroeconomic variables deemed to be

predictive of ECLs based on the Bank’s experience,

is used to determine ECL
scenarios and associated probability weights

to determine the probability-weighted ECLs.

Each quarter, all base forecast macroeconomic variables

are refreshed,
resulting in new upside and downside

macroeconomic scenarios. The probability

weightings assigned to each ECL scenario

are also reviewed each quarter and
updated as required, as part of the Bank’s ECL governance

process. As a result of periodic reviews

and quarterly updates, the allowance

for credit losses may be
revised to reflect updates in loss estimates

based on the Bank’s recent loss experience and

its forward-looking views. The Bank

periodically reviews the
methodology and has performed certain additional

quantitative and qualitative portfolio and

loan level assessments of significant increase

in credit risk. Refer to
Note 3 of the Bank’s 2025 Consolidated Financial

Statements for further details on forward-looking

information.

The probability-weighted allowance for

credit losses reflects the Bank’s forward-looking

views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management

continues to exercise expert credit judgment

in determining the amount of ECLs, including

for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future periods as additional

information becomes
available. Refer to Note 3 of the Bank’s 2025

Consolidated Financial Statements for additional

detail.
PROVISION FOR CREDIT

LOSSES
The PCL is the amount charged to income

to bring the total allowance for credit

losses, including both Stage 1 and 2 allowances

(performing) and Stage 3
allowance (impaired), to a level that management

considers adequate to absorb expected and

incurred credit-related losses in

the Bank’s loan portfolio. Provisions
are reduced by any recoveries in the year.
In Canada, PCL – impaired related to residential

mortgages, consumer instalment and other personal

loans, and credit card loans was $1,353

million, an
increase of $195 million, or 17%, compared

to 2024 reflecting credit migration. PCL –

impaired related to business and government

loans was $344 million, a
decrease of $101 million, compared to $445

million in the prior year, reflecting lower impairments.
In the U.S., PCL – impaired related to residential

mortgages, consumer instalment and other personal

loans, and credit card loans was $1,698

million, a
decrease of $14 million, or 1%, compared to

2024. PCL – impaired related to business

and government loans was $597 million,

an increase of $140 million,
compared to $457 million in the prior year, largely reflecting credit migration and the impact of foreign exchange.
Geographically, the largest regional concentration of PCL – impaired in Canada was in Ontario, consistent

with the prior year. The largest regional
concentration of PCL – impaired in the U.S.

was in New York, consistent with the prior year.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 45
The following table provides a summary

of provisions charged to the Consolidated

Statement of Income.

TABLE 35: PROVISION FOR CREDIT LOSSES 1
(millions of Canadian dollars) 2025 2024
Provision for credit losses – Stage 3 (impaired)
Canadian Personal and Commercial

Banking
$ 1,710 $ 1,555
U.S. Retail 1,499 1,437
Wholesale Banking 185 247
Corporate 2 615 638
Total provision for (recovery of) credit losses

– Stage 3

4,009 3,877
Provision for credit losses – Stage 1 and

Stage 2 (performing)
Canadian Personal and Commercial

Banking
433 200
U.S. Retail 15 95
Wholesale Banking 105 70
Corporate 2 (56) 11
Total provision for (recovery of) credit losses

– Stage 1 and 2

497 376
Total Provision for (recovery of) credit

losses

$ 4,506 $ 4,253
1

Includes PCL for off-balance sheet instruments.
2

Includes PCL on the retailer program partners’

share of the U.S. strategic cards portfolio.
TABLE 36: PROVISION FOR CREDIT LOSSES

BY INDUSTRY SECTOR
1,2
(millions of Canadian dollars, except as noted) For the years ended Percentage of total
October 31 October 31 October 31 October 31
2025 2024 2025 2024
Stage 3 provision for credit losses (impaired)
Canada
Residential mortgages $ 21 $ 9 0.5% 0.2%
Consumer instalment and other personal
HELOC 9 7 0.2 0.2
Indirect auto 440 396 11.0 10.2
Other 279 244 7.0 6.3
Credit card 604 502 15.0 12.9
Total personal 1,353 1,158 33.7 29.8
Real estate
Residential 5 2 0.1 –
Non-residential (1) 19 – 0.5
Total real estate 4 21 0.1 0.5
Agriculture 1 7 – 0.2
Automotive 50 69 1.2 1.8
Financial (16) 37 (0.4) 1.0
Food, beverage, and tobacco 56 81 1.4 2.1
Forestry 12 3 0.3 0.1
Government, public sector entities, and education 1 – – –
Health and social services 7 18 0.2 0.4
Industrial construction and trade contractors 32 24 0.8 0.6
Metals and mining 9 4 0.2 0.1
Oil and gas – – – –
Power and utilities – – – –
Professional and other services 16 30 0.4 0.8
Retail sector 35 44 0.9 1.1
Sundry manufacturing and wholesale 79 63 2.0 1.6
Telecommunications, cable, and media 3 3 0.1 0.1
Transportation 43 31 1.1 0.8
Other

12 10 0.3 0.3
Total business and government 344 445 8.6 11.5
Total Canada 1,697 1,603 42.3 41.3
United States
Residential mortgages 3 (2) 0.1 (0.1)
Consumer instalment and other personal
HELOC (1) 3 – 0.1
Indirect auto 351 355 8.7 9.2
Other 183 233 4.6 6.0
Credit card 1,162 1,123 29.0 29.0
Total personal 1,698 1,712 42.4 44.2
Real estate
Residential

56 13 1.4 0.3
Non-residential

41 89 1.0 2.3
Total real estate 97 102 2.4 2.6
Agriculture 2 1 0.1 –
Automotive 16 4 0.4 0.1
Financial – 1 – –
Food, beverage, and tobacco 6 10 0.1 0.3
Forestry 3 – 0.1 –
Government, public sector entities, and education 5 17 0.1 0.5
Health and social services 5 6 0.1 0.2
Industrial construction and trade contractors 64 18 1.6 0.5
Metals and mining – – – –
Oil and gas – – – –
Power and utilities 7 65 0.2 1.7
Professional and other services 43 47 1.1 1.2
Retail sector 67 29 1.7 0.7
Sundry manufacturing and wholesale 5 39 0.1 1.0
Telecommunications, cable, and media 160 53 4.0 1.4
Transportation 33 9 0.8 0.2
Other

84 56 2.1 1.4
Total business and government 597 457 14.9 11.8
Total United States 2,295 2,169 57.3 56.0
International 17 105 0.4 2.7
Total Stage 3 provision for credit losses (impaired) $ 4,009 $ 3,877 100.0% 100.0%
Stage 1 and 2 provision for credit losses
Personal, business, and government $ 496 $ 376
Debt securities at amortized cost and FVOCI 1 –
Total Stage 1 and 2 provision for credit losses 497 376
Total provision for credit losses $ 4,506 $ 4,253
1 Primarily based on the geographic location of the customer’s address.
2 Includes loans that are measured at FVOCI.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 46
TABLE 37: PROVISION FOR CREDIT LOSSES

BY GEOGRAPHY
1,2
(millions of Canadian dollars, except

as noted)
For the years ended Percentage of total
October 31 October 31 October 31 October 31
2025 2024 2025 2024
Canada
Atlantic provinces $ 72 $ 63 1.6% 1.5%
British Columbia
3
204 186 4.5 4.4
Ontario
3
940 938 20.9 22.0
Prairies
3
305 276 6.8 6.5
Québec 176 140 3.9 3.3
Total Canada 1,697 1,603 37.7 37.7
United States
Carolinas (North and South) 96 93 2.1 2.2
Florida 187 242 4.2 5.7
New England
4
199 186 4.4 4.4
New Jersey 160 158 3.6 3.7
New York 391 328 8.7 7.7
Pennsylvania 101 79 2.1 1.8
Other
5
1,161 1,083 25.8 25.5
Total United States 2,295 2,169 50.9 51.0
International 17 105 0.4 2.5
Total Stage 3 provision for credit losses (impaired) 4,009 3,877 89.0 91.2
Stage 1 and 2 provision for credit losses 497 376 11.0 8.8
Total provision for credit losses $ 4,506 $ 4,253 100.0% 100.0%
Provision for credit losses as a % of average

October 31 October 31
net loans 5 2025 2024
Canada
Residential mortgages 0.01% – %
Credit card, consumer instalment and other personal 0.66 0.62
Business and government 0.19 0.25
Total Canada 0.26 0.25
United States
Residential mortgages 0.01 –
Credit card, consumer instalment and other personal 2.28 2.43
Business and government 0.36 0.28
Total United States 0.79 0.75
International 0.38 2.49
Total Stage 3 provision for credit losses (impaired) 0.42 0.42
Stage 1 and 2 provision for credit losses 0.05 0.04
Total provision for credit losses as a % of average net loans 0.47% 0.46%
1

Primarily based on the geographic location of the customer’s address.
2

Includes loans that are measured at FVOCI.
3

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories

is included in the Prairies region.
4

The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

5

Includes PCL attributable to other states/regions including those outside TD’s core U.S. geographic footprint.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 47
GROUP FINANCIAL CONDITION
Capital Position
TABLE 38: CAPITAL STRUCTURE

AND RATIOS – Basel III
(millions of Canadian dollars, except

as noted)
2025 2024
Common Equity Tier 1 Capital
Common shares plus related contributed

surplus

$ 25,010 $ 25,543
Retained earnings

78,320 70,826
Accumulated other comprehensive income

12,874 7,904
Common Equity Tier 1 Capital before

regulatory adjustments

116,204 104,273
Common Equity Tier 1 Capital regulatory adjustments

Prudential valuation adjustments (165) –
Goodwill (net of related tax liability) (18,753) (18,645)
Intangibles (net of related tax liability)

(3,316) (2,921)
Deferred tax assets excluding those arising

from temporary differences

(202) (212)
Cash flow hedge reserve

867 3,015
Shortfall of provisions to expected losses

– –
Gains and losses due to changes in own

credit risk on fair valued liabilities

(166) (193)
Defined benefit pension fund net assets (net

of related tax liability)

(811) (731)
Investment in own shares

(9) (21)
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) – (1,835)
Significant investments in the common

stock of banking, financial, and insurance

entities
that are outside the scope of regulatory

consolidation, net of eligible short positions
(amount above 10% threshold) – –
Equity investments in funds subject to

the fall-back approach
(90) (32)
Other deductions or regulatory adjustments

to CET1 as determined by OSFI
20 16
Total regulatory adjustments to Common

Equity Tier 1 Capital
(22,625) (21,559)
Common Equity Tier 1 Capital 93,579 82,714

Additional Tier 1 Capital instruments
Directly issued qualifying

Additional Tier 1 instruments plus stock

surplus
11,623 10,887
Additional Tier 1 Capital instruments before

regulatory adjustments
11,623 10,887

Additional Tier 1 Capital instruments

regulatory adjustments
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) – (3)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions
(700) (350)
Total regulatory adjustments to

Additional Tier 1 Capital
(700) (353)
Additional Tier 1 Capital 10,923 10,534
Tier 1 Capital 104,502 93,248

Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments

plus related stock surplus
10,733 11,273
Collective allowances
1,661 1,512
Tier 2 Capital before regulatory adjustments 12,394 12,785
Tier 2 regulatory adjustments
Investment in own Tier 2 instruments – –
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) 1 – (224)
Non-significant investments in the other

TLAC-eligible instruments issued by G-SIBs

and Canadian
D-SIBs, where the institution does not own more

than 10% of the issued common share

capital
of the entity: amount previously designated

for the 5% threshold but that no longer meets

the
conditions (30) (64)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions

– –
Total regulatory adjustments to Tier

2 Capital
(30) (288)
Tier 2 Capital 12,364 12,497
Total Capital $ 116,866 $ 105,745
Risk-weighted assets $ 636,424 $ 630,900
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage

of risk-weighted assets)
14.7% 13.1%
Tier 1 Capital (as percentage of risk-weighted assets) 16.4 14.8
Total Capital (as percentage of risk-weighted

assets)
18.4 16.8
Leverage ratio 2 4.6 4.2
1
Includes other TLAC-eligible instruments issued by global systemically important banks (G-SIBs) and

Canadian domestic systemically important banks (D-SIBs) that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

2
The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 48
THE BANK’S CAPITAL MANAGEMENT OBJECTIVES
The Bank’s capital management objectives are:
●

To maintain an adequate level of capital based on the Bank’s risk profile as determined by:
–

the Bank’s Risk Appetite Statement (RAS);
–

capital requirements defined by relevant

regulatory authorities; and
–

the Bank’s internal assessment of capital requirements,

including stress test analysis, consistent

with the Bank’s risk profile and risk tolerance levels.
●

Manage capital levels, in order to:
–

insulate the Bank from unexpected loss events;
–

maintain stakeholder confidence in the Bank;
–

establish that the Bank has adequate capital

under a severe but plausible stress event;

and

–

facilitate business growth and/or strategic

deployment consistent with the Bank’s

strategy and risk appetite.
●

To have the most economic weighted-average cost of capital achievable, while preserving the appropriate mix of

capital instruments to meet targeted
capitalization levels and provide a satisfactory

return on shareholders’ equity.
●

To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain access to required

funding (in the event of
unexpected loss or business growth).
●

To maintain a robust capital planning process and framework to support capital funding decisions such as issuances, redemptions

and distributions which in
turn support the Bank’s capital adequacy.
These objectives are applied in a manner

consistent with the Bank’s overall objective of providing

a satisfactory return on shareholders’

equity.
CAPITAL SOURCES
The Bank’s capital is primarily derived from common

shareholders and retained earnings. Other

sources of capital include the Bank’s preferred

shareholders,
limited recourse capital noteholders,

perpetual subordinated capital noteholders,

and holders of the Bank’s subordinated debt.
CAPITAL MANAGEMENT
The Treasury and Balance Sheet Management (TBSM)

group manages capital for the Bank and

is responsible for forecasting and

monitoring compliance with
capital targets, recommending capital

management actions, managing the internal

capital adequacy assessment process (ICAAP),

and developing and
maintaining capital management policies. Oversight

of capital management is provided by Risk

Management and the Asset Liability and Capital

Committee
(ALCO). The Board of Directors (the Board)

is ultimately responsible for oversight

of capital adequacy risk management.
The Bank continues to hold sufficient capital levels

to provide flexibility to support organic growth

and strategic priorities.

Strong capital ratios are the result of
the Bank’s internal capital generation,

management of the balance sheet, and periodic

issuance of capital securities.
ECONOMIC CAPITAL

Economic capital,

an internal measure of capital requirements,

is a key component of the Bank’s internal assessment

of capital adequacy. The economic capital
framework requires assessment of all

material risks to the Bank and determination

of the amount of risk-based capital required

to cover unexpected losses from
the Bank’s business operations in a manner consistent

with the Bank’s capital management objectives.

The Bank operates its capital regime under

the Basel Capital Framework. In addition

to addressing Pillar 1 risks covering

credit, market, and operational risks,
the Bank’s economic capital framework captures

other material Pillar 2 risks including non-trading

market risk, additional credit risk,

and “Other risks”, such as
business risk and insurance risk. The framework

also captures diversification benefits

across risk types and business segments.
Components of economic capital at the Bank

reflect the requirements laid out in OSFI’s

ICAAP Guideline which includes senior

management oversight, sound
capital assessment and planning, comprehensive

assessment of risk, stress testing, monitoring

and reporting and internal control review.
REGULATORY CAPITAL
Capital requirements established by the Basel

Committee on Banking Supervision (BCBS)

are commonly referred to as Basel

III. Under Basel III, Total Capital
consists of three components, namely CET1,

Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing

CET1, Tier 1,
and Total Capital by risk-weighted assets
(RWA), inclusive of any minimum requirements outlined

under the regulatory floor. Basel III also introduced a non-risk sensitive leverage ratio to act as a supplementary

measure to the risk-sensitive capital requirements.

The leverage ratio is calculated by dividing

Tier 1 Capital by
leverage exposure which is primarily comprised

of on-balance sheet assets with adjustments

made to derivative and securities financing

transaction exposures,
and credit equivalent amounts of off-balance sheet

exposures. TD manages its regulatory capital

in accordance with OSFI’s implementation of

the Basel III Capital
Framework.
OSFI’s Capital Requirements under Basel

III
OSFI’s CAR and LR guidelines detail how the

Basel III capital rules apply to Canadian banks.

The Domestic Stability Buffer (DSB) level increased

from 3% to 3.5% as of November 1,

2023, and has remained stable since. Currently, the DSB can range from
0 to 4%, with the effective level adjusted by OSFI

in response to developments in Canada’s

financial system and the broader economy.
OSFI has implemented the Basel III reforms

with adjustments to make them suitable

for domestic implementation. The Basel III reforms

impact the calculation of
credit risk, market risk and operational risk

for Canadian banks, as well as amend

the LR Guideline to include a requirement for

domestic systemically important
banks (D-SIBs) to hold a leverage ratio

buffer of 0.50% in addition to the regulatory minimum

requirement of 3.0%. The LR buffer requirement

also applies to the
TLAC leverage ratio.
On November 1, 2023, the standardized

capital floor transitioned to 67.5% of RWA from the previous 65%

of RWA. OSFI has stated that the floor will remain at
67.5% until further notice.
The Bank has implemented OSFI’s Parental Stand-Alone

(Solo) Total Loss Absorbing Capacity (TLAC) Framework for D-SIBs, which establishes a risk-based
measure intended to ensure that a non-viable

D-SIB has sufficient loss absorbing capacity on a

stand-alone, legal entity basis to support its

resolution. The Bank is
compliant with the requirements set out in this

framework.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 49
The table below summarizes OSFI’s published

regulatory minimum capital targets

for the Bank as at October 31, 2025.

REGULATORY CAPITAL

AND TLAC TARGET RATIOS
Capital

Pillar 1 Pillar 1 & 2
Conservation

D-SIB / G-SIB Regulatory Regulatory
Minimum Buffer Surcharge 1 Target 2 DSB Target
CET1 4.5% 2.5% 1.0% 8.0% 3.5% 11.5%
Tier 1 6.0 2.5 1.0 9.5 3.5 13.0
Total Capital 8.0 2.5 1.0 11.5 3.5 15.0
Leverage 3.0 n/a
3
0.5 3.5 n/a 3.5
TLAC 18.0 2.5 1.0 21.5 3.5 25.0
TLAC Leverage 6.75 n/a 0.50 7.25 n/a 7.25
1

The higher of the D-SIB and G-SIB surcharge applies to risk weighted capital. The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity requirement
for risk weighted capital. The G-SIB surcharge may increase above 1%,

to a maximum of 4.5%, if the Bank’s G-SIB score increases above certain thresholds.

OSFI’s LR Guideline
includes a requirement for D-SIBs to hold a leverage ratio buffer set at 50% of a D-SIB’s higher loss absorbency risk-weighted requirements, effectively 0.50%. This buffer also applies to
the TLAC Leverage ratio.
2

The Bank’s countercyclical buffer requirement is 0% as of October 31, 2025.
3

Not applicable.
Capital Position and Capital Ratios
The Basel framework allows qualifying banks

to determine capital levels consistent with

the way they measure, manage, and

mitigate risks. It specifies
methodologies for the measurement of credit,

trading market, and operational risks. The

Bank uses the Internal Ratings-Based

approaches to credit risk for all
material portfolios.
For accounting purposes, IFRS is followed

for consolidation of subsidiaries and joint ventures.

For regulatory capital purposes, all subsidiaries

of the Bank are
consolidated except for insurance subsidiaries

which are deconsolidated and follow prescribed

treatment as per OSFI’s CAR guidelines. Insurance

subsidiaries
are subject to their own capital adequacy reporting,

such as OSFI’s Minimum Capital Test for General Insurance and Life Insurance

Capital Adequacy Test for Life
and Health.

Some of the Bank’s subsidiaries are individually

regulated by either OSFI or other regulators.

Many of these entities have minimum capital

requirements which
may limit the Bank’s ability to repatriate or redeploy

capital or funds for other uses.
As at October 31, 2025, the Bank’s CET1, Tier 1, and Total Capital ratios were 14.7%, 16.4%, and

18.4%, respectively. The increase in the Bank’s CET1 Capital ratio from 13.1% as at October 31, 2024,

was primarily attributable to the sale of Schwab

shares and internal capital generation, offset by

common shares
repurchased for cancellation, RWA growth across various

segments and the impact of U.S. balance

sheet restructuring.
As at October 31, 2025, the Bank’s leverage ratio

was 4.6%. Compared with the Bank’s leverage ratio

of 4.2% at October 31, 2024, the increase

was
attributable primarily to the sale of Schwab

shares and internal capital generation, offset by

common shares repurchased for cancellation,

leverage exposures
increases across various segments and the impact

of U.S. balance sheet restructuring.
Common Equity Tier 1 Capital
CET1 Capital was $93.6 billion as at

October 31, 2025. Earnings and the sale of

Schwab shares contributed the majority

of CET1 Capital growth in the year.

Capital management funding activities during

the year included common share issuance

of $0.3 billion under the dividend reinvestment

plan and from stock option
exercises,

offset by common shares repurchased of

$6.1 billion.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 50
Tier 1 and Tier 2 Capital
Tier 1 Capital was $104.5 billion as at October 31,

2025, consisting of CET1 Capital and Additional

Tier 1 Capital of $93.6 billion and $10.9 billion, respectively.
The Bank’s Tier 1 Capital management activities during the

year consisted of the issue and redemption

of Tier 1-qualifying capital instruments

as follows:

●

On December 18, 2024, the Bank issued $750

million 5.909% Fixed Rate Reset Limited Recourse

Capital Notes, Series 5 NVCC (the “LRCNs”).

The
LRCNs will bear interest at a rate of 5.909 per

cent annually, payable quarterly, for the initial period ending on, but excluding, January

1, 2030.
Thereafter, the interest rate on the LRCNs will reset every

five years at a rate equal to the prevailing

Government of Canada Yield plus 3.10 per cent.
The LRCNs will mature on January 1, 2085.

Concurrently with the issuance of the LRCNs,

the Bank issued 750,000 Non-Cumulative

5.909% Fixed
Rate Reset Preferred Shares, Series 32

NVCC (“Preferred Shares Series 32”). The Preferred

Shares Series 32 are eliminated on the

Bank’s
Consolidated Financial Statements.
●

On September 23, 2025, the Bank issued

US$750 million 6.350% Fixed Rate Reset

Limited Recourse Capital Notes, Series

6 NVCC (the “LRCNs”).
The LRCNs will bear interest at a rate of

6.350 per cent annually, payable quarterly, for the initial period ending on, but excluding,

October 31, 2030.
Thereafter, the interest rate on the LRCNs will reset every

five years at a rate equal to the prevailing

U.S. Treasury Rate plus 2.721 per cent. The
LRCNs will mature on October 31, 2085.

Concurrently with the issuance of the LRCNs,

the Bank issued 750,000 Non-Cumulative 6.350%

Fixed Rate
Reset Preferred Shares, Series 33 NVCC (“Preferred

Shares Series 33”). The Preferred Shares

Series 33 are eliminated on the Bank’s Consolidated
Financial Statements
●

On January 31, 2025, the Bank redeemed

all of its 20 million outstanding Non-Cumulative

5-Year Rate Reset Class A First Preferred Shares NVCC,
Series 5 (“Series 5 Preferred Shares”), at a redemption

price of $25.00 per Series 5 Preferred

Share, for a total redemption cost of approximately
$500 million.
●

On July 31, 2025, the Bank redeemed all of

its 14 million outstanding Non-Cumulative

5-Year Rate Reset Class A First Preferred Shares NVCC, Series
7 (“Series 7 Preferred Shares”), at a redemption

price of $25.00 per Series 7 Preferred

Share, for a total redemption cost of approximately

$350 million.
●

On October 31, 2025, the Bank redeemed

all of its 8 million outstanding Non-Cumulative

5-Year Rate Reset Class A First Preferred Shares NVCC,
Series 9 (“Series 9 Preferred Shares”), at a redemption

price of $25.00 per Series 9 Preferred

Share, for a total redemption cost of approximately
$200 million.
Tier 2 Capital was $12.4 billion as at October 31, 2025.

Tier 2 Capital management activities during the year

consisted of the issue and redemption of

Tier 2-
qualifying capital instruments

as follows:

●

On January 23, 2025, the Bank issued EUR

750 million of non-viability contingent capital

(NVCC) fixed rate reset notes constituting

subordinated
indebtedness of the Bank, maturing on January

23, 2036. These notes will bear interest at

a fixed rate of 4.030% per annum (paid

annually) until
January 23, 2031, and at the 5-year mid-swap rate

plus 1.500% thereafter (paid annually)

until maturity on January 23, 2036. With prior

approval of
OSFI, the Bank may, at its option, redeem the notes on January

23, 2031, in whole but not in part, at par

plus accrued and unpaid interest by giving not
more than 60 nor less than 10 days’ notice to

holders.
●

On January 31, 2025, the Bank issued $1 billion

of NVCC medium-term notes constituting

subordinated indebtedness of the Bank,

maturing on
February 1, 2035. These notes will bear interest

at a fixed rate of 4.231% per annum (paid

semi-annually) until February 1, 2030, and

at Daily
Compounded Canadian Overnight Repo

Rate Average plus 1.540% thereafter (paid

quarterly) until maturity on February 1, 2035.

With prior approval of
OSFI, the Bank may, at its option, redeem the notes on or after

February 1, 2030, in whole or in part, at par

plus accrued and unpaid interest by giving
not more than 60 nor less than 10 days’ notice

to holders.
●

On July 23, 2025, the Bank issued AUD

30 million of NVCC fixed-to-floating rate

subordinated notes of the Bank, maturing

on July 23, 2040. These
notes bear interest at a fixed rate of 5.930%

per annum (paid semi-annually) until

July 23, 2035, and at the 3-month Bank Bill

Swap rate plus 1.870%
thereafter (paid quarterly) until maturity on

July 23, 2040. With prior approval of OSFI,

the Bank may, at its option, redeem the notes on July 23, 2035, in whole but not in part, at par plus accrued and

unpaid interest by giving not more than 60

nor less than 10 days’ notice to holders
●

On September 25, 2025 the Bank issued

JPY 14 billion of fixed rate reset subordinated

notes of the Bank maturing on September

25, 2030. These
notes bear interest at a fixed rate of 2.058% per

annum (paid semi-annually) until September

25, 2030 and at the 5-year Tokyo Overnight Average
Rate (TONA) mid-swap rate plus 0.97% thereafter

(paid semi-annually) until maturity on September

25, 2035. With prior approval of OSFI, the

Bank
may, at its option, redeem the notes on September 25, 2035, in whole but not in part, at par plus accrued and

unpaid interest by giving not more than
60 nor less than 10 days’ notice to holders
●

On April 22, 2025, the Bank redeemed all of

its outstanding $3 billion 3.105% NVCC

medium-term notes due April 22, 2030

constituting subordinated
indebtedness of the Bank, at a redemption price

of 100 per cent of the principal amount, plus

accrued and unpaid interest to, but excluding,
April 22, 2025.
INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS
The Bank’s Internal Capital Adequacy Assessment

Process (ICAAP) is an integrated enterprise-wide

process that encompasses the governance,

management,
and control of risk and capital functions within

the Bank. It provides a framework for relating

risks to capital requirements through

the Bank’s capital modelling and
stress testing practices which help inform

the Bank’s overall capital adequacy requirements.
The ICAAP is led by TBSM with support

from numerous functional areas who collectively

help assess the Bank’s internal capital adequacy. This assessment evaluates the capacity to bear risk in alignment

with the Bank’s risk profile and RAS. TBSM assesses

and monitors the overall adequacy

of the Bank’s available
capital in relation to both internal and regulatory

capital requirements under normal and

stressed conditions.
NVCC Provision
If an NVCC trigger event were to occur, for all series of

Class A First Preferred Shares excluding

the preferred shares issued with respect

to LRCNs, the maximum
number of common shares that could be issued,

assuming there are no declared and unpaid

dividends on the respective series

of preferred shares at the time of
conversion, would be 0.6 billion in aggregate.

The LRCNs, by virtue of the recourse

to the preferred shares held in the Limited

Recourse Trust, include NVCC provisions. For LRCNs, if

an NVCC trigger were
to occur, the maximum number of common shares that

could be issued, assuming there are

no declared and unpaid dividends on the preferred

shares series
issued in connection with such LRCNs,

would be 1.7 billion in aggregate.

For NVCC subordinated notes and debentures

(including Perpetual Notes), if an

NVCC trigger event were to occur, the maximum number of common shares
that could be issued, assuming there is no accrued

and unpaid interest on the respective

subordinated notes and debentures, would be

3.3 billion in aggregate.
DIVIDEND RESTRICTIONS
The Bank is prohibited by the Bank Act (Canada)

from declaring dividends on its preferred

or common shares if there are reasonable

grounds for believing that the
Bank is, or the payment would cause the

Bank to be, in contravention of the capital adequacy

and liquidity regulations of the
Bank Act (Canada)

or directions of
OSFI. The Bank does not anticipate that this

condition will restrict it from paying dividends

in the normal course of business. In addition,

the ability to pay dividends

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 51
on common shares without the approval of

the holders of the outstanding preferred

shares is restricted unless all dividends on

the preferred shares have been
declared and paid or set apart for payment.

Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.
DIVIDENDS
On December 3, 2025, the Board approved a

dividend in an amount of one dollar and eight

cents ($1.08) per fully paid common share in

the capital stock of the
Bank for the quarter ending January 31, 2026,

payable on and after January 31, 2026,

to shareholders of record at the close of

business on January 9, 2026. The
Bank has moved from an annual dividend

review cycle to a semi-annual cycle to support

the alignment of shareholder return with earnings

growth.
At October 31, 2025, the quarterly dividend

was $1.05 per common share. Common

share cash dividends declared and paid during

the year totalled $4.20 per
share (2024 – $4.08), representing a payout

ratio of 50%, at the high end of the Bank’s target

payout range of 40-50% of adjusted earnings.

For cash dividends
payable on the Bank’s preferred shares, refer

to Note 19 of the 2025 Consolidated Financial

Statements. As at October 31, 2025, 1,689

million common shares
were outstanding (2024 – 1,750 million).
DIVIDEND REINVESTMENT PLAN
The Bank offers a Dividend Reinvestment Plan (DRIP)

for its common shareholders. Participation

in the plan is optional and under the

terms of the plan, cash
dividends on common shares are used

to purchase additional common shares. At

the option of the Bank, the common shares

may be issued from treasury at an
average market price based on the last

five trading days before the date of the dividend

payment, with a discount of between 0%

to 5% at the Bank’s discretion or
purchased from the open market at market

prices.
During the year ended October 31, 2025,

the Bank satisfied the DRIP requirements

through common shares issued from treasury

with no discount for the first
three months and open market common

share purchases in the last nine months.

During the year ended October 31, 2024,

the Bank satisfied the DRIP
requirements through common shares issued

from treasury with no discount.
NORMAL COURSE ISSUER BID
On August 28, 2023, the Bank announced

that the Toronto Stock Exchange (TSX) and OSFI approved a normal course issuer bid (2023 NCIB) to repurchase for
cancellation up to 90 million of its common

shares. The 2023 NCIB commenced on August

31, 2023 and continued until August 31, 2024.

During the year ended
October 31, 2024, the Bank repurchased 49.4

million common shares under the 2023 NCIB,

at an average price of $80.15 per share

for a total amount of
$4.0 billion.
On February 24, 2025, the Bank announced

that the TSX and OSFI had approved a normal

course issuer bid (2025 NCIB) to purchase

for cancellation up to
100 million of its common shares for up to

$8 billion.

The 2025 NCIB commenced on March

3, 2025 and will end on February 28, 2026,

or such earlier date as the
Bank may determine. From the commencement

of the 2025 NCIB to October 31, 2025,

the Bank repurchased 64.6 million shares

under the program, at an
average price of $94.29 per share for a total amount

of $6.1 billion.
The Bank intends to initiate a new normal

course issuer bid program upon the completion

of the 2025 NCIB, subject to regulatory approval.

The Bank is targeting
$6-7 billion of common share repurchases

in fiscal 2026 under the new program,

subject to market conditions.
RISK-WEIGHTED ASSETS
Based on Basel III, RWA are calculated for each of credit

risk, market risk, and operational risk.

Details of the Bank’s RWA are included in the following table.

TABLE 39: RISK-WEIGHTED ASSETS
(millions of Canadian dollars) As at
October 31, 2025 October 31, 2024
Credit risk
Retail
Residential secured $ 61,307 $ 58,215
Qualifying revolving retail 43,917 40,186
Other retail 57,717 53,929
Non-retail
Corporate 220,561 222,370
Sovereign 14,869 12,929
Bank 12,287 11,555
Securitization exposures 18,049 16,524
Subordinated debt, equity, and other

capital instruments
25,933 37,986
Other assets 31,779 36,454
Exposures subject to standardized or Internal

Ratings-Based (IRB) approaches
486,419 490,148
Total credit risk 486,419 490,148
Market risk 20,403 20,676
Operational risk 129,602 120,076
Total

$ 636,424 $ 630,900

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 52
RISK-WEIGHTED ASSETS BY SEGMENT
The following chart provides a breakdown of

the Bank’s RWA as at October 31, 2025. RWA reflects capital requirements assessed based on regulatory prescribed
rules for credit risk, trading market risk, and operational

risk. The results shown in the chart do

not reflect attribution of goodwill and intangibles.

For additional
information on the risks highlighted below, refer to the “Managing

Risk” section of this document.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 53
TABLE 40: EQUITY AND

OTHER SECURITIES
1
(thousands of shares/units and millions of Canadian

dollars, except as noted)
As at
October 31, 2025 October 31, 2024
Number of Number of
shares/units Amount shares/units Amount
Common shares
Common shares outstanding 1,689,496 $ 24,727 1,750,272 $ 25,373
Treasury – common shares – – (213) (17)
Total common shares 1,689,496 $ 24,727 1,750,059 $ 25,356
Stock options

Vested 5,160 5,400
Non-vested 9,027 9,312
Preferred shares – Class A

Series 1 20,000 $ 500 20,000 $ 500
Series 5 2 – – 20,000 500
Series 7 3 – – 14,000 350
Series 9 4 – – 8,000 200
Series 16 14,000 350 14,000 350
Series 18 14,000 350 14,000 350
Series 27 850 850 850 850
Series 28 800 800 800 800
49,650 $ 2,850 91,650 $ 3,900
Other equity instruments
5,6

Limited Recourse Capital Notes – Series 1 1,750 1,750 1,750 1,750
Limited Recourse Capital Notes – Series 2 1,500 1,500 1,500 1,500
Limited Recourse Capital Notes – Series 3 7 1,750 2,403 1,750 2,403
Limited Recourse Capital Notes – Series 4 7 750 1,023 750 1,023
Limited Recourse Capital Notes – Series 5 8 750 750 – –
Limited Recourse Capital Notes – Series 6 7,9 750 1,037 – –
Perpetual Subordinated Capital Notes – Series

2023-9
10 1 312 1 312
56,901 $ 11,625 97,401 $ 10,888
Treasury – preferred shares and other equity

instruments
(29) (4) (163) (18)
Total preferred shares and other equity

instruments
56,872 $ 11,621 97,238 $ 10,870
1

For further details, including the conversion and exchange features, distributions, and significant terms and conditions,

refer to Note 19 of the Bank’s 2025 Consolidated Financial
Statements.
2

On January 31, 2025, the Bank redeemed all of its 20 million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares Non-Viability Contingent Capital

(NVCC),
Series 5 (“Series 5 Preferred Shares”), at a redemption price of $25.00 per Series 5 Preferred Share,

for a total redemption cost of approximately $500 million.
3

On July 31, 2025, the Bank redeemed all of its 14 million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 7 (“Series 7 Preferred Shares”), at
a redemption price of $25.00 per Series 7 Preferred Share, for a total redemption cost of approximately $350 million.
4

On October 31, 2025, the Bank redeemed all of its 8 million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 9 (“Series 9 Preferred
Shares”), at a redemption price of $25.00 per Series 9 Preferred Share, for a total redemption cost of approximately

$200 million.
5

For other equity instruments, the number of shares/units represents the number of notes issued.
6

Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms

and Conditions” table in Note 19 of the Bank’s 2025 Consolidated Financial Statements

for further
details.
7

For LRCNs – Series 3, 4, and 6, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
8

On December 18, 2024, the Bank issued CA$750 million 5.909% Fixed Rate Reset Limited Recourse Capital Notes,

Series 5 NVCC (the “Series 5 LRCNs”). The Series 5 LRCNs will bear an interest rate of 5.909 per cent annually, payable quarterly,

for the initial period ending on, but excluding, January 1, 2030. Thereafter,

the interest rate on the Series 5 LRCNs will
reset every five years at a rate equal to the prevailing Government of Canada Yield plus 3.10 per cent. The Series 5 LRCNs will mature on January 1, 2085. Concurrently with the issuance of the Series 5 LRCNs, the Bank issued 750,000 Non-Cumulative 5.909% Fixed Rate Reset Preferred

Shares, Series 32 NVCC (“Preferred Shares Series 32”). The Preferred
Shares Series 32 are eliminated on the Bank’s Consolidated Financial Statements.
9

On September 23, 2025, the Bank issued US$750 million 6.350% Fixed Rate Reset Limited Recourse Capital Notes,

Series 6 NVCC (the “Series 6 LRCNs”). The Series 6 LRCNs will bear interest at a rate of 6.350 per cent annually, payable

quarterly, for the initial period ending on, but excluding,

October 31, 2030. Thereafter, the interest rate on the Series

6 LRCNs
will reset every five years at a rate equal to the prevailing U.S. Treasury Rate plus

2.721 per cent. The Series 6 LRCNs will mature on October 31, 2085. Concurrently with the issuance of
the Series 6 LRCNs, the Bank issued 750,000 Non-Cumulative 6.350% Fixed Rate Reset Preferred

Shares, Series 33 NVCC (“Preferred Shares Series 33”). The Preferred Shares
Series 33 are eliminated on the Bank’s Consolidated Financial Statements.
10

For Perpetual Subordinated Capital Notes (AT1), the amount

represents the Canadian dollar equivalent of the Singapore dollar notional amount.
Future Regulatory Capital Developments

On February 12, 2025, OSFI deferred increases

to the Basel III standardized capital floor level

until further notice. The capital floor subjects

banks using internal
model-based approaches to a floor, with the floor calculated as a percentage of RWA under the standardized approach.

OSFI will notify the Bank at least two
years prior to resuming an increase in

the capital floor level.
On September 11, 2025, OSFI released revisions to the Capital Adequacy

Requirements Guideline. The update includes

many refinements to the calculation of
regulatory capital requirements, with

the aggregate impact immaterial to the

capital position of the Bank. This change

is effective November 1, 2025.

On February 20, 2025, OSFI published the

Capital and Liquidity Treatment of Crypto-asset Exposures

(Banking) Guideline (Crypto-asset Guideline).

Subsequently
on October 29, 2025, OSFI released revisions

to the Crypto-asset Guideline. The update

includes a requirement that an institution’s

gross exposure to certain
crypto-assets, as defined in the Guideline,

should not exceed 5% of the institution’s net

Tier 1 capital. This change is effective November 1, 2025.
Global Systemically Important Banks

Designation and Disclosures
The Financial Stability Board (FSB), in

consultation with the BCBS and national authorities,

identifies G-SIBs.

The G-SIB assessment methodology is

based on the
submissions of the largest global banks.

Twelve indicators are used in the G-SIB assessment methodology to determine systemic importance. The

score for a
particular indicator is calculated by dividing

the individual bank value by the aggregate

amount for the indicator summed across all

banks included in the
assessment. Accordingly, an individual bank’s ranking is reliant on the results and submissions of other global

banks.

The Bank is required to publish the twelve indicators

used in the G-SIB indicator-based assessment

framework. Public disclosure of financial

year-end data is
required annually, no later than the date of a bank’s first quarter public disclosure of shareholder financial data

in the following year.
Public communications on G-SIB status are

issued annually each November. On November 22, 2019, the

Bank was designated as a G-SIB by the

FSB. The
Bank continued to maintain its G-SIB status

when the FSB published the 2025 list of G-SIBs

on November 27, 2025. As a result of this

designation, the Bank is
subject to an additional loss absorbency

requirement (CET1 as a percentage

of RWA) of 1% under applicable FSB member authority requirements;

however, in

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 54
accordance with OSFI’s CAR guideline, the

higher of the D-SIB and G-SIB surcharges applies

to Canadian banks designated as a G-SIB.

As the D-SIB surcharge
is currently equal to the incremental 1%

G-SIB common equity ratio requirement,

the Bank’s G-SIB designation has no additional

impact on the Bank’s minimum
CET1 regulatory requirements. The G-SIB

surcharge may increase above 1% if

the Bank’s G-SIB score increases above certain

thresholds to a maximum of
4.5%.
As a result of the Bank’s G-SIB designation, the

U.S. Federal Reserve requires that TD Group

US Holding LLC (TDGUS), as TD’s U.S. Intermediate

Holding
Company (IHC), maintain a minimum amount

of TLAC and long-term debt.

GROUP FINANCIAL CONDITION
Securitization and Off - Balance Sheet Arrangements
In the normal course of operations, the Bank

engages in a variety of financial transactions

that, under IFRS, are either not recorded on

the Bank’s Consolidated
Balance Sheet or are recorded in amounts that

differ from the full contract or notional

amounts. These off-balance sheet arrangements

involve, among other risks,
varying elements of market, credit, and liquidity

risks

which are discussed in the “Managing

Risk” section of this document.

Off-balance sheet arrangements are
generally undertaken for risk management,

capital management, and funding management

purposes and include securitizations,

contractual obligations, and
certain commitments and guarantees.
STRUCTURED ENTITIES
TD carries out certain business activities

through arrangements with structured entities

(SEs). The Bank uses SEs to raise capital,

obtain sources of liquidity by
securitizing certain of the Bank’s financial assets,

to assist TD’s clients in securitizing their financial

assets, and to create investment products

for the Bank’s
clients. Securitizations are an important part

of the financial markets, providing liquidity

by facilitating investor access to specific

portfolios of assets and risks.
Refer to Notes 2, 9, and 10 of the 2025 Consolidated

Financial Statements for further information

regarding the Bank’s involvement with SEs.
Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages,

credit card loans,

and business and government loans to enhance

its liquidity position, to diversify sources

of funding,
and to optimize the management of the balance

sheet.
The Bank securitizes residential mortgages

under the National Housing Act Mortgage-Backed

Securities (NHA MBS) program sponsored

by the Canada
Mortgage and Housing Corporation (CMHC).

The securitization of the residential mortgages

with the CMHC does not qualify for derecognition

and the mortgages
remain on the Bank’s Consolidated Balance Sheet.

Additionally, the Bank securitizes credit card loans by selling them to Bank-sponsored SEs that are
consolidated by the Bank. The Bank also

securitizes U.S. residential mortgages with

U.S. government-sponsored entities which

qualify for derecognition and are
removed from the Bank’s Consolidated Balance

Sheet. Refer to Notes 9 and 10 of the 2025

Consolidated Financial Statements for further

information.
Residential Mortgage Loans
The Bank securitizes residential mortgage

loans through significant unconsolidated

SEs and Canadian non-SE third parties.

Residential mortgage loans
securitized by the Bank may give rise

to full derecognition of the financial assets depending

on the individual arrangement of each transaction.

In instances where
the Bank fully derecognizes residential

mortgage loans, the Bank may be exposed

to the risks of transferred loans through

retained interests. As at
October 31, 2025, there were $28.6 billion of

securitized residential mortgage loans outstanding

through significant unconsolidated SEs (October

31, 2024 –
$24.0 billion), and $10.0 billion outstanding

through non-SE third parties (October 31, 2024

– $6.7 billion).
Credit Card Loans

The Bank securitizes credit card loans through

an SE. The Bank consolidates the

SE as it serves as a financing vehicle

for the Bank’s assets, the Bank has power
over the key economic decisions of the SE, and

the Bank is exposed to the majority of the residual

risks of the SE. As at October 31, 2025, the Bank

had
$4.0 billion of securitized credit card receivables

outstanding (October 31, 2024 – $3.0 billion).

Due to the nature of the credit card receivables,

their carrying
amounts approximate fair value.
Business and Government Loans
The Bank securitizes business and government

loans through Canadian non-SE third parties.

Business and government loans securitized

by the Bank may be
derecognized from the Bank’s balance sheet

depending on the individual arrangement

of each transaction. In instances where

the Bank fully derecognizes
business and government loans, the Bank

may be exposed to the risks of transferred loans

through retained interests. There are no ECLs

on the retained interests
of the securitized business and government

loans as the loans are all government insured.

As at October 31, 2025, the Bank had

$97 million of securitized
business and government loans outstanding

(October 31, 2024

– $189 million), with carrying value of retained

interests of $1 million (October 31, 2024

–
$1 million).
Securitization of Third-Party Originated

Assets
Significant Unconsolidated Special Purpose

Entities
Multi-Seller Conduits
The Bank securitizes third party-originated

assets through Bank-sponsored SEs, including

its Canadian multi-seller conduits which are

not consolidated. Effective
July 31, 2025, the Bank’s U.S. multi-seller

conduits are deconsolidated, as described below. Multi-seller conduits securitize third-party originated

assets. The Bank
administers multi-seller conduits and provides

liquidity facilities as well as securities

distribution services; it may also provide

credit enhancements. TD’s total
potential exposure to loss through the provision

of liquidity facilities for multi-seller conduits

was $57.5 billion as at October 31, 2025

(October 31, 2024 –
$16.8 billion). As at October 31, 2025, the Bank had

funded exposure of $38.5 billion under

such liquidity facilities relating to outstanding issuances

of ABCP
(October 31, 2024

– $15.4 billion).

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 55
TABLE 41: FUNDED EXPOSURE TO THIRD-PARTY

ORIGINATED ASSETS SECURITIZED

BY BANK-SPONSORED UNCONSOLIDATED

CONDUITS
1
(millions of Canadian dollars, except

as noted)
As at
October 31, 2025 October 31, 2024
Residential mortgage loans $ 13,023 $ 8,527
Automobile loans and leases 11,949 5,580
Telecommunication receivables 2 6,239 n/a
Trade receivables 4,726 –
Equipment leases 1,225 1,246
Credit card receivables 2 851 n/a
Consumer loans 2 240 n/a
Insurance premium receivables 2 145 n/a
Investment loans 66 66
Total funded exposure $ 38,464 $ 15,419
1

The Bank’s funded exposure through the provision of liquidity facilities only relates to outstanding issuances of ABCP funding ‘A’ or above rated assets.
2

Balances as at October 31, 2025 pertain only to the U.S. multi-seller ABCP conduits that were deconsolidated prospectively effective July 31, 2025, as described below.
As at October 31, 2025, the Bank held $2.0

billion of ABCP issued by Bank-sponsored

multi-seller conduits recorded on its 2025

Consolidated Balance Sheet
(October 31, 2024 – $0.4 billion).
CONSOLIDATION OF STRUCTURED ENTITIES
Effective July 31, 2025, the Bank concluded that it

no longer controls its U.S. multi-seller ABCP

conduits due to a change in the Bank’s exposure

to variable
returns and has therefore deconsolidated

these conduits prospectively. The deconsolidation has resulted in a decrease of $17,702 million of Business

and
government loans, $2,695 million of Non-trading

financial assets at fair value through profit or

loss (FVTPL), $77 million of Other assets

and $19,332 million of
Other liabilities on the Consolidated Balance

Sheet. The Bank concurrently recognized

$1,142 million in Trading loans, securities, and other

on the Consolidated
Balance Sheet, representing the ABCPs purchased

by the Bank ($1,111 million as at October 31, 2024, which was previously eliminated upon consolidation).
Impacts on the Consolidated Statement of

Income as a result of deconsolidation are

minimal. In addition, the Bank continues to provide

liquidity facilities to these
conduits. The total committed undrawn amount

under these facilities as at October 31,

2025 was $16.0 billion (October 31, 2024

– $13.1 billion).
COMMITMENTS
The Bank enters into various commitments

to meet the financing needs of the Bank’s

clients,

to earn fee income,

and to lease premises and equipment.

Significant
commitments of the Bank include financial

and performance standby letters of credit,

documentary and commercial letters of

credit,

commitments to extend credit,
and obligations under long-term non-cancellable

leases for premises and equipment.

These products may expose the Bank to liquidity, credit, and reputational
risks. There are adequate risk management and

control processes in place to mitigate

these risks. Certain commitments still remain

off-balance sheet. Note 25 of
the 2025 Consolidated Financial Statements

provides detailed information about the

Bank’s commitments including credit-related

arrangements and long-term
commitments or leases.
GUARANTEES
In the normal course of business, the Bank

enters into various guarantee contracts

to support its clients. The Bank’s significant

types of guarantee products are
financial and performance standby letters of

credit, credit enhancements, and indemnification

agreements. Certain guarantees remain

off-balance sheet. Refer to
Note 25 of the 2025 Consolidated Financial

Statements for further information.
GROUP FINANCIAL CONDITION
Related P arty Transactions
TRANSACTIONS WITH KEY MANAGEMENT

PERSONNEL, THEIR CLOSE FAMILY MEMBERS,

AND THEIR RELATED ENTITIES
Key management personnel are those persons

having authority and responsibility

for planning, directing,

and controlling the activities of the Bank, directly

or
indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank

makes loans to its key management personnel,

their
close family members,

and their related entities on market

terms and conditions with the exception of

banking products and services for key

management
personnel, which are subject to approved policy

guidelines that govern all employees.
In addition, the Bank offers deferred share and

other plans to non-employee directors, executives,

and certain other key employees. Refer

to Note 21 of the 2025
Consolidated Financial Statements for more

details.
In the ordinary course of business, the Bank

also provides various banking services to associated

and other related corporations on terms

similar to those
offered to non-related parties.
TRANSACTIONS WITH SUBSIDIARIES,

SCHWAB, AND SYMCOR INC.
Transactions between the Bank and its subsidiaries

meet the definition of related party transactions.

If these transactions are eliminated on

consolidation, they are
not disclosed as related party transactions.

Transactions between the Bank, Schwab, and Symcor

Inc. (Symcor) also qualify as related party

transactions. As the Bank’s entire remaining

equity investment
in Schwab was sold on February 12, 2025, Schwab

is no longer a related party as of October

31, 2025, but was a related party up to the date

of sale. There were
no significant transactions between the Bank,

Schwab, and Symcor during the year ended

October 31, 2025, other than as described

in the following sections and
in Note 12 of the 2025 Consolidated Financial

Statements.
i)
TRANSACTIONS WITH SCHWAB

Prior to the sale of the Bank’s entire remaining equity

investment in Schwab on February

12, 2025, the Bank had significant influence

over Schwab and accounted
for its investment in Schwab using the equity

method. Pursuant to the Stockholder Agreement

in relation to the Bank’s equity investment in Schwab,

subject to
certain conditions, the Bank had the right

to designate two members of Schwab’s Board of

Directors and had representation on two Board

Committees. Prior to the
sale, the Bank’s designated directors were the Bank’s former

Group President and Chief Executive Officer

and the Bank’s former Chair of the Board.
A description of significant

transactions between the Bank and its affiliates

with Schwab is set forth below.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 56
Insured Deposit Account Agreement
As at October 31, 2025, deposits under

the Schwab IDA Agreement were $106 billion

(US$76 billion) (October 31, 2024 – $117 billion (US$84 billion)).

The Bank
paid fees of $405 million related to sweep deposit

accounts from November 1, 2024 to February

11, 2025, the period in which Schwab was a related party to

the
Bank. The Bank paid fees, net of the termination

fees received from Schwab, of $908

million during the year ended October 31, 2024.

As at October 31, 2025, amounts receivable

from Schwab were $49 million (October

31, 2024 – $12 million). As at October 31,

2025, amounts payable to
Schwab were $38 million (October 31, 2024

– $42 million).
ii) TRANSACTIONS WITH SYMCOR
The Bank has one-third ownership in Symcor, a Canadian

provider of business process outsourcing

services offering a diverse portfolio of integrated

solutions in
item processing, statement processing and

production, and cash management

services. The Bank accounts for Symcor’s

results using the equity method of
accounting. During the year ended October 31,

2025, the Bank paid $89 million (October

31, 2024 – $88 million)

for these services. As at October 31, 2025,

the
amount payable to Symcor was $7 million

(October 31, 2024 – $6 million).

The Bank and two other shareholder banks

have also provided a $100 million unsecured

loan facility to Symcor which was undrawn

as at October 31, 2025 and
October 31, 2024.
GROUP FINANCIAL CONDITION
Financial Instruments
As a financial institution, the Bank’s assets and

liabilities are substantially composed

of financial instruments. Financial assets

of the Bank include, but are not
limited to, cash, interest-bearing deposits, securities,

loans,

derivative instruments and securities purchased

under reverse repurchase agreements;

while financial
liabilities include, but are not limited to, deposits,

obligations related to securities sold

short, securitization liabilities, obligations

related to securities sold under
repurchase agreements, derivative instruments,

and subordinated debt.
The Bank uses financial instruments

for both trading and non-trading activities. The

Bank typically engages in trading activities

by the purchase and sale of
securities to provide liquidity and meet the needs

of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial
instruments include, but are not limited to,

trading securities, trading deposits, and

trading derivatives. Non-trading financial instruments

include the majority of the
Bank’s lending portfolio, non-trading securities,

hedging derivatives,

and the majority of the Bank’s financial

liabilities. In accordance with accounting

standards
related to financial instruments, financial assets

or liabilities classified as held-for-trading, non-trading

FVTPL, designated at FVTPL,

FVOCI,

and all derivatives are
measured at fair value in the Bank’s 2025 Consolidated

Financial Statements. Debt securities,

most loans, and other liabilities are carried

at amortized cost using
the effective interest rate (EIR) method. For details

on how fair values of financial instruments

are determined, refer to the “Accounting

Judgments, Estimates, and
Assumptions”

– “Fair Value Measurements” section of this document.

The use of financial instruments allows

the Bank to earn profits in trading, interest,

and fee
income. Financial instruments also create

a variety of risks which the Bank

manages with its extensive risk management

policies and procedures. The key risks
include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how

the Bank manages its risk, refer to the “Managing
Risk” section of this document.
RISK FACTORS AND

MANAGEMENT
Risk Factors That May Affect Future Results
In addition to the risks described in the “Managing

Risk” section, there are numerous other

risk factors, many of which are beyond

the Bank’s control and the
effects of which can be difficult to predict, that could

cause the Bank’s results to differ significantly from the

Bank’s plans, objectives, and estimates or could

impact
the Bank’s reputation or the sustainability of its business

model. All forward-looking statements, including

those in this MD&A, are, by their very nature,

subject to
inherent risks and uncertainties, general

and specific, which may cause the Bank’s actual results

to differ materially from the plan, objectives, estimates

or
expectations expressed in the forward-looking

statements. Some of these factors are discussed

below and others are noted in the “Caution

Regarding Forward-
Looking Statements” section of this document.
TOP AND EMERGING RISKS

The Bank considers it critical to regularly assess

its operating environment and highlight

top and emerging risks. These are risks with

a potential to have a material
effect on the Bank and where the attention of

senior management is focused due to the potential

magnitude or immediacy of their impacts.
Risks are identified, discussed, and actioned

by senior management and reported quarterly

to the Risk Committee and the Board. Specific

plans to mitigate top
and emerging risks are prepared, monitored,

and adjusted as required.
General Business and Economic Conditions
The Bank and its customers operate

in Canada, the U.S., and, to a lesser extent,

in other countries. As a result, the Bank’s earnings

are significantly affected by
the general business and economic conditions

in these regions, which could have

an adverse impact on the Bank’s results, business,

financial condition or
liquidity, and could result in changes to the way the Bank operates.

These conditions include short-term and

long-term interest rates, inflation, declines

in
economic activity (recession), volatility in

financial markets, and related market liquidity, funding costs, real estate prices, employment levels, consumer

spending
and debt levels, evolving consumer trends

and related changes to business models,

business investment and overall business

sentiment, government policy
including levels of government spending,

monetary policy, fiscal policy (including tax policy and rate changes),

exchange rates, sovereign debt risks, and

the
effects of pandemics and other public health emergencies.
Geopolitical Risk

Government policy, international trade and political relations across the globe may impact overall market and

economic stability, including in the regions where the
Bank operates, or where its customers operate.

Rapid changes and uncertainty related to global

trade and policy may require organizations

to adapt their
strategies to the evolving landscape and

may also reduce the predictability of business

outcomes. While the nature and extent of

risks may vary, they have the
potential to disrupt global economic growth,

create volatility in financial markets that

may affect the Bank’s trading and non-trading activities,

market liquidity,

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 57
funding costs, interest rates, foreign exchange,

commodity prices, credit spreads, fiscal policy, and directly and indirectly influence general business and economic
conditions. Such factors may have an adverse

impact on the Bank and its customers.

The evolution of geopolitical, policy, trade and tax-related risks, including the application or threat of any new or elevated

tariffs to goods imported into the U.S.,
any retaliatory tariffs, and renegotiation of the

Canada U.S. Mexico Agreement (CUSMA)

have the potential to increase economic

uncertainty, market volatility,
disrupt global supply chains and trade flows,

deteriorate business confidence and other

adverse impacts. For example, tariffs can threaten

to raise prices and
reduce demand for imported goods weighing

on activity in both importing and exporting

countries; if set at very high rates, tariffs may halt

the flow of trade
altogether and lead to shortages throughout

the supply chain.

Geopolitical risks consider ongoing global

tensions, including escalation of the Russia-Ukraine

war and the resulting tensions between

Russia and other nations,
social unrest and volatility in the Middle East,

the ongoing conflict between Israel and

Hamas, threats of terrorism and ongoing protectionist

measures due to a
decline in global alignment. These factors

can result in sanctions and countersanctions

and related operational complexities,

supply chain disruptions, increased
likelihood of cyber-attacks on critical public

and private infrastructure and networks and

have the potential to generate further

regulatory and policy uncertainty.
Should these geopolitical risks continue,

they may have an adverse impact on the Bank,

its business, financial condition and its

customers.
Inflation, Interest Rates and Recession

Uncertainty
Fluctuating interest rates and inflation, together

with overall macroeconomic conditions, could

have adverse impacts on the Bank’s cost of funding,

result in
increased loan delinquencies or impairments

and higher credit losses due to deterioration

in the financial condition of the Bank’s customers

and may necessitate
further increases in the Bank’s provision for credit

losses and net charge offs, all of which could

negatively impact the Bank’s business, financial

condition, liquidity
and results of operations. Inflation has declined

from peak levels, but households continue

to feel the effect of past price increases,

which have weighed on
confidence and reduced spending power. Heightened geopolitical risk and elevated tariffs and trade barriers adds

uncertainty to the outlook for inflation and
interest rates. A reacceleration in inflation

could trigger a reversal in recent interest rate declines

and a tightening in financial conditions,

while a deterioration in
economic conditions, especially within

the labour market, could lead to faster decline

in interest rates. In addition, actual stress

levels experienced by the Bank’s
borrowers may differ from assumptions incorporated

in estimates or models used by the Bank.

The uncertain inflation and interest rate environment

increases
concerns around the possibility of a recession

in Canada, the U.S. and other regions

where the Bank and its customers operate and

continues to impact the
macroeconomic and business environment.

Such developments could have an adverse

impact on the Bank’s business, financial condition,

liquidity and results of
operations.
Remediation of the Bank’s U.S. BSA/AML Program

and Enterprise AML Program
On October 10, 2024, the Bank and certain

of its U.S. subsidiaries consented

to orders with the Office of the Comptroller of

the Currency (OCC), the Federal
Reserve Board (FRB), and the Financial

Crimes Enforcement Network (FinCEN) and

entered into plea agreements with the

Department of Justice (DOJ), Criminal
Division, Money Laundering and Asset Recovery

Section and the United States Attorney’s

Office for the District of New Jersey (collectively, the “Global
Resolution”). The Global Resolution includes

a number of limitations on the Bank’s U.S. business,

including an asset limit in certain entities (TD

Bank, N.A. and
TD Bank USA, N.A., collectively referred

to as the “U.S. Bank”) and more stringent

approval processes for new retail bank products,

services, markets and
branches, that could adversely affect the Bank’s business,

operations, financial condition, capital

and credit ratings (some of which were downgraded

following the
announcement of the Global Resolution),

cash flows and funding costs, as well as affect or restrict

the ability of the Bank’s U.S. business to compete

effectively.
Board certifications will be required for dividend

distributions from certain of the Bank’s U.S.

subsidiaries, namely TD Bank, N.A., TD Bank

US Holding Company,
TD Bank USA, N.A. and TD Group US

Holdings LLC, to help ensure the Bank continues

to prioritize the U.S. Bank Secrecy Act/Anti-Money

Laundering program
(U.S. BSA/AML program) remediation. More

details on the terms of the Global Resolution

are set out under the heading “Update

on the Remediation of the U.S.
Bank Secrecy Act/Anti-Money Laundering

Program and Enterprise AML Program”.

The orders and plea agreements have a number

of short-term and long-term deliverables

and obligations, many of which are overlapping

and interdependent.
Additional information about these deliverables

and obligations are set out in the “Update

on the Remediation of the U.S. Bank Secrecy

Act/Anti-Money
Laundering Program and Enterprise AML Program”

section.

Satisfying the terms of the Global Resolution,

including the requirement to remediate

the Bank’s U.S. BSA/AML program, is expected

to be a multi-year endeavor,
and will not be entirely within the Bank’s control including because of (i) the requirement to obtain regulatory

approval or non-objection before proceeding

with
various steps, and (ii) the requirement for

the various deliverables to be acceptable

to the regulators and/or the Monitor. The Bank, its regulators or applicable law
enforcement agencies in various jurisdictions

may also identify other issues as the Bank

remediates and enhances its risk and

control infrastructure, which may
result in additional regulatory proceedings or requirements

in the United States or elsewhere, and

may result in significant additional consequences.

Furthermore,
there is risk that the remediation may not

meet expectations set by regulators and

this may result in additional actions against

the Bank. Until the deficiencies in
the Bank’s U.S. BSA/AML program are fully remediated,

the Bank faces potentially escalating consequences.

For example, if the U.S. Bank does not achieve
compliance with all actionable articles in

the OCC consent orders (and for each successive

year that the U.S. Bank remains non-compliant),

the OCC may require
the U.S. Bank to further reduce total consolidated

assets by up to 7%. Furthermore, delays

in satisfying one regulatory requirement

could affect the Bank’s
progress on others. Failure to satisfy the

requirements of the Global Resolution on

a timely basis could result in additional

fines, penalties, business restrictions,
limitations on subsidiary capital distributions,

increased capital or liquidity requirements,

enforcement actions, increased regulatory

oversight, and other adverse
consequences, which could be significant.

Compliance with the terms of the Global

Resolution, as well as the implementation

of their requirements and
remediation of the U.S. BSA/AML program, is

expected to continue to increase the Bank’s

costs, require the Bank to revise some of

its business strategies and
plans and reallocate resources away from

managing its business and require the Bank

to undergo significant changes to its business,

operations, products and
services, and risk management practices.

In particular, the remediation process will expose the Bank

to the following risks that are described in

more detail below:
(i) Model Risk, as the Bank replaces and

enhances the portfolio of tools being used

to detect, escalate, investigate and action

financial crime risks, (ii) Technology
and Data Risk including risks associated

with data availability, as the Bank implements new technology and data solutions, (iii) Third Party Risk, as the

Bank
engages third party advisors and vendors

to support the Bank’s change objectives, and (iv)

Operational Risk, as the Bank introduces

new organization structures,
creates new roles, onboards new talent, enhances

the global control environment, and invests

in updated processes and procedures

to support financial crime
risks. In addition, as a result of third-party reviews

of governance at the Bank, required in

connection with the remediation of the U.S. BSA/AML

program, the Bank
may be required to make changes in

management and/or governance. As noted

under “Update on U.S. BSA/AML Program

Remediation and Enterprise AML
Program Improvement Activities”, the Bank

continues to make progress on its assessment

and strengthening of the Bank’s Enterprise AML

program and will be
exposed to similar risks as noted above in respect

of the Bank’s U.S. BSA/AML Program, and

we have experienced an increase in identification

of reportable
transactions and/or events. The increase has

added to the operational backlog in our

FCRM investigations processing that the Bank

currently faces, but is working
towards remediating across the enterprise.

In addition, other issues with the Bank’s Enterprise

AML Program or its remediation may be

identified by the Bank or its
regulators, and may result in additional regulatory

or other actions, including broadening

the scope of remediation and improvements

required.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 58
The Global Resolution could have indirect

adverse effects on the Bank and its subsidiaries

and businesses, including subsidiaries

and businesses that are not
directly party to or subject to the orders and plea

agreements, including by jeopardizing

the status of certain regulatory qualifications,

permissions, or exemptions,
or by causing certain counterparties to seek

to terminate contracts or other relationships

with the Bank. For example, TD and its affiliates

sought and received a
permanent order from the U.S. Securities

and Exchange Commission (SEC) allowing

them to continue serving as an investment

adviser, depositor or principal
underwriter to certain investment companies

that are registered with the SEC. In addition,

TD and its affiliates also became disqualified from

relying on the U.S.
Department of Labor’s “qualified professional

asset manager” exemption for purposes

of providing asset management services

to employee benefit plans subject
to the U.S. Employee Retirement Income

Security Act of 1974 (ERISA), and, as

a result, TD has been relying on, and is

expect to continue to be required to rely
on, alternative exemptions for purposes

of ERISA compliance. In the future, the

Bank may be required to seek additional

waivers, consents, approvals or other
exemptions to continue operating its businesses

as presently conducted, and any failure

to obtain such waivers, consents, approvals

or other exemptions or to
comply with any undertaking when such

waivers, consents, approval or other exemptions

are granted could adversely affect the Bank’s results

of operations or
financial condition.

Failure to comply with the terms of the plea

agreements with the DOJ during the five-year

term of probation, including by failing

to complete the compliance
undertakings, failing to cooperate or to report

alleged misconduct as required, or committing

additional crimes, could also subject the Bank

to further prosecution
and additional financial penalties and ongoing

compliance commitments, and could result

in an extension of the length of the term

of probation. In addition, the
Bank’s current or former directors, officers and employees,

as well as the current or former directors,

officers and employees of the U.S. Bank,

may become
subject to civil or criminal investigations or enforcement

proceedings in relation to the Bank’s U.S. BSA/AML

program, which could result in claims against

the
Bank for damages or indemnification, further disruptions

to the Bank’s personnel (including negative

impact on the morale of its personnel) and

its operations and
further damage to its reputation or to the

perceptions of the Bank among the Bank’s customers,

service providers and investors.
The Global Resolution (including the limitations imposed

on the Bank’s U.S. businesses imposed by

the terms of the Global Resolution) may negatively

affect the
Bank’s brand and reputation, if any of the Bank’s or

U.S. Bank’s former or current directors, officers or

employees become subject to, or have adverse

findings
arising from, civil or criminal investigations

or enforcement proceedings, or if the Bank

is unable to satisfy the terms of

the Global Resolution (including the
requirement to remediate the Bank’s U.S. BSA/AML

program) in a manner that is acceptable

to the regulators and/or the Monitor. This potential negative impact on
the Bank’s brand and reputation, as well as the limitations

imposed on the Bank’s U.S. businesses by

the Global Resolution, may adversely affect:

(i) the Bank’s
ability to attract and retain customers and employees;

(ii) the willingness of key third parties, including

service providers, vendors, financial counterparties,
government agencies, and other market participants,

to transact with the Bank; and (iii) the willingness

of investors to retain Bank securities in their

investment
portfolios or to acquire Bank securities. See

also “Level of Competition, Shifts in Consumer

Attitudes, and Disruptive Technology”, “Ability to Attract, Develop, and
Retain Key Talent”, “Third Party Risk”, and “Value and Market Price of our Common Shares and other

Securities”, below.
The value and trading price of the Bank’s securities

could be negatively affected by a number of

factors related to the terms of the Global Resolution,

the
remediation of the issues resulting in the investigations

or the strengthening of the Bank’s Enterprise

AML Program, including if: (i) the Bank

fails to satisfy the
terms of the Global Resolution (including

the requirement to remediate the Bank’s U.S. BSA/AML

program) in a manner that is acceptable

to the regulators and/or
the Monitor; (ii) the impact of the non-monetary

penalties imposed on the Bank are more negative

or sustained longer than anticipated, including

if the limitations
imposed on the Bank’s U.S. businesses weaken

the Bank’s U.S. franchise; (iii) the Bank becomes

subject to further prosecution or financial penalties

(which may
occur if the Bank fails to comply with the

terms of the plea agreements with the DOJ

during the five-year term of probation);

(iv) the Bank’s or U.S. Bank’s former or
current directors, officers or employees become

subject to, or have adverse findings arising

from, civil or criminal investigations or enforcement

proceedings in
relation to the Bank’s U.S. BSA/AML program; (v)

the impact on the Bank’s brand and reputation is

more negative or sustained than anticipated;

and/or (vi) if any
of the risks described in this “Remediation of

the Bank’s U.S. BSA/AML Program and Enterprise

AML Program” section materializes. The

foregoing factors may
also lead to rating agencies further downgrading

the Bank’s credit ratings and outlooks. See also

“Value and Market Price of our Common Shares and other
Securities” and “Downgrade, Suspension

or Withdrawal of Ratings Assigned by any

Rating Agency”, below.
See also the risks described under “Regulatory

Oversight and Compliance Risk”.
Regulatory Oversight and Compliance

Risk
The Bank and its businesses are subject

to extensive regulation and oversight by

a number of different governments, regulators and

self-regulatory organizations
(collectively, “Bank regulators”) around the world. Regulatory and legislative changes, as well as changes in

the Bank’s regulators’ expectations occur in all
jurisdictions in which the Bank operates.

Bank regulators around the world continue

to focus on capital, liquidity, and interest rate risk (IRR) risk management; consumer protection and

fair access; data
access, use and management; technology and

cybersecurity; insider risk, conduct risk

and internal risk and control frameworks

across the three lines of defense;
foreign interference; and financial crime including

money laundering, terrorist financing and economic

sanctions risks and threats, among others.

There is
heightened focus by Bank regulators globally

on the impact of tariffs, interest rates and inflation

on customers, as well as on the Bank’s operations

and its
management and oversight of risks associated

with these matters. In addition, these risks continue

to rapidly evolve, as a result of new or emerging

threats,
including geopolitical and those associated

with the use of new, emerging and interrelated technologies, digital and crypto-assets, quantum computing,

artificial
intelligence (AI), machine learning, models

and decision-making tools.
The content and application of laws, rules and

regulations affecting financial services institutions

may sometimes vary according to factors such

as the size of the
institution, the jurisdiction in which it is organized

or operates, and other criteria. There

can also be significant differences in the ways that

similar regulatory
initiatives affecting the financial services industry are

implemented in Canada, the United States

and other countries and regions in

which the Bank does business.
For example, when adopting rules that are

intended to implement a global regulatory

standard, a national regulator may introduce

additional or more restrictive
requirements. Furthermore, some of the Bank’s regulators

have the discretion to impose additional requirements,

standards or guidance regarding the Bank’s
capital, liquidity and IRR risk management,

or other matters within their regulatory scope,

and in some cases the Bank may be prohibited

by law from publicly
disclosing such additional requirements,

standards or guidance. Compliance with these additional

requirements, standards or guidance

may increase the Bank’s
compliance and operational costs, and

could adversely affect the Bank’s businesses and results

of operations. Regulators have indicated

the potential for
escalating consequences for banks that do

not timely resolve open issues or have

repeat issues. Furthermore, delays in satisfying

one regulatory requirement
could affect the Bank’s progress on others. Failure to satisfy regulatory requirements on a timely basis

could result in additional fines, penalties, business
restrictions, limitations on subsidiary capital distributions,

increased capital or liquidity requirements,

enforcement actions, increased regulatory

oversight, and
other adverse consequences, which could be

significant. Compliance with any consent

orders, compliance agreements/orders or other

regulatory enforcements,
as well as the implementation of their requirements,

may increase the Bank’s costs, require the Bank

to reallocate resources away from managing

its business,

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 59
negatively impact the Bank’s capital and credit ratings,

cash flows and funding costs, require the Bank

to undergo significant changes to its business,

operations,
products and services, and risk management

practices, damage the Bank’s reputation, and

subject the Bank to other adverse consequences,

including additional
financial penalties, restrictions and limitations.
The Bank monitors and evaluates the potential

impact of applicable regulatory developments

(including enacted and proposed rules,

standards, public
enforcement actions, consent orders, and

regulatory guidance). However, while the Bank devotes

substantial compliance, legal, and operational

business
resources to facilitate compliance with these

developments by their respective effective dates,

and also to the consideration of other Bank

regulator expectations, it
is possible that: (i) the Bank may not be

able to accurately predict the impact of

regulatory developments, or the interpretation

or focus of enforcement actions
taken by governments, regulators and courts, (ii)

the Bank may not be able to develop or enhance

the platforms, technology, or operational procedures and
frameworks necessary to comply with, or adapt

to, such rules or expectations in advance

of or by their effective dates; or (iii) regulators and

other parties could
challenge the Bank’s compliance. Also, it may be

determined that the Bank has not adequately, completely or on a timely basis addressed regulatory
developments or other regulatory requirements,

including enforcement actions, to which it

is subject, in a manner which meets Bank regulator

expectations.
At any given time, the Bank is subject

to a significant number of legal and regulatory

proceedings and to numerous governmental

and regulatory examinations.
Additionally, the Bank has been subject to regulatory enforcement proceedings and has entered into

settlement agreements with Bank regulators,

and the Bank
may continue to face a greater number or

wider scope of investigations, enforcement

actions and litigation. The Bank could also

be subject to negative regulatory
evaluation or examination findings not only

because of violations of laws and regulations,

but also due to failures, as determined

by its regulators, to have
adequate policies and procedures, or to remedy

deficiencies on a timely basis. Regulatory

and legislative changes and changes in expectations

will continue to
increase the Bank’s compliance and operational

risks and costs. In addition, legislative and regulatory

initiatives could require the Bank to make

significant
modifications to its operations in the relevant

countries or regions in order to comply

with those requirements. This could result in increased

costs as well as
adversely affect the Bank’s businesses and results of operations.
See also the risks described under the heading

“Introduction of New and Changes

to Current Laws, Rules and Regulations” and “Remediation

of the Bank’s U.S.
BSA/AML Program and Enterprise AML Program”.
Executing on Long-Term Strategies and Shorter-Term

Key Strategic Priorities
The Bank has a number of strategies and priorities,

including those detailed in the “Strategic

Review”

section and each Segment’s “Business Segment

Analysis”
section of this document, which may include

large scale strategic or regulatory initiatives

that are at various stages of development

or implementation. Examples
include organic growth strategies; transforming

distribution models; anticipated cost reductions;

revenue acceleration; simplifying operating

models and processes;
projects to meet new regulatory requirements;

leveraging and scaling automation and AI

capabilities; and modernizing existing platforms,

technology and digital
capabilities. Strategies may adjust in response

to shifts in the internal and external environment

and/or changes in leadership. Risk can be

elevated due to the
size, scope, velocity, interdependency, and complexity of projects; limited timeframes to complete projects; and competing priorities

for limited specialized
resources. The Bank may not achieve its

strategic or financial objectives. In addition,

the remediation of the Bank’s U.S. BSA/AML

Program and Enterprise AML
Program, including the limitations on the Bank’s U.S.

business, could adversely affect the Bank’s ability to

achieve some of its strategies and priorities.
The Bank regularly explores opportunities

which include acquisitions and dispositions of companies

or businesses, directly or indirectly, through its subsidiaries.

In
respect of acquisitions and dispositions,

the Bank undertakes transaction assessments

and due diligence before completing

a merger, acquisition or disposition to
confirm the transaction fits within the Bank’s

Risk Appetite, and closely monitors integration

activities and performance post-close.

However, the Bank’s ability to
successfully complete an acquisition or disposition

is often subject to regulatory and other

approvals, and the Bank cannot be certain

when, or if, or on what terms
and conditions, any required approvals

will be granted.
While there is significant management attention

on the governance, oversight, methodology, tools, and resources needed to manage the Bank’s strategies and
priorities, the Bank’s ability to execute on them

is dependent on a number of assumptions

and factors. These include those set

out in the “Economic Summary and
Outlook”, “Key Priorities for 2026”, “2025 Accomplishments

and Focus for 2026”, “Operating Environment

and Outlook”, and “Managing Risk” sections

of this
document, as well as disciplined resource

and expense management and the Bank’s ability

to implement (and the costs associated

with the implementation of)
programs to comply with new or enhanced

regulations or regulator demands, all of

which may not be in the Bank’s control and are difficult

to predict.

In addition, from time to time, the Bank

may invest in companies without taking a controlling

position in those companies. This may adversely

impact the Bank
financially if the investment does not

perform or reputationally if the company makes

decisions the Bank does not agree with.
If any of the Bank’s strategies, priorities, acquisition

and integration activities, dispositions

or investments are not successfully executed,

or do not achieve their
financial or strategic objectives, there may be

an impact on the Bank’s operations and financial performance and the Bank’s earnings could grow more slowly or
decline.
Schwab IDA Agreement Exposes the

Bank to Certain Risks

The Bank has an insured deposit account

agreement with Schwab and it may be affected

by actions taken by Schwab, or if Schwab does

not perform its
obligations, pursuant to the Schwab IDA Agreement

(as further described in the “Financial Results

Overview”

section of this document). Although the Schwab

IDA
Agreement requires Schwab to make certain

payments to the Bank to compensate it

for specific instances of non-performance

by Schwab, if Schwab does not
make such payments, the Bank’s financial results

would be impacted including from a loss

of revenues, a potential increase in the

cost of funding to replace the
deposits, and losses primarily related to hedging.
Technology and Cybersecurity Risk
Technology and Cybersecurity risks for large financial institutions like the

Bank continue to increase, especially due

to heightened geopolitical tensions and

a
challenging macroeconomic environment

that increase the risk of cyber-attacks. The rising

risk of attacks on critical infrastructure and

supply chains is due, in part,
to the proliferation, sophistication and constant

evolution of new technologies and

attack methodologies used by threat actors,

such as organized criminals, nation
states, sociopolitical entities and other internal

and external parties. Heightened risks

may also result from the size and scale of a

financial institution’s operations,
geographic footprint, the complexity of its

technology infrastructure, its reliance on internet

capabilities, cloud and telecommunications

technologies to conduct
financial transactions, such as the continued

development of mobile and internet banking

platforms, as well as opportunistic

threats by actors that have
accelerated exploitations of new weaknesses,

misconfigurations or vulnerabilities.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 60
The Bank’s technologies, systems and networks,

those of the Bank’s customers (including their

own devices), and those of third parties

providing services to the
Bank, continue to be subject to cyber-attacks,

and may be subject to disruption of

services, data security or other breaches (such

as loss or exposure of
confidential information, including customer

or employee information), identity theft and

corporate espionage, or other incidents.

The Bank has experienced service
disruptions due to technology failure or

connectivity issues triggered by a third party

and may be subject to service disruptions

in the future due to cyber-attacks
and/or technology failure or connectivity issues.

The Bank’s use of third-party service providers, including

their subcontractors and supply chain, which

are subject
to these potential incidents, increases the risk

of potential attack, breach or disruption;

and may delay our response as the Bank has

less immediate oversight and
direct control over the third parties’ technology

infrastructure or information security.
The Bank may experience material loss or

damage in the future as a result of online attacks

on banking systems and applications,

supply chain attacks,
ransomware attacks, introduction of malicious

software, denial of service attacks, malicious insiders

or service provider exfiltration of data,

AI-assisted attacks, and
phishing attacks, among others. Any of these

attacks could result in fraud, unauthorized

disclosure or theft of data or funds, or the disruption

of the Bank’s
operations. Cyber-attacks may include attempts

by malicious insiders or service providers

of the Bank to disrupt operations, access

or disclose sensitive
information or other data of the Bank, its customers,

or its employees. Attempts to deceive employees,

customers, service providers, or other users

of the Bank’s
systems continue to occur, in an effort to obtain sensitive information,

gain access to the Bank’s or its customers’ or employees’

data or customer or Bank funds, or
to disrupt the Bank’s operations. While these deception

attempts have not resulted in materially adverse

impacts on the Bank thus far, there can be no assurance
that future deception attempts may not be successful,

especially as threats become more

sophisticated. In addition, the Bank’s customers

may use personal
devices, such as computers, smartphones, and

tablets, which limits the Bank’s ability to mitigate

certain risks introduced through these personal

devices.

The Bank regularly reviews external events

and assesses, and may enhance, its controls

and response capabilities as it considers

necessary to help mitigate
against the risk of cyber-attacks or data security

or other breaches in response to the

evolving threat environment, but these

activities may not mitigate all risks,
and the Bank may experience loss or damage

arising from such attacks or breaches.

As a result, the industry and the Bank are

susceptible to experiencing
potential financial and non-financial loss and/or

harm from these attacks or breaches.

The adoption of certain technologies, such as

cloud computing, AI, machine
learning, robotics, and process automation

call for continued focus and investment

to manage the Bank’s risks. It is possible that the

Bank, or those with whom the
Bank does business, have not anticipated or

implemented or may not anticipate or

implement effective measures against all

such cyber and technology-related
risks, particularly because the tactics, techniques,

and procedures used by threat actors

change frequently and risks can originate

from a wide variety of sources
that have also become increasingly sophisticated.
Furthermore, the Bank’s owned and operated applications,

platforms, networks, processes, products,

and services could be subject to failures

or disruptions, or
non-compliance with regulations as a result

of human error, natural disasters, utility or infrastructure disruptions,

pandemics or other public health emergencies,
malicious insiders or service providers, cyber-attacks

or other criminal or terrorist acts, which

may impact the Bank’s operations. Such adverse

effects could limit
the Bank’s ability to deliver products and services

to customers, and/or damage the Bank’s reputation,

which in turn could lead to financial loss.

Cyber insurance
providers continue to be concerned about

systemic cyber risk, causing coverage term

changes across the industry. This has the potential to impact the Bank’s
ability to mitigate risks through cyber insurance

and may limit the amount of coverage

available for financial losses.
The Bank’s investments in its technology and

cyber infrastructure, including the investment in

its risk and control environment, may be

inadequate to meet
regulatory expectations, remain competitive,

serve clients effectively, and avoid business disruptions or operational errors.
Data Risk
Data risk is the risk associated with inadequate

or inappropriate use, management, or

protection of the Bank’s data assets, which

may adversely impact the Bank’s
operations, strategic objectives, reputation,

customer trust and financial results, and

may result in financial losses, regulatory investigations

and enforcement
proceedings, and legal proceedings.
Data use cases have increased due to process

automation and greater reliance on analytics

and business intelligence to support decision-making.

There are
heightened risks

and expectations for managing integrity and

quality of customer data and privacy. This risk highlights

the importance of effective controls to
mitigate data risk and build and maintain the

trust of our customers, shareholders, and

regulators. Data risk spans broadly across

multiple risk categories and
business segments and typically arises

out of operational risks such as technology, cybersecurity, AI, fraud, third-party, model, people and process risks.
TD’s investments to improve its risk and control

environment, modernize its data and technology, and operating model changes to further enhance data
management and protection may be insufficient

to meet regulatory expectations, remain

competitive, serve clients effectively, and avoid business disruptions

or
operational errors.
Model Risk
Model Risk is the potential for adverse consequences

arising from decisions based on incorrect

or misused models and their outputs.

Model uncertainty remains
due to geopolitical events that could impact

model performance (i.e., data used to calibrate

models is not reflective of current environment

and structural economic
changes). Short-

and long-term mitigants have been identified

and executed to help improve resilience

of models trained on historical data; however,
management’s efforts to assess and update models

may not adequately or successfully improve

the predictiveness of such models.
External Fraud Activity
External fraud risk is the risk associated

with activities perpetuated by individuals or entities

outside of the organization, to deceive,

manipulate, or exploit the
organization or its customers,

or that have the potential to do the

same, for financial and/or non-financial gain

resulting in financial loss to the organization or

its
customers, and/or harm to shareholder

value or the Bank’s brand or reputation. These acts

are perpetrated by external parties, such

as customers or others. In
deciding whether to extend credit or enter into other

transactions with customers or counterparties,

the Bank may rely on information furnished

by or on behalf of
such customers, counterparties or other

external parties, including financial statements

and financial information and authentication

information. The Bank may
also rely on the representations of customers,

counterparties, and other external parties

as to the accuracy and completeness of

such information.
Misrepresentation of this information potentially

exposes the Bank to increased external

fraud events when transacting with customers

or counterparties. In order
to authenticate customers, whether through

the Bank’s phone or digital channels or in its branches

and stores, the Bank may also rely on certain

authentication
methods which could be subject to external

fraud because of the technologies utilized

by external threat actors.

Additionally, TD, and the industry, continues to experience elevated levels of fraud attempts.

The Bank’s investments in external fraud prevention

and detection
programs, capabilities, measures and defences,

keeps external fraud activity within tolerable

levels but may not successfully mitigate against

all external fraud
activity which could result in financial loss or

disruptions in the Bank’s businesses. In addition

to the risk of material loss (financial loss,

misappropriation of

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 61
confidential information or other assets of

the Bank or its customers and counterparties)

that could result from external fraud activity, the Bank could face legal
action and customer and market confidence

in the Bank could be impacted by external

fraud activity.
Insider Risk
Insider risk is the risk associated with an individual

who has, or had, authorized access to TD’s people,

processes, technology, information, and facilities who
intentionally or recklessly misuses their access,

knowledge, or authority for improper, unlawful or unethical

activities that could negatively affect the Bank including
employees or customers.

The financial industry continues to observe

an increased number of insider risk cases,

leading to new or emerging threats. These

cases may lead to data or
privacy breaches, intellectual property theft,

fraud, operational disruptions, and regulatory

and compliance risks.

The Bank closely monitors the internal

threat environment across all typologies and

continues to invest in TD’s insider risk management

program, both in the first
line preventative, detective and resolution

tools and process, as well as in the second

line oversight activity. Notwithstanding these investments, the risk of insider
fraudulent activity is not fully mitigated and

the Bank could be exposed to potential adverse

regulatory, financial, operational, legal, and reputational impacts and losses as a result of insider events.
Conduct Risk
Conduct risk is the risk arising from employee

conduct or business practices causing unfair

outcomes to persons to whom we offer or sell

our products or services,
or harm to market integrity. Conduct risk may arise from the failure to comply with laws, regulatory requirements and

standards, or the TD Code of Conduct and
Ethics.

Conduct risk is a risk across all industries

that can have significant impact to organizations,

including the Bank. From time to time,

some of the Bank’s employees
have failed, and may in the future fail to comply

with applicable laws, regulatory requirements

and standards, and the TD Code of

Conduct and Ethics. Our
systems and procedures, including the TD

Code of Conduct and Ethics, may be inadequate

to ensure that our employees comply with

the law and operate with
integrity, leading to damage to our business and reputation, regulatory action, or other potential adverse impacts

to the Bank.

Third-Party Risk
The Bank recognizes the value of using

third parties to support its businesses, as

they provide access to modern applications,

processes, products and services,
specialized expertise, innovation, economies

of scale, and operational efficiencies. However, the Bank may become dependent on third parties with respect

to
continuity, reliability, and security, and their associated processes, people and facilities. As the financial services industry and its supply chains become

more
complex, the need for resilient, robust, holistic,

and sophisticated controls, and ongoing

oversight increases.
The Bank also recognizes that the applications,

platforms, networks, processes, products,

and services from third parties could be

subject to failures or disruptions
impacting the delivery of services or products

to the Bank. These failures or disruptions could

be because of human error, natural disasters, utility or infrastructure disruptions, changes in the financial condition

of such third parties, other general business and

economic conditions which may impact

such third parties,
pandemics or other public health emergencies,

malicious insiders or service providers,

cyber-attacks or other criminal or terrorist acts,

or non-compliance with
regulations. Such adverse effects could limit the Bank’s

ability to deliver products and services

to customers, lead to disruptions in the Bank’s businesses,

expose
the Bank to financial losses that the Bank is

unable to recover from such third parties,

and expose the Bank to legal, operational

and regulatory risks, including
those outlined under the headings “Remediation

of the Bank’s U.S. BSA/AML Program and Enterprise

AML Program”, “Regulatory Oversight

and Compliance
Risk” and “Legal Proceedings”, and/or damage

the Bank’s reputation, which in turn could result

in an adverse impact to the Bank’s operations,

earnings or financial
condition.
Catastrophe Risk
Catastrophe risk is the possibility that single

or multiple large-scale catastrophic events

could contribute to increased variability in

insurance loss claims that differ
significantly from expectations. Catastrophic

events can increase volatility in the Bank’s insurance

business results and adversely affect liquidity, profitability and financial condition. Examples include hurricanes,

earthquakes, hailstorms, windstorms,

floods, severe winter weather, wildfires, and man-made

disasters.

Although we use industry-standard models

to estimate the likelihood and financial impact

of natural disasters across the regions

where we operate, these events
and their associated losses remain inherently

unpredictable. The models assume various

conditions and probability scenarios and

may not accurately predict
future losses. Climate change adds further

uncertainty to the frequency and severity

of catastrophic events and to future trends and

exposures. Additionally, the
geographic concentration of insured individuals

can amplify claims.

These factors may lead to higher reinsurance

costs and reduced coverage for insurers,

which could, in turn, limit customers’

access to insurance due to availability
or affordability constraints. For the Bank, catastrophe

risk may ultimately increase credit losses

if real or personal property is damaged during

such events,
particularly when insurance coverage is insufficient.
Introduction of New and Changes to

Current Laws, Rules and Regulations
The financial services industry is highly regulated.

The Bank’s operations, profitability and reputation

could be adversely affected by the introduction of

new laws,
rules and regulations, amendments to, or

changes in interpretation or application of

current laws, rules and regulations, issuance

of judicial decisions, and changes
in enforcement pace or activities. These adverse

effects could also result from the fiscal, economic,

and monetary policies of various central

banks, regulatory
agencies, self-regulatory organizations and

governments in Canada, the U.S., the

United Kingdom, Ireland, Asia Pacific and

other countries and regions, and
changes in the interpretation or implementation

of those policies. Such adverse effects may include

incurring additional costs and devoting

additional resources to
address initial and ongoing compliance; limiting

the types or nature of products and services

the Bank can provide and fees it can charge; unfavourably

impacting
the pricing and delivery of products and services

the Bank provides; increasing the ability

of new and existing competitors to compete

on the basis of pricing,
products and services (including, in jurisdictions

outside Canada, the favouring of certain

domestic institutions); and increasing risks

associated with potential non-
compliance. In addition to the adverse impacts

described above, the Bank’s failure to comply

with applicable laws, rules and regulations

could result in sanctions,
financial and non-financial penalties, and

changes including restrictions on offering certain products

or services or on operating in certain jurisdictions,

that could
adversely impact its earnings, operations and

reputation. See also the risks described

under the heading “Remediation of

the Bank’s U.S. BSA/AML Program and
Enterprise AML Program” and “Regulatory Oversight

and Compliance Risk”.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 62
The regulation of financial crime, including,

anti-money laundering, anti-terrorist financing

and economic sanctions, continues to be

a high priority globally, with an
increasing pace of regulatory change and geopolitical

events, along with heightened and evolving

regulatory standards in all the jurisdictions

in which the Bank
operates.

The global data and privacy landscape is dynamic

and regulatory expectations continue to evolve.

New and amended legislation is anticipated in

various
jurisdictions in which the Bank does business.
Canadian and global regulators have been increasingly

focused on conduct, operational resilience,

consumer protection and fair access matters

and risks, which
could lead to investigations, remediation requirements,

and higher compliance costs.
Regulators are maintaining their focus

on some sustainability-related matters, including

climate change, greenwashing and sustainable

finance. Regulators are
also adapting to shifts in policies causing

some regulators to pause the development

of disclosure rules and/or introducing amendments

to the existing disclosure
requirements in some of the jurisdictions in

which the Bank does business. In addition, there

may be changes in interpretation or application of

current laws, rules
and regulations to incorporate sustainability

matters in ways that were not previously

anticipated.
Despite the Bank’s monitoring and evaluation

of the potential impact of rules, proposals, public

enforcement actions, consent orders and

regulatory guidance,
unanticipated new regulations or regulatory interpretations

applicable to the Bank may be introduced

by governments and regulators around

the world and the
issuance of judicial decisions may result in

unanticipated consequences to the Bank.

Canada
In Canada, there are a number of government

and regulatory initiatives underway that

could impact financial institutions and initiatives

with respect to payments
evolution and modernization, open banking,

consumer protection, protection of customer

data, technology and cybersecurity, climate risk management

and
disclosure, greenwashing, dealing with vulnerable

persons, competitiveness of the financial

services industry, and anti-money laundering.

Some examples include:

●

The Client Relationship Model Phase 3 (CRM3)

requirements in Canada are set to take

effect starting January 1, 2026, promoting enhanced
transparency in reporting all costs associated

with investment funds, including direct and

indirect fees. This represents a significant

regulatory evolution
from Client Relationship Model Phase 2 (CRM2)

by requiring financial institutions to provide

investors with a detailed view of total investment

costs and
their impact on returns, thus aiming to improve

investor understanding and trust. The

impact largely steps from required upgrades

to IT systems to
produce scalable reporting. The transition

to CRM3 demands strategic planning and

resource allocation to manage compliance

without overwhelming
operational capacity, making it a potentially costly and complex endeavor for major financial institutions in Canada.
●

The federal government is implementing

AML related requirements as part of its

mandated five-year review of Canada’s AML

Regime. In addition,
further changes are proposed under Bill C-2, the Strong Borders Act
, which would provide FINTRAC with enhanced

supervisory and enforcement tools
and powers. Many of the provisions are anticipated

to have or will have short coming into

force dates once finalized. It can also be expected

that further
changes may be required following the completion

of the Financial Action Task Force (FATF) Mutual Evaluation of Canada’s AML Regime, which is currently underway and anticipated to be

completed in mid-2026. The pace of this change,

the short timelines to implement and the

evolving risks could
result in increased costs and risk that may impact

the Bank’s businesses, operations and results.

●

The Canadian Securities Administrators (CSA)

is examining the implications of data

portability in Canadian capital markets

and is engaging industry
stakeholders through a new cohort-based and

forward-looking Testing Environment: the CSA Collaboratory. The first test within the CSA Collaboratory will seek to provide the CSA with a greater

understanding of the impacts of data portability

solutions and in particular the collection,

analysis and
transfer of client data, which is sometimes referred

to as e-KYC solutions.
There also continues to be emphasis on reducing

regulatory burden in certain domains:

●

Canadian Investment Regulatory Organization

(CIRO) launched a consultation on exploring

the adoption of a Consumer-driven banking

framework with
a goal to reduce regulatory duplication, align

national standards, securities legislation,

while providing education and guidance. CIRO’s

Rule
Consolidation Project continues to move forward

in successive iterations, aimed to

secure adoption of prior Investment Dealer and

Partially
Consolidated (IDPC) and Mutual Fund

Dealers Association (MFDA) rules, with deemed

material impacts on stakeholders. This tranche

of proposed
rules has broad reach and relates to outsourcing

and service arrangements, continuing education,

reporting, and handling of complaints, internal
investigations and other reportable matters,

recordkeeping and client reporting,

financial insolvency, client asset use and custody, and financing arrangements.
United States
The current U.S. regulatory environment

is marked by a shift in regulatory priorities

at the federal level. Federal regulators

have been working to: (i) ease capital
requirements, (ii) streamline bank merger processes,

(iii) facilitate engagement with digital

assets including cryptocurrency and

fintech partnerships, (iv) reduce
barriers to AI innovation, and (v) address

perceived biases in banking services.

These changes lead to heightened risks and

regulatory uncertainty – especially as
it pertains to the potential for increased state

scrutiny due to reduced Federal regulatory activity. Notable regulatory changes include the CFPB’s withdrawal of 67
guidance documents and various proposed

rules, halting of ongoing examinations,

and termination of various enforcement

orders. In addition, the Federal
Reserve, OCC, and FDIC have issued a proposed

rule rescinding the 2023 Community

Reinvestment Act (CRA) final rule and replacing

it with the CRA
regulations which were in effect in 1995, with

limited technical amendments. The Agencies

prior CRA framework remains in effect given

the pending litigation.
With respect to regulatory capital requirements,

the banking agencies have jointly commenced

a holistic review of the U.S. capital framework

with the intent to
ensure U.S. capital requirements: (i) are appropriately

calibrated, (ii) free of unnecessary complexity

or duplication, and (iii) effectively support

financial stability
within the industry. As part of this review, the banking agencies are contemplating potential changes to various components

of the regulatory capital framework,
including, risk-based capital, leverage-based

capital, stress testing, and capital surcharges applied

to the largest U.S. banking institutions.

The Federal Reserve
has indicated that work on proposed rules

for Supplementary Leverage Ratio (SLR), Stress

Capital Buffer (SCB), Globally Systemically

Important Bank (G-SIB)
surcharge, and Basel III are all in process.

It is unclear what the substance of the proposals,

any resulting final rules, the timing on finalization

of the rules, and the
time frame for compliance, will be. In April 2025,

the Federal Reserve issued a proposed rule

allowing the averaging of stress testing results

over a period of two
years. This is expected to be the first in a

series of proposals to provide greater transparency

in stress testing and reduce the volatility

of stress capital buffers
applied to large institutions during the stress

testing process.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 63
Under the prior administration, the FDIC, OCC,

and DOJ adopted final policy statements

on bank mergers, certain provisions of which

were expected to temper
merger activity among large banks. The

current administration has taken actions

to signal a more receptive attitude toward

large bank consolidations going
forward. An Executive Order issued in August

2025 revoked the previous administration

order which called for greater scrutiny of

mergers and acquisitions activity,
including in the banking sector. The OCC and FDIC have rescinded their 2024 merger policy statements and

reinstated their previous approaches

to review of
proposed bank mergers, and the DOJ is also

expected to reassess its approach to bank

mergers.

There is growing momentum around reassessing

the prior Administration’s skeptical stance on

cryptocurrencies and digital assets. Following

an Executive Order
aimed at fostering digital assets and cryptocurrencies,

both the FDIC and OCC eliminated prior

approval requirements for insured banks

offering crypto-related
services, and rescinded previous risk guidance.

Additionally, the enactment of the GENIUS ACT created a statutory framework for stablecoins, and the potential
for additional legislation regarding non-stablecoin

digital assets (including a push for overall

market structure legislation covering digital

assets).
The OCC removed references to reputational

risk from its examination guidance. The

Federal Reserve has announced it will remove

reputational risk from its
examination process and has commenced

the process of removing references to reputation

and reputational risk from its supervisory

materials and examination
manuals. The FDIC is expected to follow in

the near term; these changes may also

be codified through legislation.
An Executive Order was issued in August 2025

on debanking. The Executive Order directs

the banking regulators to review whether banks

are currently or
previously engaged in unlawful debanking,

and to impose remedial or disciplinary

measures on those banks found to have done

so. The regulators are required to
conduct this review within 120 days of the issuance

of the executive order. The OCC issued a request

for information to nine of its largest supervised

institutions
regarding debanking and announced it

will consider any unlawful debanking in evaluating

applications from their supervised institutions,

as well as in Community
Reinvestment Act examinations and

ratings. The Small Business Administration

is also engaging in a review of debanking

for SBA lenders.
Further to the Executive Order on debanking,

the OCC and FDIC introduced a joint proposed

rule which would prohibit the OCC and

FDIC from criticizing or taking
adverse actions against a financial institution on

the basis of reputational risk. This step

towards regulatory codification by the OCC

and FDIC follows earlier steps
taken by the OCC to remove references

to reputational risk from their examination

guidance, and announcements made by

the FRB that it has commenced the
process of removing reputational risk from its

supervisory materials and examination manuals.
The FDIC and OCC have also jointly issued

a proposed rule that would define “unsafe

and unsound practice”

and revise the framework for issuing Matters
Requiring Attention (MRA). This proposal is

intended to shift the focus of bank supervision

towards financial risk and away from process.

Both the joint proposed
rule on Reputational Risk and the joint proposed

rule on Unsafe and Unsound Practices and

Matters Requiring Attention have a 60 day

comment period ending on
December 29, 2025. On November 18, 2025,

the FRB publicly released an internal memorandum

on Supervisory Operating Principles,

which outlines internal
directives for bank examiners and other

supervisory staff which directs such staff to focus on

material financial risk and not processes

and procedures (among
other changes to the issuance, and evaluation

of MRAs and regulatory findings). This internal

memorandum is not a binding rule, but

it articulates the priorities of
the current FRB Vice Chair for Supervision, and

exam staff are expected to follow these principles.

It is expected that the federal banking

regulators will continue to
take steps which reorient banking regulations

to focus on material financial risks, and

to deemphasize reputational risks. The regulators

are expected to continue
their efforts to combat debanking,

including as they assess responses to

their information requests on this issue.
Europe
In Europe, there remains a degree of uncertainty

in connection with the future of the United

Kingdom – European Union relationship,

and reforms implemented
through the existing and forthcoming EU

law and regulation, including the Capital

Requirements Directive VI, could result in higher

operational and system costs
and potential changes in the types of products

and services the Bank can offer to customers in

the region.
Level of Competition, Shifts in Consumer

Attitudes, and Disruptive Technology

The Bank operates in a highly competitive industry, and its performance is impacted by the level of competition.

Customer acquisition and retention can be
influenced by many factors, including

the Bank’s brand and reputation as well as the pricing,

market differentiation, and overall customer experience

of the Bank’s
products and services.

Enhanced competition from incumbents and

new entrants may impact the Bank’s pricing of

products and services and may cause it

to lose revenue and/or market
share. Increased competition requires the Bank

to make persistent short- and long-term investments

to modernize, remain competitive, and continue

delivering
differentiated value to its customers. In addition, the

Bank operates in environments where laws

and regulations that apply to it may

not universally or equitably
apply to its current and emerging competitors,

which could include the domestic institutions

in jurisdictions outside of Canada or the

U.S., or non-traditional
providers (such as Fintech or big technology

competitors) of financial products and services.

Non-depository or non-financial institutions

are often able to offer
products and services that were traditionally

banking products and compete with banks

in offering digital financial solutions (primarily

mobile or web-based
services), without facing the same regulatory

and capital requirements or oversight. These

competitors may also operate at much lower

costs relative to revenue
or balances than traditional banks or offer financial

services at a loss to drive user growth or

to support their other profitable businesses.

These third-parties can
seek to acquire customer relationships, react

quickly to changes in consumer behaviours,

and disintermediate customers from their

primary financial institution,
which can also increase fraud and privacy risks

for customers and financial institutions in

general. The nature of disruption is such

that it can be difficult to
anticipate and/or respond to adequately or

quickly, representing inherent risks to certain Bank businesses,

including payments, lending and self-directed

investing.
As such, this type of competition could also

adversely impact the Bank’s earnings and competitive

positioning.
As described in the “Remediation of the Bank’s

U.S. BSA/AML Program and Enterprise AML

Program” section above, on October 10, 2024,

the Bank and certain
of its U.S. subsidiaries consented to orders

with the OCC, the Federal Reserve Board

and FinCEN, and entered into plea agreements

with the U.S. DOJ. The
negative impact of potential non-compliance

with such orders and plea agreements on

the Bank’s brand and reputation, along with the number

of limitations on the
Bank’s U.S. business imposed by such orders, could

adversely affect the Bank’s ability to attract and

retain customers in the U.S. or elsewhere.

AI adoption by TD and by our third-party vendors,

including newer technologies such as

generative AI and agentic AI, presents

risks and challenges such as
regulatory and legal uncertainty, the risk of biased results or unreliable outputs if commercially implemented,

compliance risks, reputational risks and operational
risks including sophisticated and scaled

fraud / scams, cyber, privacy, data-related, intellectual property, and third-party risks. Despite the Bank’s efforts to evaluate such technologies before their use,

these efforts may not successfully mitigate

these technologies’ inherent risks and challenges,

which could result in
financial loss or disruption to the Bank’s businesses.

In addition, the Bank could face legal action

and customer and market confidence in

the Bank could be
impacted. Given the risk of potential disintermediation

from incumbents, new entrants and

Fintech / big technology competitors, the Bank

may be required to make
significant incremental investments in its innovation

strategies and frameworks in order to remain

competitive. reputational risks and operational

risks including

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 64
sophisticated and scaled fraud / scams,

cyber, privacy, data-related, intellectual property, and third-party risks. Despite the Bank’s efforts to evaluate such technologies before their use, these efforts may not

successfully mitigate these technologies’

inherent risks and challenges, which could

result in financial loss or
disruption to the Bank’s businesses. In addition, the

Bank could face legal action and customer

and market confidence in the Bank could

be impacted. Given the
risk of potential disintermediation from incumbents,

new entrants and Fintech / big technology

competitors, the Bank may be required to

make significant
incremental investments in its innovation

strategies and frameworks in order to remain

competitive.

Adoption of digital assets such as cryptocurrencies,

stablecoins, tokenized deposits and/or

similar distributed ledger instruments is an

emerging market
development. Given market activity and

regulatory change, particularly in the U.S,

the Bank may need to make incremental investments

within its risk appetite to
participate in these digital asset businesses.

This may expose the Bank to new risks including,

but not limited to, fraud, cyber, privacy, data, legal and compliance, operational, intellectual property, third-party, and liquidity risks. There is also the risk that broad customer adoption may disintermediate

or substitute the Bank’s
payment products, investment services and/or

client deposits, impacting capital, fee income, and

its ability to acquire and/or retain customers.
Environmental and Social Risk (including

Climate-Related Risk)

As a financial institution, the Bank is subject

to environmental and social (E&S) risk. E&S

risk is a transverse risk, driving financial and

non-financial risks. Drivers
of E&S risk are often multi-faceted and can originate

from the Bank’s internal environment, including

its operations, business activities, environmental

and social-
related commitments, products, clients, colleagues,

or suppliers. Drivers of E&S risk can

also originate from the Bank’s external environment,

including the
communities in which the Bank operates, as

well as second-order impacts of physical risks

and the transition to a low-carbon

economy.
Climate-related risk is the risk of financial loss

or other harm resulting from the physical and

transition risks of climate change to the Bank,

its clients or the
communities in which the Bank operates.

This includes physical risks arising from

the consequences of a changing climate, including

acute physical risks
stemming from extreme weather events happening

with increasing severity and frequency (e.g.,

wildfires and floods), and chronic physical

risks stemming from
longer-term, progressive shifts in climatic

and environmental conditions (e.g., rising

sea levels and global warming). Transition risks arise

from the process of
shifting to a low-carbon economy, influenced by new and emerging climate-related public policies, potential

and actual litigation, changing societal

demands and
preferences, technologies, stakeholder expectations,

and legal developments.
Social risk is the risk of financial loss or other

harm to the Bank, its clients or the communities

in which the Bank operates resulting

from social factors, including,
but not limited to, adverse human rights (e.g.,

discrimination, Indigenous Peoples’ rights,

modern slavery, including forced labour and child labour and human trafficking), the social impacts of climate change (e.g.,

poverty, and economic and physical displacement) and the health and wellbeing of employees (e.g.,
inclusion and diversity, pay equity, mental health, equality, physical wellbeing, and workplace safety).

E&S risks may have financial, reputational,

and/or other implications for both the Bank

and its stakeholders (including customers,

suppliers, and shareholders)
over a range of timeframes. These risks

may arise from the Bank’s actual or perceived actions,

or inaction, in relation to climate change

and other E&S issues, its
progress against its E&S targets or commitments,

or its disclosures on these matters.

These risks could also result from E&S matters

impacting the Bank’s
stakeholders. The Bank’s participation in external

E&S-related organizations or commitments

may exacerbate these risks and subject the

Bank to increased
scrutiny from its stakeholders. In addition,

the Bank may be subject to legal and

regulatory risks relating to E&S matters, including

regulatory orders, fines, and
enforcement actions, financial supervisory

capital adequacy requirements, and legal action

by shareholders or other stakeholders,

including the risks described in
the “Other Risk Factors – Legal Proceedings”

section.

Limitations on the availability and reliability

of data and methodologies may also impact

the Bank’s ability to assess and evaluate E&S

risks. Although these
limitations are expected to improve over time

as the Bank continues to advance its data

capabilities by working with internal and external

subject matter experts,
leading to more robust and reliable E&S risk

monitoring, analysis, and reporting, these

efforts are not expected to eliminate all E&S risks.
Failure to successfully manage E&S-related

expectations across various divergent perspectives

may negatively impact the Bank’s reputation and

financial results.
“Greenwashing” and “social washing” can

occur where claims of E&S benefits are

made in relation to products or services or

corporate performance that are false,
give a misleading impression, or are not supported

or substantiated. These claims have accelerated

in focus inside and outside the Bank.

Public commitments,
new products and disclosures can potentially

expose financial institutions to risk. Investigations

and fines related to greenwashing claims

have occurred in
jurisdictions in which the Bank operates, including

Canada, the U.S. and Europe. Requirements and

penalties for greenwashing continue to evolve,

and the Bank
continues to closely monitor trends in this

space.
OTHER RISK FACTORS
Legal Proceedings
Given the highly regulated and consumer-facing

nature of the financial services industry, the Bank is exposed to significant regulatory, quasi-regulatory and self-
regulatory investigations and enforcement proceedings

related to its businesses and operations.

In addition, the Bank and its subsidiaries are

from time to time
named as defendants or are otherwise involved

in various class actions and other litigation

or disputes with third parties related

to their businesses and operations.
A single event involving a potential violation of

law or regulation may give rise to numerous

and overlapping investigations and proceedings

by multiple federal,
provincial, state or local agencies and officials in

Canada, the U.S. or other jurisdictions. In

addition, failure to satisfy settlement or

consent agreements could lead
to additional enforcement proceedings. For example,

failure to comply with the terms of the

U.S. BSA/AML related plea agreements with

the DOJ during the five-
year term of probation, including by failing

to complete the compliance undertakings,

failing to cooperate or to report alleged misconduct

as required, or committing
additional crimes, could also subject the Bank

to further prosecution and additional financial

penalties and ongoing compliance commitments,

and could result in
an extension of the length of the term of probation.

Furthermore, if another financial institution

violates a law or regulation relating to a particular

business activity
or practice, this will often give rise to an investigation

by regulators and other governmental agencies

of the same or similar activity or practice

by the Bank.
Actions currently pending against the Bank,

or in which the Bank is otherwise involved,

may result in judgments, settlements,

fines, penalties, disgorgements,
injunctions, increased exposure to litigation,

business improvement orders, limitations

or prohibitions from engaging in business

activities, changes to the operation
or management of business activities, or other

results adverse to the Bank, which

could materially affect the Bank’s businesses, financial

condition and operations,
and/or cause serious reputational harm to

the Bank, which could also affect the Bank’s future

business prospects. Moreover, some claims asserted against

the
Bank may be highly complex and include novel

or untested legal theories. The outcome of

such proceedings may be difficult to predict or

estimate, in some
instances, until late in the proceedings, investigations,

or enforcement matters, which may last

several years. Although the Bank establishes

reserves for these
matters according to accounting requirements,

the amount of loss ultimately incurred

in relation to those matters may be material

and may be substantially
different from the amounts accrued. Furthermore,

the Bank may not establish reserves for

matters where the outcome is uncertain. Regulators

and other

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 65
government agencies examine the operations

of the Bank and its subsidiaries on both a routine-

and targeted-exam basis, and they may pursue

regulatory
settlements, criminal proceedings or other enforcement

actions against the Bank in the future.

For additional information relating to the Bank’s

material legal proceedings, refer to Note 25

of the 2025 Consolidated Financial Statements.
Ability to Attract, Develop, and Retain

Key Talent
The Bank’s future performance is dependent on the

availability of qualified talent, the Bank’s ability

to attract, develop, and retain key talent

and effectively manage
changes in leadership. The Bank’s management understands

that the competition for talent continues across

geographies, industries, and emerging capabilities

in
a number of sectors including financial services.

This competition is expected to continue

as a result of the rapid speed of AI adoption,

regulatory expectations,
economic conditions, and ongoing changes

to established work models. This could result

in increased attrition, particularly in areas

where core professional and
specialized skills are required.

As described in the “Remediation of the Bank’s

U.S. BSA/AML Program and Enterprise AML

Program” section above, on October 10, 2024,

the Bank and certain
of its U.S. subsidiaries consented to orders

with the OCC, the Federal Reserve Board

and FinCEN, and entered into plea agreements

with the U.S. DOJ. The
negative impact of such orders and plea

agreements on the Bank’s reputation, along with

the number of limitations on the Bank’s U.S. business

imposed by such
orders, could adversely affect our ability to attract

and retain our talent in the U.S. or elsewhere.

Although it is the goal of the Bank’s enterprise programs,

management resource policies and practices

to attract, develop, and retain key talent

employed by the
Bank or an entity acquired by the Bank, the Bank

may not be able to do so, and these actions

may not be sufficient to mitigate attrition.

Foreign Exchange Rates, Interest Rates,

Credit Spreads, Equity Prices, and Commodity

Prices
Foreign exchange rate, interest rate, credit

spread, equity price, and commodity price

movements in Canada, the U.S., and other jurisdictions

in which the Bank
does business, impact the Bank’s financial position

and its future earnings. Changes in the value

of the Canadian dollar relative to the global

foreign exchange
rates may also affect the earnings of the Bank’s small business,

commercial, and corporate customers. A change

in the level of interest rates affects the interest
spread between the Bank’s deposits and loans, as

well as other interest-bearing assets and liabilities,

and, as a result, impacts the Bank’s net interest

income. In
particular, elevated interest rates would increase the Bank’s interest income from its investments, loan products

and other assets but could also have

adverse
impacts on the Bank’s cost of funding and may also

result in the risks outlined under the heading

“Inflation, Interest Rates and Recession

Uncertainty”. A change in
the level of credit spreads affects the relative

valuation of assets and liabilities and, as a result,

impacts the Bank’s earnings and widening

credit spreads could
also result in significant losses on the holding

value of the Bank’s mark-to-market investments

or, if, to generate liquidity, the Bank has to sell assets that have suffered a decline in value. A change in equity

prices for any unhedged tradeable equity

securities held by the Bank may impact its

financial position and future
earnings. A change in commodity prices

may impact the value of underlying assets

and liabilities. The trading and non-trading

market risk frameworks and policies
manage the Bank’s risk appetite for known

market risk, but such activities may not be

sufficient to mitigate against such market risk, and

the Bank remains
exposed to unforeseen market risk.

Downgrade, Suspension or Withdrawal

of Ratings Assigned by Any Rating

Agency
Credit ratings may impact the Bank’s access to, and

cost of, raising funding and its ability to engage

in certain business activities on a cost-effective

basis. Credit
ratings and outlooks provided by rating agencies

reflect their views and methodologies and

are subject to change based on a number

of factors including the
Bank’s financial strength, asset quality, competitive position, liquidity and capital positions, corporate governance and risk

management, as well as factors not
entirely within the Bank’s control, including conditions

affecting the greater financial services industry. Adjustments to our credit ratings may contribute to additional
collateral or funding obligations which, depending

on their severity, could have a material adverse effect on our liquidity, including credit-related contingent features
in certain derivative contracts, our ability

to raise funds and/or borrowing costs.
Some of the Bank’s credit ratings were downgraded

following the remediation of the Bank’s U.S.

BSA/AML Program and Enterprise AML

Program, and the Bank’s
credit ratings and outlooks could be further

downgraded if the rating agencies consider

that the impact of the Global Resolution

on the Bank is more negative or
sustained longer than expected, including

if the Bank fails to meet the requirements

imposed by its regulators or if the non-monetary

penalties weaken the Bank’s
U.S. franchise.

Value and Market Price of our Common Shares

and other Securities

The market price of the Bank’s common shares and

other securities may be impacted by market

conditions and other factors, and securityholders

may not be able
to sell their securities at or above the price

at which they purchased such securities.

The volume, value and trading price of

the Bank’s securities could fluctuate
significantly in response to factors both related

and unrelated to our operating or financial

performance and/or future prospects, including:

(i) variations in the
Bank’s financial and operating results and financial

condition; (ii) the Bank’s ability to satisfy the terms

of the Global Resolution; (iii) the impact

of the Global
Resolution on the Bank’s businesses, operations and

financial condition,

including the asset limitation on the U.S.

Bank; (iv) the Bank being subject to further
prosecution or financial penalties, which

may occur if the Bank fails to comply

with the terms of the plea agreements

with the DOJ during the five-year term of
probation; (v) the Bank’s or U.S. Bank’s former or current

directors, officers or employees becoming subject

to civil or criminal investigations or enforcement
proceedings in relation to the Bank’s U.S. BSA/AML

program; (vi) differences between the Bank’s actual

financial and operating results and financial

condition and
those expected by investors and analysts,

including failure to meet financial targets;

(vii) changes in perception by investors

and analysts in the Bank’s businesses,
operations or financial condition; (viii) conduct

by the Bank’s employees, third party contractors

or agents that adversely affects the Bank’s reputation;

(ix) the
Bank’s inability to execute on long-term strategies

and shorter-term key strategic priorities; (x)

the occurrence of significant technology

or cybersecurity events; (xi)
changes in the general business, market

or economic conditions in the regions in

which the Bank operates including as a result of

geopolitical instability or in
conditions affecting financial institutions or the financial services industry generally; (xii) fluctuations

in inflation and interest rates; (xiii) volatility

on exchanges on
which the Bank’s securities are traded; (xiv) actual

or prospective changes in applicable

laws, regulations or rules; and (xv) the

materialization of other risks
described in this “Risk Factors that May Affect

Future Results” section.
Interconnectivity of Financial Institutions
The financial services industry is highly interconnected

such that a significant volume of transactions

occur among the members of the industry. The
interconnectivity of multiple financial institutions

with central or common agents, exchanges

and clearinghouses increases the risk

that a financial or operational
failure at one institution or entity may cause

more widespread failures that could

materially impact our ability to conduct business.

Any such failure, termination or
constraint could adversely affect our ability to

effect transactions, service our clients, manage our

exposure to risk or result in financial loss or liability

to our clients.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 66
Additionally, the Bank routinely transacts among an array of different financial products and services with counterparties

in the financial services industry, including
banks, investment banks, governments,

central banks, insurance companies and other

financial institutions. A rapid deterioration

of a counterparty, or of a
systemically significant market participant

that is not a counterparty of the Bank, could

lead to creditworthiness concerns of other

borrowers or counterparties in
related or dependent industries, and can lead

to substantial disruption within the financial

markets. These conditions could cause the

Bank to incur significant
losses or other adverse impacts to the Bank’s

financial condition. Furthermore, there is no

assurance that industry regulators or government

authorities will provide
support in the event of the failure or financial

distress of other banks or financial institutions,

or that they would do so in a timely fashion.

Accounting Policies and Methods Used

by the Bank
The Bank’s accounting policies and estimates are

essential to understanding its results of

operations and financial condition. Some

of the Bank’s policies require
subjective, complex judgments and estimates

as they relate to matters that are inherently

uncertain. Changes in these judgments

or estimates and changes to
accounting standards and policies could

have a materially adverse impact on the Bank’s

Consolidated Financial Statements, and its

reputation. Material
accounting policies as well as current

and future changes in accounting policies are

described in Note 2 and Note 4, respectively, and significant accounting
judgments, estimates, and assumptions are

described in Note 3 of the 2025 Consolidated

Financial Statements.
RISK FACTORS AND MANAGEMENT
Managing Risk
EXECUTIVE SUMMARY
Growing profitability based on balanced revenue,

expenses and capital growth involves

selectively taking and managing risks

within the Bank’s risk appetite. The
Bank’s goal is to earn a stable and sustainable

rate of return for every dollar of risk it

takes, while putting significant emphasis

on investing in its businesses to
meet its strategic objectives.
The Bank’s Enterprise Risk Framework (ERF) reinforces

the Bank’s risk culture, which emphasizes transparency

and accountability, and supports a common
understanding among stakeholders of how

the Bank manages risk. The ERF addresses:

(1) how the Bank defines the types of

risk it is exposed to; (2) how the
Bank determines the risks arising from the

Bank’s strategy and operations; (3) risk management

governance and organization; and (4) how

the Bank manages risk
through processes that identify and assess,

measure, control, monitor, and report on risk. The Bank’s risk management resources and processes

are designed to
both challenge and enable all its businesses

and operations to understand the risks they

face and to manage them within the Bank’s risk appetite.
RISKS INVOLVED IN

TD’S BUSINESSES
The Bank’s Risk Inventory sets out the Bank’s major

risk categories and related subcategories

to which the Bank’s businesses and operations could

be exposed.
The Risk Inventory facilitates consistent risk

identification, assessment, control,

measurement, monitoring, reporting, and

disclosure of TD’s risks. The Risk
Inventory is the starting point in developing

risk management strategies and processes.

The Bank’s major risk categories are: Strategic

Risk; Credit Risk; Market
Risk; Operational Risk excluding Technology, Cybersecurity and Data; Operational Risk – Technology, Cybersecurity and Data; Model Risk; Insurance

Risk;
Liquidity Risk; Capital Adequacy Risk; Compliance

Risk; Financial Crime Risk, and Reputational

Risk.

RISK APPETITE
The Bank’s Risk Appetite Statement (RAS) is

the primary means used to communicate how

the Bank views risk and determines the type and

amount of risk it is
willing to take to deliver on its strategy

and to enhance shareholder value. In

setting the risk appetite, the Bank takes into

account its vision, purpose, strategy,
shared commitments, and capacity to bear

risk under both normal and recessionary/stress

conditions. The core risk principles for the

Bank’s RAS are as follows:
The Bank takes risks required to build its business,

but only if those risks:
1.

Fit the business strategy, and can be understood and managed.
2.

Do not expose the enterprise to any significant

single loss event; TD does not ‘bet

the Bank’ on any single acquisition, business,

product or decision.
3.

Do not risk harming the TD brand.
The Bank’s Risk Appetite Governance Framework

(RAGF) describes the assumptions, responsibilities,

and processes established to define, maintain,

govern and
monitor TD’s risk appetite, and associated risk

measures. The Bank considers current operating

conditions and the impact of emerging risks in

developing and
applying its risk appetite. Adherence to the

Bank’s risk appetite is managed and monitored

across the Bank and is informed by the

RAGF and a broad collection of
principles, frameworks, policies, processes,

and tools.

The Bank’s RAS describes, by major risk category, the Bank’s risk principles and establishes both qualitative and quantitative

measures, thresholds, and limits, as
appropriate. RAS measures consider both

normal and stress scenarios and include

those that can be monitored at the enterprise

level and cascaded to the
segments.
Risk Management is responsible for establishing

practices and processes to formulate,

monitor, and report on the Bank’s RAS measures. The Risk

Management
function also monitors and evaluates the effectiveness

of these practices and processes, as

well as the RAS measures. Compliance

with RAS principles and

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 67
measures is assessed and reported regularly

to senior management, the Board, and the Risk

Committee of the Board (Risk Committee);

other measures are
tracked on an ongoing basis by management,

and escalated to senior management and

the Board, as required.

RISK CULTURE
Risk culture is the attitudes and behaviours

around taking and managing risk in

the Bank and is guided by our shared commitments

and the TD Culture
Framework. The TD Culture Framework defines

culture at TD including expected behaviours

and desired outcomes, describes our fundamental

mechanisms to
drive; embed; and reinforce our desired

culture and provides a comprehensive approach

to culture oversight. The shared commitments

are the behaviours that
differentiate the Bank and help guide the way the

Bank runs its business, grows its leaders,

supports its colleagues, and serves its communities.

Risk culture is
one of the attributes that is integral to the Bank’s overall organizational culture. The Risk Committee

engages with the Chief Risk Officer (CRO)

who leads a
diverse team of risk professionals to drive a

proactive risk culture. The central oversight

for organizational culture at TD is led by Human

Resources (HR) in
partnership with Risk Management.

The Bank’s risk culture starts with the “tone at

the top” set by the Chief Executive Officer (CEO)

and the Senior Executive Team (SET), and is supported by the
Bank’s vision, purpose, shared commitments,

Code of Conduct and Ethics and risk appetite.

These governing objectives describe and

drive the behaviours,
decision making, and business practices

that the Bank seeks to foster among its

employees, in building a culture where the only

risks taken are those within our
established risk appetite. The Bank’s risk culture reinforces that it is everyone’s accountability to self-reflect,

learn from past experiences, encourage

open
communication, escalate matters on a

timely basis, and strive for transparency on

all aspects of risk taking. The Bank’s employees

are expected to challenge,
communicate, self-identify and escalate

in a timely, accurate and forthright manner when they believe the Bank is operating outside of its desired

risk culture or
risk appetite.
Ethics, integrity and conduct is a pillar of

TD’s culture and is a key component of the Bank’s

risk culture. The Bank’s Code of Conduct and

Ethics guides
employees and directors to make decisions

that meet the highest standards of integrity, professionalism, and ethical behaviour. Every Bank employee and director
is expected and required to assess business

decisions and actions on behalf of the organization

in light of whether it is right, legal, and

fair.

The Bank’s desired risk culture is reinforced by linking

compensation to management’s performance

against the Bank’s risk appetite. An annual consolidated
assessment of management’s performance against

the RAS is prepared by Risk Management,

reviewed by the Risk Committee, and

is used by the HR
Committee as a key input into compensation

decisions. All executives are individually assessed

against objectives that include consideration

of risk and control
behaviours. This comprehensive approach

allows the Bank to consider whether the actions

of senior management resulted in risk

and control events within their
area of responsibility.
In addition, Oversight Functions operate

independently from segments, supported

by an organizational structure that is designed

to provide objective oversight and
independent challenge. Oversight Function heads,

including the CRO, have unfettered access

to respective Board committees to raise risk,

compliance, and other
issues. Lastly, awareness and communication of the Bank’s RAS and the ERF take place across the organization

through enterprise risk communication
programs, employee orientation and training,

and participation in internal risk management

conferences. These activities further strengthen

the Bank’s risk culture
by increasing the knowledge and understanding

of the Bank’s expectations for risk taking.
WHO MANAGES RISK
The Bank’s risk governance structure emphasizes

and balances strong independent oversight

with clear ownership for risk across the Bank.

Under the Bank’s
approach to risk governance, a “three lines

of defence” model is employed, in which

the first line of defence is the risk owner, the second line provides risk
oversight, and the third line is internal audit.
The Bank’s risk governance model includes a

senior management committee structure that is

designed to support transparent risk reporting

and discussions. The
Bank’s overall risk and control oversight is provided

by the Board and its Committees.

The CEO and SET determine the Bank’s long-term direction

which is then
carried out by segments within the Bank’s risk appetite.

Risk Management, headed by the CRO,

sets enterprise risk strategy and policy

and provides independent
oversight to support a comprehensive and proactive

risk management approach. The

CRO, who is also a member of the SET, has unfettered access to the Risk
Committee. In addition, the Chief Anti-Money

Laundering Officer and the Chief Compliance

Officer have unfettered access to the Audit

Committee.
The Bank has a subsidiary governance framework

to support its overall risk governance structure,

including Boards of Directors, and committees

for various
subsidiary entities where appropriate. Specific

to the U.S. Retail business segment, oversight

of risk and controls is provided by the

respective U.S. subsidiaries’
Boards of Directors and their Board Risk and

Audit Committees. The U.S. Chief Risk Officer (U.S.

CRO) has unfettered access to the U.S. Board

Risk Committee,
the U.S. BSA Officer has unfettered access to the

U.S. Board Audit and U.S. Compliance

Committees, and the U.S. Chief Compliance Officer has

unfettered
access to the U.S. Audit Committee. In addition,

as further described in “Update on the

Remediation of the U.S. Bank Secrecy Act/Anti-Money

Laundering
Program and Enterprise AML Program”,

the Bank is undertaking a remediation of

its U.S. BSA/AML Program, which is a

cross-functional undertaking, spanning
business lines and control functions. The Bank

has established a dedicated program

management infrastructure to monitor execution

against the remediation
program. This work is being overseen by

the U.S. Compliance Committee and the Enterprise

Remediation Committee.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 68
RISK GOVERNANCE STRUCTURE

The Board of Directors

The Board oversees the Bank’s strategic direction,

the implementation of an effective risk culture

and the internal control framework across

the enterprise. It
accomplishes its risk management mandate

both directly and through its five committees:

Audit, Risk, HR, Corporate Governance and

Remediation. The Board
reviews and approves the Bank’s RAS and related

RAS measures at least annually, and monitors the Bank’s risk profile and performance relative to its risk
appetite measures and principles. In addition,

the Board has oversight of the Bank’s management

of capital, liquidity and of the integrity and

effectiveness of the
Bank’s internal controls.
The Audit Committee
The Audit Committee oversees financial reporting,

the adequacy and effectiveness of internal

controls, including internal controls over financial

reporting, and the
activities of the Shareholders' Auditor,

Internal Audit Division, Finance Department,

TD Compliance Department,

and Financial Crime Risk Management
Department,

including Anti-Money Laundering/Anti-Terrorist Financing/Economic Sanctions/Anti-Bribery

and Anti-Corruption programs. The

Committee also
recommends to the Board and shareholders

regarding the appointment of the external

auditor.

In addition, the Committee has oversight

of the establishment and
maintenance of policies and programs reasonably

designed to achieve and maintain the

Bank’s compliance with applicable laws and regulations.

In support of this
oversight, the Committee reviews any significant

litigation and regulatory matters. The

Committee also acts as the audit committee

for certain subsidiaries of the
Bank that are federally regulated financial institutions.
The Risk Committee

The Risk Committee is responsible for reviewing

and approving the Enterprise Risk Framework

("ERF") and related risk category frameworks

and policies that are
designed to help manage the Bank's risk exposures.

The Committee also reviews

and recommends

the Enterprise RAS for approval by the Board

annually. In
addition, the Committee oversees the management

of TD’s risk profile and performance relative

to its risk appetite. In support of this oversight,

the Committee
reviews and approves significant enterprise-wide

risk management frameworks and

policies, provides a forum for a comprehensive

analysis of an enterprise view
of risk including consideration of trends, and

current and emerging risks.
The Human Resources Committee
The HR Committee oversees the management

of the Bank’s culture and approves the Bank’s Culture

Framework. It also satisfies itself that HR

risks are
appropriately identified, assessed, and

managed in a manner consistent with the risk

programs within the Bank, and with the

sustainable achievement of the
Bank’s business objectives. In addition, the Committee

monitors the Bank’s compensation strategy, plans, policies and practices,

including the appropriate
consideration of risk.
The Corporate Governance Committee
The Corporate Governance Committee develops,

and where appropriate, recommends

to the Board for approval corporate governance

principles, including the
Bank’s Code of Conduct and Ethics, aimed at

fostering a healthy governance culture at

the Bank, and also acts as the conduct review

committee for the Bank and
certain subsidiaries of the Bank that are federally

regulated financial institutions, including providing

oversight of conduct risk. In addition, the

Committee has
oversight of the Bank’s strategy,

performance and reporting on corporate

responsibility for sustainability matters,

the establishment and maintenance of policies

in
respect of the Bank’s compliance with the consumer

protection provisions of the Financial

Consumer Protection Framework, and regularly

assesses Board
succession planning considerations.
The Remediation Committee

The Board approved the establishment of a

Remediation Committee effective December

5, 2024, with a mandate to provide oversight

of the Bank’s compliance
with certain regulatory enforcement-related

orders and agreements. The Committee

oversees and challenges, through regular

reports from management across

all
three lines of defence, the timely progress,

implementation and sustainability of required

remediation activities, including oversight

of the sustainable
implementation of transformation initiatives

and improvements in each applicable business

and corporate segment.
Chief Executive Officer and Senior Executive

Team
The CEO and the SET develop and recommend

to the Board the Bank’s long-term strategic direction

and also develop and recommend for Board

approval TD’s
RAS. The SET members set the “tone at the

top” and manage risk in accordance with

the Bank’s RAS while considering the impact

of current and emerging risks
on the Bank’s strategy and risk profile. This accountability includes identifying, understanding and

communicating significant

risks to the Risk Committee.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 69
Executive Committees
The CEO, in consultation with the CRO establishes

the Bank’s executive committee structure.

These committees are chaired by SET members

and meet regularly
to oversee governance, risk, and control activities

and to review and monitor risk strategies

and associated risk activities and practices.
The ERMC, chaired by the CEO, oversees

the management of major enterprise governance,

risk, and control activities and promotes an

integrated and effective
risk management culture. The following executive

committees have been established to

manage specific major risks based on the nature

of the risk and related
business activity:
●

ALCO – chaired by the Chief Financial Officer

(CFO), the ALCO oversees directly and

through its standing subcommittees (the

Enterprise Capital
Committee and Global Liquidity and Funding

(GLF) Committee) the management

of the Bank’s consolidated non-trading market risk

and each of its
consolidated liquidity, funding, investments, and capital positions.
●

OROC – chaired by the CRO, the OROC oversees

the identification, monitoring, and control

of key risks within the Bank’s operational risk

profile.
●

DC – chaired by the CFO, the DC oversees that appropriate

controls and procedures are in place and operating

to permit timely, accurate, balanced,
and compliant disclosure to regulators

with respect to public disclosure, shareholders,

and the market.

●

ERRC – chaired by the CRO, the ERRC

oversees the management of reputational

risk within the Bank’s risk appetite, provides a

forum for discussion,
review, and escalation for non-traditional risks, and acts as a decisioning body in cases where urgent

risk assessment and decisions are required

for
select high-risk cross-segment/enterprise

changes and where decision rights run across

more than one group.
●

Remediation Subcommittee – chaired by the

CRO, this subcommittee provides dedicated

senior executive oversight, direction, and guidance

on risk
transformation activities to address specific

regulatory remediation, maturity initiatives,

and provide Enterprise oversight of enforcement

actions under
the U.S. Remediation Office.
Risk Management

The Risk Management function, headed

by the CRO, provides independent oversight

of enterprise-wide risk management, risk governance,

and control, including
the setting of risk strategy and policy to

manage risk in alignment with the Bank’s risk

appetite and business strategy. Risk Management’s primary

objective is to
support a comprehensive and proactive approach

to risk management that promotes a strong

risk culture. Risk Management works with

the segments and other
oversight functions to establish policies, standards,

and limits that align with the Bank’s risk

appetite and monitors and reports on current

and emerging risks and
compliance with the Bank’s risk appetite. The

CRO leads and directs a diverse team of risk

management professionals, including regulatory

compliance and
financial crime risk management (including

anti-money laundering), organized to oversee

risks arising from each of the Bank’s major risk

categories. There is an
established process in place for the identification

and assessment of top and emerging

risks, including tail risk i.e., low probability

events that can result in large or
unquantifiable losses, material intervention

or action from regulators, and/or significant

harm to the TD brand. In addition, the Bank

has clear procedures governing
when and how risk events and issues are

communicated to senior management and

the Risk Committee.
Business and Corporate Segments
Each business and corporate segment has

a dedicated risk management function that

reports directly to a senior risk executive

who, in turn, reports to the CRO.
This structure supports an appropriate level

of independent oversight while emphasizing

accountability for risk within the segment.

Business and corporate
management is responsible for setting

the segment-level risk appetite and measures,

which are reviewed and challenged by

Risk Management, endorsed by the
ERMC, and approved by the CEO, to align

with the Bank’s RAS and manage risk within approved

risk limits.
The corporate segment includes service

and control groups (e.g., Platforms and

Technology; Transformation, Enablement and Customer Experience; HR and
Finance) that, like business segments, are

responsible for assessing risk, designing

and implementing controls and monitoring and

reporting their ongoing
effectiveness.
Internal Audit
The Bank’s Internal Audit function provides independent

and objective assurance to the Board

regarding the reliability and effectiveness of

key elements of the
Bank’s risk management, internal control, and

governance processes.
TD Compliance Department (Compliance)
Compliance is an independent regulatory

compliance risk and oversight function

for business conduct and market conduct laws,

rules and regulations (LRRs).
Compliance is also responsible for the design

and oversight of the Bank’s Regulatory Compliance

Management (RCM) program in accordance with

the Enterprise
RCM Framework and related standards

and supports the provision of the Chief

Compliance Officer’s opinion to the Audit

Committee as to whether the RCM
controls are sufficiently robust to achieve

compliance with applicable laws, rules and

regulatory requirements enterprise-wide.
Financial Crime Risk Management (FCRM)
FCRM, previously Global Anti-Money Laundering,

is responsible for the oversight of TD’s regulatory

compliance regarding AML, Anti-Terrorist Financing,
Economic Sanctions, and Anti-Bribery/Anti-Corruption

(collectively, “Financial Crime Risk” or “FCR”) and assesses the adequacy of, adherence to and
effectiveness of the Bank’s day-to-day controls of

the FCR Programs, using a risk-based

approach. FCRM is also responsible

for regulatory compliance and
broader prudential risk management

across the Bank in alignment with enterprise

AML, Sanctions and Anti-Bribery/Anti-Corruption

policies so that money
laundering, terrorist financing, economic

sanctions, and bribery and corruption risks

are appropriately identified and mitigated.

FCRM reports to the Audit
Committee and ERMC on the overall adequacy

and effectiveness of the FCR Programs including

AML, program design and operations.

As described in the “Update on the Remediation

of the U.S. Bank Secrecy Act/Anti-Money

Laundering Program and Enterprise AML

Program”

section, a
remediation plan is in place to address

U.S. BSA/AML regulatory requirements

and deliver on enhancements to strengthen

the AML program across the Global
Bank, with the goal of enabling the Bank’s compliance

with regulatory expectations including

how we identify, measure, monitor and mitigate AML related risks.

Both the U.S. and the Global programs have

established risk mitigation and enhancement

programs to help ensure that any interim

risks are appropriately
identified and managed according to established

Risk Management standards during the period

that the full multi-year remediation and

enhancement activities are
delivered. The scope of the risk mitigation program

extends beyond FCRM specific risks

and is focused on helping to ensure that additional

risks arising from the
Bank undertaking this type and scale of change

are appropriately managed, including Model

Risk, Technology and Data Risk, Third Party Risk and Operational
Risk.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 70
Three Lines of Defence
In order to further the understanding of responsibilities

for risk management, the Bank employs

the following “three lines of defence” model

that describes the
respective accountabilities of each line of

defence in managing risk across the Bank.
THREE LINES OF DEFENCE
FIRST LINE RISK OWNER
IDENTIFY AND
CONTROL
●

Own, identify, manage, measure, and monitor current and emerging risks in day-to-day activities, operations,

products, and
services.
●

Understand the risks, including tail risks, across

relevant risk categories (what could go

wrong and the potential impact to the
Bank’s customers, colleagues, and the Bank itself).
●

Identify and understand the applicable LRRs,

including LRRs specific to the business.
●

Promote ongoing initiatives to raise the profile

of risk considerations and understand

key risks impacting the business.
●

Implement governance and control processes

to promote risk awareness, clear risk ownership

within the business, and
personal accountability.
●

Design, implement, and maintain appropriate

mitigating controls, and assess the design

and operating effectiveness of those
controls.
●

Understand and monitor control gaps and

proactively self-identify and remediate issues.
●

Conduct continuous monitoring of risk exposures,

and any internal or external developments

that may impact those risks. This
includes monitoring and reporting on risk profile

so that activities are within TD’s risk appetite

and policies.
●

Implement risk-based approval processes

for all new products, activities, processes,

and systems.
●

Escalate risk issues and develop and implement

action plans in a timely manner.
●

Develop and deliver training, tools, and advice

to support its accountabilities.
●

Promote a strong risk culture.
SECOND LINE
RISK OVERSIGHT

SET STANDARDS
AND CHALLENGE
●

Establish and communicate enterprise governance,

risk, and control strategies, frameworks,

and policies.
●

Provide oversight and independent challenge

to the first line through an effective objective assessment,

that is evidenced and,
where significant, documented, including:
-

Challenge the quality and sufficiency of the first line’s risk activities;
-

Identify and assess current and emerging risks

and controls, using a risk-based approach,

as appropriate;
-

Monitor the adequacy and effectiveness of internal

control activities;
-

Review and discuss assumptions, material

risk decisions and outcomes;

-

Aggregate and share results across business

lines and control areas to identify similar

events, patterns, or broad trends;
and
-

Monitor the execution of the Bank’s remediation activities.
●

Identify and assess, and communicate relevant

regulatory changes for the applicable LRRs.
●

Develop and implement risk measurement

tools so that activities are within TD’s RAS.
●

Monitor and report on compliance with the

Bank’s RAS and policies.
●

Escalate risk issues in a timely manner, with a focus on maintaining transparency to key stakeholders.
●

Report on the risks of the Bank on an enterprise-wide

and disaggregated level to the Board and/or

senior management,
independently of the business lines or operational

management.
●

Provide training, tools, and advice to support

the first line in carrying out its accountabilities.
●

Promote a strong risk culture.
●

Where the second line of defence is a risk

owner, roles and responsibilities defined under 1st line of defence apply
THIRD LINE
INTERNAL AUDIT

INDEPENDENT
ASSURANCE
●

Verify independently that TD’s ERF is designed and operating effectively.
●

Validate the effectiveness of the first and second lines of defence in fulfilling their mandates and managing risk.
APPROACH TO RISK MANAGEMENT PROCESSES
The Bank’s comprehensive and proactive approach

to risk management is comprised of four processes:

risk identification and assessment, measurement,

control,
and monitoring and reporting.
Risk Identification and Assessment
Risk identification and assessment is focused

on recognizing and understanding existing

risks, risks that may arise from new or

evolving business initiatives,
aggregate risks, tail risks, and emerging risks

from the changing environment. The Bank’s

objective is to establish and maintain integrated

risk identification and
assessment processes that enhance the understanding

of risk interdependencies, consider how risk

types intersect, and support the identification

of emerging
risks. To
that end, the Bank’s Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees

to identify and
articulate enterprise-wide risks and understand

potential vulnerabilities for the Bank.
Risk Measurement
The ability to quantify risks is a key component

of the Bank’s risk management process. The Bank’s risk

measurement process aligns with regulatory

requirements
such as capital adequacy, leverage ratios, liquidity measures, stress testing, and maximum credit exposure guidelines

established by its regulators. Additionally,
the Bank has a process in place to quantify

risks to provide accurate and timely measurements

of the risks it assumes.
In quantifying risk, the Bank uses various

risk measurement methodologies, including

Value-at-Risk (VaR) analysis, scenario analysis, stress testing, and limits.
Other examples of risk measurements include

credit exposures, PCL, peer comparisons,

trending analysis, liquidity coverage, leverage

ratios, capital adequacy
metrics, and operational risk event notification

metrics. The Bank also requires segments and

oversight functions to assess key risks and internal

controls through
a structured Risk and Control Self-Assessment

program. Internal and external risk events

are monitored to assess whether the Bank’s internal

controls are
effective. This allows the Bank to identify, escalate, and monitor significant risk issues as needed.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 71
Risk Control
The Bank’s risk control processes are established

and communicated through the Risk Committee

and management approved policies, and

associated
management approved procedures, control limits,

and delegated authorities which reflect

its risk appetite and risk tolerances.
The Bank’s approach to risk control also includes risk

and capital assessments to appropriately

capture key risks in its measurement and

management of capital
adequacy. This involves the review, challenge, and endorsement by senior management committees of the Bank’s ICAAP and related

economic capital practices.
The Bank’s performance is measured based on

the allocation of risk-based capital to businesses

and the cost charged against that capital.
Risk Monitoring and Reporting
The Bank monitors and reports on risk levels

on a regular basis against its risk appetite

and Risk Management reports on its

risk monitoring activities to senior
management, the Board and its Committees,

and appropriate executive and management

committees. Complementing regular risk

monitoring and reporting,
ad hoc risk reporting is provided to senior

management, the Risk Committee, and the

Board, as appropriate, for new and emerging

risks or any significant changes
to the Bank’s risk profile. The Bank is developing

methodologies and approaches for climate

scenario analysis through participation in

industry-wide working
groups and the OSFI led Standardized

Climate Scenario Exercise, and is working

to embed the assessment of climate-related risks

and opportunities into relevant
Bank processes.
Stress Testing
Stress testing is an integral component of

the Bank’s risk management framework and

serves as a key component of the Bank’s capital,

strategic and financial
planning processes. Stress testing at the

Bank comprises an annual enterprise-wide

stress test featuring a range of scenarios,

prescribed regulatory stress tests in
multiple jurisdictions, and various ongoing

and ad hoc stress tests and analysis.

The results of these stress tests and analysis enable

management to assess the
impact of geopolitical events and changes

to economic and other market factors on the

Bank’s financial condition and assist in the determination

of capital and
liquidity adequacy and targets, risk appetite

and other limits. These exercises

enable the identification and quantification of

vulnerabilities, the monitoring of
changes in risk profile relative to risk appetite

limits, and evaluation of business plans.
The Bank utilizes a combination of quantitative

modelling and qualitative approaches to assess

the impact of changes in the macroeconomic

environment on the
Bank’s income statement, balance sheet, and

capital and liquidity position under hypothetical

stress situations. Stress testing engages

senior management across
the lines of business, Finance, TBSM, Economics,

and Risk Management. Stress test

results are reviewed, challenged and approved

by senior management and
executive oversight committees. The Bank’s

Risk Committee also reviews, challenges,

and discusses the results. The results

are submitted, disclosed, or shared
with regulators as required or requested.
Enterprise-Wide Stress Testing
The Bank conducts an annual EWST as part

of a comprehensive capital and liquidity planning,

strategic, and financial exercise that is a key

component of the
Bank’s ICAAP framework. The EWST results are

considered in establishing the Bank’s capital

targets and stress related risk appetite limits,

evaluating the Bank’s
strategies and business plan, and identifying

actions that senior management could

take to manage the impact of stress events. In

addition, the Bank conducts ad
hoc stress tests and analysis for assessing

the impact of events deemed to be potentially

material or of concern in support of senior

management’s assessment of
vulnerabilities and operational readiness

to an uncertain or rapidly changing operating

environment.

The program is subject to a well-defined

governance framework that facilitates executive

oversight and engagement throughout the

organization. EWST
methodologies and results are reviewed and

challenged by executives and subject

matter experts from the line of business, finance

and risk teams. Stress testing
results are further reviewed by ERMC and

are also shared with the Board and regulators.

The Bank’s EWST program involves the development,

execution and
assessment of stress scenarios with varying

features and degrees of severity on the balance

sheet, income statement, capital, liquidity, and leverage. It enables management to identify and assess enterprise-wide

risks and understand potential vulnerabilities,

and changes to the risk profile of the Bank.

The stress scenarios
are developed with consideration of the Bank’s

key business activities, exposures, concentrations

and vulnerabilities. The scenarios are designed

to be consistent
with regulatory stress testing frameworks

and cover a wide variety of risk factors

meaningful to the Bank’s risk profiles in North America

and globally including
changes to unemployment, gross domestic product,

home prices, inflation and interest rates.

For the 2025 EWST program, the Bank developed

and assessed a number of scenarios using

validated approaches that explored emerging risks

such as inflation,
various interest rate environments, U.S.

trade policy and tariffs, and elevated regulatory

risks. The stress testing scenarios included

a plausible typical recession
calibrated to historical recessions in Canada

and the U.S., a low probability and highly

severe scenario related to geopolitical uncertainty

accompanied with high
inflation and interest rate environment, and

an alternative scenario where concerns

around federal deficits lead to increases

in treasury yields and reduced
economic activity. Supplemental analysis performed during 2025 explored strategic risks and other events

including insider fraud, cybersecurity breach

and
sanctions violation to support senior management

in assessing key risks and vulnerabilities.
Other Stress Tests and Analysis
Ongoing stress testing and scenario analyses

within specific risk types supplement and

support our enterprise-wide analysis. Results

from these risk-specific
programs are used in a variety of decision-making

processes including risk limit setting, portfolio

composition evaluation, risk appetite articulation

and business
strategy implementation. In addition,

the Bank conducts ad hoc stress tests

and analysis for the enterprise as well as

for targeted portfolios, to evaluate potential
vulnerabilities and operational readiness

to specific changes in economic and

market conditions including those related

to evolving geopolitical risk events. During
the year the Bank undertook stress analysis

of various geopolitical scenarios related

to trade policy to support management’s assessment

of associated key risks,
vulnerabilities, and operational readiness.

Refer to the Environmental and Social

Risk (including Climate-Related Risk) section

for a discussion of our climate
program.
Stress tests are also conducted on certain legal

entities and jurisdictions, in line with

prescribed regulatory requirements.

The Bank’s U.S. holding company and
operating bank subsidiaries’ capital planning

process including execution of stress tests

are conducted in accordance with the

U.S. Dodd-Frank Act stress testing
(DFAST) requirements. In addition, certain Bank subsidiaries in Singapore, Ireland, and the United

Kingdom conduct stress testing exercises as

part of their
respective ICAAP. The Bank undertakes other internal and regulatory based stress tests including liquidity and market risk,

which are detailed in the respective
sections.

The Bank also conducts scenario and sensitivity

analysis as part of the Recovery and

Resolution Planning program to assess potential

mitigating actions and
contingency planning strategies, as required.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 72
Strategic Risk
Strategic risk is the risk of sub-optimal outcomes

(including financial losses or reputational

damage) arising from the Bank’s strategic

choices, execution of our
strategies, responses to disruption (e.g.,

technological advancements or unforeseen

competitive shifts) and regulatory shifts, or

tail risk exposures (i.e., low
probability events that can result in large or

unquantifiable losses, material intervention

or action from regulators, and/or significant

harm to the TD brand).
Strategic choices may span ongoing business

operations and inorganic (Mergers & Acquisitions

and strategic partnerships) activities.
WHO MANAGES STRATEGIC RISK
The CEO manages Strategic Risk, supported

by members of the SET and the ERMC.

The CEO, together with the SET, defines the overall strategy, in consultation with, and subject to approval by the Board.

The Enterprise Strategy group, under the leadership

of the CFO, is charged with developing

the Bank’s long-term
strategy and shorter-term strategic objectives

and priorities with input and support from

senior executives across the Bank.
Each member of the SET is responsible

for establishing and managing short-and

medium-term strategic priorities for their areas

of responsibility (business
segment or corporate function), and ensuring

such strategies are aligned with the Bank’s short-and

medium-term objectives and priorities, and

are within the
Bank’s risk appetite. Each member of the SET is

also accountable to the CEO for identifying,

assessing, measuring, controlling, monitoring,

and reporting on the
effectiveness and risks of their business segment

or corporate function’s strategies.
The CEO, members of the SET, and other senior executives report to the Board on the implementation of the Bank’s strategies, identifying

related risks and
explaining how they are managed.
The ERMC oversees the identification and

monitoring of significant and emerging risks

related to the Bank’s strategies so that

mitigating actions are taken where
appropriate.
HOW TD MANAGES STRATEGIC RISK
The Bank’s enterprise-wide strategies and operating

performance, and those of significant business

segments and corporate functions, are assessed

regularly by
the CEO and members of the SET through

an integrated financial and strategic planning

process, as well as operating results reviews.
The Bank’s RAS establishes strategic risk limits at

the enterprise and business segment

levels. Limits include qualitative and quantitative

assessments and are
established to monitor and control business

concentrations, strategic disruption, and

E&S risks.
The Bank’s annual integrated planning process establishes

plans at the enterprise and segment levels.

The plans incorporate market trends, TD’s relative
performance, short-and medium-term strategies,

target metrics, key risks / mitigants, and

alignment with the Bank’s enterprise strategy

and risk appetite.
Operating results are reviewed periodically during

the year to monitor segment / function

performance against the integrated financial

and strategic plan. These
reviews include an evaluation of short-and

medium-term strategy and short-term

strategic priorities, including the operating

environment, relative performance and
competitive positioning assessments, initiative

execution status, and key risks / mitigants.

The frequency of operating results reviews

depends on the risk profile
and size of the business segment or corporate

function.
The Bank’s strategic risk and adherence to its

risk appetite is reviewed by the ERMC in

the normal course, as well as by the Board.

Additionally, material
acquisitions are assessed for their fit with

the Bank’s strategy and risk appetite in accordance

with the Bank’s Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision

process.
The shaded areas of this MD&A represent

a discussion on risk management policies

and procedures relating to credit, market,

and liquidity risks as required under
IFRS 7, Financial Instruments: Disclosures

(IFRS 7), which permits these specific

disclosures to be included in the MD&A.

Therefore, the shaded areas which
include Credit Risk, Market Risk, and Liquidity

Risk, form an integral part of the audited

Consolidated Financial Statements for

the years ended October 31, 2025
and October 31, 2024.
The Basel Framework
The objective of the Basel Framework is to improve the

consistency of capital requirements internationally

and establish minimum regulatory capital

standards
which adequately capture risks. The

Basel Framework sets different risk-sensitive

approaches for calculating credit, market,

and operational RWA.
Credit Risk
Credit risk is the risk of loss if a borrower or

counterparty in a transaction fails to meet

its agreed payment obligations.
Credit risk is one of the most significant and

pervasive risks in banking. Every loan,

extension of credit, or transaction that involves

the transfer of payments
between the Bank and other parties or financial

institutions exposes the Bank to some

degree of credit risk.

The Bank’s primary objective is to be methodical

in its credit risk assessment so that

the Bank can understand, select, and manage

its exposures to reduce
significant fluctuations in earnings.

The Bank’s strategy is to include central oversight

of credit risk in each business, and reinforce

a culture of transparency, accountability, independence, and balance.
WHO MANAGES CREDIT RISK
The responsibility for credit risk management

is enterprise-wide.
To
reinforce ownership of credit risk, credit risk

control functions are integrated into each
business, but also report to Risk Management.
Each business segment’s credit risk control unit is

responsible for its credit decisions and

must comply with established policies, exposure

guidelines, credit
approval limits, and policy/limit exception procedures.

It must also adhere to established enterprise-wide

standards of credit assessment and obtain

Risk
Management’s approval for credit decisions beyond its

discretionary authority.
Risk Management is accountable for oversight

of credit risk by developing policies that

govern and control portfolio risks, and approval

of product-specific
policies, as required.
The Risk Committee of the Board oversees

the management of credit risk and annually

approves certain significant credit risk policies.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 73
HOW TD MANAGES CREDIT RISK
The Bank’s Credit Risk Management Framework

outlines the internal risk and control

structure to manage credit risk and includes

risk appetite, policies,
processes, limits and governance. The Credit

Risk Management Framework is maintained by

Risk Management and supports alignment

with the Bank’s risk
appetite for credit risk.
Credit risk policies and credit decision-making

strategies, as well as the discretionary limits

of officers throughout the Bank for extending lines

of credit are
approved by Risk Management, and the Board

where applicable.

Limits are established to monitor and control

country, industry, product, geographic, and group exposure risks in the portfolios in accordance with enterprise-
wide policies.
In the Bank’s Retail businesses, the Bank uses established

underwriting guidelines (which include

collateral and loan-to-value requirements)

along with
approved scoring techniques and standards

in extending, monitoring, and reporting

personal credit. Credit scores and decision

strategies are used in the
origination and ongoing management of new

and existing retail credit exposures. Scoring

models and decision strategies utilize a

combination of borrower
attributes, including, but not limited to, income,

employment status, existing loan exposure

and performance, and size of total bank

relationship, as well as external
data such as credit bureau information, to determine

the amount of credit the Bank is prepared to extend

to retail customers and to estimate future

credit
performance. Established policies and procedures

are in place to govern the use, and

monitor and assess the performance of scoring

models and decision
strategies to align with expected performance

results. Retail credit exposures approved

within the credit underwriting centres are subject

to ongoing Retail Risk
Management review to assess the effectiveness of

credit decisions and risk controls, as well as

to identify emerging or systemic issues and

trends. Material policy
exceptions are tracked and reported and larger

dollar exposures and material exceptions

to policy are escalated to Retail Risk Management.
The Bank’s Commercial Banking and Wholesale Banking

businesses use credit risk models and policies

to establish borrower and facility risk

ratings (BRR and
FRR), quantify and monitor the level of risk,

and to aid in the Bank’s effective management of risk.

Risk ratings are also used to determine

the amount of credit
exposure the Bank is willing to extend

to a particular borrower. Management processes are used

to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly, and annual review requirements for credit exposures. The key parameters used in the Bank’s credit risk models

are
monitored on an ongoing basis.
Unanticipated economic or political changes

in a foreign country could affect cross-border payments

for goods and services, loans, dividends,

and trade related
finance, as well as repatriation of the Bank’s capital

in that country. The Bank currently has credit exposure in

a number of countries, with the majority of the
exposure in North America. The Bank measures

country risk using approved risk rating models

and qualitative factors that are also used

to establish country
exposure limits covering all aspects of credit

exposure across all businesses. Country risk

ratings are managed on an ongoing

basis and are subject to a detailed
review at least annually.
As part of the Bank’s credit risk strategy, the Bank sets limits on the amount of credit it is prepared to extend

to specific industry sectors. The Bank

monitors its
concentration to any given industry to provide

for a diversified loan portfolio and to reduce

the risk of undue concentration. The Bank

manages this risk using limits
based on an internal risk rating methodology

that considers relevant factors. The Bank

assigns a maximum exposure limit or a

concentration limit to each major
industry segment which is a percentage of its

total wholesale and commercial private sector

exposure.
The Bank may also set limits on the amount

of credit it is prepared to extend to a particular

entity or group of entities, also referred

to as “entity risk”. All entity
risk is approved by the appropriate decision-making

authority using limits based on the entity’s BRR.

This exposure is monitored on a regular basis.
To
determine the potential loss that could be incurred

under a range of adverse scenarios, the

Bank subjects its credit portfolios to stress

tests. Stress tests
assess vulnerability of the portfolios to

the effects of severe but plausible situations, such as

an economic downturn or a material market

disruption.
Credit Risk and the Basel Framework
The Bank uses the Basel IRB to calculate

credit risk RWA for all material portfolios. Based on exposure class, in accordance with the OSFI CAR

guidelines, either
a foundation approach (Foundation Internal

Ratings-Based (FIRB)) or advanced

approach (Advanced Internal Ratings-Based

(AIRB)) is applied.
The following risk parameters are used in

credit risk RWA calculations and may be subject to prescribed floors in some cases:
●

Probability of default (PD) – the likelihood

that the borrower will not be able to meet

its scheduled repayments within a one-year

time horizon.
●

Loss given default (LGD) – the amount

of loss the Bank would likely incur when a

borrower defaults on a loan, which is

expressed as a percentage of exposure
at default (EAD).
●

EAD – the total amount of the Bank’s exposure at

the time of default, including certain off-balance

sheet items.

The FIRB approach primarily uses internally

derived PD, while other components such

as LGD and EAD are prescribed. The

AIRB approach uses internally
derived PD, LGD, and EAD.
To
continue to qualify to use the IRB approaches

for credit risk, the Bank must meet the ongoing

conditions and requirements established by OSFI

and the Basel
Framework. The Bank regularly assesses its

compliance with these requirements.
Credit Risk Exposures Subject to the

IRB Approaches
Banks that adopt the IRB approaches to

credit risk must report credit risk exposures by

counterparty type, each having different underlying

risk characteristics.
These counterparty types may differ from the

presentation in the Bank’s 2025 Consolidated

Financial Statements. The Bank’s credit risk exposures

are divided into
two main portfolios, retail and non-retail.
Retail Exposures
In the retail portfolio, including individuals and

small businesses, the Bank manages exposures

on a pooled basis, using predictive credit

scoring techniques. There
are three sub-types of retail exposures: residential

secured (for example, mortgages and

HELOCs), qualifying revolving retail (for example,

credit cards, unsecured
lines of credit, and overdraft protection products),

and other retail (for example, personal loans,

including secured automobile loans, student

lines of credit, and
small business banking credit products).
The Bank calculates RWA for its retail exposures using the

AIRB approach. All retail PD, LGD, and

EAD parameter models are based on the

internal default
and loss performance history for each of

the three retail exposure sub-types. These

parameters are also used in the calculation

of regulatory capital, economic
capital, and allowance for credit losses.
Account-level PD, LGD, and EAD models

are built for each product portfolio and

calibrated based on the observed account-level

default and loss performance
for the portfolio.

Consistent with the AIRB approach, the Bank

defines default for exposures as delinquency

of 90 days or more for the majority

of retail credit portfolios. LGD
estimates used in the RWA calculations reflect economic losses,

such as direct and indirect costs as well as

any appropriate discount to account

for time between
default and ultimate recovery. EAD estimates reflect the historically observed utilization of credit limits at default.

PD, LGD, and EAD models are calibrated

using
established statistical methods, such as logistic

and linear regression techniques. Predictive

attributes in the models may include account

attributes, such as loan
size, interest rate, and collateral, where

applicable; an account’s previous history and

current status; an account’s age on book; a customer’s

credit bureau

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 74
attributes; a customer’s other holdings

with the Bank; and macroeconomic inputs,

such as unemployment rate. For secured

products such as residential
mortgages, property characteristics, loan

to value ratios, and a customer’s

equity in the property, play a significant role in PD as well as in LGD models.

All risk parameter estimates are updated

on a quarterly basis based on the refreshed

model inputs. Parameter estimation is fully automated

based on approved
formulas and is not subject to manual overrides.

Exposures are then assigned to pre-defined

PD segments based on their estimated long-run

average one-year PD.

The predictive power of the Bank’s retail credit

models is assessed against the most recently

available one-year default and loss performance

on a quarterly
basis. All models are also subject to a

comprehensive independent validation as

outlined in the “Model Risk Management”

section of this disclosure.
Long-run PD estimates are generated by

including key economic indicators, such as

interest rates and unemployment rates, and

using their long-run average
over the credit cycle to estimate PD.

LGD estimates are required to reflect a downturn

scenario. Downturn LGD estimates are generated

by using macroeconomic inputs, such

as changes in
housing prices and unemployment rates

expected in an appropriately severe downturn

scenario.

For unsecured products, downturn LGD estimates

reflect the observed lower recoveries

for exposures defaulted during the 2008

to 2009 recession. For
products secured by residential real estate,

such as mortgages and HELOCs, downturn LGD

reflects the potential impact of a severe housing

downturn. EAD
estimates similarly reflect a downturn scenario.
The following table maps PD ranges

to risk levels:
Risk assessment PD Segment PD Range
Low Risk 1
0.00
to
0.15
%
Normal Risk 2
0.16
to
0.41
3
0.42
to
1.10
Medium Risk 4
1.11
to
2.93
5
2.94
to
4.74
High Risk 6
4.75
to
7.59
7
7.60
to
18.24
8
18.25
to
99.99
Default 9
100.00
Non-Retail Exposures
In the non-retail portfolio, the Bank manages

exposures on an individual borrower basis, using

industry and sector-specific credit risk

models, and expert judgment.
The Bank has categorized non-retail credit risk

exposures according to the following

Basel counterparty types: corporate, including

wholesale and commercial
customers, sovereign, and bank. Under the

IRB approaches, CMHC-insured mortgages

are considered sovereign risk and are

therefore classified as non-retail.

The Bank evaluates credit risk for non-retail

exposures by using both a BRR and

FRR. The Bank uses this system for all corporate,

sovereign, and bank
exposures. The Bank determines the risk

ratings using industry and sector-specific

credit risk models that are based on

internal historical data. In Canada, for both
the wholesale and commercial lending portfolios,

credit risk models are calibrated based on internal

data beginning in 1994. In the U.S.,

credit risk models are
calibrated based on internal data beginning in

2007. All borrowers and facilities are assigned

an internal risk rating that must be reviewed

at least once each year.
External data such as rating agency default rates

or loss databases are used to benchmark

the parameters.

Internal risk ratings (BRR and FRR) are key

to portfolio monitoring and management,

and are used to set exposure limits and loan

pricing. Internal risk ratings
are also used in the calculation of regulatory

capital, economic capital, and allowance

for credit losses.

Borrower Risk Rating and PD
Each borrower is assigned a BRR that

reflects the PD of the borrower using proprietary

models and expert judgment. In assessing

borrower risk, the Bank reviews
the borrower’s competitive position,

financial performance, economic, and industry

trends, management quality, and access to funds. Under the IRB approaches,
borrowers are grouped into BRR grades

where a PD is calibrated for each BRR grade.

Use of projections for model implied risk ratings

is not permitted and BRRs
may not incorporate a projected reversal,

stabilization of negative trends, or the acceleration

of existing positive trends. Historic financial results

can however be
sensitized to account for events that have occurred,

or are about to occur, such as additional debt incurred

by a borrower since the date of the last

set of financial
statements. In conducting an assessment

of the BRR, all relevant and material information

must be taken into account and the information

being used must be
current. Quantitative rating models are used

to rank the expected through-the-cycle PD, and

these models are segmented into categories

based on industry and
borrower size. The quantitative model output

can be modified in some cases by expert judgment,

as prescribed within the Bank’s credit policies.
To
calibrate PDs for each BRR band, the Bank

computes yearly transition matrices based

on annual cohorts and then estimates the average

annual PD for each
BRR. The PD is set at the average estimation

level plus an appropriate adjustment to

cover statistical and model uncertainty. The calibration process for PD is a
through-the-cycle approach.
TD’s 21-point BRR scale broadly aligns to external

ratings as follows:
Description Rating Category Standard & Poor’s Moody’s Investor Services
Investment grade 0 to 1C
AAA to AA-
Aaa to Aa3
2A to 2C
A+ to A-
A1 to A3
3A to 3C
BBB+ to BBB-
Baa1 to Baa3
Non-investment grade 4A to 4C
BB+ to BB-
Ba1 to Ba3
5A to 5C
B+ to B-
B1 to B3
Watch and classified 6 to 8
CCC+ to CC and below
Caa1 to Ca and below
Impaired/default 9A to 9B
Default
Default

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 75
Facility Risk Rating and LGD
The FRR maps to LGD, with different models

used based on industry and obligor size, and

takes into account facility-specific characteristics

such as collateral,
seniority ranking of debt, loan structure,

and borrower enterprise value.
Average LGD and the statistical uncertainty of LGD

are estimated for each FRR grade. In some

FRR models, the scarcity of historical default

events requires the
model to output a rank-ordering which is

then mapped through expert judgment

to the quantitative LGD scale.

Under the FIRB approach, LGDs are prescribed

whereas the AIRB approach stipulates the use

of downturn LGD, where the downturn period,

as determined by
internal and/or external experience, suggests

higher than average loss rates or lower

than average recovery. To reflect this, calibrated LGDs take into account both the statistical estimation uncertainty and

the higher than average LGDs experienced

during downturn periods.
Exposure at Default

The Bank calculates non-retail EAD by first

measuring the drawn amount of a facility and

then adding a potential increased utilization

at default from the undrawn
portion, if any. Usage Given Default (UGD) is measured as the percentage of undrawn exposure that would be expected

to be drawn by a borrower defaulting in
the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation

effects or other details, the EAD is set at
the drawn amount plus (estimated UGD

x undrawn) for AIRB exposure, or (prescribed

UGD x undrawn) for FIRB exposures.
BRR and drawn ratio up to one-year prior

to default are predictors for UGD under the AIRB

approach. Consequently, the UGD estimates are calibrated by

BRR
and drawn ratio, the latter representing

the ratio of the drawn to authorized amounts.

Historical UGD experience is studied for any

downturn impacts, similar to the LGD downturn

analysis. The Bank has not found downturn

UGD to be significantly
different from average UGD, therefore the

UGDs under AIRB are set at the average

calibrated level, by drawn ratio and/or

BRR, plus an appropriate adjustment for
statistical and model uncertainty.
UGDs under the FIRB approach are prescribed

for relevant exposure classes.
Credit Risk Exposures Subject to the Standardized

Approach (SA)
Currently the SA to credit risk is used

for new portfolios, which are in the process of

transitioning to IRB approaches, or exempted

portfolios which are either
immaterial or expected to wind down. The

Bank primarily applies SA to certain segments

within both the Retail and Non-retail portfolios.

Under the SA, the
exposure amounts are multiplied by risk

weights prescribed by OSFI, based on the

OSFI Capital Adequacy Requirements

(CAR) guidelines, to determine RWA.
These risk weights are assigned according

to certain factors including counterparty type,

product type, and the nature/extent of

credit risk mitigation. The Bank
uses external credit ratings, including Moody’s and S&P

to determine the appropriate risk weight

for its exposures to sovereigns and central

banks, public sector
entities (PSEs), multilateral development banks

(MDBs), banks (securities firms and other

financial institutions), and corporates. The

Bank applies SA to certain
retail portfolios, including Real Estate Secured

Lending (RESL), where the assigned risk

weight is primarily based on the exposure’s Loan-to-Value ratio

and
whether the exposure is categorized as income

producing or general.
Lower risk weights apply where approved

credit risk mitigants exist. For off-balance

sheet exposures, specified credit conversion

factors are used to convert the
notional amount of the exposure into a credit

equivalent amount.
Derivative Exposures
Credit risk on derivative financial instruments,

also known as counterparty credit risk,

is the risk of a financial loss occurring as a result

of the failure of a
counterparty to meet its obligation to the Bank.

Derivative-related credit risks are subject to

the same credit approval standards that

the Bank uses for assessing
loans. These standards include evaluating

the creditworthiness of counterparties,

measuring and monitoring exposures, including

wrong-way risk exposures, and
managing the size, diversification, and

maturity structure of the portfolios.
The Bank uses various qualitative and quantitative

methods to measure and manage counterparty

credit risk. These include statistical methods

to measure the
current and future potential risk, as well as

ongoing stress testing to identify and quantify

exposure under a range of adverse scenarios.

The Bank establishes
various limits to manage business volumes

and concentrations. Risk Management

independently measures and monitors

counterparty credit risk relative to
established credit policies and limits. As

part of the credit risk monitoring process,

management periodically reviews all exposures,

including exposures resulting
from derivative financial instruments to higher

risk counterparties, and to assess the

valuation of underlying financial instruments and

the impact evolving market
conditions may have on the Bank.
There are two types of wrong-way risk exposures,

namely general and specific. General

wrong-way risk arises when the PD of the

counterparties moves in the
same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular

counterparty moves in the same direction as

the PD
of the counterparty due to the nature of

the transactions entered into with that counterparty. These exposures require specific approval within the credit approval
process. The Bank measures and manages

specific wrong-way risk exposures in the

same manner as direct loan obligations

and controls them by way of
approved credit facility limits.
The Bank uses the standardized approach

for counterparty credit risk to calculate

the EAD amount, which is defined by OSFI as

a multiple of the summation of
replacement cost and potential future exposure,

to estimate the risk and determine regulatory

capital requirements for derivative exposures.
Credit Valuation Adjustment Risk
The Bank maintains policies and procedures

that govern the valuation and hedging of

Credit Valuation Adjustment (CVA) risk. These policies, procedures and associated results are regularly reviewed and

approved by senior management. While

CVA risk, capital and hedging is managed and owned by a

dedicated
business function, the independent Risk

Management function oversees the process,

including the effectiveness of hedges, reporting

and monitoring for
compliance to policies and frameworks and

adherence to risk appetite. Quantitative

models used for CVA risk and CVA capital comply with TD’s Model Risk
Management Framework.
Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies

are independently validated on a regular

basis to verify that they remain accurate predictors

of risk. The validation
process includes the following considerations:
●

Risk parameter estimates – PDs, LGDs, and

EADs are reviewed and updated against actual

loss experience to verify that estimates

continue to be reasonable
predictors of potential loss.
●

Model performance – Estimates continue

to be discriminatory, stable, and predictive.
●

Data quality – Data used in the risk rating

system is accurate, appropriate, and sufficient.
●

Assumptions – Key assumptions underlying

the development of the model remain

valid for the current portfolio and environment.
Risk Management verifies that the credit

risk rating system complies with the Bank’s

Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system.

The Risk Committee must approve any material

changes to the Bank’s credit risk rating system.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 76
Credit Risk Mitigation

The techniques the Bank uses to reduce or

mitigate credit risk include written policies

and procedures to value and manage financial

and non-financial security
(collateral) and to review and negotiate netting

agreements. The amount and type of

collateral, and other credit risk mitigation

techniques required, are based on
the Bank’s own assessment of the borrower’s

or counterparty’s credit quality and capacity

to pay.
In the Retail and Commercial banking businesses,

security for loans is primarily non-financial

and includes residential real estate, real

estate under
development, commercial real estate, automobiles,

and other business assets, such as accounts

receivable, inventory, and fixed assets. In the Wholesale Banking business, a large portion of loans are

to investment grade borrowers where no security

is pledged. Non-investment grade borrowers

typically pledge business
assets in the same manner as commercial

borrowers. Common standards across the Bank

are used to value collateral, determine

frequency of recalculation, and
to document, register, perfect, and monitor collateral.
The Bank mitigates derivative counterparty

exposure using mitigation strategies

that include master netting agreements,

collateral pledging, and central clearing
houses. Master netting agreements allow

the Bank to offset and arrive at a net obligation

amount, whereas collateral agreements allow

the Bank to secure the
Bank’s exposure. Security for derivative exposures

is primarily financial and includes

cash and negotiable securities issued by highly

rated governments and
investment grade issuers. Central clearing houses

further reduce bilateral credit risk by taking

the opposite position to each trade.

In all but exceptional situations, the Bank

secures collateral by taking possession and

controlling it in a jurisdiction where it can legally

enforce its collateral
rights. In exceptional situations and when demanded

by the Bank’s counterparty, the Bank holds or pledges collateral with an acceptable third-party custodian.

The
Bank documents all such third party arrangements

with industry standard agreements.
Occasionally, the Bank may take guarantees to reduce the risk in credit exposures. For credit risk exposures

subject to the IRB approaches, the Bank only
recognizes irrevocable guarantees for

Commercial Banking and Wholesale Banking

credit exposures that are provided by entities

with a better risk rating than that
of the borrower or counterparty to the

transaction.
The Bank makes use of credit derivatives

to mitigate credit risk. The credit, legal, and

other risks associated with these transactions

are controlled through well-
established procedures. The Bank’s policy is

to enter into these transactions with investment

grade financial institutions and transact

predominantly on a
collateralized basis. Credit risk to these counterparties

is managed through the same approval,

limit, and monitoring processes the Bank

uses for all counterparties
for which it has credit exposure.
The Bank uses appraisals as well as valuations

via automated valuation models (AVMs) to support property values when adjudicating loans collateralized by
residential property. AVMs are computer-based tools used to estimate or validate the market value of residential property and uses

market comparables and price
trends for local market areas. The primary

risk associated with the use of these tools

is that the value of an individual property

may vary significantly from the
average for the market area. The Bank has

specific risk management guidelines addressing

the circumstances when they may be used,

and processes to
periodically validate AVMs including obtaining third-party appraisals.
Gross Credit Risk Exposure
Gross credit risk exposure, also referred

to as EAD, is the total amount the Bank is

exposed to at the time of default of a loan

and is measured before
counterparty-specific provisions or write-offs. Gross

credit risk exposure does not reflect the effects

of credit risk mitigation and includes both

on balance sheet and
off-balance sheet exposures. On-balance sheet exposures

consist primarily of outstanding loans, non-trading

securities, derivatives, and certain other repo-style
transactions. Off-balance sheet exposures

consist primarily of undrawn commitments,

guarantees, and certain other repo style

transactions.
Gross credit risk exposures for the two approaches

the Bank uses to measure credit risk are

included in the following table.

TABLE 42: GROSS CREDIT RISK EXPOSURES

– Standardized and Internal Ratings-Based

(IRB) Approaches
1
(millions of Canadian dollars) As at
October 31, 2025 October 31, 2024
Standardized IRB Total Standardized IRB Total
Retail
Residential secured $ 5,141 $ 552,249 $ 557,390 $ 4,163 $ 537,075 $ 541,238
Qualifying revolving retail 871 177,970 178,841 866 172,203 173,069
Other retail 3,660 110,316 113,976 3,391 104,253 107,644
Total retail 9,672 840,535 850,207 8,420 813,531 821,951
Non-retail
Corporate 2,402 758,573 760,975 2,346 721,156 723,502
Sovereign 175 552,954 553,129 205 588,498 588,703
Bank 7,121 180,614 187,735 4,541 171,250 175,791
Total non-retail 9,698 1,492,141 1,501,839 7,092 1,480,904 1,487,996
Gross credit risk exposures $ 19,370 $ 2,332,676 $ 2,352,046 $ 15,512 $ 2,294,435 $ 2,309,947
1

Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit

RWA.
Other Credit Risk Exposures
Non-trading Equity Exposures

The Bank applies the standardized approach

to calculate RWA on non-trading equity exposures.

Under the standardized approach, a
250
% risk weight is applied
to equity holdings with the exception of speculative

unlisted equities that receive a
400
% risk weight. Equity exposures to

sovereigns and holdings made under
legislated programs continue to follow the

OSFI prescribed risk weights of
0
%,
20
% or
100
%.
Securitization Exposures

The Bank applies risk weights to all securitization

exposures under the revised securitization

framework published by OSFI. The revised

securitization framework
includes a hierarchy of approaches to determine

capital treatment, and transactions that

meet the simple, transparent, and comparable

requirements that are
eligible for preferential capital treatment.
The Bank uses Internal Ratings-Based Approach

(SEC-IRBA) for qualified exposures.

Under SEC-IRBA, risk weights are determined

using a loss coverage
model that quantifies and monitors the level

of risk. The SEC-IRBA also considers

credit enhancements available for loss protection.
For externally rated exposures that do not

qualify for SEC-IRBA, the Bank uses an

External Ratings-Based Approach (SEC-ERBA).

Risk weights are assigned
to exposures using external ratings by external

rating agencies, including Moody’s and S&P. The SEC-ERBA also takes into account additional factors, including
the type of the rating (long-term or short-term),

maturity, and the seniority of the position.

For exposures that do not qualify for SEC-IRBA

or SEC-ERBA, and are held by an ABCP

issuing conduit, the Bank uses the

Internal Assessment Approach
(IAA).
Under the IAA, the Bank considers all relevant

risk factors in assessing the credit quality

of these exposures, including those published

by the Moody’s and S&P
rating agencies. The Bank also uses loss

coverage models and policies to quantify

and monitor the level of risk, and facilitate

its management. The Bank’s IAA
process includes an assessment of the extent

by which the enhancement available for loss

protection provides coverage of expected

losses. The levels of

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 77
stressed coverage the Bank requires for each

internal risk rating are consistent with the

rating agencies’ published stressed factor

requirements for their equivalent
external ratings by asset class. Under the

IAA, exposures are multiplied by OSFI prescribed

risk weights to calculate RWA for capital purposes.

For exposures that do not qualify for SEC-IRBA,

SEC-ERBA or the IAA, the Bank

uses the SA (SEC-SA). Under SEC-SA,

the primary factors that determine the
risk weights include the asset class of the underlying

loans, the seniority of the position, the level

of credit enhancements, and historical

delinquency rates.
Irrespective of the approach being used to

determine the risk weights, all exposures are

assigned an internal risk rating-based

on the Bank’s assessment, which
must be reviewed at least annually. The ratings scale TD uses corresponds to the long-term ratings scales used by

the rating agencies.

The Bank’s internal rating process is subject

to all of the key elements and principles of

the Bank’s risk governance structure, and is managed

in the same way
as outlined in this “Credit Risk” section.

The Bank uses the results of the internal rating

in all aspects of its credit risk management,

including performance tracking, control mechanisms,

and
management reporting.
Market Risk
Trading Market Risk is the risk of loss from financial instruments held in trading portfolios due to adverse

movements in market factors. These market

factors
include interest rates, foreign exchange rates,

equity prices, commodity prices, credit

spreads, and their respective volatilities.
Structural (Non-Trading) Market Risk is the risk of loss

on the balance sheet or volatility in earnings

from traditional banking activities, such as personal

and
commercial banking products (loans and

deposits), as well as related funding, investments

and high-quality liquid assets (HQLA),

due to adverse movements in
market factors. These market factors are primarily

interest rates, and foreign exchange rates.
The Bank is exposed to market risk in its

trading and investment portfolios, as well

as through its non-trading activities. The

Bank is an active participant in the
market through its trading and investment

portfolios, seeking to realize returns

for the Bank through careful management of its

positions and inventories. In the
Bank’s non trading activities, it is exposed to

market risk through the everyday banking transactions

that the Bank executes with its customers.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 78
MARKET RISK LINKAGE TO THE BALANCE SHEET
The following table provides a breakdown of

the Bank’s balance sheet into assets and liabilities

exposed to trading and non-trading market

risks. Market risk of
assets and liabilities included in the calculation

of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 43: MARKET RISK LINKAGE TO THE

BALANCE SHEET
(millions of Canadian dollars) As at
October 31, 2025 October 31, 2024
Non-trading market
Balance Trading Non-trading Balance Trading Non-trading risk – primary risk sheet market risk market risk Other sheet market risk market risk Other sensitivity
Assets subject to market risk
Interest-bearing deposits with banks $ 109,417 $ 940 $ 108,477 $ – $ 169,930 $ 1,601 $ 168,329 $ – Interest rate
Trading loans, securities, and other 220,136 213,151 6,985 – 175,770 174,232 1,538 – Interest rate
Non-trading financial assets at
fair value through profit or loss 7,395 – 7,395 – 5,869 – 5,869 –
Equity,

foreign exchange,

interest rate
Derivatives 82,972 72,906 10,066 – 78,061 70,636 7,425 –
Equity,

foreign exchange,

interest rate
Financial assets designated at
fair value through profit or loss 6,986 – 6,986 – 6,417 – 6,417 – Interest rate
Financial assets at fair value through
other comprehensive income 126,369 – 126,369 – 93,897 – 93,897 –
Equity,

foreign exchange,

interest rate
Debt securities at amortized cost,
net of allowance for credit losses 240,439 – 240,439 – 271,615 – 271,615 – Foreign exchange, interest rate
Securities purchased under
reverse repurchase agreements 247,078 7,574 239,504 – 208,217 10,488 197,729 – Interest rate
Loans, net of allowance for

loan losses 953,012 – 953,012 – 949,549 – 949,549 – Interest rate
Investment in Schwab – – – – 9,024 – 9,024 – Equity
Other assets 1 2,047 – 2,047 – 2,230 – 2,230 – Interest rate
Assets not exposed to

market risk
98,707 – – 98,707 91,172 – – 91,172
Total Assets $ 2,094,558 $ 294,571 $ 1,701,280 $ 98,707 $ 2,061,751 $ 256,957 $ 1,713,622 $ 91,172
Liabilities subject to market risk
Trading deposits $ 37,882 $ 28,955 $ 8,927 $ – $ 30,412 $ 26,827 $ 3,585 $ – Equity, interest rate
Derivatives 79,356 74,790 4,566 – 68,368 66,976 1,392 – Equity,
foreign exchange,
interest rate
Securitization liabilities at fair value 25,283 25,283 – – 20,319 20,319 – – Interest rate
Financial liabilities designated at

fair value through profit or loss 197,635 3 197,632 – 207,914 2 207,912 – Interest rate
Deposits 1,267,104 – 1,267,104 – 1,268,680 – 1,268,680 – Interest rate, foreign exchange
Obligations related to securities
sold short 43,795 42,475 1,320 – 39,515 37,812 1,703 – Interest rate
Obligations related to securities sold
under repurchase agreements 221,150 13,922 207,228 – 201,900 13,540 188,360 – Interest rate
Securitization liabilities at amortized
cost 14,841 – 14,841 – 12,365 – 12,365 – Interest rate
Subordinated notes and debentures 10,733 – 10,733 – 11,473 – 11,473 – Interest rate
Other liabilities 1 16,934 – 16,934 – 34,066 – 34,066 – Equity, interest rate
Liabilities and Equity not

exposed to market risk 179,845 – – 179,845 166,739 – – 166,739
Total Liabilities and Equity $ 2,094,558 $ 185,428 $ 1,729,285 $ 179,845 $ 2,061,751 $ 165,476 $ 1,729,536 $ 166,739
1

Relates to retirement benefits, insurance, and structured entity liabilities.
MARKET RISK IN TRADING ACTIVITIES
The overall objective of the Bank’s trading businesses

is to provide wholesale banking services,

including facilitation and liquidity, to clients of the Bank. The Bank must take on risk in order to provide effective

service in markets where its clients trade.

In particular, the Bank needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues.

The Bank also trades in order to have in-depth

knowledge of market conditions to provide

the most efficient and
effective pricing and service to clients, while balancing

the risks inherent in its dealing activities.
WHO MANAGES MARKET RISK IN TRADING

ACTIVITIES
Primary responsibility for managing market

risk in trading activities lies with Wholesale

Banking, with oversight from the Market

Risk function within Risk
Management. The Global Market Risk

Council meets regularly to review the

market risk profile and trading results

of the Bank’s trading businesses. The
committee is chaired by the Vice President,

Head of Market Risk, and includes Wholesale

Banking senior management.
HOW TD MANAGES MARKET RISK IN TRADING

ACTIVITIES
Market risk plays a key part in the assessment

of trading business strategies. The

process for the Bank to launch new trading initiatives,

or expand existing ones,
involves an assessment of risk with respect

to the Bank’s risk appetite and business expertise

and an assessment of the appropriate infrastructure

required to
monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market

risk and incorporates risk appetite, risk

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 79
-80
-70
-60
-50
-40
-30
-20
-10
0
10
20
30
40
50
11/1/2024
11/12/2024 11/21/2024
12/2/2024
12/11/2024 12/20/2024
1/2/2025
1/13/2025 1/22/2025 1/31/2025 2/11/2025 2/20/2025
3/3/2025
3/12/2025 3/21/2025
4/1/2025
4/10/2025 4/21/2025 4/30/2025
5/9/2025
5/20/2025 5/29/2025
6/9/2025
6/18/2025 6/27/2025
7/8/2025
7/17/2025 7/28/2025
8/6/2025
8/15/2025 8/26/2025
9/4/2025
9/15/2025 9/24/2025 10/3/2025
10/14/2025 10/23/2025
TOTAL VALUE-AT-RISK

AND TRADING NET REVENUE
(millions of Canadian dollars)

Trading net revenue

Value-at-Risk
governance structures, risk identification,

risk measurement, and risk control.

The Trading Market Risk Framework is maintained by

Risk Management and
supports alignment with the Bank’s risk appetite

for trading market risk.
Processes are in place to classify positions

as either trading book or banking book for

the purpose of calculating regulatory capital, per

OSFI CAR Guidelines.
Policies define the governance and monitoring

requirements of internal risk transfers.
Trading Limits
The Bank sets trading limits that are

consistent with the approved business strategy

for each business and its tolerance for the

associated market risk, aligned to
its market risk appetite. In setting limits, the

Bank takes into account market volatility, market liquidity, organizational experience,

and business strategy. Limits are
prescribed at the Wholesale Banking level

in aggregate, as well as at more granular

levels.
The core market risk limits are based on

the key risk drivers in the business and includes

notional, credit spread, yield curve shift,

price, and volatility limits.

Another primary measure of trading limits

is VaR, which the Bank uses to monitor and control overall

risk levels. VaR measures the adverse impact that potential
changes in market rates and prices could

have on the value of a portfolio over a

specified period of time.
At the end of each day, risk positions are compared with risk limits,

and any excesses are reported in accordance

with established market risk policies and
procedures.
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General

Market Risk (GMR) and Idiosyncratic Debt

Specific Risk (IDSR) associated with the
Bank’s trading positions.
GMR is determined by creating a distribution

of potential changes to the market value

of the current portfolio using historical simulation.

The Bank values the
current portfolio using the market price and rate

changes of the most recent
259

trading days for equity, interest rate, foreign exchange, credit, and commodity
products. GMR is computed as the threshold

level that portfolio losses are not expected

to exceed more than
one

out of every
100

trading days. A
one-day

holding
period is used for GMR calculation.
IDSR measures idiosyncratic (single-name) credit

spread risk for credit exposures in the trading

portfolio using Monte Carlo simulation.

The IDSR model is
based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is

computed as the threshold level that portfolio

losses are not
expected to exceed more than one out of every
100

trading days. IDSR is measured for a
ten-day

holding period.
The following graph discloses daily one-day

VaR usage and trading net revenue, reported on a TEB,

within Wholesale Banking. Trading net revenue includes
trading income and net interest income related

to positions within the Bank’s market risk capital

trading books. For the year ending October 31,

2025, there
were
18

days of trading losses and trading net

revenue was positive for
93
% of the trading days, reflecting normal

trading activity. Losses in the year did not
exceed VaR on any trading day.
VaR is a valuable risk measure but it should be used in the

context of its limitations, for example:
●

VaR uses historical data to estimate future events, which limits its forecasting abilities;
●

it does not provide information on losses beyond

the selected confidence level; and
●

it assumes that all positions can be liquidated

during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market

conventions, industry practices, and regulatory
requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management.

This include Stress Testing as well as
sensitivities to various market risk factors.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 80
The following table presents the end of year, average, high,

and low usage of TD’s portfolio metrics.

TABLE 44: PORTFOLIO MARKET RISK

MEASURES
(millions of Canadian dollars) 2025 2024
As at Average High Low As at Average High Low
Interest rate risk $
10.3
$
10.5
$
21.1
$
1.6
$
8.4
$
16.8
$
27.7
$
5.1
Credit spread risk
15.8
19.3
27.4
13.7
25.1
30.0
40.5
18.9
Equity risk
14.1
11.0
29.3
6.6
7.7
7.8
12.0
5.2
Foreign exchange risk
4.6
4.1
10.2
1.2
5.2
2.9
7.8
1.2
Commodity risk
37.6
24.6
46.0
3.8
6.0
4.5
11.5
2.2
Idiosyncratic debt specific risk
13.1
19.8
28.0
13.1
18.2
20.3
29.7
13.8
Diversification effect 1
(41.7)
(52.7)
n/m 2 n/m
(45.0)
(50.8)
n/m n/m
Total Value-at-Risk (one-day)
53.8
36.6
58.9
20.9
25.6
31.5
44.9
21.8
1

The aggregate VaR is less than the sum of the VaR

of the different risk types due to risk offsets resulting from portfolio diversification.
2

Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Markets experienced volatility across all

asset classes in 2025 due to concerns

surrounding ongoing U.S. tariffs and other geopolitical

concerns. Key factors
impacting VaR models during the period were new scenario shocks incorporating market volatility rolling

into the most recent 259-day trading window. As a result
of these factors, average VaR has increased year-over-year.
Validation of VaR Model

The Bank uses a back-testing process

to compare the actual profits and losses

to VaR to review their consistency with the statistical results of the VaR model.
Stress Testing
The Bank’s trading business is subject to an overall

global stress test limit. In addition, global

businesses have stress test limits, and each

broad risk class has an
overall stress test threshold. Stress scenarios

are designed to model extreme economic events,

replicate worst-case historical experiences,

or introduce severe,
but plausible, hypothetical changes in

key market risk factors. The stress testing

program includes scenarios developed using

actual historical market data during
periods of market disruption, in addition

to hypothetical scenarios developed by

Risk Management. Stress tests are produced

and reviewed regularly. The events
the Bank has modelled include the 1987 equity

market crash, the 1998 Russian debt default

crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, the credit crisis of Fall 2008, the Brexit referendum

of June 2016, and the COVID-19 pandemic

of 2020.
WHO MANAGES STRUCTURAL (NON-TRADING)

MARKET RISK
The TBSM group manages the market risks

of traditional non-trading banking activities,

while the Wholesale Banking business

manages non-trading market risks
within that segment,

all subject to oversight from the Asset

Liability and Capital Committee (ALCO).

The Treasury CRO / Non-Trading Market Risk function within
Risk Management provides independent oversight,

governance, and control of these market

risks. The Risk Committee reviews and approves

key non-trading
market risk policies and monitors the Bank’s

positions and compliance with these policies

through regular reporting and updates from

senior management.
HOW TD MANAGES STRUCTURAL (NON-TRADING)

MARKET RISK
Non-trading interest rate risk, if not managed,

has the potential to increase earnings

volatility and generate losses without contributing

long-term expected value.
To
manage this risk, the Bank’s non-trading asset and

liability profile is managed in accordance

with a target and series of limits to control

the impact of interest
rate changes on the Bank’s NII, while maintaining

the Bank’s economic value sensitivity within risk

appetite.

Managing Structural Interest Rate Risk
Interest rate risk is the impact that changes

in interest rates could have on the Bank’s

margins, earnings, and economic value. Interest

rate risk management is
designed to generate a predictable, high-quality

NII stream over time. The Bank has adopted

a disciplined hedging approach to manage

the net interest income
from its asset and liability positions. Key aspects

of this approach are:
•

Evaluating and managing the impact of rising

or falling interest rates on net interest income

and economic value, and developing strategies

to manage overall
sensitivity to rates across varying interest

rate scenarios;
•

Modelling the expected impact of customer

behaviour on TD’s products (e.g., how actively

customers exercise embedded options,

such as prepaying a loan or
redeeming a deposit before its maturity date);

•

Assigning target-modelled maturity profiles

for non-maturity assets, liabilities, and equity;
•

Measuring the margins of TD’s banking products

on a fully-hedged basis, including the impact

of financial options that are granted

to customers; and

•

Developing and implementing strategies

to stabilize net interest income from all retail and

commercial banking products.
The Bank is exposed to the interest rate risk

from “mismatched positions” which occur

when asset and liability principal and interest

cash flows have different
repricing or maturity dates. The Bank measures

this risk based on an assessment of:

contractual cash flows, product-embedded

optionality, customer behaviour
expectations and the modelled maturity

profiles for non-maturity products. To manage this risk, the Bank primarily uses financial derivatives, wholesale
investments and funding transactions.

The Bank also measures its exposure

to non-maturity liabilities, such as core deposits,

by assessing interest rate elasticity and

balance permanence using
historical data and business judgment. Fluctuations

of non-maturity deposits can occur due

to factors such as interest rate and equity

market movements, and
changes to customer liquidity preferences.

Banking product optionality, whether from freestanding options such as mortgage rate commitments or options

embedded within loans and deposits, expose

the
Bank to significant financial risk. To manage these exposures, the Bank uses a dynamic hedging approach designed

to replicate the payoff of a purchased option.
• Rate Commitments
: The Bank measures its exposure from

freestanding mortgage rate commitment

options using an expected funding profile based

on
historical experience. Customers’ propensity

to fund, and their preference for fixed or

floating rate mortgage products, is influenced

by factors such as market
mortgage rates, client characteristics, and

seasonality.
•
Asset Prepayment and other Embedded

Options
: The Bank models its exposure to options

embedded in some of its products based on

analyses of
customer behaviour. Examples of modeled options are

the right to prepay residential mortgage

loans, and the right to early redeem some

term deposit products.
For mortgages, econometric models are

used to model prepayments and the effects of

prepayment behaviour to the Bank. In general,

mortgage prepayments

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 81
are also affected by factors such as rate incentive

along with mortgage age, home prices,

gross domestic product (GDP) growth,

etc. A combined impact is also
assessed to determine a core liquidation

speed that is independent of market incentives.

A similar analysis is undertaken for other products

with embedded
optionality.
Structural Interest Rate Risk Measures
The primary measures for this risk are Economic

Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest

Income Sensitivity (NIIS).
EVE Sensitivity measures the impact of a

specified interest rate shock to the net present

value of the Bank’s banking book assets, liabilities,

and certain off-
balance sheet items. It reflects a measurement

of the potential present value impact on

shareholders’ equity without an assumed term

profile for the management
of the Bank’s own equity and excludes product

margins.

NIIS measures the change in NII over a

twelve-month horizon resulting from resetting

interest rates on banking book assets,

liabilities and certain off-balance
sheet items under a specified interest rate

shock scenario.

The Bank’s Market Risk policy sets overall limits

on structural interest rate risk measures.

These limits are periodically reviewed and approved

by the Risk
Committee. In addition to the Board policy limits,

book-level risk limits for the Bank’s management

of non-trading interest rate risk are set by

Risk Management.
Exposures against these limits are routinely

monitored and reported, and breaches of the

Board limits, if any, are escalated to both the ALCO and the Risk
Committee.

TABLE 45: STRUCTURAL INTEREST

RATE SENSITIVITY MEASURES
(millions of Canadian dollars) As at
October 31, 2025 October 31, 2024
EVE NII 1,2 EVE 1 NII 1
Sensitivity
1,2
Sensitivity
1,2,3
Sensitivity
1
Sensitivity
1,3
Canadian
U.S.

Total Canadian U.S. Total Total Total
dollar
4
dollar dollar
4
dollar
Before-tax impact of

100 bps increase in rates
$
(957)
$
(1,558)
$
(2,515)
$
400
$
390
$
790
$
(2,489)
$
720

100 bps decrease in rates
865
1,227
2,092
(441)
(419)
(860)
1,914
(983)
1 Does not include exposures from Wholesale Banking.
2
Effective July 31, 2025, the sensitivity measures are reported by currency to better differentiate

NIIS to movements in underlying rates.
3
Represents the twelve-month NII exposure to an immediate and sustained shock in rates, and may include adjustments for non-recurring items.
4

Includes other currency exposures.
As at October 31, 2025, an immediate and

sustained 100 bps increase in interest rates

would have a negative impact to the Bank’s EVE

of $
2,515

million, an
increase of $
26

million from last year, and a positive impact to the Bank’s NII of

$
790

million, an increase of $
70

million from last year. An immediate and sustained
100 bps decrease in interest rates would

have a positive impact to the Bank’s EVE of $
2,092

million, an increase of $
178

million from last year, and a negative
impact to the Bank’s NII of $
860

million, a decrease of $
123

million from last year. The year-over-year increase in EVE

Sensitivity is primarily attributed to an
increase in net fixed rate assets held, commensurate

with growth in book capital. Year-over-year changes in NII Sensitivity are largely related to Treasury hedging
alongside marginal changes in product mix. As

at October 31, 2025, reported EVE

and NII Sensitivities remain within the Bank’s risk

appetite and established
Board limits.

Managing Non-trading Foreign Exchange

Risk
Foreign exchange risk refers to losses that

could result from changes in foreign-currency

exchange rates. Assets and liabilities that

are denominated in foreign
currencies create foreign exchange risk.

The Bank is exposed to non-trading foreign exchange

risk primarily from its investments in foreign

operations. When the Bank’s foreign currency

assets are
greater or less than its liabilities in that

currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact

the Bank’s
reported net income and shareholders’ equity, and its capital ratios.

To
minimize the impact of an adverse foreign exchange

rate change on certain capital ratios, the

Bank’s net investments in foreign operations are

hedged so
that changes in certain capital ratios fall

within risk appetite, in response to movement

in foreign exchange rates. The Bank

does not generally hedge the earnings
of foreign subsidiaries which results in

changes to the Bank’s consolidated earnings when relevant

foreign exchange rates change.
Other Non-trading Market Risks
Other structural market risks monitored on a regular

basis include:
● Basis Risk
– The Bank is exposed to risks related to

the difference in various market indices.
● Equity Risk

–
The Bank is exposed to non-trading equity

risk from investment securities designated

at FVOCI, equity-linked guaranteed investment

certificate
product offerings and share-based compensation plans

where certain employees are awarded

share units equivalent to the Bank’s common

shares as
compensation for services provided to

the Bank. These share units are recorded

as a liability over the vesting period and revalued

at each reporting period
until settled in cash, and changes in the Bank’s

share price can impact non-interest expenses.

The Bank uses equity derivative instruments

to manage its non-
trading equity risk.
Managing Investment Portfolios
The Bank manages a securities portfolio

that is integrated into the overall asset and

liability management process for traditional

banking activities. The securities
portfolio is comprised of high-quality, low-risk securities and managed in a manner appropriate to the attainment

of the following goals: (1) to generate a

targeted
credit of funds to deposit balances that are in

excess of loan balances; (2) to provide

a sufficient pool of liquid assets to meet deposit and

loan fluctuations and
overall liquidity management objectives; (3)

to provide eligible securities to meet collateral

and cash management requirements; and

(4) to manage the target
interest rate risk profile of the balance sheet.

The Risk Committee reviews and approves

the Enterprise Investment Policy that sets out

limits for the Bank’s
investment portfolio. In addition, the Wholesale

Banking and Insurance businesses also hold

investments that are managed separately.
WHY NET INTEREST MARGIN FLUCTUATES OVER TIME
As previously noted, the Bank’s approach to structural

(non-trading) market risk is designed

to generate stable and predictable earnings

over time, regardless of
cash flow mismatches and the exercise of

options granted to customers. This approach

also creates margin certainty on loan and

deposit profitability as they are
booked. Despite this approach however, the Bank’s NIM is subject to change over time for the following reasons

(among others):
●

Differences in margins earned on new and renewing

products relative to the margin previously

earned on matured products;
●

Weighted-average margin impact from changes in

business and product mix;

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 82
●

Changes in the basis between certain market

indices;
●

Potential lags in changing product prices

in response to changes in market interest rates,

including rate-sensitive deposit pricing;
●

Changes from the repricing of hedging strategies

to manage the investment profile of the

Bank’s non-rate sensitive deposits; and
●

Margin changes from the portion of the Bank’s deposits

that are non-rate sensitive but not expected

to be longer term in nature, resulting in a

shorter term
investment profile and higher sensitivity

to short-term rates.
The general level of interest rates will affect the return

the Bank generates on its modelled

maturity profile for core non-rate sensitive deposits

and the investment
profile for its net equity position as it evolves

over time. The general level of market interest

rate volatility is also a key driver of

some modelled option exposures,
and will affect the cost of hedging such exposures.

The Bank’s approach to managing these factors

tends to moderate their impact over time,

resulting in a more
predictable NII stream over time.
Operational Risk
Operational risk is the risk of loss resulting

from inadequate or failed internal processes,

people and systems or from external events

and also includes losses
related to legal risk events and regulatory

fines.
Operational risk is inherent in all of the Bank’s business

activities, including the practices and controls

used to manage other risks such as credit,

market, and
liquidity risk. Failure to manage operational

risk can result in financial loss (direct or

indirect), reputational harm, or regulatory

censure and penalties.

The Bank seeks to actively identify, mitigate and manage operational risk in order to create and sustain shareholder

value, successfully execute the Bank’s
business strategies, operate efficiently, and provide reliable, secure and convenient access to financial services.

The Bank maintains a formal enterprise-wide
operational risk management framework

that emphasizes a strong risk management

and internal control culture throughout

TD to help support operational
resilience and the Bank’s ability to withstand disruptions.
WHO MANAGES OPERATIONAL RISK
Operational Risk Management is an independent

function that owns and maintains the Bank’s

Operational Risk Framework. This framework

sets out the
enterprise-wide governance processes, policies,

and practices to identify, assess, measure, control, monitor, escalate, report,

and communicate on operational
risk. Operational Risk Management is designed

to provide appropriate monitoring and reporting

of the Bank’s operational risk profile and exposures

to senior
management through the Operational

Risk Oversight Committee (OROC),

the Enterprise Risk Management Committee

(ERMC), and the Risk Committee of

the
Board.
In addition to the framework, Operational

Risk Management owns and maintains, or has

oversight of, the Bank’s operational risk policies including those that
govern business continuity and crisis

management, process & execution risk, third-party

risk management, data risk management,

fraud risk management, change
governance, operational resilience, technology

and cybersecurity risk management, people

risk management and insider risk management.
Senior management of individual business

segments and corporate functions are responsible

for the day-to-day management of operational

risk following the
Bank’s established operational risk framework, policies

and the three lines of defence model. An

independent risk management oversight

function supports each
business segment and corporate function

to monitor and challenge the implementation

and use of the operational risk management

programs according to the
nature and scope of the operational risks inherent

in their area. Senior executives in each

business segment and corporate area participate

in a Risk Management
Committee that oversees operational risk

issues and initiatives.
Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures

guiding employee activities, training is

available
to all employees regarding specific types of operational

risks and their role in helping to protect

the Bank.
HOW TD MANAGES OPERATIONAL RISK
The Operational Risk Framework aligns

with the Bank’s Enterprise Risk Framework and

risk appetite. The Framework outlines

the internal risk and control
environment to manage operational risk and

includes the operational risk appetite, governance

processes, and policies. The framework

incorporates sound
industry practices and is designed to

meet regulatory requirements. Key components

of the framework include:
Governance and Organization
Operational risk governance emphasizes

and balances strong independent oversight

with clear ownership for risk and control

within each business segment and
corporate function. Management reporting

and organizational structures emphasize

accountability, ownership, and effective oversight of each business segment’s and each corporate function’s operational risk exposures.

In addition, the expectations of the Risk Committee

and senior management for managing operational
risk are set out by enterprise-wide policies and

practices.
Risk and Control Self-Assessment
Internal controls are one of the primary

methods of safeguarding the Bank’s employees, customers,

assets, and information, and in preventing

and detecting errors
and fraud. Management undertakes comprehensive

assessments of key risk exposures and

the internal controls in place to reduce or offset these

risks. Senior
management reviews the results of these assessments

to assess whether management of the risk

and internal controls are effective, appropriate,

and compliant
with the Bank’s policies.
Operational Risk Event Monitoring
To
reduce the Bank’s exposure to future loss, the Bank

must remain aware of and respond to its

own and industry operational risks. The Bank’s

policies and
processes require that operational risk events

be identified, tracked, and reported to the appropriate

level of management to facilitate the Bank’s analysis

and
management of its risks and inform the assessment

of suitable corrective and preventative

action. The Bank also reviews, analyzes,

and benchmarks itself against
operational risk losses that have occurred at other

institutions using information acquired

through recognized industry data providers.
Scenario Analysis
Scenario Analysis is a systematic and repeatable

process of obtaining expert business and

risk opinion to derive assessments of

the likelihood and potential loss
estimates of high impact operational events

that are unexpected and outside the normal

course of business. The Bank applies this practice

to meet risk
measurement and risk management objectives.

The process includes the use of relevant

external operational loss event data along

with the Bank’s internal loss
data and risk outlook that is assessed considering

the Bank’s operational risk profile and control

structure. The program is designed to raise awareness

and

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 83
educate business segments and corporate

functions regarding existing and emerging risks,

which may result in the identification and assessment

of new
hypothetical scenarios and risk mitigation action

plans to minimize tail risks.
Risk Reporting
Risk Management regularly monitors risk-related

measures and the risk profile throughout

the Bank to report to senior management and

the Risk Committee.
Operational risk measures are systematically

tracked, assessed, and reported to promote

management accountability and direct

the appropriate level of attention
to current and emerging issues.
Insurance
TD’s Corporate Insurance team, with oversight from

Risk Management, utilizes insurance and

other risk transfer arrangements to mitigate

and reduce potential
future losses related to operational risk.

Risk Management includes oversight of the effective

use of insurance aligned with the Bank’s risk

management strategy
and risk appetite. Insurance terms and provisions,

including types and amounts of coverage,

are regularly assessed so that the Bank’s tolerance

for risk and,
where applicable, statutory requirements are

satisfied. The management process includes

conducting regular in-depth risk and financial

analysis and identifying
opportunities to transfer elements of the Bank’s risk

to third parties where appropriate.

The Bank transacts with external insurers that

satisfy its minimum financial
strength rating requirements.
Technology and Cybersecurity
The Bank leverages technology to support

its operations including new markets, competitive

products, delivery channels, as well as other

opportunities.
The Bank manages technology and cybersecurity

risks to support day-to-day operations; and

protect against unauthorized access to the

Bank’s technology,
infrastructure, systems, information, and

data.
To
enable this, the Bank monitors, manages,

and continues to enhance its ability to

mitigate these risks through
enterprise-wide programs and the implementation

of industry-accepted technology risk and

cyber threat management practices to help

support rapid detection and
response.

The Bank’s Platforms and Technology Risk Oversight Committee provides senior executive oversight, direction and

guidance regarding management of risks
relating to technology and cybersecurity, including cyber threats,

cyber resiliency, cyber terrorism/activism, cyber fraud, cyber extortion,

identity theft and data
theft. This Committee endorses actions and

makes recommendations to the CEO and the

ERMC as appropriate, including in

some instances, supporting onward
recommendations to the Risk Committee and

the Board of Directors. Together with the Bank’s Operational Risk Framework, technology and cybersecurity
programs also include resiliency planning

and testing, as well as disciplined technology

operations practices.
Data Management
The Bank manages data risk through

the Data Risk Management Framework

which describes the governance, policies, and

processes that TD’s business and
corporate segments, including oversight functions

employ to help manage and govern data

risk within the Bank’s risk appetite.

The Bank’s data assets are governed and managed

with a view to preserve value and support

business objectives. Inconsistent or inadequate

data governance
and management practices may compromise

the Bank’s data and information assets which

could result in financial, regulatory or reputational

impacts. The Bank’s
Enterprise Data Management Office develops

and implements enterprise-wide standards and

practices that describe how data and

information assets should be
created, used, or maintained on behalf of

the Bank.
Business Continuity and Crisis Management
The Bank maintains an Enterprise Business

Continuity and Crisis Management (EBCCM) program

that supports management’s ability to operate the Bank’s
businesses and operations (including providing

customers access to products and services) in

the event of a crisis or business disruption.

Ongoing threat
assessments, business impact analysis, planning,

exercises, and testing are leveraged

to achieve a target level of operational resiliency

within the Bank’s risk
appetite. The program also includes establishing

appropriate crisis and incident management

governance structures and protocols, including

an escalation path to
decision-makers, coordinated actions, and internal

and external communications, to enable

TD to respond effectively to significant business

disruptions.
Third-Party Management
A Third-Party Business Arrangement refers

to any type of strategic or business arrangement

between TD Bank and an entity(ies) or individuals,

by contract or
otherwise, save for engagements with

the Bank’s customers and employment contracts.

While these relationships bring benefits

to the Bank’s businesses and
customers, the Bank also needs to manage

and minimize any risks related to the

activity. The Bank does this through an enterprise Third-Party

Risk Management
program that is designed to manage third-party

risks throughout the lifecycle of a relationship

with a third-party. This process also provides risk management

and
senior management oversight of these arrangements

that management considers appropriate

based on the risk and criticality of the arrangement.

Operational Resilience
Operational resilience is the ability of the

Bank to continue to deliver, and rapidly recover, critical services through business disruption events, whether internal

or
external.
The Bank’s Operational Resilience program assesses

the end-to-end availability of the Bank’s most

essential business and shared services, across

critical, single
points of failure, such as technology, third-parties, people, premises,

and data, to assess whether the

service can be delivered through disruptive

events, and
without causing intolerable harm to customers

and financial markets.
Change and Delivery
The Bank has established an enterprise-wide

standard for identifying and assessing the

risks of proposed changes that affect Products/Services,
Process/Operations and Technology, and formal methodologies for delivering the changes (i.e., Project

Delivery Lifecycle, TD Agile and TD Scaled Agile).

This
approach involves senior management governance

and oversight of the Bank’s change portfolio and

leverages the use of a standardized

change risk assessment,
change delivery methodologies, defined

accountabilities and capabilities, and portfolio

reporting and management tools

to help support successful delivery.
Fraud Management
The Bank develops and implements enterprise-wide

fraud management strategies, policies,

and practices that are designed to minimize

the number, size and
scope of external fraudulent activities perpetrated

against it. The Bank employs prevention,

detection and monitoring capabilities across

the enterprise that are
designed to help protect customers, shareholders,

and employees from increasingly sophisticated

external fraud risk. External Fraud risk is

managed by

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 84
communicating appropriate policies,

procedures, employee education in external

fraud risks, and monitoring activity to help

maintain adherence to the Fraud Risk
Management Framework. The Fraud Risk

Management Framework describes the governance,

policies, and processes that the Bank’s businesses

employ to
proactively manage and govern external fraud

risk within the Bank’s risk appetite which is embedded

in the Bank’s day to day operations and

culture.

Operational Risk Capital Measurement
The Bank’s operational risk capital is determined

using the Basel III Standardized Approach

(SA) for operational risk, and is a product of

a Business Indicator
Component (BIC) and an Internal Loss Multiplier

(ILM). BIC is a financial-statement-based proxy

for operational risk and is derived using

financial information over
the previous three years. ILM is derived using

operational risk losses, net of recoveries,

over the previous ten years, and the BIC.
People Risk Management
People risk is the risk associated with inadequacies

in the Bank’s organizational capacity, capability, and resources to support its business goals, objectives and
strategies, human resource policies, processes,

and practices to hire, develop and retain resources

with appropriate capabilities and requisite

domain expertise to
operate and grow the business in a manner

consistent with employment laws, and

regulatory expectations.

This includes the risk associated with

misalignment
between the Bank’s stated desired culture and

its actual culture.

HR sets policies for key people and talent

programs that business lines implement

within their
daily operations. HR is an oversight function

and has central oversight for TD’s culture and people

risk for the Bank including compensation,

performance
management, conduct (in partnership with

Risk Management), appreciation and recognition

and talent. The Bank undertakes a Talent Review and Succession
Management program, which focuses on

the assessment, development and succession

planning for senior and key roles within

the organization. In addition, a
Critical Roles program exists to strengthen our

practices to assess capabilities and aims to enhance

the management of talent in roles most critical

to the Bank’s
success. Risk Management provides oversight

and independent challenge to HR through

an effective objective assessment of their activities

and programs.

Insider Risk Management
Insider Risk exposure is inherent in the normal

course of operating TD’s businesses and insider

risk continues to evolve, leading to new

or emerging threats. The
Bank has developed and implemented enterprise-wide

insider risk management strategies, policies

and practices that are designed to identify, prevent, and

mitigate unauthorized insider activities.

The Enterprise Insider Risk Framework describes

governance, roles and responsibilities,

and processes that the Bank’s
businesses and corporate functions employ

to proactively manage and govern insider

risk within the Bank’s risk appetite.

Conduct Risk
Conduct risk is an overarching risk category

that correlates with various enterprise risks,

including but not limited to, consumer

protection, market integrity, financial
crimes, and operational risks. Conduct risk

encompasses the potential for actions or

behaviours by an organization or its employees

that may lead to legal,
regulatory compliance, reputational, and financial

impact that can adversely affect customers,

the market, employees, and the organization.

TD has prioritized
conduct risk management and has policies in

place to protect, to maintain trust, and

to foster a culture of integrity and accountability

with our customers, the
market, our employees, and the organization.

This involves fostering a culture of ethical behavior, implementing robust governance frameworks, and ensuring
employees understand and adhere to the organization’s

Code of Conduct and Ethics.
Conduct Risk and Insider Risk intersect

when the inappropriate or unethical behavior

of employees manifest in conduct incidents

that harm customers, violate
regulatory compliance, or compromise ethical

standards of the organization. While Conduct

Risk encompasses a broader category of ethical

and compliance
issues, Insider Risk is more specifically focused

on threats from within the organization.
Regulatory Compliance Risk
Regulatory compliance risk arises from potential

non-compliance with applicable laws, regulations,

rules, regulatory guidance, voluntary codes

and public
commitments, or standards and codes set by

self-regulatory organizations. The Bank

faces regulatory compliance risk in nearly all of

its operations and manages
this risk mainly through the Enterprise RCM

Framework. The TD Compliance Department

owns and maintains the Enterprise RCM

Framework, which provides an
overview of the Bank’s risk-based RCM program

and guidance for the Bank’s businesses and

corporate functions.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 85
Model Risk
Model risk is the potential for adverse consequences

arising from decisions based on incorrect

or misused models and their outputs. It

can lead to financial loss,
reputational risk, or incorrect business and

strategic decisions.

WHO MANAGES MODEL RISK
Primary accountability for the management

of model risk resides with the senior

management of individual businesses

with respect to the models they use. The
Operational Risk Oversight Committee provides

oversight of model governance, risk, and

control matters. Model Risk Management

monitors and reports on
existing and emerging model risks, and provides

periodic assessments to senior management,

Risk Management, the Risk Committee,

and regulators on the state
of model risk at TD and alignment with the

Bank’s Model risk appetite. The Risk Committee

approves the Bank’s Model Risk Management Framework

and Model
Risk Policy.
HOW TD MANAGES MODEL RISK
The Bank manages model risk in accordance

with management approved model risk policies

and supervisory guidance which encompass

the life cycle of a model,
including proof of concept, development,

validation and approval, implementation, usage,

and ongoing model monitoring. The Bank’s

Model Risk Management
Framework also captures models that may be

partially or wholly qualitative or based on

expert judgment.
Segments identify the need for a new model

and are responsible for model development

and documentation according to the Bank’s

policies and standards.
During model development, controls with

respect to code generation, acceptance

testing, and usage are established and documented

to a level of detail and
comprehensiveness commensurate with

their model risk rating. Once models are implemented,

model owners are responsible for ongoing

monitoring and usage in
accordance with the Bank’s Model Risk Policy. In cases where a model is deemed obsolete or unsuitable for its

originally intended purposes, it is decommissioned
in accordance with the Bank’s policies.
Model Risk Management provides oversight,

including maintaining a centralized inventory of

all models as defined in the Bank’s Model Risk

Policy, independent
validation before each initial use, annual model

review, and ongoing validation on a pre-determined schedule

depending on the model risk rating.

Model Risk
Management sets model monitoring and

model implementation standards, and provides

training to all stakeholders. The validation

process varies in rigour,
depending on the model risk rating, but at a

minimum contains a detailed determination

of:

●

the conceptual soundness of model methodologies

and underlying quantitative and qualitative

assumptions;

●

the risk associated with a model based on intrinsic

risk, materiality and criticality;

●

the sensitivity of a model to assumptions

within the model and changes in data inputs

including stress testing; and

●

the limitations of a model and the compensating

risk mitigation mechanisms in place to address

the limitations.

As with traditional model approaches,

AI models (including machine learning and

Generative AI models) are also subject

to the same standards and risk
management practices.

At the conclusion of the validation process,

a model will either be approved for use

or will be rejected and require redevelopment

or other courses of action.
Models identified as obsolete or no longer

appropriate for use, due to changes in industry

practice, the business environment or Bank

strategies, are
decommissioned.

The Bank has policies and procedures in

place designed to discern models from

non-models, and the level of independent

challenge and oversight is
commensurate with the risk rating of the

model. Non-models are subject to governance

requirements such as End User Computing

Standards.
Artificial Intelligence Risk
Artificial Intelligence (AI) risk is the potential harm

to people, organizations, or systems resulting

from the development, deployment and use

of AI models. These
risks can stem from various sources, including

the data used to train the AI, the AI model

itself, the way the model is used, and its

interaction with people,
organizations and systems.
Primary accountability for the management

of AI risk resides with the senior management

of individual businesses with respect to

the AI that they use. In addition,
various Risk and Control functions have oversight

of AI risks, including but not limited

to Compliance, Data Risk Management,

Model Risk Management,
Technology and Cybersecurity Risk Management, Privacy and Third-Party

Risk Management.

All models, including AI models, are managed

through TD’s model lifecycle management process

which employs a “three lines of defense”

approach to AI risk
management that emphasizes and balances

strong independent oversight involving

multiple oversight functions with clear accountabilities

for, and ownership of,
risks related to the deployment of models (including

AI systems). The Model Risk Management

Framework and Global Compliance

Model Oversight Policy are
examples of our comprehensive risk management

process, including with respect to

safety, fairness, monitoring and validation.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 86
Insurance Risk
Insurance risk is the risk of financial loss due

to actual experience emerging differently

from expectations in insurance product pricing

and/or design, underwriting,
reinsurance protection, and claims or reserving

either at the inception of an insurance or reinsurance

contract, during the lifecycle of the claim or at

the valuation
date. Unfavourable experience could emerge

due to adverse fluctuations in timing, actual

size, frequency of claims (for example, driven

by non-life premium risk,
non-life reserving risk, catastrophic risk, mortality

risk, morbidity risk, and longevity risk),

policyholder behaviour, or associated expenses.
Insurance contracts provide financial protection

by transferring insured risks to the issuer

in exchange for premiums. The Bank is

engaged in insurance businesses
relating to property and casualty insurance, life

and health insurance, and reinsurance, through

various subsidiaries; it is through these businesses

that the Bank is
exposed to insurance risk.
WHO MANAGES INSURANCE RISK
Senior management within the insurance business

units has primary responsibility for

managing insurance risk with oversight by

the CRO for Insurance, who
reports into the Bank’s Risk Management Group.

The Bank’s Audit Committee and the Bank’s Corporate

Governance Committee respectively act

as the Audit and
Conduct review committees for the Canadian

insurance company subsidiaries. The insurance

company subsidiaries also have their own

boards of directors who
provide additional risk management oversight.
HOW TD MANAGES INSURANCE RISK
The Bank’s risk governance practices are designed

to support independent oversight and

control of risk within the insurance business.

The TD Insurance Risk
Committee and its subcommittees provide

critical oversight of the risk management

activities within the insurance business

and monitor compliance with insurance
risk policies. The Bank’s Insurance Risk Management

Framework and Insurance Risk Policy collectively

outline the internal risk and control structure

to manage
insurance risk and include risk appetite, policies,

processes, as well as limits and governance.

These documents are maintained by Risk Management

and support
alignment with the Bank’s risk appetite for insurance

risk.
The assessment of insurance contract liabilities

(remaining coverage and incurred claims)

is central to the insurance operation.

TD Insurance establishes reserves
to cover estimated future payments (including

loss adjustment expenses) on all claims

or terminations/surrenders of premium arising

from insurance contracts
underwritten. The reserves cannot be established

with complete certainty and represent

management’s best estimate for future payments.

As such, TD Insurance
regularly monitors estimates against actual

and emerging experience and adjusts reserves

as appropriate if experience emerges

differently than anticipated.
Liabilities for incurred claims and liabilities

for remaining coverage are governed

by the Bank’s general insurance and life and health

reserving risk policies.
Sound product design is an essential element

of managing risk. In addition, TD’s insurance

products are priced considering required

capital levels, with targeted
returns set by management. The Bank’s exposure

to insurance risk is mostly short-term in nature

as the principal underwriting risk relates to personal

automobile
and home insurance and small commercial insurance.
Insurance market cycles, as well as changes

in insurance legislation, the regulatory

environment, judicial environment, trends

in court awards, climate patterns,
pandemics or other applicable public health emergencies,

and the economic environment may impact

the performance of the insurance business.

We maintain
premium, pricing and underwriting policies or

standards to help manage these inherent risks.
There is also exposure to concentration risk

associated with general insurance and

life and health insurance coverage. Exposure

to insurance risk concentration is
managed with an Accumulation Management

Policy and through established underwriting

guidelines, limits, and authorization levels

that govern the acceptance of
risk. Concentration of insurance risk is also

mitigated through the purchase of reinsurance.

The insurance business’ reinsurance programs

are governed by
catastrophe and reinsurance risk management

policies.
Strategies are in place to help manage the risk

to the Bank’s reinsurance business. Underwriting

risk on business assumed is managed

through a policy that limits
exposure to certain types of business and countries.

The vast majority of reinsurance treaties

are annually renewable, which minimizes long-term

risk. Pandemic
exposure is reviewed and estimated annually

within the reinsurance business to manage

concentration risk.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 87
Liquidity Risk
The risk of having insufficient cash or collateral

to meet financial obligations and an inability

to, in a timely manner, raise funding or monetize assets at

a non-
distressed price. Financial obligations can arise

from deposit withdrawals, debt maturities,

commitments to provide credit or liquidity

support or the need to pledge
additional collateral.
TD’S LIQUIDITY RISK APPETITE
TD follows a disciplined liquidity management

program, which is subject to risk governance

and oversight, and is designed to maintain

sufficient liquidity to permit
the Bank to operate through a significant

liquidity event without relying on extraordinary

central bank assistance. The Bank maintains

access to a stable and
diversified funding base and aligns its funding

profile with that of the assets and contingent

obligations it supports.
WHO MANAGES LIQUIDITY RISK
The Risk Committee, the ALCO and

the Treasurer are accountable for the identification,

assessment, control, monitoring and oversight

of liquidity risk.
•

The Risk Committee regularly reviews the

Bank’s liquidity position and approves the Bank’s

Liquidity Risk Management Framework

biennially and related
policies annually.
•

The Bank’s ALCO is responsible for establishing

effective management structures and practices

to ensure appropriate measurement, management,

and
governance of liquidity risk.

•

The Global Liquidity & Funding (GLF)

Committee, a subcommittee of the ALCO

comprised of senior management from

Treasury, Wholesale Banking and Risk
Management, identifies and monitors the Bank’s liquidity

risks.

In addition to our committee oversight framework,

liquidity risk management activities

are subject to the three lines of defence governance

model. Treasury, the
first line of defence for the management of liquidity

risk, is subject to independent second line

challenge and oversight by Risk Management.

TD’s Internal Audit is
the third line of defence. The three lines of

defence are independent of the business

whose activities generate liquidity risks.
HOW TD MANAGES LIQUIDITY RISK
The Bank manages the liquidity profile of

its businesses in accordance with its defined

liquidity risk appetite.

The Bank’s strategies, plans and governance
practices underpin an integrated liquidity risk

management program that is designed to reduce

exposure to liquidity risk and maintain

compliance with regulatory
requirements. A combination of quantitative and

qualitative measures is used to control liquidity

risk with the objective of maintaining sufficient liquidity

to satisfy
the Bank’s operational needs and client commitments

in both normal and stress conditions.

The Bank targets a 90-day survival horizon

under a combined bank-
specific and market-wide stress scenario,

and surpluses over regulatory requirements,

including those prescribed by OSFI’s Liquidity

Adequacy Requirements
(LAR) guideline. The Bank’s funding program emphasizes

a stable, diversified deposit base as

a core source of funding and maintains ready

access to wholesale
funding markets to diversify across terms,

funding types, and currencies. This approach

helps lower exposure to sudden contractions

of wholesale funding
capacity and minimizes structural liquidity

gaps. The Bank also maintains a contingency

funding plan (CFP) to enhance preparedness

to address potential liquidity
stress events.

The Bank’s internal stress testing informs the

management of liquidity risk. Among scenarios

considered is a severe combined stress event

resulting in elevated
liquidity requirements and a loss of confidence

in the Bank’s ability to meet obligations as

they come due. In addition to this bank-specific

event, this scenario
incorporates a market-wide liquidity

stress that materially reduces the availability

of funding for all institutions and decreases

the marketability of assets. The
Bank’s liquidity risk management policies stipulate

that the Bank must maintain a sufficient level of

liquid assets to support business growth,

and to cover stressed
liquidity requirements under the stress scenario

for a period of up to 90 days. Key elements

of the scenario include:
●

loss of access to wholesale funding including

repayment of maturing debt in the next 90

days;
●

accelerated deposit attrition or “run-off”;
●

increased utilization of available credit and liquidity

facilities; and
●

increased collateral requirements associated

with downgrades in the Bank’s credit ratings.
Internal measures and limits complement regulatory

liquidity requirements, such as the Liquidity

Coverage Ratio (LCR), the Net Stable Funding

Ratio (NSFR), and
the Net Cumulative Cash Flow (NCCF)

monitoring tool prescribed in OSFI’s LAR guidance.

The Bank’s liquidity is managed to the higher of its internal liquidity
requirements and target buffers over the regulatory

minimums.
The Bank also considers regional regulatory

metrics as well as potential restrictions

on liquidity transferability in the calculation

of enterprise liquidity positions.
Accordingly, surplus liquidity domiciled in regulated subsidiaries may be excluded from consolidated liquidity

positions as appropriate.

The Bank’s Funds Transfer Pricing process considers liquidity risk as a key determinant of the cost

or credit of funds to businesses.
LIQUID ASSETS
The Bank’s unencumbered liquid assets could be

used to help address potential funding needs

arising from stress events. Liquid asset eligibility

considers
estimated stressed market values and

trading market depth, as well as operational,

legal, or other impediments to sale, rehypothecation

or pledging.

Assets held by the Bank to meet liquidity

requirements are summarized in the following

tables. The tables do not include assets held

within the Bank’s insurance
businesses as these are used to support insurance-specific

liabilities and capital requirements.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 88
TABLE 46: SUMMARY OF LIQUID

ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted)
As at

Securities

received as

collateral from

securities

financing and

Bank-owned

derivative

Total
Encumbered

Unencumbered

liquid assets

transactions liquid assets
liquid assets

liquid assets 1
October 31, 2025

Cash and central bank reserves
$
17,966
$
–
$
17,966
$
1,130
$
16,836
Obligations of government, federal agencies, public sector

entities,
and multilateral development banks 2
112,902
117,718
230,620
95,245
135,375
Equities
18,403
4,111
22,514
19,146
3,368
Other debt securities
6,229
6,219
12,448
9,213
3,235
Other securities
–
–
–
–
–
Total Canadian dollar-denominated
155,500
128,048
283,548
124,734
158,814
Cash and central bank reserves
89,425
–
89,425
185
89,240
Obligations of government, federal agencies, public sector

entities,
and multilateral development banks
215,537
160,502
376,039
179,623
196,416
Equities
65,295
42,664
107,959
62,020
45,939
Other debt securities
77,703
17,744
95,447
29,212
66,235
Other securities
31,647
2,937
34,584
8,161
26,423
Total non-Canadian dollar-denominated
479,607
223,847
703,454
279,201
424,253
Total
$
635,107
$
351,895
$
987,002
$
403,935
$
583,067
October 31, 2024

Total Canadian dollar-denominated
163,269
117,083
280,352
110,064
170,288
Total non-Canadian dollar-denominated
482,052
179,665
661,717
247,478
414,239
Total
$
645,321
$
296,748
$
942,069
$
357,542
$
584,527
1
Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
2

Includes National Housing Act Mortgage-Backed Securities (NHA MBS).
Unencumbered liquid assets held in The

Toronto-Dominion Bank, its domestic and foreign subsidiaries, and branches are summarized in the following

table.
TABLE 47: SUMMARY OF UNENCUMBERED

LIQUID ASSETS BY BANK,

SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars) As at
October 31 October 31
2025 2024
The Toronto-Dominion Bank (Parent) $
257,722
$
237,005
Bank subsidiaries
306,961
314,306
Foreign branches
18,384
33,216
Total $
583,067
$
584,527

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 89
The Bank’s monthly average liquid assets for the

years ended October 31, 2025, and October

31, 2024, are summarized in the following

table.
TABLE 48: SUMMARY OF

AVERAGE LIQUID ASSETS BY

TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) Average for the years ended
Securities
received as
collateral from
securities
financing and Total
Bank-owned derivative liquid Encumbered Unencumbered
liquid assets transactions assets liquid assets liquid assets
1
October 31, 2025
Cash and central bank reserves $ 25,713 $ – $ 25,713 $ 1,062 $ 24,651
Obligations of government, federal agencies, public sector

entities and multilateral development banks 2 112,447 109,050 221,497 92,535 128,962
Equities 15,946 4,607 20,553 16,422 4,131
Other debt securities 5,317 6,315 11,632 7,790 3,842
Other securities – – – – –
Total Canadian dollar-denominated 159,423 119,972 279,395 117,809 161,586
Cash and central bank reserves 98,817 – 98,817 211 98,606
Obligations of government, federal agencies, public sector

entities and multilateral development banks 223,041 147,932 370,973 163,352 207,621
Equities 60,733 42,275 103,008 59,742 43,266
Other debt securities 73,912 16,474 90,386 28,863 61,523
Other securities 22,523 4,100 26,623 8,076 18,547
Total non-Canadian dollar-denominated 479,026 210,781 689,807 260,244 429,563
Total $ 638,449 $ 330,753 $ 969,202 $ 378,053 $ 591,149
October 31, 2024
Total Canadian dollar-denominated 157,333 117,603 274,936 108,068 166,868
Total non-Canadian dollar-denominated 423,522 168,349 591,871 221,582 370,289
Total $ 580,855 $ 285,952 $ 866,807 $ 329,650 $ 537,157
1

Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
2

Includes NHA MBS.
Average unencumbered liquid assets held in

The Toronto-Dominion Bank, its domestic and foreign subsidiaries, and branches are summarized in the following
table.
TABLE 49: SUMMARY OF

AVERAGE UNENCUMBERED LIQUID

ASSETS BY BANK, SUBSIDIARIES,

AND BRANCHES
(millions of Canadian dollars) Average for the years ended
October 31, 2025 October 31, 2024
The Toronto-Dominion Bank (Parent) $ 250,006 $ 219,007
Bank subsidiaries 315,518 290,536
Foreign branches 25,625 27,614
Total $ 591,149 $ 537,157
ASSET ENCUMBRANCE
In the course of the Bank’s daily operations, assets

are pledged to obtain funding, support

trading and brokerage businesses, and participate

in clearing and/or
settlement systems. TD has pledging policies

in place that govern the amount of assets

we encumber, ensuring sufficient assets are available to meet liquidity requirements. A summary of on- and off-balance

sheet encumbered and unencumbered assets

is presented as follows.
TABLE 50: ENCUMBERED

AND UNENCUMBERED ASSETS
(millions of Canadian dollars) As at
Total Assets Encumbered Unencumbered
Total

Pledged as

Available as
Assets Collateral 1 Other 2 Collateral 3 Other 4
October 31, 2025
Cash and due from banks $ 7,512 $ – $ – $ – $ 7,512
Interest-bearing deposits with banks 109,417 5,700 – 99,510 4,207
Securities, trading loans, and other 1,042,834 478,953 25,714 502,937 35,230
Derivatives 82,972 – – – 82,972
Loans, net of allowance for loan losses 929,408 40,472 101,568 69,890 717,478
Other assets 5 93,242 262 – – 92,980
Total assets $ 2,265,385 $ 525,387 $ 127,282 $ 672,337 $ 940,379
October 31, 2024
Total assets $ 2,202,763 $ 509,319 $ 113,528 $ 635,491 $ 944,425
1

Pledged collateral refers to the portion of assets that are pledged through encumbering activities, such as repurchase agreements, securities lending, derivative contracts, and
requirements associated with participation in clearing houses and payment systems.

2
Includes assets supporting TD’s long-term funding activities such as asset securitization and issuance of covered bonds.
3

Represents assets that are readily available for use as collateral to generate funding or support collateral requirements.

This category includes unencumbered loans backed by real estate that qualify as eligible collateral at the FHLB system.
4
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.

5
Other assets include goodwill, other intangibles, land, buildings, equipment, other depreciable assets and right-of-use assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 90
LIQUIDITY STRESS TESTING AND CONTINGENCY

FUNDING PLANS
In addition to the Bank’s internal liquidity stress

metric, the Bank performs liquidity

stress testing on multiple alternate scenarios.

These scenarios consist of a mix
of TD-specific and market-wide stress

events designed to evaluate the potential

impact of risk factors material to the

Bank’s risk profile. Liquidity risk assessments
are also part of the Bank’s EWST program.
The Bank maintains CFPs for the enterprise

and material subsidiaries operating

in foreign jurisdictions. As they provide

a playbook for managing stressed
liquidity conditions, these plans are an integral

component of the Bank’s overall liquidity risk

management framework. The CFPs outline

different contingency
levels based on the severity and duration of

the liquidity event and identify recovery

actions appropriate for each level. To support operational readiness, CFPs provide key steps required to implement

each recovery action. Regional CFPs identify

recovery actions to address region-specific

stress events. The actions and
governance structure outlined in the Bank’s

CFP are aligned with the Bank’s Crisis Management

Recovery Plan.
CREDIT RATINGS
Credit ratings may affect the Bank’s access to, and

cost of, raising funding and its ability

to engage in certain business activities on a

cost-effective basis. Credit
ratings and outlooks provided by rating agencies

reflect their views and methodologies and

are subject to change based on several

factors including the Bank’s
financial strength, competitive position,

and liquidity, as well as factors not entirely within the Bank’s control,

including conditions affecting the overall financial
services industry.
TABLE 51: CREDIT RATINGS 1
As at
October 31, 2025
Moody’s S&P Fitch DBRS
Deposits/Counterparty 2 Aa1 A+ AA AA
Legacy Senior Debt 3 Aa2 A+ AA AA
Senior Debt 4 A2 A- AA- AA (low)
Covered Bonds Aaa – AAA AAA
Legacy Subordinated Debt – non-NVCC A3 A- A A (high)
Tier 2 Subordinated Debt – NVCC A3 (hyb) BBB+ A A (low)
AT1 Perpetual Debt – NVCC Baa2 (hyb) BBB- BBB+ –
Limited Recourse Capital Notes – NVCC Baa2 (hyb) BBB- BBB+ BBB (high)
Preferred Shares – NVCC Baa2 (hyb) BBB- BBB+ Pfd-2
Short-Term Debt (Deposits) P-1 A-1 F1+ R-1 (high)
Outlook Stable Stable Negative Stable
1

The above ratings are for The Toronto-Dominion

Bank legal entity. Subsidiaries’ ratings are available

on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not
recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision
or withdrawal at any time by the rating organization.
2

Represents Moody’s Long-Term

Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s

Long-Term Deposits Rating and DBRS

’

Long-Term Issuer Rating.
3

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September

23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
4

Subject to conversion under the bank recapitalization “bail-in”

regime.
The Bank regularly reviews the level

of increased collateral its trading counterparties

would require in the event of a downgrade of

TD’s credit rating. The following
table presents the additional collateral that

could have been contractually required to be

posted to over-the-counter (OTC) derivative

counterparties as of the
reporting date in the event of one, two, and three-notch

downgrades of the Bank’s credit ratings.

TABLE 52: ADDITIONAL COLLATERAL

REQUIREMENTS FOR RATING DOWNGRADES
1
(millions of Canadian dollars) Average for the years ended
October 31, 2025 October 31, 2024
One-notch downgrade $ 968 $ 127
Two-notch downgrade 1,435 287
Three-notch downgrade 2,506 1,014
1

These collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III standard designed to ensure

that banks have an adequate stock of unencumbered

HQLA, consisting of cash or assets that

can be
converted into cash, to meet their liquidity

needs for a 30-calendar day liquidity stress

scenario.

In accordance with OSFI’s LAR, the Bank

must maintain a minimum LCR of 100%,

except during periods of financial stress

when institutions are permitted to
use their stock of HQLA. The Bank’s LCR is

calculated according to the scenario

parameters in the LAR guideline, including

prescribed HQLA eligibility criteria and
haircuts, deposit run-off and, other outflow and

inflow rates. LCR-eligible HQLA consist

primarily of central bank reserves, sovereign-issued

or sovereign-
guaranteed securities, and high-quality

securities issued by non-financial entities.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 91

The following table summarizes the Bank’s average

daily LCR as of the relevant dates.

TABLE 53: AVERAGE LIQUIDITY

COVERAGE RATIO
1
(millions of Canadian dollars, except

as noted)
Average for the three months ended
October 31, 2025
Total unweighted Total weighted
value (average)
2
value (average)
3
High-quality liquid assets
Total high-quality liquid assets $ n/a 4 $ 346,383
Cash outflows
Retail deposits and deposits from small business

customers, of which:
$ 509,076 $ 32,890
Stable deposits 270,781 8,123
Less stable deposits 238,295 24,767
Unsecured wholesale funding, of which: 396,154 194,365
Operational deposits (all counterparties)

and deposits in networks of cooperative banks
144,433 34,275
Non-operational deposits (all counterparties) 225,836 134,205
Unsecured debt 25,885 25,885
Secured wholesale funding n/a 52,452
Additional requirements, of which: 353,824 110,125
Outflows related to derivative exposures and

other collateral requirements
53,113 46,624
Outflows related to loss of funding on debt products 12,058 12,058
Credit and liquidity facilities 288,653 51,443
Other contractual funding obligations 20,715 10,842
Other contingent funding obligations 842,403 13,118
Total cash outflows $ n/a $ 413,792
Cash inflows
Secured lending

$ 276,164 $ 48,573
Inflows from fully performing exposures 36,025 12,167
Other cash inflows 87,208 87,208
Total cash inflows $ 399,397 $ 147,948
Average for the three months ended
October 31, 2025 July 31, 2025
Total weighted Total weighted
value value
Total high-quality liquid assets $ 346,383 $ 361,014
Total net cash outflows 265,844 261,288
Liquidity coverage ratio 130% 138%
1
The LCR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS. The LCR for the quarter ended
October 31, 2025, is calculated as an average of the 62 daily data points in the quarter.
2 Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3
Weighted values are calculated after the application of respective HQLA haircuts, or inflow and outflow rates, and caps as prescribed by the OSFI LAR guideline.
4 Not applicable as per the LCR common disclosure template.
The Bank’s average LCR was 130%

for the quarter ended October 31, 2025

and continues to meet regulatory requirements.

The Bank holds a variety of liquid assets

commensurate with its liquidity needs. Most of

these liquid assets also qualify as HQLA

under the OSFI LAR guideline.
The LCR trended lower throughout the quarter

as the bank continued to focus on deploying

elevated surpluses from the sale of its equity

investment in Schwab,
this has reduced the LCR to a more sustainable

level
.

The Bank’s Level 1 assets for the quarter ended

October 31, 2025, as calculated according

to OSFI LAR
and the BCBS LCR requirements, represent

86%

of total HQLA (July 31, 2025 – 86%). In

accordance with the OSFI LAR guideline,

the Bank’s reported HQLA
excludes excess HQLA from U.S. Retail operations

to reflect liquidity transfer considerations

between U.S. Retail and affiliates as a result

of the U.S. Federal
Reserve Board’s regulations. By excluding excess

HQLA, the U.S. Retail LCR is effectively capped

at 100% prior to total Bank consolidation.
NET STABLE

FUNDING RATIO
The NSFR is a Basel III metric calculated as

the ratio of total Available Stable Funding (ASF)

to total Required Stable Funding (RSF).

The Bank must maintain an
NSFR ratio equal to or above 100% in accordance

with the LAR guideline. The Bank’s ASF comprises

the Bank’s liability and capital instruments (including
deposits and wholesale funding). The assets

that require stable funding are a function

of the Bank’s on and off-balance sheet activities,

their liquidity
characteristics, and OSFI’s LAR guideline requirements.

59
The Bank’s expectations regarding liquidity levels are based on the Bank’s assumptions regarding certain factors, including product growth, strategic plans, pace of share repurchases under the Bank’s normal course issuer bid (which is subject to financial forecasts and capital requirements).

The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control, including general market conditions, economic outlooks and geopolitical matters. Refer to the “Risk Factors That May Affect
Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 92
TABLE 54: NET STABLE FUNDING RATIO
1
(millions of Canadian dollars, except

as noted)
As at
October 31, 2025
Unweighted value by residual maturity
6 months to
No

Less than

less than

More than Weighted
maturity 2
6 months

1 year

1 year

value 3
Available Stable Funding Item
Capital $ 123,903 $ n/a $ n/a $ 7,298 $ 131,201
Regulatory capital 123,903 n/a n/a 7,298 131,201
Other capital instruments n/a n/a n/a – –
Retail deposits and deposits from small business

customers:
470,047 77,963 31,984 29,816 566,493
Stable deposits 260,797 30,528 13,738 14,385 304,196
Less stable deposits 209,250 47,435 18,246 15,431 262,297
Wholesale funding: 277,611 413,129 83,843 242,848 468,169
Operational deposits 121,012 2,494 – – 61,753
Other wholesale funding 156,599 410,635 83,843 242,848 406,416
Liabilities with matching interdependent assets 4 – 2,100 2,184 35,293 –
Other liabilities: 56,372 100,455 8,261
NSFR derivative liabilities n/a 7,130 n/a
All other liabilities and equity not included

in the above categories
56,372 84,006 2,116 7,203 8,261
Total Available Stable Funding $ 1,174,124
Required Stable Funding Item
Total NSFR high-quality liquid assets $ n/a $ n/a $ n/a $ n/a $ 58,247
Deposits held at other financial institutions for

operational purposes
– – – – –
Performing loans and securities: 130,084 283,945 145,572 664,550 788,062
Performing loans to financial institutions

secured by Level 1 HQLA
– 85,880 7,854 10 10,823
Performing loans to financial institutions

secured by non-Level 1
HQLA and unsecured performing

loans to financial institutions
– 76,604 11,047 14,305 27,942
Performing loans to non-financial corporate

clients, loans to retail
and small business customers, and loans

to sovereigns, central
banks and PSEs, of which: 41,424 63,444 49,312 295,335 346,858
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk n/a – – – –
Performing residential mortgages, of which: 36,947 53,704 74,431 280,717 291,115
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk 36,947 53,704 74,431 280,717 291,115
Securities that are not in default and do not

qualify as HQLA,
including exchange-traded equities 51,712 4,313 2,928 74,183 111,324
Assets with matching interdependent liabilities 4 – 2,526 3,638 33,412 –
Other assets: 90,168 146,980 126,170
Physical traded commodities, including gold 31,479 n/a n/a n/a 27,131
Assets posted as initial margin for derivative

contracts and

contributions to default funds of CCPs – – – 21,565 18,330
NSFR derivative assets

n/a – – 11,764 4,634
NSFR derivative liabilities before deduction

of variation margin
posted n/a 21,995 1,100
All other assets not included in the above

categories
58,689 82,963 1,120 7,573 74,975
Off-balance sheet items n/a 861,123 31,045
Total Required Stable Funding $ 1,003,524
Net Stable Funding Ratio

117%
As at
October 31, 2024
Total Available Stable Funding $ 1,154,060
Total Required Stable Funding 994,567
Net Stable Funding Ratio

116%
1

The NSFR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS.
2

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity,

non-maturity deposits, short
positions, open maturity positions, non-HQLA equities, and physical traded commodities.
3

Weighted values are calculated after the application of respective NSFR weights, as prescribed by the

OSFI LAR guideline.

4

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability.

As such, the
only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the

Canada Mortgage Bonds Program and their corresponding
encumbered assets.
The Bank’s NSFR for the quarter ended October

31, 2025 is 117%

(October 31, 2024

– 116%), representing a surplus of $171 billion, adhering to regulatory requirements.
FUNDING
The Bank has access to a variety of unsecured

and secured funding sources. The Bank’s

funding activities are conducted in accordance

with liquidity risk
management policies that require assets be

funded to the appropriate term and to a prudent

diversification profile.
The Bank’s primary approach to funding is

to maximize the use of deposits raised through

its personal, wealth and business banking

channels. The deposits
raised from these sources were approximately
64
% (October 31, 2024 –
63
%) of the Bank’s total funding. Non-personal

deposit funding as reflected below does
not include the Bank’s Wholesale Banking deposits

(including Corporate & Investment Banking).

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 93
TABLE 55: SUMMARY OF DEPOSIT

FUNDING
1
(millions of Canadian dollars) As at
October 31, 2025 October 31, 2024
Personal $
650,396
$
641,667
Non-personal
316,319
310,422
Total $
966,715
$
952,089
1
The calculation methodology has been changed to reflect deposit funding from personal, wealth and business banking channels.
WHOLESALE FUNDING
The Bank maintains various registered external

wholesale term (greater than 1 year) funding

programs to provide access to diversified

funding sources, including
asset securitization, covered bonds, and

unsecured wholesale debt. The Bank raises

term funding through Senior Notes, NHA MBS,

and notes backed by credit
card receivables (Evergreen Credit Card

Trust) and home equity lines of credit (Genesis Trust II). The Bank’s wholesale funding is diversified by geography,
currency, and funding types. The Bank raises short-term (1 year or less) funding using certificates of deposit

and commercial paper.
The following table summarizes the registered

term funding and capital programs by geography, with the related program size as at October 31, 2025.
Canada United States Europe
Capital Securities Program ($20 billion)
Canadian Senior Medium-Term Linked Notes
Program ($5 billion)
HELOC ABS Program (Genesis Trust II) ($7

billion)
U.S. SEC (F-3) Registered Capital and

Debt
Program (US$75 billion)
U.K. Financial Conduct Authority (FCA)

Registered
Legislative Covered Bond Program ($100 billion)
FCA Registered Global Medium-Term Note
Program (US$40 billion)
Non-Registered Structured Global Medium-Term
Linked Notes Program (US$20 billion)
The following table presents a breakdown of

the Bank’s term debt by currency and funding

type. Term funding as at October 31, 2025, was $192.0 billion
(October 31, 2024

– $184.5 billion).
Note that Table 56: Long-Term Funding and Table

57: Wholesale Funding do not include

any funding accessed via repurchase transactions

or securities financing.

TABLE 56: LONG-TERM FUNDING
1
As at
Long-term funding by currency October 31, 2025

October 31, 2024
Canadian dollar 26% 25%
U.S. dollar 33 31
Euro 32 33
British pound 4 5
Other 5 6
Total 100% 100%
Long-term funding by type

Senior unsecured medium-term notes 53% 51%
Covered bonds 37 40
Mortgage securitization 2 8 7
Term asset backed securities 2 2
Total 100% 100%
1
The table includes secured and unsecured, senior and subordinated notes – excluding structured notes and commercial paper – issued to external investors with an original term-to-
maturity of greater than one year.
2 Mortgage securitization excludes the residential mortgage trading business.
The Bank maintains depositor concentration

limits in respect of short-term wholesale

deposits so that it is not overly reliant

on individual depositors for funding.
The Bank further limits short-term wholesale

funding maturity concentration in an effort

to mitigate refinancing risk during a

stress event.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 94
TABLE 57: WHOLESALE FUNDING
(millions of Canadian dollars) As at
October 31 October 31
2025 2024
Less than 1 to 3 3 to 6 6 months Up to 1 Over 1 to Over
1 month months months to 1 year year 2 years 2 years Total Total
Deposits from banks
1
$ 1,763 $ 195 $ 316 $ 464 $ 2,738 $ – $ – $ 2,738 $ 1,856
Bearer deposit notes 646 2,179 2,652 255 5,732 – – 5,732 787
Certificates of deposit 9,957 17,974 32,695 29,592 90,218 295 – 90,513 101,168
Commercial paper 7,373 15,625 19,777 10,544 53,319 440 – 53,759 60,339
Covered bonds – 140 9,958 8,876 18,974 24,335 27,249 70,558 75,399
Mortgage securitization 2 – 1,814 752 2,742 5,308 3,851 30,965 40,124 32,684
Legacy senior unsecured medium-term
notes 3
– – 114 1,341 1,455 – – 1,455 88
Senior unsecured medium-term notes
4
– 6,051 2,754 8,867 17,672 25,187 57,822 100,681 93,157
Subordinated notes and debentures 5 – – – – – – 10,733 10,733 11,473
Term asset backed securitization 1,154 3,606 3,822 4,270 12,852 1,351 1,499 15,702 9,604
Other
6
35,181 4,494 962 1,975 42,612 1,375 3,833 47,820 70,951
Total $ 56,074 $ 52,078 $ 73,802 $ 68,926 $ 250,880 $ 56,834 $ 132,101 $ 439,815 $ 457,506
Of which:
Secured $ 1,155 $ 5,560 $ 14,532 $ 15,888 $ 37,135 $ 29,538 $ 59,715 $ 126,388 $ 153,855
Unsecured 54,919 46,518 59,270 53,038 213,745 27,296 72,386 313,427 303,651
Total $ 56,074 $ 52,078 $ 73,802 $ 68,926 $ 250,880 $ 56,834 $ 132,101 $ 439,815 $ 457,506
1

Only includes fixed-term commercial bank deposits.
2

Includes mortgaged backed securities (MBS) issued to external investors and Wholesale Banking residential mortgage trading business.
3

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23,

2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.
4

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in”

regime. Excludes $3.3 billion of structured notes subject to conversion under the “bail-in”
regime (October 31, 2024 – $4.4 billion).
5

Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
6

Includes fixed-term deposits from non-bank institutions (unsecured) of $26.9 billion (October 31, 2024 – $17.3 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential

mortgage trading business, the Bank’s total 2025

mortgage-backed securities issued to external

investors was
$4.6 billion (2024

– $2.3 billion) and other asset-backed

securities issued was $1.4 billion (2024

– $2.6 billion). The Bank also issued

$28.2 billion of unsecured
medium-term notes (2024

– $13.6 billion) and $4.8 billion of

covered bonds (2024 – $27.1 billion) during

the year ended October 31, 2025.
MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS
The following table summarizes on-balance

sheet and off-balance sheet categories by remaining

contractual maturity. The values of credit instruments reported in the following table represent the maximum amount

of additional credit that the Bank could

be obligated to extend should such instruments

be fully drawn or
utilized. Since a significant portion of guarantees

and commitments are expected to expire

without being drawn upon, the total of the contractual

amounts is not
representative of expected future liquidity requirements.

These contractual obligations have an impact

on the Bank’s short-term and long-term liquidity

and capital
resource needs.
The maturity analysis presented does not depict

the degree of the Bank’s maturity transformation or

the Bank’s exposure to interest rate and liquidity risk.

The
Bank’s objective is to fund its assets appropriately

to protect against borrowing cost volatility

and potential reductions to funding market availability. The Bank utilizes stable non-maturity deposits (chequing

and savings accounts) and term deposits

as the primary source of long-term funding

for the Bank’s non-trading
assets including personal and business

term loans and the stable balance of revolving

lines of credit. Additionally, the Bank issues long-term funding in respect of
such non-trading assets and raises short-term

funding primarily to finance trading assets.

The liquidity of trading assets under stressed

market conditions is
considered when determining the appropriate

term of the funding.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 95
TABLE 58: REMAINING CONTRACTUAL

MATURITY
(millions of Canadian dollars) As at
October 31, 2025
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
7,512
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
7,512
Interest-bearing deposits with banks
106,857
724
39
–
–
–
–
–
1,797
109,417
Trading loans, securities, and other
1
4,243
5,867
5,219
3,647
4,107
10,100
33,372
31,052
122,529
220,136
Non-trading financial assets at fair value through
profit or loss
–
–
–
74
–
332
2,939
1,873
2,177
7,395
Derivatives
10,478
12,594
7,269
4,638
5,006
11,761
17,913
13,313
–
82,972
Financial assets designated at fair value through
profit or loss
271
226
543
649
251
1,396
2,715
935
–
6,986
Financial assets at fair value through other comprehensive

income
1,959
4,006
3,698
3,802
6,061
6,002
48,054
49,739
3,048
126,369
Debt securities at amortized cost, net of allowance
for credit losses
4,850
3,768
5,670
7,152
3,992
28,954
70,952
115,102
(1)
240,439
Securities purchased under reverse repurchase

agreements
2
164,872
40,541
28,394
6,906
4,840
786
739
–
–
247,078
Loans
Residential mortgages

3,463
7,240
16,334
25,284
23,462
78,900
112,140
48,240
–
315,063
Consumer instalment and other personal
1,115
2,652
6,373
9,240
7,052
31,673
96,668
37,975
66,285
259,033
Credit card
–
–
–
–
–
–
–
–
41,662
41,662
Business and government

59,741
12,360
13,577
17,631
17,491
44,950
89,699
56,975
33,519
345,943
Total loans
64,319
22,252
36,284
52,155
48,005
155,523
298,507
143,190
141,466
961,701
Allowance for loan losses
–
–
–
–
–
–
–
–
(8,689)
(8,689)
Loans, net of allowance for loan losses
64,319
22,252
36,284
52,155
48,005
155,523
298,507
143,190
132,777
953,012
Goodwill
3
–
–
–
–
–
–
–
–
18,980
18,980
Other intangibles
3
–
–
–
–
–
–
–
–
3,409
3,409
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
3
–
3
2
4
10
86
679
3,333
6,015
10,132
Deferred tax assets
–
–
–
–
–
–
–
–
5,388
5,388
Amounts receivable from brokers, dealers, and clients
27,345
–
–
–
–
–
–
–
–
27,345
Other assets
5,207
2,630
3,076
521
485
199
412
507
14,951
27,988
Total assets $
397,913
$
92,611
$
90,194
$
79,548
$
72,757
$
215,139
$
476,282
$
359,044
$
311,070
$
2,094,558
Liabilities
Trading deposits $
3,346
$
4,147
$
5,288
$
2,790
$
4,967
$
6,314
$
7,931
$
3,099
$
–
$
37,882
Derivatives
10,690
13,350
8,930
7,039
4,359
8,034
15,169
11,785
–
79,356
Securitization liabilities at fair value
–
1,096
570
1,069
739
2,248
13,667
5,894
–
25,283
Financial liabilities designated at

fair value through profit or loss

48,996
46,231
57,600
26,665
17,192
652
3
–
296
197,635
Deposits
4,5
Personal
15,300
30,652
24,351
17,289
19,285
17,296
12,784
2
513,437
650,396
Banks
15,232
96
56
–
49
2
2
–
11,796
27,233
Business and government
18,548
20,498
19,236
15,276
10,272
51,067
56,791
32,004
365,783
589,475
Total deposits
49,080
51,246
43,643
32,565
29,606
68,365
69,577
32,006
891,016
1,267,104
Obligations related to securities sold short
1
2,677
575
1,304
1,647
1,245
6,351
14,346
12,879
2,771
43,795
Obligations related to securities sold under repurchase

agreements
2
196,625
20,970
3,017
237
114
164
23
–
–
221,150
Securitization liabilities at amortized cost
–
719
182
367
567
1,602
5,104
6,300
–
14,841
Amounts payable to brokers, dealers, and clients
27,434
–
–
–
–
–
–
–
–
27,434
Insurance-related liabilities
215
405
607
608
641
1,137
1,508
1,288
869
7,278
Other liabilities
5,198
6,600
2,535
1,628
922
2,380
2,024
5,944
7,009
34,240
Subordinated notes and debentures

–
–
–
–
–
–
–
10,733
–
10,733
Equity
–
–
–
–
–
–
–
–
127,827
127,827
Total liabilities and equity $
344,261
$
145,339
$
123,676
$
74,615
$
60,352
$
97,247
$
129,352
$
89,928
$
1,029,788
$
2,094,558
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
16,424
$
45,279
$
31,734
$
23,774
$
23,268
$
49,354
$
174,265
$
3,658
$
1,990
$
369,746
Other commitments
8
131
233
271
325
246
931
2,864
376
12
5,389
Unconsolidated structured entity commitments
1,312
1,004
1,855
3,143
1,787
7,012
2,930
–
–
19,043
Total off-balance sheet commitments $
17,867
$
46,516
$
33,860
$
27,242
$
25,301
$
57,297
$
180,059
$
4,034
$
2,002
$
394,178
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
70

billion of covered bonds with remaining contractual maturities of $
10

billion in ‘over 3 months to 6 months’, $
4

billion in ‘over 6 months to 9 months’, $
5

billion in ‘over 9
months to 1 year’ $
24

billion in ‘over 1 to 2 years’, $
19

billion in ‘over 2 to 5 years’, and $
8

billion in ‘over 5 years’.
6

Includes $
623

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 96
TABLE 58: REMAINING CONTRACTUAL

MATURITY
(continued)
(millions of Canadian dollars) As at
October 31, 2024
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,437
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,437
Interest-bearing deposits with banks
165,665
23
–
–
–
–
–
–
4,242
169,930
Trading loans, securities, and other
1
3,773
4,852
6,777
4,852
4,729
11,756
28,458
27,484
83,089
175,770
Non-trading financial assets at fair value through
profit or loss
–
2
301
1,431
96
702
810
694
1,833
5,869
Derivatives
11,235
12,059
5,501
4,257
2,587
10,485
17,773
14,164
–
78,061
Financial assets designated at fair value through
profit or loss
367
251
486
613
292
1,144
1,865
1,399
–
6,417
Financial assets at fair value through other comprehensive

income
357
7,284
6,250
6,459
9,367
5,766
19,729
34,270
4,415
93,897
Debt securities at amortized cost, net of allowance
for credit losses
1,620
4,237
4,763
6,367
4,072
30,513
93,429
126,617
(3)
271,615
Securities purchased under reverse repurchase

agreements
2
134,310
35,360
19,897
10,119
5,299
1,722
482
–
1,028
208,217
Loans
Residential mortgages

7,502
11,817
13,066
16,074
4,353
86,112
132,381
60,344
–
331,649
Consumer instalment and other personal
974
1,758
2,509
4,077
6,137
28,498
88,052
35,096
61,281
228,382
Credit card
–
–
–
–
–
–
–
–
40,639
40,639
Business and government

55,591
15,405
10,866
19,340
18,982
47,488
98,362
61,904
29,035
356,973
Total loans
64,067
28,980
26,441
39,491
29,472
162,098
318,795
157,344
130,955
957,643
Allowance for loan losses
–
–
–
–
–
–
–
–
(8,094)
(8,094)
Loans, net of allowance for loan losses
64,067
28,980
26,441
39,491
29,472
162,098
318,795
157,344
122,861
949,549
Investment in Schwab
–
–
–
–
–
–
–
–
9,024
9,024
Goodwill
3
–
–
–
–
–
–
–
–
18,851
18,851
Other intangibles
3
–
–
–
–
–
–
–
–
3,044
3,044
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
3
–
8
1
4
12
81
562
3,130
6,039
9,837
Deferred tax assets
–
–
–
–
–
–
–
–
4,937
4,937
Amounts receivable from brokers, dealers, and clients
22,115
–
–
–
–
–
–
–
–
22,115
Other assets
6,556
2,478
2,989
556
367
373
312
153
14,397
28,181
Total assets $
416,502
$
95,534
$
73,406
$
74,149
$
56,293
$
224,640
$
482,215
$
365,255
$
273,757
$
2,061,751
Liabilities
Trading deposits $
4,522
$
2,516
$
2,768
$
2,101
$
3,715
$
5,488
$
7,566
$
1,736
$
–
$
30,412
Derivatives
9,923
11,556
5,740
3,319
2,783
8,800
12,877
13,370
–
68,368
Securitization liabilities at fair value
–
1,004
328
644
97
3,313
9,443
5,490
–
20,319
Financial liabilities designated at

fair value through profit or loss

50,711
25,295
51,967
40,280
37,964
1,477
–
–
220
207,914
Deposits
4,5
Personal
14,229
31,997
30,780
16,971
19,064
15,120
15,590
7
497,909
641,667
Banks
14,714
4,287
2,434
16,343
6,954
–
3
–
12,963
57,698
Business and government
23,536
24,136
11,295
19,038
9,020
37,681
76,667
24,144
343,798
569,315
Total deposits
52,479
60,420
44,509
52,352
35,038
52,801
92,260
24,151
854,670
1,268,680
Obligations related to securities sold short
1
1,431
2,392
750
971
603
8,303
10,989
12,610
1,466
39,515
Obligations related to securities sold under repurchase

agreements
2
173,741
21,172
2,096
1,036
30
1,225
23
–
2,577
201,900
Securitization liabilities at amortized cost
119
589
819
438
144
1,843
4,823
3,590
–
12,365
Amounts payable to brokers, dealers, and clients
26,598
–
–
–
–
–
–
–
–
26,598
Insurance-related liabilities
224
448
671
671
705
1,184
1,656
727
883
7,169
Other liabilities
12,396
14,478
7,279
1,114
876
1,886
1,421
5,608
6,820
51,878
Subordinated notes and debentures

–
–
–
200
–
–
–
11,273
–
11,473
Equity
–
–
–
–
–
–
–
–
115,160
115,160
Total liabilities and equity $
332,144
$
139,870
$
116,927
$
103,126
$
81,955
$
86,320
$
141,058
$
78,555
$
981,796
$
2,061,751
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
31,198
$
28,024
$
26,127
$
24,731
$
21,440
$
52,706
$
174,388
$
4,743
$
1,948
$
365,305
Other commitments
8
113
266
270
400
254
1,019
1,591
403
50
4,366
Unconsolidated structured entity commitments
–
–
–
125
766
490
19
–
–
1,400
Total off-balance sheet commitments $
31,311
$
28,290
$
26,397
$
25,256
$
22,460
$
54,215
$
175,998
$
5,146
$
1,998
$
371,071
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
75

billion of covered bonds with remaining contractual maturities of $
2

billion in ‘over 3 months to 6 months’, $
10

billion in ‘over 6 months to 9 months’, $
18

billion in ‘over 1 to
2 years’, $
37

billion in ‘over 2 to 5 years’, and $
8

billion in ‘over 5 years’.
6

Includes $
609

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.
REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING
In May 2025, OSFI released draft guidelines

for its 2026 proposed amendments to LAR

for public consultation. Proposals introduce

deposit categorizations for
measuring liquidity risks from structured notes

and deposits sourced through non-bank

financial intermediaries and clarify expectations

for instruments with
contingent features and/or uncertain maturity

profiles, particularly in relation to their early

redemption characteristics and associated

liquidity implications. Finalized
proposals post-consultation are expected to be

implemented in spring 2026.
Also in May, OSFI engaged institutions in a public consultation focused on Pillar 2: the supervisory review process.

The discussion paper seeks views concerning
how the four Basel III principles of Pillar

2 should apply to liquidity adequacy in

Canada. OSFI’s goal is to implement an internal

liquidity adequacy assessment
process (ILAAP) as a codified process for institutions

to regularly assess their overall liquidity

adequacy as part of the supervisory review

process. This discussion
paper is meant to consider the costs

and benefits of implementing an ILAAP in

Canada, and industry consultations are ongoing.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 97
Capital Adequacy Risk
Capital adequacy risk is the risk of insufficient

level and composition of capital being

available in relation to the amount of

capital required to carry out the Bank’s
strategy and/or satisfy regulatory and internal

capital adequacy requirements under normal

and stress conditions.
Capital is held to protect the viability

of the Bank in the event of unexpected

financial losses. Capital represents the loss-absorbing

funding required to provide a
cushion to protect depositors and other

creditors from unexpected losses.
Managing capital levels requires that the Bank

holds sufficient capital, in normal and stress environments,

to avoid the risk of breaching minimum capital

levels
prescribed by regulators and internal limits.
WHO MANAGES CAPITAL ADEQUACY RISK
The Board oversees the Bank’s capital adequacy

and capital management by reviewing adherence

to capital targets and approving the annual

capital plan and the
Capital Adequacy Risk Management Policy. The Risk Committee

reviews and approves the Capital Adequacy

Risk Management Framework. The CRO

and the
CFO oversee that the Bank’s ICAAP is effective in

meeting capital adequacy requirements.
The ALCO recommends and maintains the

Capital Adequacy Risk Management Framework

and the Capital Adequacy Risk Management

Policy, and sets
additional capital targets and minimum requirements,

including the allocation of capital limits

to business segments, to support ongoing

compliance with the Capital
Adequacy Risk Management Policy. The ALCO also reviews the ongoing adherence to established capital targets in

support of the effective and prudent
management of the Bank’s capital position and

maintenance of adequate capital.
TBSM is responsible for forecasting and

monitoring compliance with capital targets, on

a consolidated basis, with oversight provided

by ALCO. TBSM updates
the capital forecast, including appropriate

changes to capital issuance, repurchase

and redemption. The capital forecast is reviewed

by ALCO. TBSM also leads
the ICAAP and EWST processes. The Bank’s business

segments are responsible for managing to assigned

RWA and leverage exposure limits.
Additionally, regulated subsidiaries of the Bank, including certain insurance subsidiaries and subsidiaries in the U.S. and other

jurisdictions, manage their capital
adequacy risk in accordance with applicable

regulatory requirements. Capital management

policies and procedures of subsidiaries

are also required to conform
with those of the Bank. U.S. regulated subsidiaries

of the Bank are required to follow several

regulatory guidelines, rules and expectations

related to capital
planning and stress testing including the U.S.

Federal Reserve Board’s Regulation YY establishing

Enhanced Prudential Standards for Foreign

Banking
Organizations, applicable to U.S. Bank Holding

Companies. Refer to the sections on “Future

Regulatory Capital Developments”, “Enterprise-Wide

Stress Testing”,
and “Risk Factors That May Affect Future Results”

for further details.
HOW TD MANAGES CAPITAL ADEQUACY RISK
Capital resources are managed in a manner

designed so that the Bank’s capital position can

support business strategies under both current

and future business
operating environments. The Bank manages

its operations within the capital constraints

defined by both internal and regulatory

capital requirements, so that it
meets the higher of these requirements.
Regulatory capital requirements represent

minimum capital levels. Capital targets are

established to provide a sufficient buffer so that the Bank

is able to
continuously meet these minimum capital requirements.

The purpose of these capital targets is

to reduce the risk of a breach of minimum

capital requirements,
due to unexpected events, allowing management

the opportunity to react to declining capital

levels before minimum capital requirements

are breached.
A periodic monitoring process is undertaken

to plan and forecast capital requirements.

As part of the annual planning process, business

segments are allocated
individual RWA and Leverage exposure limits. Capital generation and usage are monitored and reported

to the ALCO.
The Bank assesses the sensitivity of its forecast

capital requirements and new capital formations

to various economic conditions through its

EWST process.
The results of the EWST are considered in

the determination of capital targets and

capital risk appetite limits.
The Bank also determines its internal capital

requirements through the ICAAP process

using models to measure the risk-based

capital required based on its
own tolerance for the risk of unexpected

losses. This risk tolerance is calibrated

to the required confidence level so that

the Bank will be able to meet its
obligations, even after absorbing severe

unexpected losses over a one-year period.
In addition, the Bank has a Capital Contingency

Plan that is designed to prepare management

to maintain capital adequacy through periods

of bank-specific or
systemic market stress. The Capital Contingency

Plan outlines the governance and procedures

to be followed if the Bank’s consolidated capital

levels are forecast
to fall below capital targets or when there

are capital concerns from disruptive events

or trends. It also outlines potential

management actions that may be taken to
prevent such a breach from occurring.
Compliance Risk
Compliance risk is the risk associated

with the Bank’s failure to comply (with letter or intent)

with key federal and provincial/state banking,

securities, trust and
insurance laws, regulations, regulatory guidelines,

voluntary codes and public commitments

(collectively referred to as laws, rules and

regulations (LRRs)), and
other TD policies related to TD’s activities and

practices with respect to business conduct

and market conduct as well as regulatory

requirements applicable across
the Bank, which can lead to fines, sanctions, liabilities,

or reputational harm that could be material

to the Bank.
The Bank is exposed to Compliance risk

in virtually all of its activities. Failure to

mitigate Compliance risk and meet regulatory

and legal requirements can impact
the Bank’s ability to meet strategic objectives, poses

a risk of censure or penalty, may lead to litigation, and puts the Bank’s reputation at risk. Financial penalties,
reputational damage, and other costs associated

with legal proceedings and unfavourable judicial

or regulatory determinations may also adversely

affect the
Bank’s business, results of operations and financial

condition. Compliance risk generally cannot

be effectively mitigated by trying to limit its impact

to any one
business or jurisdiction as realized Compliance

risk may adversely impact unrelated

businesses or jurisdictions. Compliance

risk exposure is inherent in the normal
course of operating the Bank’s businesses. Known

Compliance risks continue to rapidly change

as a result of evolving laws and regulatory

expectations, as well as
new or emerging threats, including geopolitical

and those associated with use of new, emerging and interrelated technologies and use of, AI, machine learning,
models and decision-making tools.
WHO MANAGES COMPLIANCE RISK
The proactive and effective management of Compliance

risk is complex given the breadth and

pervasiveness of exposure. All the Bank’s businesses

are
accountable for operating their business in

compliance with Compliance requirements

applicable to their jurisdiction and specific

businesses. All the Bank’s
businesses, including corporate functions, are

also accountable for the Compliance risk

that they generate in their operations, including

Compliance risks that may
arise in their dealings with third-party vendors.

These accountabilities involve assessing

the risk, designing and implementing

controls, and monitoring and
reporting on their ongoing effectiveness to

safeguard the businesses from operating outside

of the Bank’s risk appetite. TD Compliance is an

independent
oversight function for Compliance Risk and

provides objective guidance, and oversight

with respect to managing Compliance risk. Legal,

U.S. Regulatory
Relations (USRR)/and Regulatory Risk provide

advice with respect to managing

Compliance risk. Representatives of these

groups interact regularly with senior
executives of the Bank’s businesses. Also,

the senior management of Compliance

have established regular meetings with

and reporting to the Audit Committee,
which oversees the establishment and

maintenance of policies and programs designed

to help achieve and maintain the Bank’s compliance

with the applicable

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 98
LRRs. Senior management of the TD Compliance

Department also report regularly to the Corporate

Governance Committee, which oversees

conduct risk
management in the Bank, the establishment

and maintenance of policies in respect of

the Bank’s compliance with the consumer protection

provisions of the
Canadian Financial Consumer Protection Framework,

and in its capacity as the Bank’s conduct review

committee, related party transactions for the Bank

and
certain of its Canadian subsidiaries that are

federally-regulated financial institutions. In

addition, senior management of Regulatory

Risk has established periodic
reporting to the Board and regular reporting

to the Risk Committee.
HOW TD MANAGES COMPLIANCE RISK
Effective management of Compliance risk is a

result of enterprise-wide collaboration

and requires (a) independent and objective identification

and oversight of
Compliance risk, (b) objective guidance and

advisory services and/or independent

challenge and oversight to identify, assess, control, and monitor

Compliance
risk, and (c) an approved set of frameworks,

policies, procedures, guidelines, and practices.

While each business line and corporate function

is accountable for
owning Compliance risk, Compliance as

an oversight function plays a critical role

in the management of Compliance risk

at the Bank. Depending on the
circumstances, it plays different roles at different times:

‘trusted advisor’, provider of

objective guidance, independent challenge,

and oversight and control
(including ‘gatekeeper’ or approver).

Compliance performs the following functions:

it acts as an independent oversight function

to establish enterprise standards for business

and oversight functions in
managing compliance risk; it fosters a

culture of integrity, ethics and compliance, with accountability understood and accepted throughout TD to manage

and
mitigate Compliance Risks. In addition

to its responsibilities as an oversight function

for Compliance risk, TD Compliance is also responsible

for the design,
implementation and update of the RCM

program and assesses the adequacy of, adherence

to, and effectiveness of the Bank’s day-to-day

RCM controls; it
proactively manages regulatory change and

maintains a RCM Regulatory Change Standard

for oversight functions to do the same; and it

supports the Chief
Compliance Officer, TDBG in providing an opinion to the Audit

Committee as to whether the RCM controls are

sufficiently robust to achieve compliance with
applicable regulatory requirements.

Compliance has developed methodologies

and processes to measure and aggregate

compliance risks on an ongoing basis as

a baseline to assess whether the
Bank’s internal controls are effective in adequately

identifying and mitigating such risks and determine

whether individual or aggregate business activities

are
conducted within the Bank’s risk appetite.

Legal acts as an independent provider of

legal services and advice and protects

the Bank from unacceptable legal risk. Legal has

also developed methodologies
for measuring litigation risk for adherence

to the Bank’s risk appetite.

Processes employed by Legal and Compliance

(including policies and frameworks, training

and education) support the responsibility of

each business to adhere to
Compliance requirements.
Finally, the Corporate and Public Affairs (CAPA), Regulatory Risk Management and Regulatory

Relationships and Government Affairs (RRGA) departments

also
create and facilitate communication with

elected officials and regulators, monitor legislation

and regulations, support business relationships

with governments,
coordinate regulatory examinations, track and

monitor issues from those examinations,

support regulatory discussions on new or proposed

products or business
initiatives, and advance the public policy objectives

of the Bank.
Financial Crime Risk
Financial Crime Risk is the risk associated

with the Bank failing to sufficiently identify

and manage risks associated with money

laundering, terrorist financing,
bribery/corruption activities and economic

sanctions, or otherwise comply with associated

legal and regulatory requirements for

financial crime. Money Laundering
and Terrorist Financing Risk is the risk that the Bank does not effectively identify or deter persons engaged in money laundering

or terrorist financing from utilizing
the Bank’s products and services. Sanctions risk is

the risk that the Bank does not effectively

identify and manage exposure associated

with applicable anti-
terrorism, economic, and trade sanctions

and export control laws and regulations

required to fulfill foreign policy and

national security goals of governments in

the
jurisdictions where the Bank operates. Bribery

and Corruption risk is the risk that the

Bank does not effectively identify and manage

bribery or corruption-related
activities and that would contravene applicable

Anti-Bribery and Anti-Corruptions laws,

regulations, and guidelines.
Financial Crime Risk is inherent in all business

activities, including the practices for managing

other risks across the Bank. The Bank

plays a critical role in
safeguarding the economy and protecting

against money laundering and other

financial crime. A strong risk management

culture and comprehensive approach to
preventing, detecting, and reporting financial

crime risk is fundamental to effectively complying

with legal and regulatory obligations. Effective

anti-money
laundering and countering the financing of

terrorism measures are critical to the integrity

of the global financial system. By implementing

such measures, the Bank
can help determine it is not facilitating money laundering

or its predicate offences.
WHO MANAGES FINANCIAL CRIME RISK
Consistent with its overall approach to risk

management, the Bank emphasizes and

balances strong independent oversight

and control of financial crime risk with
clear accountabilities for, and ownership of, Financial Crime

Risk. Effective financial crime risk management

is a result of enterprise-wide collaboration

and
requires objective guidance, independent

challenge, and subject matter expertise provided

by Financial Crime Risk Management (FCRM),

as well as other
oversight functions partnering with Business

Lines to identify, assess, control, test, monitor, and escalate Financial Crime Risk.
The Bank establishes a strong risk management

culture, starting from the Boards of Directors

down through all levels within the organization,

through its clear
articulation of roles and responsibilities, and

its overall infrastructure for governing

the FCRM Program.

Financial Crime Risk Management, the Bank’s dedicated

financial crime risk management function

in the Second Line of Defense, sets

key financial crime
programs and policies that Business

Lines implement within daily operations.

The FCRM Program is responsible for Anti-Money

Laundering and Anti-Terrorist
Financing, Sanctions, and Anti-Bribery and

Anti-Corruption regulatory compliance

and broader prudential risk management

across the Bank and it owns and
oversees the Enterprise-wide programs and

associated policies, standards, and

models. It is the FCRM Program’s responsibility, as a proactive and trusted
advisor to Businesses and Corporate Office Functions,

to support a consistent, adaptable, and effective

culture across the organization so that Financial

Crime
Risk is appropriately identified and mitigated.

Under the direction of the Global Head of Financial

Crime Risk Management and U.S. Bank Secrecy

Officer, the
FCRM Program sets key policies and operates

within a defined set of internal control processes,

subject to governance and testing mechanisms

designed to
confirm its ongoing effective operation. While the

FCRM Program sets and oversees the requirements

to satisfy regulatory expectations, it is the responsibility of
all employees across the Enterprise to

meet these requirements and exercise

effective risk management practices.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 99
HOW TD MANAGES FINANCIAL CRIME

RISK
The Financial Crime Risk Management Program

is built around the prevention, detection,

and reporting of Financial Crime Risk. The

Program is designed to
clearly articulate requirements to establish

regulatory compliance and enable effective oversight

from management and the Boards of

Directors. The Bank
achieves this through establishing program

leadership with defined roles and responsibilities,

documenting requirements in policy, and establishing a financial crime risk appetite that the Bank can review

and assess against.
The effective management of Financial Crime Risk requires:

(1) Independent and objective FCRM

functions engaged in the identification and

oversight of Financial
Crime Risk; (2) Objective guidance and advisement,

and/or independent challenge and oversight

provided by FCRM and other oversight functions

by partnering
themselves with the First Line of Defense

to identify, assess, control, and monitor Financial Crime Risk; (3)

A set of frameworks, polices, procedures, guidelines,
and practices established for the consistent

identification, assessment, monitoring, testing,

and management of Financial Crime

Risk across the Bank; and (4)
Mandated authority to address and, if not

satisfactorily resolved, escalate business activity, including individual or aggregate transactional, product, service,
change management, corporate business

or general business activity, significant regulatory investigations,

regulatory enforcement actions and internal
investigations, and strategic transaction activity, that is not managed within the Bank’s risk appetite.
To
satisfy regulatory requirements and effectively

address
Financial Crime Risk, the FCRM Program

follows an operating model with defined

protocols for Program oversight, clear

roles and responsibilities, and established
communication channels. These processes

are supported by the following areas: (1)

People and Talent: (2) Training and Communications; (3) Policies and
Standards; and (4) Risk Assessment. The

Bank’s comprehensive and proactive approach

to financial crime risk management is comprised

of four components:
Risk Identification and Assessment, Measurement,

Control, and Monitoring and Reporting.
Under the remediation of the Bank’s U.S. BSA/AML

Program and Enterprise AML Program,

the Bank is strengthening its U.S. BSA/AML

Program and Enterprise-
wide AML/Anti-Terrorist Financing and Sanctions Programs. The Bank has established a dedicated program management infrastructure

to monitor execution
against these programs. For the U.S.,

the work is being overseen by the Compliance

Committee of the U.S. subsidiary boards and

is a multi-year endeavour,
involving additional investments. In Canada,

the work is subject to oversight by a Remediation

Office and senior executive governance forums,

including an
Enterprise Risk Management Remediation

Subcommittee, along with regular reporting

to the Remediation Committee of the Board

and the Audit Committee of the
Board.
Reputational Risk
Reputational risk is the potential that stakeholders’

perceptions regarding the Bank’s business

practices, actions or inactions, will or may cause

a significant
decline in TD’s value, brand, or customer base, financial

condition, or require costly measures to address.

Stakeholders include customers, shareholders,
employees, regulators, and the communities

in which we operate.
TD recognizes that its reputation is a valuable

business asset that is essential to optimizing

shareholder value and therefore, is constantly

at risk. Reputational risk
can arise as a consequence of negative perceptions

about the Bank’s business practices involving

any aspect of the Bank’s operations but usually

involves
concerns about business ethics and integrity, competence, or the quality or suitability of products and

services. As such, reputational risk is not

managed in
isolation from TD’s other major risk categories, as

all risk categories can have an impact on

reputation, which in turn can impact the

Bank’s value, brand, liquidity
or customer base
WHO MANAGES REPUTATIONAL RISK
Effective reputational risk management is achieved

through enterprise-wide collaboration supported

by centralized oversight and coordination

of the Reputational
Risk Management governance and committee

processes. Every employee and representative

of the Bank has a responsibility to contribute

in a positive way to the
Bank’s reputation and the management of reputational

risk. Every Bank employee is expected

and required to follow ethical practices at

all times, including
compliance with applicable policies, legislation,

and regulations, and support positive

interactions with the Bank’s stakeholders. Reputational

risk is most effectively
managed when everyone at TD works

continuously to protect and enhance

the Bank’s reputation. Where an employee is aware

of or suspects any conduct that
violates TD’s Code of Conduct and Ethics, they

have an obligation to immediately report

such conduct.
TD senior management provides governance

and oversight to the management of reputational

risk through an established enterprise-wide

structure of governing
committees and mandates. The ERRC oversees

the management of reputational risk

within the Bank’s risk appetite, including reputational

risks arising from
traditional and non-traditional risk. The Committee

is the final point of senior management discussion

and decision on reputational risks, subject

to escalation to
the Group President and CEO.
HOW TD MANAGES REPUTATIONAL RISK
The Bank’s approach to the management of reputational

risk combines the experience and

knowledge of individual business and

corporate segments, as well as
governance, risk and oversight functions.

It is based on enabling the Bank’s businesses

to understand their risks and developing

the policies, processes, and
controls required to manage these risks appropriately

and in line with the Bank’s strategy and reputational

risk appetite. The Bank’s Reputational Risk
Management Framework provides a comprehensive

overview of its approach to the management

of this risk, and is supported by the Enterprise

Risk Management
Policy. This Policy is approved by the Group Head and CRO and sets out the requirements that business and

corporate segments must meet to support

TD in
managing reputational risk within its risk appetite,

including reputational risk arising from

traditional and non-traditional risks. These

requirements include
implementing procedures and designating

a business-level committee (where required

by the Policy) to review and assess reputational

risks and escalation to the
ERRC as appropriate.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 100
Environmental and Social Risk
E&S risk is the risk of financial loss or other harm

resulting from the Bank’s inability to manage

and respond to changing environmental or

social factors that impact
or are associated with the Bank’s operations, business

activities, products, clients, or the communities

in which the Bank operates.
Operating a complex financial institution in

multiple jurisdictions exposes the Bank’s businesses

and operations to a broad range of financial

and non-financial
risks. Environmental and social issues, including

climate change, expose the Bank to a set of risks

(collectively, E&S risk) that are transverse, meaning they

can
drive financial and non-financial risks, including

but not limited to credit, strategic, reputational,

legal and regulatory compliance risks.
WHO MANAGES ENVIRONMENTAL AND SOCIAL RISK
ESG Risk Management (ESG RM) establishes

enterprise governance, environmental,

climate, and social risk frameworks, and policies

for business segments and
corporate functions to identify, manage, measure, control and monitor current and emerging environmental,

climate, and social risks in day-to-day

activities,
operations, products, and services. Internal

polices and procedures require business

segments and corporate functions to consider

the applicability and
assessment of E&S risk in current and new

business activity. Business unit governance and processes

are required to incorporate an assessment

of E&S risk, and
apply an appropriate level of governance and

oversight consistent with their business

procedures. ESG RM also develops enterprise-wide

tools, programs and
training to support identification, measurement,

management, and monitoring of E&S risk.

Senior Management oversight is maintained

through monitoring and reporting to the

OROC, ERRC and Risk Committee of

the Board.
HOW TD MANAGES ENVIRONMENTAL AND SOCIAL RISK
The Bank follows a disciplined approach to

managing financial and non-financial risks,

including E&S risks which may have

a present or future impact on the
Bank’s competitive position, brand or long-term

shareholder value creation. The Bank considers

current and potential E&S risk in our strategies

by enabling
informed decision-making based on internal

capabilities, industry practices, legal and regulatory

obligations, and stakeholder expectations

– including shareholders
and customers – as they continue to evolve.
The Enterprise E&S Risk Framework outlines

how the Bank manages E&S risk, and

this is reinforced by the Enterprise E&S

Risk Policy and other risk-specific
policies.

With respect to lending activities, the Bank

takes a measured, client-focused and risk-based

approach to E&S risks. The Bank conducts

risk assessment and due
diligence that could include the use of tools

such as a Physical Risk Classification Framework,

industry risk ratings, client engagement

and questionnaires,
financed emissions estimation, environmental

site assessments, industry research, and

media scans, as applicable. Risk assessment

and due diligence results
follow the Bank’s risk governance process, which

may include segment level and enterprise-level

reputational risk committee oversight.

Following this process, TD
makes informed decisions to conduct transactions

based on the risks presented and the Bank’s

ability to manage those risks.

The Bank continues to assess the impacts

associated with new and material changes

made to TD products, services, projects, and initiatives

by incorporating E&S
risk assessment into the Bank’s Change Risk

Management process. Additionally, the Bank’s enterprise-wide

Business Continuity and Crisis Management

Program
continue to support management’s ability to operate

the Bank’s businesses and operations in the

event of a business disruption incident, including

the incremental
impact of climate change, while the Third

Party Risk Management program integrates

E&S assessment factors as appropriate,

for our most significant third parties.
The Bank’s E&S metrics, targets and performance

are publicly reported within the annual

sustainability reporting suite. Key performance

measures reported by the
Bank are informed by the Global Reporting

Initiative (GRI), the Sustainability Accounting

Standards Board (SASB) and the

FSB’s Task Force on Climate-Related
Financial Disclosures (TCFD) recommendations,

with select metrics that are independently

assured.
Climate-Related Risk
Climate-related risk is the risk of financial loss

or other harm, including but not limited

to credit, strategic, reputational, legal and regulatory

compliance, resulting
from the physical and transition risks of climate

change to the Bank, its clients or the communities

in which the Bank operates. This includes

physical risks arising
from the consequences of a changing climate, as

well as transition risks arising from the process

of shifting to a low-carbon economy. In its 2024 annual
sustainability reporting suite, the Bank highlighted

its progress to assess and manage

climate-related risk and effectively manage its business

strategies and
continues to capture opportunities in light of

these evolving risks.

The Bank’s Climate Scenario Analysis program helps

the Bank better understand the impacts

of climate-related financial risks. Climate

scenario analysis evaluates
a range of hypothetical outcomes by considering

a variety of alternative plausible future

scenarios under a given set of assumptions

and constraints. While
scenarios are not designed to deliver precise

outcomes or forecasts, they provide a

way for the Bank to consider how the future

might look and how it can prepare.
The Bank continues to develop tools and

capabilities regarding climate data and

climate-related risk modelling to support its understanding

of the transition and
physical risks of climate change, which will

help inform the Bank’s approach to further integrate

climate-related risk management activities

across the enterprise.
The Bank continues to refresh and enhance

the scope of its climate risk heatmap,

supported by an industry risk review process and

Physical Risk Classification
Framework, to support physical and transition

climate-related risk identification and assessment

and to refine its understanding of the industry

sector and
geographical location sensitivities that climate-related

risk may have on the Bank and its assets,

clients, and communities in which it operates.

The Bank continues
to refine and expand the application of the

Physical Climate Risk Classification

Framework across its footprint and business

lines to inform risk assessment
processes and risk mitigation strategies.

The Bank contributes to public consultations

and advocacy initiatives on emerging

climate issues, including disclosure frameworks

proposed by regulators and
standard setters. The Bank also engages

with environmental and community NGOs, industry

associations, rating agencies, Indigenous

communities and
responsible investment organizations.

The Bank also participates in various North

American working groups, and as a member

of the Partnership for Carbon Accounting

Financials, helps develop and
refine calculation methodologies for emerging

climate metrics. The Bank continues its

membership in the Risk Management Association

Climate Risk Consortium,
which focuses on bringing financial institutions

together to advance the awareness of and address

the risks relevant to climate change, by developing

frameworks
and recommendations for governance, disclosure,

and risk management principles.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 101
TD recognizes it faces transition risk from

its own activities, as well as from the

clients we serve. In 2020, the Bank announced

a target to achieve net-zero
greenhouse gas (GHG) emissions associated

with the Bank’s operations and financing activities

by 2050, in alignment with the associated

principles of the Paris
Agreement.
The Bank monitors and assesses legal, policy, regulatory, economic, technological and stakeholder developments and may adjust

its metrics or targets to reflect
these developments. In addition, methodologies

or standards used by regulators, the financial

sector, industry groups or associations that the Bank

participates in
or belongs to, or that the Bank or its clients

use to measure and report on their GHG emissions

could result in the Bank amending or restating

its baselines,
calculated results or targets, and may result in

the Bank withdrawing from or modifying its

membership in certain groups or associations.

Limitations on the
availability and reliability of data may also

impact the Bank’s ability to assess and evaluate

climate-related risks. The Bank is mindful

of data availability and data
quality limitations impacting risk management

and financed emissions efforts and work continues

through industry forums to address the lack

of standardized
taxonomies and methodologies. These limitations

are expected to improve over time as

the Bank continues to advance its data

capabilities by working with internal
and external subject matter experts.
Regulatory and Standard Setter Developments

Concerning E&S Risk
In March 2025, OSFI released updates to

Guideline B-15 to ensure continued interoperability

with the requirements of the final Canadian Sustainability

Standards
Board (CSSB) standards. Key updates include

postponing the implementation date

for industry-based metrics and Scope

3 GHG emissions disclosures from fiscal
year end 2025 to 2028. The Bank’s 2025 annual

sustainability report suite will incorporate

the phased-in cross-industry metrics requirements,

effective for
October 31, 2025.
In April 2025, the Canadian Securities Administrators

(CSA) announced that it is pausing work

on the development of a new mandatory

climate-related disclosure
rule that is based on the two standards issued

by the CSSB. The CSSB standards were

released in December 2024 and are based

on the international
sustainability standards issued by the International

Sustainability Standards Board (ISSB).

They set out the disclosure requirements for

financially material
information about sustainability and climate-related

risks and opportunities to meet investor

information needs. For these standards

to become mandatory
requirements in Canada, they would need

to be incorporated into a CSA rule. The Bank

continues to assess the impact of adopting these

standards and to monitor
developments from various standard setters

and regulators
Codes of Conduct and Human Rights
The Bank has several policies, including the

Bank’s Code of Conduct and Ethics, which reflect

the Bank’s commitment to manage its business

responsibly and in
compliance with applicable laws. For additional

information on the Code of Conduct and Ethics,

refer to the “Compliance and Legal Risk”

section above. The Bank
publishes a Statement on Human Rights,

which is refreshed periodically and reflects

the corporate responsibility to respect

human rights as set out in the United
Nations Guiding Principles on Business and

Human Rights (UNGP). The Bank and its

applicable subsidiaries also publish reports

pursuant to modern slavery
legislation to which they are subject. The Bank’s

current Human Rights Statement and

Modern Slavery and Human Trafficking Report can be found

here:
https://www.td.com/ca/en/about-td/for-investors/policies-and-references.
TD’s Financial Consumer Protection Framework Policy

aims to promote responsible conduct

within TD and protect its Canadian banking

customers. It also
includes components related to promoting

transparency for customers to help them

make informed decisions and provisions related

to fair and equitable dealing
(e.g., requirements for cancelling agreements,

access to basic banking services and

complaints processes).

In the U.S., TD’s Fair & Responsible Banking Policy

supports the Bank’s commitment to treat all individuals

fairly and equitably in offering and providing banking
products and services: to mitigate risk to

the consumer; to prevent discriminatory practices

and unfair, deceptive or abusive acts or practices (UDAAP);

and to
maintain compliance with applicable federal and

state laws and regulations. TD’s Complaint Policy

establishes requirements for the Bank

to identify and address
customer issues and continue to enhance its

legendary customer experience.
The Bank’s Supplier Code of Conduct also reflects

its commitment to respect human rights.

New or prospective suppliers providing goods

or services through the
Bank’s centralized Procurement Group must register

through an enterprise procurement system

requiring them to represent that they

operate in accordance with
the expectations described in its Supplier

Code of Conduct, including those relating

to the protection of human rights and

fair labour practices.
ACCOUNTING STANDARDS AND

POLICIES
Critical Accounting Policies

and Estimates
ACCOUNTING POLICIES AND ESTIMATES
The Bank’s accounting policies and estimates are

essential to understanding its results of

operations and financial condition. A

summary of the Bank’s material
accounting policies and estimates are presented

in the Notes of the 2025 Consolidated Financial

Statements. The Bank’s material accounting policies

are
reviewed with the Audit Committee on a

periodic basis. Critical accounting policies

that require management’s judgment and

estimates include the classification
and measurement of financial assets, accounting

for impairments of financial assets, accounting

for leases, the determination of fair value

of financial instruments,
accounting for derecognition, the valuation

of goodwill and other intangibles, accounting

for employee benefits, accounting for income

taxes, accounting for
provisions, accounting for insurance, the consolidation

of structured entities,

and accounting for revenue from

contract with customers.
The Bank’s 2025 Consolidated Financial Statements

have been prepared in accordance with

IFRS. For details of the Bank’s accounting policies

under IFRS,
refer to Note 2 of the Bank’s 2025 Consolidated

Financial Statements.
ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition. Some

of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact

on the Bank’s Consolidated Financial Statements.

The Bank has established
procedures to ensure that accounting policies

are applied consistently and that the processes

for changing methodologies, determining

estimates,

and adopting
new accounting standards are well-controlled

and occur in an appropriate and systematic

manner.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 102
CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS
Business Model Assessment

The Bank determines its business models

based on the objective under which its

portfolios of financial assets are managed.

Refer to Note 2 of the Bank’s
2025 Consolidated Financial Statements

for details on the Bank’s business models.

In determining its business models, the Bank

considers the following:

●

Management’s intent and strategic objectives

and the operation of the stated policies in practice;
●

The primary risks that affect the performance

of the portfolio of assets and how these risks

are managed;

●

How the performance of the portfolio is evaluated

and reported to management; and
●

The frequency and significance of financial

asset sales in prior periods, the reasons

for such sales and the expected future sales activities.
Sales in themselves do not determine the business

model and are not considered in isolation.

Instead, sales provide evidence about

how cash flows are realized.
A held-to-collect business model will be reassessed

by the Bank to determine whether

any sales are consistent with an objective

of collecting contractual cash
flows if the sales are more than insignificant

in value or more than infrequent.
Solely Payments of Principal and Interest

Test
In assessing whether contractual cash flows

represent solely payments of principal

and interest (SPPI), the Bank considers

the contractual terms of the instrument.
This includes assessing whether the

financial asset contains contractual terms that

could change the timing or amount of contractual

cash flows such that they
would not be consistent with a basic lending arrangement.

In making the assessment, the Bank considers

the primary terms as follows and assesses

if the
contractual cash flows of the instrument continue

to meet the SPPI test:
●

Performance-linked features;
●

Terms that limit the Bank’s claim to cash flows

from specified assets (non-recourse terms);
●

Prepayment and extension terms;
●

Leverage features;
●

Features that modify elements of the time

value of money; and

●

Sustainability-linked features.
IMPAIRMENT OF FINANCIAL ASSETS
Significant Increase in Credit Risk

For retail exposures, criteria for assessing

significant increase in credit risk are

defined at the appropriate product or

portfolio level and vary based on the
exposure’s credit risk at origination. The criteria

include relative changes in PD, absolute

PD backstop, and delinquency backstop

when contractual payments are
more than 30 days past due. Significant increase

in credit risk since initial recognition

has occurred when one of the criteria is

met.
For non-retail exposures, BRR is determined

on an individual borrower basis using industry

and sector specific credit risk models that

are based on historical
data. Current and forward-looking information

that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for
assessing significant increase in credit risk

are defined at the appropriate segmentation

level and vary based on the BRR of the exposure

at origination. Criteria
include relative changes in BRR, absolute

BRR backstop, and delinquency backstop

when contractual payments are more than 30

days past due. Significant
increase in credit risk since initial recognition

has occurred when one of the criteria is

met.
Measurement of Expected Credit Loss
ECLs are recognized on the initial recognition

of financial assets. Allowance for credit losses

represents management’s unbiased estimate

of the risk of default and
ECLs on the financial assets, including any off-balance

sheet exposures, at the balance sheet date.
For retail exposures, ECLs are calculated as

the product of PD, LGD, and EAD at

each time step over the remaining expected

life of the financial asset and
discounted to the reporting date based on

the EIR. PD estimates represent the forward-looking

PD, updated quarterly based on the Bank’s

historical experience,
current conditions, and relevant forward-looking

expectations over the expected life of

the exposure to determine the lifetime PD

curve. LGD estimates are
determined based on historical charge-off events

and recovery payments, current information

about attributes specific to the borrower, and direct

costs. Expected
cash flows from collateral, guarantees, and

other credit enhancements are incorporated

in LGD if integral to the contractual terms.

Relevant macroeconomic
variables are incorporated in determining

expected LGD. EAD represents the expected

balance at default across the remaining

expected life of the exposure. EAD
incorporates forward-looking expectations

about repayments of drawn balances and

future draws where applicable.
For non-retail exposures, ECLs are calculated

based on the present value of cash shortfalls

determined as the difference between contractual

cash flows and
expected cash flows over the remaining expected

life of the financial instrument. Lifetime

PD is determined by mapping the exposure’s

BRR to forward-looking PD
over the expected life. LGD estimates are

determined by mapping the exposure’s FRR

to expected LGD which takes into account

facility-specific characteristics
such as collateral, seniority ranking of debt,

and loan structure. Relevant macroeconomic

variables are incorporated in determining

expected PD and LGD.
Expected cash flows are determined by applying

the PD and LGD estimates to the contractual

cash flows to calculate cash shortfalls over

the expected life of the
exposure.
Forward-Looking Information

In calculating ECLs, the Bank employs internally

developed models that utilize parameters

for PD, LGD, and EAD. Forward-looking

macroeconomic factors
including at the regional level are incorporated

in the risk parameters as relevant.

Additional risk factors that are industry or

segment specific are also incorporated,
where relevant. Forward-looking macroeconomic

forecasts are generated by TD Economics

as part of the ECL process: A base economic

forecast is accompanied
with upside and downside estimates of realistically

possible economic conditions by considering

the sources of uncertainty around the base

forecast. All
macroeconomic forecasts are updated quarterly

for each variable on a regional basis where

applicable and incorporated as relevant

into the quarterly modelling of
base, upside and downside risk parameters

used in the calculation of ECL scenarios and

probability-weighted ECLs. TD Economics

will apply judgment to
recommend probability weights to each forecast

on a quarterly basis. The proposed

macroeconomic forecasts and probability

weightings are subject to a robust
management review and challenge process

by a cross-functional committee that

includes representation from TD Economics,

Risk, Finance, and Business. ECLs
calculated under each of the three forecasts are

applied against the respective probability

weightings to determine the probability-weighted

ECLs. Refer to Note 8
for further details on the macroeconomic

variables and ECL sensitivity.
Expert Credit Judgment

Management’s expert credit judgment is used

to determine the best estimate for the qualitative

component contributing to ECLs, based on an assessment

of
business and economic conditions, historical

loss experience, loan portfolio composition,

and other relevant indicators and forward-looking

information that are not
fully incorporated into the model calculation.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 103
There remains elevated economic uncertainty,

and management continues to exercise expert

credit judgment in assessing if an exposure

has experienced
significant increase in credit risk since initial recognition and in determining the amount of ECLs at

each reporting date.
To the extent that certain effects are not
fully incorporated into the model calculations,

temporary quantitative and qualitative adjustments

have been applied, including for risks related

to elevated
uncertainty associated with policy and trade,

and such adjustments will be updated as appropriate

in future periods.
LEASES
The Bank applies judgment in determining

the appropriate lease term on a lease-by-lease

basis. All facts and circumstances that

create an economic incentive to
exercise a renewal option or not to exercise

a termination option including investments

in major leaseholds, branch performance

and past business practice are
considered. The periods covered by renewal

or termination options are only included

in the lease term if it is reasonably certain

that the Bank will exercise the
options; management considers “reasonably

certain”

to be a high threshold. Changes in the economic

environment or changes in the industry

may impact the
Bank’s assessment of lease term, and any

changes in the Bank’s estimate of lease terms

may have a material impact on the Bank’s

Consolidated Balance Sheet
and Consolidated Statement of Income.
In determining the carrying amount of right-of-use

(ROU) assets and lease liabilities,

the Bank is required to estimate the incremental

borrowing rate specific to
each leased asset or portfolio of leased assets

if the interest rate implicit in the lease

is not readily determinable. The Bank determines

the incremental borrowing
rate of each leased asset or portfolio of leased

assets by incorporating the Bank’s creditworthiness,

the security, term, and value of the ROU asset, and the
economic environment in which the leased

asset operates. The incremental borrowing

rates are subject to change mainly due

to changes in the macroeconomic
environment.
FAIR VALUE MEASUREMENTS

The fair value of financial instruments traded

in active markets at the balance

sheet date is based on their quoted market

prices. For all other financial instruments
not traded in an active market, fair value may

be based on other observable current

market transactions involving the same

or similar instruments, without
modification or repackaging, or is based on

a valuation technique which maximizes

the use of observable market inputs. Observable

market inputs may include
interest rate yield curves, foreign exchange

rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable
market prices exist, discounted cash flow

analysis, option pricing models, and

other valuation techniques commonly

used by market participants.
For certain complex or illiquid financial instruments,

fair value is determined using valuation

techniques in which current market transactions

or observable
market inputs are not available. Judgment is used

when determining which valuation techniques

to apply, liquidity considerations, and model inputs such as volatilities, correlations, spreads, discount rates,

pre-payment rates, and prices of underlying

instruments. Any imprecision in these estimates

can affect the
resulting fair value.

Judgment is also used in recording valuation

adjustments to model fair values to account

for system limitations or measurement uncertainty, such as when valuing complex and less actively traded

financial instruments. If the market for a

complex financial instrument develops,

the pricing for this instrument may
become more transparent, resulting in refinement

of valuation models.

DERECOGNITION OF FINANCIAL ASSETS
Certain financial assets transferred may

qualify for derecognition from the Bank’s Consolidated

Balance Sheet. To qualify for derecognition, certain key
determinations must be made, including

whether the Bank’s rights to receive cash flows

from the financial assets

have been retained or transferred and

the extent
to which the risks and rewards of ownership

of the financial assets have been retained

or transferred. If the Bank neither transfers nor

retains substantially all of
the risks and rewards of ownership of the

financial assets, a decision must be made as

to whether the Bank has retained control of

the financial assets.

Upon derecognition,

the Bank will record a gain or loss on sale of

those assets which is calculated as the difference

between the carrying amount of the asset
transferred and the sum of any cash proceeds

received, including any financial assets received

or financial liabilities assumed, and any

cumulative gains or losses
allocated to the transferred asset that had been

recognized in AOCI. In determining the

fair value of any financial assets received, the

Bank estimates future cash
flows by relying on estimates of the amount

of interest that will be collected on the

securitized assets, the yield to be paid to investors,

the portion of the securitized
assets that will be prepaid before their

scheduled maturity, ECLs, the cost of servicing the assets, and the rate at which to discount these expected

future cash
flows. Actual cash flows may differ significantly

from those estimated by the Bank.

Retained interests are financial interests in

transferred assets retained by the Bank.

They are classified as trading securities and

are initially recognized at
relative fair value on the Bank’s Consolidated Balance

Sheet. Subsequently, the fair value of retained interests is determined by estimating the present value

of
future expected cash flows. Differences between

the actual cash flows and the Bank’s estimated

future cash flows are recognized in trading income

(loss). These
assumptions are subject to periodic reviews

and may change due to significant changes

in the economic environment.
GOODWILL
The recoverable amount of the Bank’s cash-generating

units (CGUs) or groups of CGUs is determined

from internally developed valuation

models that consider
various factors and assumptions such as

forecasted earnings, growth rates, discount

rates, and terminal growth rates.

Management is required to use judgment in
estimating the recoverable amount of the

CGUs or groups of CGUs, and the use of

different assumptions and estimates in the

calculations could influence the
determination of the existence of impairment

and the valuation of goodwill. Management

believes that the assumptions and estimates

used are reasonable and
supportable. Where possible, assumptions

generated internally are compared to relevant

market information. The carrying amounts

of the Bank’s CGUs or groups
of CGUs are determined by management

using risk-based capital models to adjust

net assets and liabilities by CGU. These

models consider various factors
including market risk, credit risk, and operational

risk, including investment capital (comprised

of goodwill and other intangibles). Any

capital not directly attributable
to the CGUs is held within the Corporate

segment. The Bank’s capital oversight committees

provide oversight to the Bank’s capital allocation

methodologies.
EMPLOYEE BENEFITS
The projected benefit obligation and expense

related to the Bank’s pension and post-retirement

defined benefit plans are determined using

multiple assumptions
that may significantly influence the value of

these amounts. Actuarial assumptions including

discount rates, compensation increases,

health care cost trend rates,
and mortality rates are management’s best estimates

and are reviewed annually with the Bank’s actuaries.

The Bank develops each assumption using

relevant
historical experience of the Bank in conjunction

with market-related data and considers

if the market-related data indicates

there is any prolonged or significant
impact on the assumptions. The discount

rate used to value the projected benefit

obligation is determined by reference

to market yields on high-quality corporate
bonds with terms matching the plans’ specific

cash flows. The other assumptions are also long-term

estimates. All assumptions are subject to

a degree of
uncertainty. Differences between actual experiences and the assumptions,

as well as changes in the assumptions

resulting from changes in future expectations,
result in remeasurement gains and losses

which are recognized in other comprehensive

income (OCI)

during the year and also impact expenses

in future periods.
INCOME TAXES

The Bank is subject to taxation in numerous

jurisdictions. There are many transactions

and calculations in the ordinary course of business

for which the ultimate
tax determination is uncertain. The Bank

maintains provisions for uncertain tax positions

that it believes appropriately reflect the risk of

tax positions under

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 104
discussion, audit, dispute, or appeal with

tax authorities, or which are otherwise

considered to involve uncertainty. These provisions are made using the Bank’s
best estimate of the amount expected to be

paid based on an assessment of all relevant

factors, which are reviewed at the end of each

reporting period. However,
it is possible that at some future date, changes

in these liabilities could result from audits by

the relevant taxing authorities.

Deferred tax assets are recognized only

when it is probable that sufficient taxable profit

will be available in future periods against which

deductible temporary
differences may be utilized. The amount of

the deferred tax asset recognized and considered

realizable could, however, be reduced if projected income is not
achieved due to various factors, such as

unfavourable business conditions. If projected

income is not expected to be achieved, the

Bank would decrease its
deferred tax assets to the amount that it believes

can be realized. The magnitude of the decrease

is significantly influenced by the Bank’s forecast

of future profit
generation, which determines the extent to

which it will be able to utilize the deferred

tax assets.
PROVISIONS
Provisions arise when there is some uncertainty

in the timing or amount of a loss in the

future. Provisions are based on the Bank’s best estimate

of all
expenditures required to settle its present obligations,

considering all relevant risks and uncertainties,

as well as, when material, the effect of the time

value of
money.
Many of the Bank’s provisions relate to various

legal and regulatory actions that the Bank

is involved in during the ordinary course

of business. Legal and
regulatory provisions require the involvement

of both the Bank’s management and legal counsel

when assessing the probability of a loss and estimating

any
monetary impact. Throughout the life of a provision,

the Bank’s management or legal counsel

may learn of additional information that may impact

its assessments
about the probability of loss or about the estimates

of amounts involved. Changes in these assessments

may lead to changes in the amount recorded

for
provisions. In addition, the actual costs of resolving

these claims may be substantially higher

or lower than the amounts recognized.

The Bank reviews its legal and
regulatory provisions on a case-by-case basis

after considering, among other factors, the

progress of each case, the Bank’s experience,

the experience of others
in similar cases, and the opinions and views of

legal counsel.
Certain of the Bank’s provisions relate to restructuring

initiatives initiated by the Bank. Restructuring

provisions require management’s best estimate,

including
forecasts of economic conditions. Throughout

the life of a provision, the Bank may become

aware of additional information that may impact

the assessment of
amounts to be incurred. Changes in these assessments

may lead to changes in the amount recorded

for restructuring provisions.
INSURANCE
The assumptions used in establishing the Bank’s

insurance contract liabilities are based on best

estimates of possible outcomes.
For property and casualty insurance

contracts, the ultimate cost of LIC is

estimated using a range of standard actuarial

claims projection techniques by the
appointed actuary in accordance with

Canadian accepted actuarial practices. Additional

qualitative judgment is used to assess

the extent to which past trends may
or may not apply in the future, in order to arrive

at the estimated ultimate claims cost

amounts that present the most likely outcome

taking into account all the
uncertainties involved.

For life and health insurance contracts, insurance

contract liabilities consider all future policy

cash flows, including premiums, claims, and

expenses required to
administer the policies. Critical assumptions

used in the measurement of life and health

insurance contract liabilities are determined

by the appointed actuary.
Further information on insurance risk assumptions

is provided in Note 20 of the 2025

Consolidated Financial Statements.
CONSOLIDATION OF STRUCTURED ENTITIES
Management judgment is required when

assessing whether the Bank should consolidate

an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment

of voting rights for certain structured entities.

In these cases, judgment is required

to establish whether the Bank
has decision-making power over the key

relevant activities of the entity and

whether the Bank has the ability to use that power

to absorb significant variable returns
from the entity. If it is determined that the Bank has both decision-making power and significant variable returns

from the entity, judgment is also used to determine
whether any such power is exercised by

the Bank as principal, on its own behalf,

or as agent, on behalf of another counterparty.
Assessing whether the Bank has decision-making

power includes understanding the purpose

and design of the entity in order to determine

its key economic
activities. In this context, an entity’s key economic

activities are those which predominantly

impact the economic performance of the

entity. When the Bank has the
current ability to direct the entity’s key economic

activities, it is considered to have decision-making

power over the entity.
The Bank also evaluates its exposure

to the variable returns of a structured entity in

order to determine if it absorbs a significant

proportion of the variable
returns the entity is designed to create. As part

of this evaluation, the Bank considers the purpose

and design of the entity in order to determine

whether it absorbs
variable returns from the structured entity

through its contractual holdings, which

may take the form of securities issued by

the entity, derivatives with the entity, or
other arrangements such as guarantees, liquidity

facilities, or lending commitments.
If the Bank has decision-making power over

the entity and absorbs significant variable returns

from the entity, it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making

power; the rights of other parties involved

with
the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions;

whether the rights of other parties are exercisable

in
practice; and the variable returns absorbed

by the Bank and by other parties involved

with the entity. When assessing consolidation, a presumption exists that the
Bank exercises decision-making power as principal

if it is also exposed to significant variable

returns, unless an analysis of the

factors above indicates otherwise.
The decisions above are made with reference

to the specific facts and circumstances relevant

for the structured entity and related transaction(s)

under
consideration.
REVENUE FROM CONTRACTS WITH

CUSTOMERS
The Bank applies judgment to determine

the timing of satisfaction of performance

obligations which affects the timing of revenue recognition,

by evaluating the
pattern in which the Bank transfers control

of services promised to the customer. A performance obligation is satisfied over time when the customer

simultaneously
receives and consumes the benefits as the

Bank performs the service. For performance

obligations satisfied over time, revenue is generally

recognized using the
time-elapsed method which is based on time

elapsed in proportion to the period over

which the service is provided, for example,

personal deposit account bundle
fees. The time-elapsed method is a faithful

depiction of the transfer of control

for these services as control is transferred

evenly to the customer when the Bank
provides a stand-ready service or effort is expended

evenly by the Bank to provide a service

over the contract period. In contracts

where the Bank has a right to
consideration from a customer in an amount

that corresponds directly with the value to

the customer of the Bank’s performance completed

to date, the Bank
recognizes revenue in the amount to which

it has a right to invoice.
The Bank satisfies a performance obligation

at a point in time if the customer obtains

control of the promised services at that date.

Determining when control is
transferred requires the use of judgment.

For transaction-based services, the Bank determines

that control is transferred to the customer

at a point in time when
the customer obtains substantially all of

the benefits from the service rendered

and the Bank has a present right to payment,

which generally coincides with the
moment the transaction is executed.
The Bank exercises judgment in determining

whether costs incurred in connection with acquiring

new revenue contracts would meet the requirement

to be
capitalized as incremental costs to obtain or

fulfil a contract with customers.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 105
ACCOUNTING STANDARDS AND

POLICIES
C
urrent and Future

Changes in Accounting

Policies
CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the fiscal year ended October

31, 2025.
FUTURE CHANGES IN ACCOUNTING

POLICIES
The following standard and amendments

have been issued but are not yet effective

on the date of issuance of the Bank’s Consolidated

Financial Statements.

Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued IFRS 18,
Presentation and Disclosure in Financial

Statements

(IFRS 18), which replaces the guidance

in IAS 1,
Presentation of
Financial Statements

and sets out requirements for presentation

and disclosure of information, focusing

on providing relevant information to users

of the financial
statements. IFRS 18 introduces changes

to the structure of the statement of profit

or loss, aggregation and disaggregation of

financial information, and
management-defined performance

measures to be disclosed in the notes to

the financial statements. It will be effective for the Bank’s annual period beginning
November 1, 2027. Early application is permitted.

The standard will be applied retrospectively

with restatement of comparatives.

The Bank is currently assessing
the impact of adopting this standard.
Amendments to the Classification and Measurement

of Financial Instruments
In May 2024, the IASB issued
Amendments to the Classification

and Measurement of Financial Instruments,
which amended IFRS 9 and IFRS 7 . The
amendments address matters identified during

the post-implementation review of the

classification and measurement requirements

of IFRS 9. The amendments
clarify how to assess the contractual

cash flow characteristics of financial assets

that include environmental, social, and governance

linked features and other
similar contingent features. The amendments

also clarify the treatment of non-recourse

assets and contractually linked instruments.

Furthermore, the amendments
clarify that a financial liability is derecognized

on the settlement date and provide an accounting

policy choice to derecognize a financial liability

settled using an
electronic payment system before the

settlement date if certain conditions are

met. Finally, the amendments introduce additional disclosure requirements for
financial instruments with contingent

features and equity instruments classified at

FVOCI.
The amendments will be effective for the Bank’s annual

period beginning November 1, 2026. Early

adoption is permitted, with an option to early

adopt the
amendments related to the classification

of financial assets and associated disclosures

only. The Bank is required to apply the amendments retrospectively, but is not required to restate prior periods. The Bank

is currently assessing the impact of adopting

these amendments.
ACCOUNTING STANDARDS AND

POLICIES
Controls and Procedures
DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision

and with the participation of the Bank’s

management, including the Chief Executive

Officer and Chief Financial
Officer, of the effectiveness of the Bank’s disclosure controls and procedures,

as defined in the rules of the SEC and

Canadian Securities Administrators, as of
October 31, 2025. Based on that evaluation,

the Bank’s management, including the Chief Executive

Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective

as of October 31, 2025.
MANAGEMENT’S REPORT ON INTERNAL

CONTROL OVER FINANCIAL REPORTING
The Bank’s management is responsible for establishing

and maintaining adequate internal control

over financial reporting for the Bank. The

Bank’s internal control
over financial reporting includes those policies

and procedures that (1) pertain to the

maintenance of records, that, in reasonable

detail, accurately and fairly reflect
the transactions and dispositions of the assets

of the Bank; (2) provide reasonable assurance

that transactions are recorded as necessary

to permit preparation of
financial statements in accordance with

IFRS, and that receipts and expenditures

of the Bank are being made only in accordance

with authorizations of the Bank’s
management and directors; and (3) provide

reasonable assurance regarding prevention

or timely detection of unauthorized acquisition,

use, or disposition of the
Bank’s assets that could have a material effect on the

financial statements.

The Bank’s management has used the criteria established

in the 2013 Internal Control – Integrated

Framework issued by the Committee of

Sponsoring
Organizations of the Treadway Commission to assess,

with the participation of the Chief Executive

Officer and Chief Financial Officer, the effectiveness of the
Bank’s internal control over financial reporting.

Based on this assessment management

has concluded that as at October 31, 2025,

the Bank’s internal control over
financial reporting was effective based on the applicable

criteria. The effectiveness of the Bank’s internal control

over financial reporting has been audited by

the
independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated

Financial Statements of the Bank as of, and
for the year ended October 31, 2025. Their Report

on Internal Control over Financial Reporting

under Standards of the Public Company

Accounting Oversight
Board (United States),

included in the Report of Independent

Registered Public Accounting Firm – Internal

Control over Financial Reporting,

expresses an
unqualified opinion on the effectiveness of

the Bank’s internal control over financial reporting

as of October 31, 2025.
CHANGES IN INTERNAL CONTROL OVER

FINANCIAL REPORTING

During the year and quarter ended October 31,

2025, there have been no changes in

the Bank’s policies and procedures and other processes

that comprise its
internal control over financial reporting, that

have materially affected, or are reasonably likely

to materially affect, the Bank’s internal control over

financial reporting.
Refer to Note 2 and Note 3 of the Bank’s 2025 Consolidated

Financial Statements for further information

regarding the Bank’s changes to accounting policies,
procedures, and estimates.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 106
Additional Financial Information
Unless otherwise indicated, all amounts are

expressed in Canadian dollars and have

been primarily derived from the Bank’s 2025

Consolidated Financial
Statements,

prepared in accordance with IFRS as issued

by the IASB.

TABLE 59: SELECT ANNUAL

INFORMATION
1
(millions of Canadian dollars, except

as noted)
2025 2024 2023
Total revenue $ 67,777 $ 57,223 $ 50,690
Net income available to common shareholders 19,973 8,316 10,071
Basic earnings per share 11.57 4.73 5.53
Diluted earnings per share 11.56 4.72 5.52
Dividends declared per common share 4.20 4.08 3.84
Total Assets (billions of Canadian

dollars)
2,094.6 2,061.8 1,955.1
Deposits (billions of Canadian dollars) 1,267.1 1,268.7 1,198.2
1

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17,
Insurance Contracts

(IFRS 17).
TABLE 60: INVESTMENT PORTFOLIO

– Securities Maturity Schedule
1,2
(millions of Canadian dollars) As at
Remaining terms to maturities 3
Over 1 Over 3 Over 5 With no
Within year to years to years to Over 10

specific
1 year 3 years 5 years 10 years years maturity Total Total
October 31 October 31
2025 2024
Securities at fair value through other comprehensive income
Government and government-
related securities
Canadian government debt
Federal
Fair value $ 1,878 $ 1,619 $ 5,108 $ 7,175 $ 111 $ – $ 15,891 $ 18,139
Amortized cost 1,876 1,611 5,109 7,210 150 – 15,956 18,281
Yield 2.36% 2.16% 2.65% 3.16% 2.81% – % 2.80% 2.30%
Provinces
Fair value 1,050 3,253 5,973 10,372 432 – 21,080 21,270
Amortized cost 1,046 3,232 5,928 10,335 430 – 20,971 21,263
Yield 2.61% 2.60% 2.24% 3.18% 4.09% – % 2.82% 2.61%
U.S. federal government debt
Fair value 8,859 1,500 12,997 17,278 – – 40,634 29,503
Amortized cost 8,852 2,223 14,316 15,007 – – 40,398 29,553
Yield 3.28% 3.82% 4.03% 4.21% – % – % 3.92% 4.02%
U.S. states, municipalities, and agencies

Fair value 3,146 1 3,507 4,370 2,834 – 13,858 5,694
Amortized cost 3,146 1 3,504 4,359 2,871 – 13,881 5,818
Yield 3.89% 4.05% 4.58% 4.70% 4.83% – % 4.51% 2.17%
Other OECD government-guaranteed debt
Fair value 273 1,612 5,932 58 – – 7,875 1,679
Amortized cost 273 1,612 5,921 58 – – 7,864 1,687
Yield 1.17% 4.10% 4.34% 4.07% – % – % 4.18% 1.80%
Canadian mortgage-backed securities
Fair value 436 1,460 – – – – 1,896 2,137
Amortized cost 431 1,438 – – – – 1,869 2,125
Yield 2.25% 3.22% – % – % – % – % 3.00% 2.43%
Other debt securities
Asset-backed securities
Fair value 914 274 2,932 1,615 2,974 – 8,709 1,384
Amortized cost 913 273 2,929 1,612 2,986 – 8,713 1,397
Yield 2.84% 4.41% 4.46% 4.58% 4.94% – % 4.48% 5.78%
Non-agency CMO
4
Fair value – – – – – – – –
Amortized cost – – – – – – – –
Yield – % – % – % – % – % – % – % – %
Corporate and other debt
Fair value 2,681 3,280 2,212 1,643 3,275 – 13,091 9,446
Amortized cost 2,675 3,257 2,190 1,609 3,279 1 13,011 9,419
Yield 3.26% 3.35% 3.91% 3.98% 4.38% – % 3.77% 3.01%
Equity securities
Common shares

Fair value – – – – – 2,536 2,536 3,914
Cost – – – – – 2,332 2,332 3,810
Yield – % – % – % – % – % 3.57% 3.57% 5.59%
Preferred shares
Fair value – – – – – 511 511 501
Cost – – – – – 523 523 632
Yield – % – % – % – % – % 5.04% 5.04% 3.82%
Total securities at fair value through other comprehensive
income
Fair value $ 19,237 $ 12,999 $ 38,661 $ 42,511 $ 9,626 $ 3,047 $ 126,081 $ 93,667
Amortized cost 19,212 13,647 39,897 40,190 9,716 2,856 125,518 93,985
Yield 3.18% 3.21% 3.71% 3.82% 4.65% 3.84% 3.68% 3.16%
1
Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2
There were securities from two issuers where the book values were greater than 10%

as at October 31, 2025 but none as at October 31, 2024.
3
Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
4
Collateralized mortgage obligation.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 107
TABLE 60: INVESTMENT PORTFOLIO

– Securities Maturity Schedule
(continued) 1,2
(millions of Canadian dollars) As at
Remaining terms to maturities 3
Over 1 Over 3 Over 5 With no
Within year to years to years to Over 10

specific
1 year 3 years 5 years 10 years years maturity Total Total
October 31 October 31
2025 2024
Debt securities at amortized cost
Government and government-related
securities
Canadian government debt
Federal
Fair value $ 12,262 $ 12,295 $ 2,770 $ 9,361 $ 1,257 $ – $ 37,945 $ 22,825
Amortized cost 12,267 12,206 2,784 9,368 1,293 – 37,918 22,991
Yield 2.22% 2.99% 2.54% 3.09% 3.73% – % 2.76% 2.35%
Provinces
Fair value 931 3,358 7,836 6,417 328 – 18,870 18,514
Amortized cost 934 3,370 7,811 6,395 326 – 18,836 18,614
Yield 1.69% 2.33% 2.30% 3.16% 3.85% – % 2.59% 2.67%
U.S. federal government and agencies debt
Fair value – 21,273 5,122 – 13,713 – 40,108 49,281
Amortized cost – 21,692 5,775 91 13,633 – 41,191 51,326
Yield – % 1.42% 1.63% 3.89% 2.14% – % 1.69% 1.40%
U.S. states, municipalities, and agencies

Fair value 1,922 1,908 5,206 23,713 19,580 – 52,329 70,247
Amortized cost 1,922 1,939 5,286 24,090 20,099 – 53,336 72,773
Yield 2.65% 1.69% 2.77% 1.89% 4.69% – % 3.05% 3.48%
Other OECD government-guaranteed debt
Fair value 7,966 13,945 7,832 3,099 – – 32,842 40,909
Amortized cost 8,006 13,428 6,882 2,891 – – 31,207 39,394
Yield 1.15% 1.70% 2.35% 1.99% – % – % 1.73% 1.61%
Other debt securities
Asset-backed securities
Fair value 10 1,128 4,504 6,008 15,406 – 27,056 29,422
Amortized cost 10 1,140 4,509 5,981 15,407 – 27,047 29,708
Yield 2.79% 2.95% 3.81% 4.66% 4.99% – % 4.63% 4.41%
Non-agency CMO
Fair value – – – – 13,163 – 13,163 14,874
Amortized cost – – – – 13,274 – 13,274 15,362
Yield – % – % – % – % 3.21% – % 3.21% 3.02%
Canadian issuers
Fair value 105 1,052 871 532 10 – 2,570 4,620
Amortized cost 105 1,051 867 532 9 – 2,564 4,722
Yield 2.10% 2.17% 2.08% 3.77% 4.22% – % 2.48% 2.10%
Other issuers

Fair value 2,177 6,572 3,920 1,605 – – 14,274 15,484
Amortized cost 2,188 6,775 4,392 1,711 – – 15,066 16,725
Yield 1.40% 2.55% 2.94% 3.06% – % – % 2.56% 2.71%
Total debt securities at amortized cost
Fair value $ 25,373 $ 61,531 $ 38,061 $ 50,735 $ 63,457 $ – $ 239,157 $ 266,176
Amortized cost 25,432 61,601 38,306 51,059 64,041 – 240,439 271,615
Yield 1.83% 2.02% 2.54% 2.66% 3.89% – % 2.72% 2.67%
1
Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums

and
discounts; the effect of related hedging activities is excluded.
2
There were securities from two issuers where the book values were greater than 10%

as at October 31, 2025 but none as at October 31, 2024.
3
Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 108
TABLE 61: LOAN PORTFOLIO – Maturity Schedule
(millions of Canadian dollars)

As at
Remaining term-to-maturity
Within 1

Over 1 to 5 Over 5 years Over

year

years to 15 years 15 years Total
October 31 October 31
2025 2024
Canada

Residential mortgages $ 75,041 $ 190,608 $ 1,820 $ – $ 267,469 $ 273,069
Consumer instalment and other personal

HELOC 61,934

85,823

170

– 147,927 123,036

Indirect auto 899

15,159

16,036

– 32,094 29,837

Other 19,142

723

1,167

– 21,032 19,885
Credit card 21,867

–

–

– 21,867 20,510
Total personal 178,883

292,313

19,193

– 490,389 466,337
Real estate

Residential 16,590

10,795

1,260

157 28,802 27,874

Non-residential 14,868

10,788

1,813

312 27,781 25,962
Total real estate 31,458

21,583

3,073

469 56,583 53,836
Total business and government

(including real estate) 109,737 48,362 7,942 1,417 167,458 163,958
Total loans – Canada 288,620

340,675

27,135

1,417 657,847 630,295
United States

Residential mortgages 745

443

1,542

44,864 47,594 58,580
Consumer instalment and other personal

HELOC 9,921

75

740

1,745 12,481 11,525
Indirect auto 533

25,550

18,142

– 44,225 42,981
Other 253

972

6

– 1,231 1,099
Credit card 19,789

–

–

– 19,789 20,123
Total personal 31,241

27,040

20,430

46,609 125,320 134,308
Real estate

Residential 3,567

7,992

2,738

330 14,627 13,727

Non-residential 8,109

15,366

3,665

703 27,843 28,152
Total real estate 11,676

23,358

6,403

1,033 42,470 41,879
Total business and government

(including real estate) 43,770 81,743 34,532 7,024 167,069 183,107
Total loans – United States 75,011

108,783

54,962

53,633 292,389 317,415
Other International

Personal 49

–

–

– 49 25
Business and government 7,371

3,902

431

– 11,704 10,138
Total loans – Other international 7,420

3,902

431

– 11,753 10,163
Other loans
Debt securities classified as loans –

–

–

– – –
Acquired credit-impaired loans –

–

–

– – –
Total other loans – – – – – –
Total loans $ 371,051 $ 453,360 $ 82,528 $ 55,050 $ 961,989 $ 957,873
TABLE 62: LOAN PORTFOLIO – Rate Sensitivity
(millions of Canadian dollars) As at
October 31, 2025 October 31, 2024
Over 1 to
Over 5 to

Over Over 1 to Over 5 to Over
5 years 15 years 15 years 5 years 15 years 15 years
Fixed rate $ 287,967 $ 67,523 $ 36,896 $ 302,548 $ 68,990 $ 44,741
Variable rate 165,393 15,005 18,154 168,941 16,419 20,037
Total $ 453,360 $ 82,528 $ 55,050 $ 471,489 $ 85,409 $ 64,778

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 109
TABLE 63: ALLOWANCE FOR LOAN LOSSES
(millions of Canadian dollars, except as noted)

2025

2024
Allowance for loan losses – Balance at beginning of year $ 8,094 $ 7,136
Provision for credit losses 4,505 4,253
Write-offs
Canada

Residential mortgages 7 5
Consumer instalment and other personal

HELOC

4 8

Indirect Auto

531 437

Other

324 281
Credit card

704 587
Total personal

1,570 1,318
Real estate

Residential

2 3

Non-residential

5 4
Total real estate

7 7
Total business and government (including real estate)

417 264
Total Canada

1,987 1,582
United States

Residential mortgages

4 3
Consumer instalment and other personal

HELOC

7 3

Indirect Auto

523 501

Other

209 266
Credit card

1,373 1,293
Total personal

2,116 2,066
Real estate

Residential

57 8

Non-residential

56 100
Total real estate

113 108
Total business and government (including real estate)

540 336
Total United States

2,656 2,402
Other International

Personal

– –
Business and government

82 –
Total other international

82 –
Other loans
Debt securities classified as loans

– –
Acquired credit-impaired loans
1,2

– –
Total other loans

– –
Total write-offs against portfolio 4,725 3,984
Recoveries
Canada
Residential mortgages – –
Consumer instalment and other personal

HELOC 1 1

Indirect Auto 93 77

Other 48 47
Credit card 116 107
Total personal 258 232
Real estate

Residential – –

Non-residential 1 –
Total real estate 1 –
Total business and government (including real estate) 24 23
Total Canada 282 255
United States
Residential mortgages 7 1
Consumer instalment and other personal

HELOC 9 3

Indirect Auto 172 163

Other 26 32
Credit card 278 212
Total personal 492 411
Real estate

Residential 1 2

Non-residential 27 14
Total real estate 28 16
Total business and government (including real estate) 57 41
Total United States 549 452
Other International
Personal – –
Business and government 1 –
Total other international 1 –
Other loans
Debt securities classified as loans – –
Acquired credit-impaired loans 1,2 – –
Total other loans – –
Total recoveries on portfolio 832 707
Net write-offs (3,893) (3,277)
Disposals (22) (39)
Foreign exchange and other adjustments 14 15
Total allowance for loan losses, including off-balance sheet positions 8,698 8,088
Less: Change in allowance for off-balance sheet positions 3 9 (6)
Total allowance for loan losses, at end of period
$ 8,689 $ 8,094
Ratio of net write-offs in the period to average loans outstanding
0.41% 0.35%
1
Includes all FDIC covered loans and other ACI loans.
2
Other adjustments are required as a result of the accounting for FDIC covered loans.
3
The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated

Balance Sheet.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 110
TABLE 64: AVERAGE DEPOSITS
(millions of Canadian dollars, except as noted) For the years ended
October 31, 2025 October 31, 2024
Total Total
Average interest Average Average interest Average
balance expense rate paid balance expense rate paid
Deposits booked in Canada 1
Non-interest-bearing demand deposits $ 19,166 $ – – % $ 18,246 $ – – %
Interest-bearing demand deposits 98,939 5,006 5.06 87,264 7,291 8.36
Notice deposits 329,475 1,387 0.42 312,014 1,595 0.51
Term deposits 408,341 15,353 3.76 383,720 16,730 4.36
Total deposits booked in Canada 855,921 21,746 2.54 801,244 25,616 3.20
Deposits booked in the United States
Non-interest-bearing demand deposits 11,051 – – 11,233 – –
Interest-bearing demand deposits 42,417 1,372 3.23 34,784 1,377 3.96
Notice deposits 366,734 7,764 2.12 363,171 8,780 2.42
Term deposits 144,428 6,075 4.21 131,054 6,985 5.33
Total deposits booked in the United States 564,630 15,211 2.69 540,242 17,142 3.17
Deposits booked in other international
Non-interest-bearing demand deposits – – – 5 – –
Interest-bearing demand deposits 7,885 254 3.22 1,532 81 5.29
Notice deposits – – – – – –
Term deposits 73,069 2,828 3.87 79,611 4,021 5.05
Total deposits booked in other international 80,954 3,082 3.81 81,148 4,102 5.05
Total average deposits $ 1,501,505 $ 40,039 2.67% $ 1,422,634 $ 46,860 3.29%
1

As at October 31, 2025, deposits by foreign depositors in TD’s Canadian bank offices amounted to $234 billion (October 31, 2024 – $218 billion).

TABLE 65: DEPOSITS – Denominations of $100,000

or greater
1
(millions of Canadian dollars) As at
Remaining term-to-maturity
Within 3 3 months to 6 months to Over 12
months 6 months 12 months months Total
October 31, 2025
Canada $ 98,967 $ 53,964 $ 61,602 $ 164,862 $ 379,395
United States 2 45,371 33,745 15,509 4,006 98,631
Other international 37,949 7,220 20,475 84 65,728
Total $ 182,287 $ 94,929 $ 97,586 $ 168,952 $ 543,754
October 31, 2024
Canada $ 87,189 $ 39,584 $ 68,581 $ 162,097 $ 357,451
United States 2 41,824 33,614 27,596 3,336 106,370
Other international 36,401 9,911 35,960 258 82,530
Total $ 165,414 $ 83,109 $ 132,137 $ 165,691 $ 546,351
1

Deposits in Canada, U.S., and Other international include wholesale and retail deposits.
2

Includes deposits based on denominations of US$250,000 or greater of $43.5 billion in ‘within 3 months’, $35.2 billion in ‘over 3 months to 6 months’, $17.6 billion in ‘over 6 months to
12 months’, and $3.8 billion in ‘over 12 months’ (October 31, 2024 – $36.9 billion in ‘within 3 months’, $30.5 billion in ‘over 3 months to 6 months’, $30.0 billion in ‘over 6 months to
12 months’, $3.2 billion in ‘over 12 months’).

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 111
TABLE 66: NET INTEREST INCOME ON

AVERAGE INTEREST-EARNING BALANCES
1,2
(millions of Canadian dollars, except as noted) 2025 2024
Average Average Average Average
balance Interest 3 rate balance Interest 3 rate
Interest-earning assets
Interest-bearing deposits with Banks
Canada $ 32,986 $ 1,141 3.46% $ 29,251 $ 1,833 6.27%
U.S. 96,099 3,950 4.11 72,331 3,446 4.76
Securities

Trading

Canada 82,454 3,026 3.67 77,792 3,110 4.00
U.S. 26,674 976 3.66 26,410 999 3.78
Non-trading

Canada 129,989 4,630 3.56 117,514 6,067 5.16
U.S. 214,597 9,793 4.56 226,820 10,293 4.54
Securities purchased under reverse

repurchase agreements

Canada 86,383 2,711 3.14 86,905 4,253 4.89
U.S. 86,647 4,644 5.36 74,237 4,837 6.52
Loans

Residential mortgages 4

Canada 295,546 11,654 3.94 287,609 12,772 4.44
U.S. 52,366 2,111 4.03 56,771 2,203 3.88
Consumer instalment and other personal

Canada 180,223 9,364 5.20 165,582 8,377 5.06
U.S. 55,762 3,454 6.19 52,340 3,243 6.20
Credit card

Canada 22,093 2,985 13.51 20,581 2,712 13.18
U.S. 19,291 3,615 18.74 18,953 3,652 19.27
Business and government 4

Canada 182,407 9,170 5.03 173,410 10,364 5.98
U.S. 164,923 9,165 5.56 163,744 10,097 6.17
International 5 145,420 5,232 3.60 124,093 5,131 4.13
Total interest-earning assets
6
1,873,860 87,621 4.68 1,774,343 93,389 5.26

Interest-bearing liabilities

Deposits

Personal 7

Canada 344,072 5,393 1.57 328,798 7,124 2.17
U.S. 271,867 7,103 2.61 264,636 7,647 2.89
Banks 8,9

Canada 23,160 766 3.31 20,121 1,078 5.36
U.S. 28,597 903 3.16 24,319 908 3.73
Business and government 8,9

Canada 429,316 15,587 3.63 394,345 17,414 4.42
U.S. 191,620 7,205 3.76 179,530 8,587 4.78
Subordinated notes and debentures 11,673 519 4.45 10,417 436 4.19
Obligations related to securities sold short

and under repurchase agreements

Canada 78,361 2,590 3.31 77,529 3,596 4.64
U.S. 111,981 6,345 5.67 109,960 7,015 6.38
Securitization liabilities
10
36,304 886 2.44 30,503 1,002 3.28
Other liabilities

Canada 5,117 234 4.57 4,092 156 3.81
U.S. 15,879 1,277 8.04 20,321 1,137 5.60
International
8,9
143,342 5,751 4.01 135,392 6,817 5.04
Total interest-bearing liabilities 6 1,691,289 54,559 3.23 1,599,963 62,917 3.93
Total interest-earning assets, net interest

income, and net interest margin $ 1,873,860 $ 33,062 1.76% $ 1,774,343 $ 30,472 1.72%
Add: non-interest earning assets 234,004 – – 201,032 – –
Total assets, net interest income and

margin $ 2,107,864 $ 33,062 1.57% $ 1,975,375 $ 30,472 1.54%
1

Net interest income includes dividends on securities.
2

Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
3
Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method (EIRM).
4

Includes average trading loans of $26 billion (2024 – $20 billion).
5
Comprised of interest-bearing deposits with Banks, securities, securities purchased under reverse repurchase agreements, and business and government loans.
6
Average interest-earning assets and average interest-bearing liabilities are non-GAAP financial measures that depict the Bank’s financial position, and are calculated using daily balances. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non

-GAAP and Other Financial Measures” in the “Financial Results Overview”
section of this document.
7 Includes charges incurred on the Schwab IDA Agreement of $1.4 billion (2024 – $0.9 billion).
8

Includes average trading deposits with a fair value of $31 billion (2024 – $31 billion).
9 Includes average deposit designated at FVTPL of $202 billion (2024 – $188 billion).
10
Includes average securitization liabilities at fair value of $23 billion (2024

– $18 billion) and average securitization liabilities at amortized cost of $14 billion (2024 – $13 billion).

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 112
The following table presents an analysis of the

change in net interest income due to volume

and interest rate changes. In this analysis,

changes due to
volume/interest rate variance have been

allocated to average interest rate.

TABLE 67: ANALYSIS OF CHANGE

IN NET INTEREST INCOME
1,2
(millions of Canadian dollars) 2025 vs. 2024
Increase (decrease) due to changes in
Average volume Average rate Net change
Interest-earning assets
Interest-bearing deposits with banks
Canada $ 234 $ (926) $ (692)
U.S. 1,132 (628) 504
Securities
Trading
Canada 186 (270) (84)
U.S. 10 (33) (23)
Non-trading
Canada 644 (2,081) (1,437)
U.S. (555) 55 (500)
Securities purchased under reverse
repurchase agreements

Canada (26) (1,516) (1,542)
U.S. 809 (1,002) (193)
Loans
Residential mortgages
Canada 352 (1,470) (1,118)
U.S. (170) 78 (92)
Consumer instalment and other personal
Canada 741 246 987
U.S. 213 (2) 211
Credit card
Canada 199 74 273
U.S. 65 (102) (37)
Business and government
Canada 537 (1,731) (1,194)
U.S. 73 (1,005) (932)
International 896 (795) 101
Total interest income 5,340 (11,108) (5,768)
Interest-bearing liabilities
Deposits
Personal
Canada 331 (2,062) (1,731)
U.S. 210 (754) (544)
Banks
Canada 163 (475) (312)
U.S. 160 (165) (5)
Business and government
Canada 1,545 (3,372) (1,827)
U.S. 578 (1,960) (1,382)
Subordinated notes and debentures 53 30 83
Obligations related to securities sold

short and under repurchase agreements
Canada 39 (1,045) (1,006)
U.S. 129 (799) (670)
Securitization liabilities 191 (307) (116)
Other liabilities
Canada 38 40 78
U.S. (249) 389 140
International 389 (1,455) (1,066)
Total interest expense 3,577 (11,935) (8,358)
Net interest income $ 1,763 $ 827 $ 2,590
1
Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
2

Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the EIRM.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 113
GLOSSARY
Financial and Banking Terms
Adjusted Results:

Non-GAAP financial measures

used to assess each of the
Bank’s businesses and to measure the Bank’s overall

performance. To arrive at
adjusted results, the Bank adjusts for “items

of note”, from reported results. The
items of note relate to items which management

does not believe are indicative
of underlying business performance.
Allowance for Credit Losses:

Represent expected credit losses (ECLs)

on
financial assets, including any off-balance sheet

exposures, at the balance
sheet date. Allowance for credit losses consists

of Stage 3 allowance for
impaired financial assets and Stage 2 and

Stage 1 allowance for performing
financial assets and off-balance sheet instruments.

The allowance is increased
by the provision for credit losses,

decreased by write-offs net of recoveries and
disposals,

and impacted by foreign exchange.
Amortized Cost:

The amount at which a financial asset or

financial liability is
measured at initial recognition minus principal

repayments, plus or minus the
cumulative amortization, using EIRM, of any

differences between the initial
amount and the maturity amount, and

minus any reduction for impairment.

Assets under Administration (AUA):

Assets that are beneficially owned by
customers where the Bank provides services

of an administrative nature, such
as the collection of investment income and

the placing of trades on behalf of the
clients (where the client has made his or

her own investment selection). The
majority of these assets are not reported on

the Bank’s Consolidated Balance
Sheet.
Assets under Management (AUM):

Assets that are beneficially owned by
customers, managed by the Bank, where

the Bank has discretion to make
investment selections on behalf of the

client (in accordance with an investment
policy). In addition to the TD family of mutual

funds, the Bank manages assets
on behalf of individuals, pension funds, corporations,

institutions, endowments
and foundations. These assets are not reported

on the Bank’s Consolidated
Balance Sheet. Some assets under management

that are also administered by
the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):

A form of commercial paper that is
collateralized by other financial assets.

Institutional investors usually purchase
such instruments in order to diversify their assets

and generate short-term
gains.
Asset-Backed Securities (ABS):

A security whose value and income
payments are derived from and collateralized

(or “backed”) by a specified pool
of underlying assets.
Average Common Equity:
Average common equity for the business

segments
reflects the average allocated capital. The

Bank’s methodology for allocating
capital to its business segments is largely aligned

with the common equity
capital requirements under Basel III.
Average Interest-Earning Assets:

A non-GAAP financial measure that depicts
the Bank’s financial position, and is calculated

as the average carrying value of
deposits with banks, loans and securities based

on daily balances for the period
ending October 31 in each fiscal year.
Basic Earnings per Share (EPS):

A performance measure calculated by
dividing net income available to common

shareholders by the weighted average
number of common shares outstanding

for the period. Adjusted basic EPS is
calculated in the same manner using adjusted

net income.
Basis Points

(bps):

A unit equal to 1/100 of 1%. Thus, a 1%

change is equal to
100 basis points.

Book Value per Share:

A measure calculated by dividing common
shareholders’

equity by number of common shares at the

end of the period.

Carrying Value:

The value at which an asset or liability

is carried at on the
Consolidated Balance Sheet.
Catastrophe Claims:

Insurance claims that relate to any single

event that
occurred in the period, for which the aggregate

insurance claims are equal to
or greater than an internal threshold of $5

million before reinsurance. The
Bank’s internal threshold may change from time

to time.
Collateralized Mortgage Obligation (CMO):

They are collateralized debt
obligations consisting of mortgage-backed

securities that are separated and
issued as different classes of mortgage pass-through

securities with different
terms, interest rates, and risks. CMOs by private

issuers are collectively
referred to as non-agency CMOs.
Common Equity Tier 1 (CET1) Capital: This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying
non-controlling interest in subsidiaries. Regulatory

deductions made to arrive
at the CET1 Capital include goodwill

and intangibles, unconsolidated
investments in banking, financial, and insurance

entities, deferred tax assets,
defined benefit pension fund assets, and

shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio: CET1 Capital ratio represents the predominant measure of capital adequacy

under Basel III
and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):

A measure of growth over multiple
time periods from the initial investment value

to the ending investment value
assuming that the investment has been compounding

over the time period.
Credit Valuation Adjustment (CVA): CVA represents a capital charge that measures credit risk due to default of derivative

counterparties. This charge
requires banks to capitalize for the potential

changes in counterparty credit
spread for the derivative portfolios.
Diluted EPS:

A performance measure calculated by dividing

net income
available to common shareholders by the

weighted average number of
common shares outstanding adjusting

for the effect of all potentially dilutive
common shares. Adjusted diluted EPS is

calculated in the same manner using
adjusted net income.
Dividend Payout Ratio:

A ratio represents the percentage of Bank’s earnings
being paid to common shareholders in

the form of dividends and is calculated
by dividing common dividends by net income

available to common
shareholders. Adjusted dividend payout ratio

is calculated in the same manner
using adjusted net income.
Dividend Yield:

A ratio calculated as the dividend per

common share for the
year divided by the daily average closing

stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated

by
dividing the provision for income taxes as a percentage

of net income before
taxes. Adjusted effective income tax rate is calculated

in the same manner
using adjusted results.
Effective Interest Rate (EIR):

The rate that discounts expected future cash
flows for the expected life of the financial instrument

to its carrying value. The
calculation takes into account the contractual

interest rate, along with any fees
or incremental costs that are directly

attributable to the instrument and all other
premiums or discounts.
Effective Interest Rate Method (EIRM):

A technique for calculating the actual
interest rate in a period based on the amount

of a financial instrument’s book
value at the beginning of the accounting period.

Under EIRM,

the effective
interest rate, which is a key component of

the calculation, discounts the
expected future cash inflows and outflows expected

over the life of a financial
instrument.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 114
Efficiency Ratio:

The efficiency ratio measures operating efficiency and

is
calculated by taking the non-interest expenses

as a percentage of total revenue.
A lower ratio indicates a more efficient business

operation. Adjusted efficiency
ratio is calculated in the same manner using

adjusted non-interest expenses
and adjusted total revenue.
Enhanced Disclosure Task Force (EDTF): Established by the FSB in
May 2012, comprised of banks, analysts, investors,

and auditors, with the goal
of enhancing the risk disclosures of banks and

other financial institutions.
Expected Credit Losses (ECLs): ECLs are the probability-weighted present value of expected cash shortfalls over

the remaining expected life of the
financial instrument and considers reasonable

and supportable information
about past events, current conditions, and forecasts

of future events and
economic conditions that impact the Bank’s

credit risk assessment.
Fair Value:

The price that would be received to sell an

asset or paid to transfer
a liability in an orderly transaction between

market participants at the
measurement date, under current market

conditions.
Fair value through other comprehensive

income (FVOCI):
Under IFRS 9, if
the asset passes the contractual cash

flows test (named SPPI), the business
model assessment determines how the instrument

is classified. If the instrument
is being held to collect contractual cash flows,

that is, if it is not expected to be
sold, it is measured as amortized cost. If the

business model for the instrument
is to both collect contractual cash flows and

potentially sell the asset, it is
measured at FVOCI.
Fair value through profit or loss (FVTPL): Under IFRS 9, the classification is dependent on two tests, a contractual

cash flow test (named SPPI) and a
business model assessment. Unless the

asset meets the requirements of both
tests, it is measured at fair value with all

changes in fair value reported in profit
or loss.
Federal Deposit Insurance Corporation

(FDIC):
A U.S. government
corporation which provides deposit insurance

guaranteeing the safety of a
depositor’s accounts in member banks.

The FDIC also examines and
supervises certain financial institutions for

safety and soundness, performs
certain consumer-protection functions, and

manages banks in receiverships
(failed banks).
Forward Contracts:

Over-the-counter contracts between two parties

that oblige
one party to the contract to buy and the other

party to sell an asset for a fixed
price at a future date.
Futures:

Exchange-traded contracts to buy or

sell a security at a predetermined
price on a specified future date.
Hedging:

A risk management technique intended

to mitigate the Bank’s
exposure to fluctuations in interest rates,

foreign currency exchange rates, or
other market factors. The elimination or

reduction of such exposure is
accomplished by engaging in capital markets

activities to establish offsetting
positions.
Impaired Loans:

Loans where, in management’s opinion,

there has been a
deterioration of credit quality to the extent

that the Bank no longer has
reasonable assurance as to the timely collection

of the full amount of principal
and interest.
Loss Given Default (LGD):

It is the amount of the loss the Bank

would likely
incur when a borrower defaults on a loan,

which is expressed as a percentage
of exposure at default.
Mark-to-Market (MTM):

A valuation that reflects current market rates

as at the
balance sheet date for financial instruments

that are carried at fair value.
Master Netting Agreements:

Legal agreements between two parties

that
have
multiple derivative contracts with each other

that provide for the net settlement
of all contracts through a single payment, in

a single currency, in the event of
default or termination of any one contract.
Net Corporate Expenses:
Non-interest expenses related to corporate

service
and control groups which are not allocated to a

business segment.

Net Interest Margin:

A non-GAAP ratio calculated as net interest

income as a
percentage of average interest-earning assets

to measure performance. This
metric is an indicator of the profitability of

the Bank’s earning assets less the
cost of funding. Adjusted net interest

margin is calculated in the same manner
using adjusted net interest income.
Non-Viability Contingent Capital (NVCC): Instruments (preferred shares and subordinated debt) that contain a feature or

a provision that allows the financial
institution to either permanently convert these

instruments into common shares
or fully write-down the instrument, in the event

that the institution is no longer
viable.
Notional:

A reference amount on which payments

for derivative financial
instruments are based.
Office of the Superintendent of Financial

Institutions Canada (OSFI):
The
regulator of Canadian federally chartered

financial institutions and federally
administered pension plans.
Operating Leverage: A
non-GAAP measure that the Bank calculates

as the
difference between the % change in adjusted

revenue (U.S. Retail in source
currency) net of insurance service expense

(ISE), and adjusted expenses
(U.S. Retail in US$) grossed up by the retailer

program partners’

share of PCL
for the Bank’s U.S. strategic card portfolio.

Collectively, these adjustments
provide a measure of operating leverage

that management believes is more
reflective of underlying business performance.
Options:

Contracts in which the writer of the option grants

the buyer the future
right, but not the obligation, to buy or to sell a

security, exchange rate, interest
rate, or other financial instrument or commodity

at a predetermined price at or
by a specified future date.
Price-Earnings Ratio:

A ratio calculated by dividing the closing

share price by
EPS based on a trailing four quarters to indicate

market performance.

Adjusted
price-earnings ratio is calculated in the

same manner using adjusted EPS.

Probability of Default (PD):

It is the likelihood that a borrower will not

be able
to meet its scheduled repayments.
Provision for Credit Losses (PCL):

Amount added to the allowance for credit
losses to bring it to a level that management

considers adequate to reflect
expected credit-related losses on its

portfolio.
Return on Common Equity (ROE):

The consolidated Bank ROE is calculated
as net income available to common shareholders

as a percentage of average
common shareholders’

equity,

utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income
available to common shareholders as a percentage

of average allocated
capital. Adjusted ROE is calculated in

the same manner using adjusted net
income.

Return on Tangible Common Equity (ROTCE):

A non-GAAP financial
measure calculated as reported net income

available to common shareholders
after adjusting for the after-tax amortization

of acquired intangibles, which are
treated as an item of note, as a percentage

of average Tangible common
equity. Adjusted ROTCE is calculated in the same manner using adjusted net
income.

Both measures can be utilized in assessing

the Bank’s use of equity.

TD BANK GROUP • 2025 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 115
Return on Risk-weighted Assets: Net income available to common shareholders as a percentage of average risk-weighted

assets.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory

risk-
weight factor to on and off-balance sheet exposures.

The risk-weight factors are
established by the OSFI to convert on and off-balance

sheet exposures to a
comparable risk level.
Securitization:

The process by which financial assets,

mainly loans, are
transferred to structures,

which normally issue a series of asset-backed
securities to investors to fund the purchase

of loans.
Solely Payments of Principal and Interest

(SPPI):

Contractual cash flows of a
financial asset that are consistent with a basic

lending arrangement.
Swaps:

Contracts that involve the exchange of fixed

and floating interest rate
payment obligations and currencies on a notional

principal for a specified period
of time.
Tangible common equity (TCE):

A non-GAAP financial measure calculated

as
common shareholders’ equity less goodwill,

imputed goodwill, and intangibles
on an investment in Schwab and other acquired

intangible assets, net of related
deferred tax liabilities. It can be utilized in assessing

the Bank’s use of equity.
Taxable Equivalent Basis (TEB):

A calculation method (not defined in GAAP)
that increases revenues and the provision

for income taxes on certain tax-
exempt securities to an equivalent before-tax

basis to facilitate comparison of
net interest income from both taxable and

tax-exempt sources.
Tier 1 Capital Ratio:

Tier 1 Capital represents the more permanent

forms of
capital, consisting primarily of common

shareholders’

equity, retained earnings,
preferred shares and innovative instruments.

Tier 1 Capital ratio is calculated as
Tier 1 Capital divided by RWA.
Total Capital Ratio:

Total Capital is defined as the total of net Tier 1 and Tier 2
Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):

The total return earned on an investment

in
TD’s common shares. The return measures the

change in shareholder value,
assuming dividends paid are reinvested in

additional shares.
Trading-Related Revenue:

A non-GAAP financial measure that is

the total of
trading income (loss), net interest income on

trading positions, and income from
financial instruments designated at FVTPL

that are managed within a trading
portfolio. Trading-related revenue (TEB) in the Wholesale

Banking segment is
also a non-GAAP financial measure and is

calculated in the same manner,
including TEB adjustments. Both are used

for measuring trading performance.
Value-at-Risk (VaR):

A metric used to monitor and control overall

risk levels
and to calculate the regulatory capital required

for market risk in trading
activities. VaR measures the adverse impact that potential changes in market
rates and prices could have on the value

of a portfolio over a specified period of
time.